

02041924

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K



RECEIVED
JUN 27 2002
154

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________

Commission file number 1-225

A. Full title of the Plans and the address of the Plans, if different from that of the issuer named below:

Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan

Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan

Kimberly-Clark Corporation Retirement Contribution Plan

Kimberly-Clark Corporation Defined Contribution Plans Trust

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the Plans and the address of its principal executive offices:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedules for each of the Plans have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto and incorporated by reference herein.

2. Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan is set forth in such financial statements filed as Exhibit 99.2 hereto and incorporated by reference herein.

4. Kimberly-Clark Corporation Retirement Contribution Plan

The Independent Auditors' Report with respect to the financial statements of the Kimberly-Clark Corporation Retirement Contribution Plan is set forth in such financial statements filed as Exhibit 99.3 hereto and incorporated by reference herein.

5. Kimberly-Clark Corporation Defined Contribution Plans Trust

The Independent Auditors' Report with respect to the financial statements and supplemental schedules of the Kimberly-Clark Corporation Defined Contribution Plans Trust for the Plans is set forth in such financial statements and supplemental schedules filed as Exhibit 99.4 hereto and incorporated by reference herein.

6. Exhibits

10.1	Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, as amended through March 1, 2002.
10.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, as amended through March 1, 2002.
10.3	Kimberly-Clark Corporation Retirement Contribution Plan, as amended through March 1, 2002.
10.4	Kimberly-Clark Corporation Defined Contribution Plans Trust, as amended through September 29, 2000.
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan Financial Statements.

99.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Financial Statements.
99.3	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements.
99.4	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, the Kimberly-Clark Corporation Retirement Contribution Plan and the Kimberly-Clark Corporation Defined Contribution Plans Trust, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KIMBERLY-CLARK CORPORATION
SALARIED EMPLOYEES INCENTIVE
INVESTMENT PLAN,
KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE
INVESTMENT PLAN,
KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN and
KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

Date: June 26, 2002

By: Kimberly-Clark Corporation
Plan Administrator

By: 
Lizanne C. Gottung
Vice President – Human Resources

EXHIBIT INDEX

Exhibit	Description
10.1	Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, as amended through March 1, 2002.
10.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, as amended through March 1, 2002.
10.3	Kimberly-Clark Corporation Retirement Contribution Plan, as amended through March 1, 2002.
10.4	Kimberly-Clark Corporation Defined Contribution Plans Trust, as amended through September 29, 2000.
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan Financial Statements.
99.2	Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Financial Statements.
99.3	Kimberly-Clark Corporation Retirement Contribution Plan Financial Statements.
99.4	Kimberly-Clark Corporation Defined Contribution Plans Trust Financial Statements and Supplemental Schedules.

Exhibit 10.1

KIMBERLY-CLARK CORPORATION SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN

(As amended through March 1, 2002)

KIMBERLY-CLARK CORPORATION HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN*

TABLE OF CONTENTS

---

*This Table of Contents is intended solely for internal use by Kimberly-Clark personnel; it is not part of the Plan.

ARTICLE I

NAME, PURPOSE AND EFFECTIVE DATE OF PLAN

This Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the "Plan") has been adopted effective August 1, 1967. Its purpose is to promote the interests of the Corporation and its stockholders by encouraging Eligible Employees to arrange for personal investment programs which, depending upon the success of the Corporation, will be augmented by Company Matching Contributions. It provides each Eligible Employee with an opportunity to become a stockholder of the Corporation. To comply with the applicable requirements of the Tax Reform Act of 1986, the Plan has been restated in its entirety effective March 31, 1993, except as otherwise provided in Section 11.12 hereof. The Plan is intended to be an employee stock ownership plan, as defined in section 4975 of the Code, and is designed to invest primarily in qualifying employer securities, as defined in section 409(l) of the Code.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1 Definitions. When the following words and phrases appear in this Plan, they shall have the respective meanings set forth below unless the context clearly indicates otherwise:

(a) Accounts: The accounts under the Plan to be maintained for each Participant as provided in Section 6.2.

(b) Actual Contribution Percentage: A percentage which, for a specified group of Eligible Employees for a Plan Year shall be the average of the ratios (calculated separately for each Eligible Employee in such group) of

(i) the amount of After-Tax Contributions and Company Matching Contributions remitted to the Trustee on behalf of each Eligible Employee for such Plan Year (but only to the extent that such Contributions and Company Matching Contributions are not considered for purposes of Section 2.1(c) hereof), together with qualified nonelective contributions treated as Company Matching Contributions pursuant to Code section 401(m) and regulations thereunder, to

(ii) the Eligible Employee's Total Compensation for such Plan Year.

For the purposes of determining the ratio of a Highly Compensated Eligible Employee, the After-Tax Contributions, Company Matching Contributions, and Total Compensation of such Highly Compensated Eligible Employee shall include the After-Tax Contributions, Company Matching Contributions, and Total Compensation of family members (as defined in Code section 414(q)(6)(B)) of said Highly Compensated Eligible Employee; provided, however, that this sentence shall not apply for Plan Years beginning after December 31, 1996.

(c) Actual Deferral Percentage: A percentage which, for a specified group of Eligible Employees for a Plan Year, shall be the average of the ratios (calculated separately for each Eligible Employee in such group) of

(i) the amount of Before-Tax Contributions remitted to the Trustee on behalf of each such Eligible Employee for such Plan Year (and, to the extent determined appropriate by the Committee, such other Contributions and Company Matching Contributions as may be used to determine the actual deferral percentage under Code section 401(k) and regulations thereunder), to

(ii) the Eligible Employee's Total Compensation for such Plan Year.

For the purposes of determining the ratio of a Highly Compensated Eligible Employee, the Before-Tax Contributions and Total Compensation of such Highly Compensated Eligible Employee shall include the Before-Tax Contributions and

Total Compensation of family members (as defined in Code section 414(q)(6)(B)) of said Highly Compensated Eligible Employee; provided, however that this sentence shall not apply for Plan Years beginning after December 31, 1996.

(d) Affiliated Employer: An Employer and any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b)) which includes an Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Code section 414(c)) with an Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code section 414(m)) which includes an Employer; and any other entity required to be aggregated with an Employer pursuant to Code section 414(o).

(e) After-Tax Contributions: Contributions made by Participants on an after-tax basis, which include Basic After-Tax Contributions and Unrestricted After-Tax Contributions.

(f) All Cash Distribution: As defined in subsection 7.3(c).

(g) All Stock Distribution: As defined in subsection 7.3(a).

(h) Annuity Starting Date: The first day of the first period following the Valuation Date for which a Participant's distribution is payable as an annuity.

(i) Ballard: Ballard Medical Product, a wholly-owned subsidiary of the Corporation.

(j) Ballard Heritage Employee: An Employee of Ballard, as of December 31, 1999, who has an Hour of Service on January 1, 2000. Except for purposes of Article III, a Ballard Heritage Employee may also include a former employee of Ballard with an account in the Ballard Savings Plan as of December 31, 1999 which is transferred to this Plan as of January 31, 2000.

(k) Ballard Heritage Rollover Account: An Account consisting of Discretionary Contributions and Matching Contributions, as defined under the Ballard Savings Plan, and earnings and losses attributable thereto, transferred from the Ballard Savings Plan as of January 31, 2000 with respect to the Ballard Heritage Employees, pursuant to the merger of the Ballard Savings Plan herein, and rollovers made under a prior version of this Plan, with earnings thereon.

(l) Ballard Savings Plan: the Ballard Medical Products 401(k) Retirement Savings Plan.

(m) Base Hourly Wages: An amount, as determined by the Employer pursuant to Committee rule, which is that portion of an Eligible Employee's Total Compensation from an Employer which consists only of regular earnings while a Participant. Base Hourly Wages shall be determined before Before-Tax Contributions pursuant to subsection 3.2(a), and any elective wage reduction contributions pursuant to Code Section 125, are deducted. Notwithstanding the foregoing, the amount of any Eligible Employee's compensation which is taken into account for purposes of determining such Eligible Employee's Base Hourly Wages under the Plan shall not exceed the limit set forth in Section 11.12.

(n) Basic After-Tax Contributions:

(i) Contributions made by Participants under subsection 3.2(b) on an after-tax basis on account of which a Company Matching Contribution is made to the Plan on behalf of the Participant; or

(ii) Before-Tax Contributions in excess of the limitation under subsection 3.5(a)(i) or in excess of the limitation under subsection 3.5(b)(i) which are recharacterized under subsection 3.5(b)(iii), and any other employee contributions, as defined in Code Section 401(m) and the regulations thereunder, on account of which a Company Matching Contribution was made to this Plan on behalf of the Participant,

excluding any such employee contributions contributed prior to April 1, 1990, or made on behalf of a Participant who was employed prior to April 1, 1989.

(o) Beneficiary: The person or persons last designated on Timely Notice by a Participant, provided the named person survives the Participant. If no such person is validly designated as provided under Section 7.7(a), or if the designated person predeceases the Participant, the Beneficiary shall be the Participant's spouse, if living, and if not, the Participant's estate.

(p) Before-Tax Contributions: Contributions made by Employers on behalf of Participants under subsection 3.2(a) on or after April 1, 1993 that are considered deferred within the meaning of Code section 401(k) and regulations thereunder.

(q) Board: The Board of Directors of the Corporation.

(r) Bond Index Fund: An Investment Fund consisting of U.S. government and investment grade corporate bonds, and asset backed and mortgage backed securities with the objective to match the performance of the Lehman Brothers Aggregate Bond Index, or such other similar index as may be selected by the Named Fiduciary. The Bond Index Fund shall include funds transferred from the Government Fund as of October 1, 1996 under the prior version of the Plan, and Contributions allocated to the Government Fund under the prior version of the Plan shall be allocated to the Bond Index Fund. The Bond Index Fund shall also include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the KCTC Admiral Long-Term U.S. Treasury Portfolio Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan. The Bond Index Fund shall also include funds transferred as of January 1, 1998 from the KCTC Admiral Long-Term U.S. Treasury Portfolio Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Bond Index Fund shall also include funds transferred as of January 31, 2000 from the Ballard Bond and Mortgage Account pursuant to the merger of the Ballard Savings Plan herein.

(s) Business Day: Any day on which securities are traded on the New York Stock Exchange.

(t) Code: The Internal Revenue Code of 1986, as amended from time to time.

(u) Commissioner: The Commissioner of the Internal Revenue Service.

(v) Committee: The committee appointed to administer and regulate the Plan as provided in Article IX.

(w) Company Matching Contributions: Amounts contributed under the Plan by Employers as provided in Article IV.

(x) Contributions: Amounts deposited under the Plan by or on behalf of Participants including Before-Tax Contributions, and After-Tax Contributions as provided in Article III.

(y) Corporation: Kimberly-Clark Corporation (a Delaware corporation).

(z) Corporation Stock: The common stock of the Corporation.

(aa) Current Market Value: The fair market value on any day as determined by the Trustee in accordance with generally accepted valuation principles applied on a consistent basis.

(bb) Day of Service: An Employee shall be credited with a Day of Service for each calendar day commencing with the date on which the Employee first performs an Hour of Service until the Employee's Severance from Service Date. If an Employee quits, is discharged, retires, or dies, and such Employee does not incur a One-Year Period of Severance, the Employee shall be credited with a Day of Service for each calendar day elapsed from the Employee's Severance from Service Date to the date on which the Employee again completes an Hour of Service.

(cc) Eligible Employee: Any person who is in the employ of an Employer during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer,

(ii) he has (a) at least one calendar month of continuous Service or (b) has completed during a computation period beginning on or after April 1, 1993, 365 consecutive Days of Service, or has completed during a computation period ending on or prior to March 31, 1993, at least 1,000 Hours of Service. A computation period for purposes of this subsection 2.1(u)(ii) shall be a period of 12 consecutive months, beginning on the Employee's date of employment by the Corporation, a Subsidiary or an Equity Company or an anniversary thereof; and

(iii) he is in a Participating Unit.

For purposes of the preceding sentence, "on the regular payroll of an Employer" shall mean paid through the payroll department of such Employer, and shall exclude employees classified by an Employer as intermittent or temporary employees, and persons classified by an Employer as independent contractors, regardless of how such Employee may be classified by any federal, state, or local, domestic or foreign, governmental agency or instrumentality thereof, or court.

Any leased employee (as defined in Code section 414(n)) shall not be considered an Eligible Employee under the Plan. In addition, a person who formerly was an Eligible Employee shall be treated as an Eligible Employee for all purposes hereunder during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer; and

(ii) he is on temporary assignment to provide services for a corporation, hereinafter referred to as the "Affiliate," which is a member of a controlled group of corporations, within the meaning of Code section 414(b) as modified by Code section 415(h), of which the Corporation is a member, and which is not an Employer hereunder.

For purposes of the preceding sentence, a person shall be considered on temporary assignment only if his period of service for an Affiliate is expected to be of brief duration not to exceed 2 years and if he is expected to resume services for an Employer upon the expiration of the temporary assignment with the Affiliate. A person shall also be considered on temporary assignment at other Employers or in other classifications or from another Employer or classification only if his period of service in such assignment is expected to be of brief duration not to exceed 2 years and if he is expected to resume services in his regular assignment upon the expiration of such assignment.

(dd) Employee: A person employed by an Employer.

(ee) Employee Accounts: Those Accounts which reflect that portion of a Participant's interest in the Investment Funds which are attributable to his Contributions, including the Ballard Heritage Rollover Account and the KCTC Heritage Rollover Account.

(ff) Employer: The Corporation and each Subsidiary which the Committee shall from time to time designate as an Employer for purposes of the Plan pursuant to Article X hereof, and which shall adopt the Plan and the Trust. A list of Employers is set forth in Appendix A.

(gg) Employer Accounts: Those Accounts which reflect the portion of a Participant's interest in the Investment Funds which are attributable to Company Matching Contributions.

(hh) Entry Date: The first day of each month.

(ii) Equity Company: Any corporation, which is not the Corporation or a Subsidiary, 33-1/3% or more of the voting shares of which are owned directly or indirectly by the Corporation.

(jj) ERISA: The Employee Retirement Income Security Act of 1974, as amended from time to time.

(kk) Growth Stock Fund: An Investment Fund consisting primarily of common or preferred stocks of medium to large capitalization companies identified by the fund manager as having above average growth potential. The Growth Stock Fund will include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the KCTC U.S. Growth Portfolio Fund and the KCTC Index Trust - Small Cap Stock Portfolio accounts of KCTC Heritage Employees under the KCTC Hourly Plan. The Growth Stock Fund shall also include funds transferred as of January 31, 2000 from the Ballard Large Company Growth Account and the Medium Company Growth Account pursuant to the merger of the Ballard Savings Plan herein.

(ll) Highly Compensated Eligible Employee: An Eligible Employee who is described in Code section 414(q) and applicable regulations thereunder. An Employee who is described in Code section 414(q) and applicable regulations thereunder generally means an Employee who performed services for the Employer or an Affiliated Employer during the "Determination Year" and is in one or more of the following groups:

(i) Employees who at any time during the "Determination Year" or "Look-Back Year" were "Five Percent Owners" of the Employer or an Affiliated Employer. "Five Percent Owner" means any person who owns (or is considered owning within the meaning of Code Section 318) more than five percent of the outstanding stock of the Employer or stock possessing more than five percent of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code sections 414(b), (c), (m) and (o) shall be treated as separate employers; or

(ii) Employees who received "Compensation" during the "Look-Back Year" from the Employer or an Affiliated Employer in excess of $80,000, adjusted for changes in the cost of living as provided in Code section 415(d) and, if the Employer elects, were in the "Top Paid Group" of Employees for the Plan Year. "Top Paid Group" means the top 20 percent of Employees, excluding those Employees described in Code section 414(q)(8) and applicable regulations, who performed services during the applicable Year, ranked according to the amount of "Compensation" received from the Employer during such Year.

The "Determination Year" shall be the Plan Year for which testing is being performed, and the "Look-Back Year" shall be the immediately preceding 12 month period.

An Employer may make a uniform election with respect to all plans of the Employer to apply a calendar year calculation, as permitted by regulations under Code section 414(q).

For purposes of this subsection, "Compensation" shall mean compensation as defined in subsection 12.1(a)(iv) including elective salary reduction contributions made under this Plan or another cash or deferred arrangement or pursuant to Code Section 125.

(mm) Hours of Service: Each hour for which an Employee is directly or indirectly paid, or entitled to payment, by an Employer for the performance of duties and for reasons other than the performance of duties during the applicable computation period. An Hour of Service shall also include each hour for which back pay, irrespective of mitigation of damages, has been either awarded or agreed to by an Employer. Hours of Service shall be credited to the Employee for the computation period or periods in which the duties are performed or for the period to which the award or agreement pertains, whichever is applicable. Credit for Hours of Service shall be given for periods of absence spent in military service to the extent required by law. Credit for Hours of Service may also be given for such other periods of absence of whatever kind or nature as shall be determined under uniform rules of the Committee. Employment with a company which was not, at the time of such employment, an Employer shall be considered as the performance of duties for an Employer if such employment was continuous until such company was acquired by, merged with, or consolidated with an Employer and such employment continued with an Employer following such acquisition, merger or consolidation. Employment with a Subsidiary that is not an Employer or with an Equity Company shall be considered as performance of duties for an Employer.

Hours of Service shall be calculated and credited in a manner consistent with U.S. Department of Labor regulation Section 2530.200b-2(b) and (c), and shall in no event exclude any hours required to be credited under U.S. Department of Labor regulation Section 2530.200b-2(a).

For any period or periods for which adequate records are not available to accurately determine the Employee's Hours of Service, the following equivalency shall be used:

> 190 Hours of Service for each month for which such Employee would otherwise receive credit for at least one Hour of Service.

Solely for purposes of determining whether an Employee has incurred a one-year break-in-service, an Employee who is absent from work:

(i) by reason of the pregnancy of the Employee;

(ii) by reason of the birth of a child of the Employee;

(iii) by reason of a placement of a child with the Employee in connection with the adoption of such child by the Employee; or

(iv) for purpose of caring for such child for a period beginning immediately following such birth or placement,

shall be credited with certain Hours of Service which would otherwise have been credited to the Employee if not for such absence. The Hours of Service credited hereunder by reason of such absence shall be credited with respect to the Plan

Year in which such absence begins, if such credit is necessary to prevent the Employee from incurring a one-year break-in-service in such Plan Year, and otherwise with respect to the Plan Year immediately following the Plan Year in which such absence begins. In addition, the Hours of Service credited with respect to such absence shall not exceed 501, and shall be credited only to the extent that the Employee substantiates to the satisfaction of the Committee that the Employee's absence, and the length thereof, was for the reasons described in paragraphs (1)-(4) above. Notwithstanding the foregoing, no Hours of Service shall be credited pursuant to the three immediately preceding sentences with respect to any absence which commences before April 1, 1985.

(nn) Installment Distribution. As defined in subsection 7.3(d).

(oo) International Index Fund: An Investment Fund consisting primarily of stocks of established companies based in Europe, Asia and the Far East, with the objective to match the performance of the Morgan Stanley Capital International EAFE Index, or such other similar index as may be selected by the Named Fiduciary. The International Index Fund shall include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the KCTC International Growth Portfolio Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan.

(pp) Investment Fund: An unsegregated fund of the Plan including the K-C Stock Fund and such other funds as the Named Fiduciary may establish. The Named Fiduciary may, from time to time, in its discretion, establish additional funds or terminate any fund. An Investment Fund may be, but shall not be limited to, a fund managed by the Trustee, by an insurance company, or by an investment company regulated under the Investment Company Act of 1940. An Investment Fund, pending investment in accordance with the fund purpose, may be invested in short-term securities of the United States of America or in other investments of a short-term nature.

(qq) K-C Stock Fund: An Investment Fund consisting of Corporation Stock, with a portion invested in money market securities to provide liquidity for Participant transactions. The K-C Stock Fund shall also include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the K-C Stock Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan.

(rr) KCTC: Kimberly-Clark Tissue Company, a wholly-owned subsidiary of the Corporation.

(ss) KCTC Heritage Employee: An Employee of KCTC, as of December 31, 1997, who has an Hour of Service on January 1, 1998.

(tt) KCTC Heritage Rollover Account: An Account consisting of Matching Employer Contributions, as defined under the KCTC Hourly Plan, and earnings and losses attributable thereto, transferred from the KCTC Hourly Plan as of January 1, 1998, and rollovers made under a prior version of this Plan, with earnings thereon.

(uu) KCTC Hourly Plan: The Kimberly-Clark Tissue Company Investment Plan for Hourly Employees.

(vv) Long-Term Managed Fund: An Investment Fund consisting primarily of growth and emerging growth stocks, growth and income stocks, bonds, and international stocks with a long-term investment horizon. The Long-Term Managed Fund shall include funds transferred as of January 1, 1998 from the KCTC Asset Allocation Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan.

(ww) Lump Sum Distribution: A single distribution of the entire amount of a Participant's Accounts.

(xx) Medium-Term Managed Fund: An Investment Fund consisting primarily of bonds, growth and income stocks, growth and emerging growth stocks and money market securities with a medium-term investment horizon. The Medium-Term Managed Fund shall include funds transferred as of January 1, 1998 from the KCTC Balanced Index Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan.

(yy) Minimum Return Joint & Survivor Annuity Distribution. As defined in subsection 7.3(e).

(zz) Minimum Return Single-Life Annuity. As defined in subsection 7.3(f).

(aaa) Money Market Fund: An Investment Fund consisting of short-term debt securities issued or fully guaranteed as to the payment of principal and interest by the U.S. government or any agency or instrumentality thereof. The Money Market Fund shall also include funds transferred as of January 31, 2000 from the Ballard Money Market Account and the Ballard Small Company Value Account pursuant to the merger of the Ballard Savings Plan herein.

(bbb) Months of Service: A calendar month any part of which an Employee completes an Hour of Service. Except, however, an Employee shall be credited with a Month of Service for each month during the 12 month computation period in which he has not incurred a One-Year Period of Severance. An Employee shall be credited with a Month of Service for each calendar month of absence during the 12 month computation period following the date on which the Employee does not complete an Hour of Service for any reason other than the Employee quits, is discharged, retires or dies.

(ccc) Named Fiduciary: The Retirement Trust Committee (the members of which are designated by the Chief Executive Officer of the Corporation) shall be the Named Fiduciary of the Plan as defined in ERISA.

(ddd) One-Year Period of Severance: The applicable computation period of 12 consecutive months during which an Employee fails to accrue a Day of Service. Years of Service and One-Year Periods of Severance shall be measured on the same computation period.

An Employee shall not be deemed to have incurred a One-Year Period of Severance if he completes an Hour of Service within 12 months following his Severance from Service Date.

(eee) Partial Distribution: A distribution of a portion of a Participant's Accounts.

(fff) Participant: An Eligible Employee who has validly elected to participate under Section 3.1. He remains a Participant until all of his Accounts have been distributed pursuant to the Plan.

(ggg) Participating Unit: A specific classification of Employees of an Employer designated from time to time by the Committee pursuant to Article X hereof as participating in this Plan. The classifications so designated are shown in Appendix A.

(hhh) Period Certain and Continuous Annuity Distribution. As defined in subsection 7.3(h).

(iii) Period Certain Annuity Distribution. As defined in subsection 7.3(g).

(jjj) Plan Year: After December 31, 1993, a twelve calendar month period beginning January 1 and ending the following December 31. The period beginning on April 1, 1993, and ending December 31, 1993, shall constitute a Plan Year. For the period prior to April 1, 1993, and after March 31, 1970, each twelve calendar month periods beginning on April 1 of one year and ending March 31 of the following year.

For purposes of identification, each Plan Year is designated in terms of the calendar year in which it commences.

(kkk) Service: Regular employment with the Corporation, a Subsidiary or an Equity Company. For all purposes under the Plan, Service shall include service with KCTC and Scott Paper Company prior to January 1, 1998. Service for Eligible Employees at Kimberly-Clark Technical Paper, Inc. shall include service with CPM, Inc. prior to May 16, 1995. Service for Eligible Employees at Tecnol Medical Products, Inc. ("Tecnol") shall include service with Tecnol prior to December 18, 1997. Service for Eligible Employees at Kimberly-Clark Printing Technology, Inc., formerly Formulabs, Inc. ("Formulabs") shall include service with Formulabs prior to March 31, 1998. Service for Eligible Employees at Ballard shall include service with Ballard prior to September 23, 1999.

(lll) Severance from Service Date: The earlier of:

(i) the date an Employee quits, is discharged, retires or dies, or

(ii) the first anniversary of the date an Employee is absent from Service for any reason other than a quit, discharge, retirement, or death (e.g., disability, leave of absence, or layoff, etc.)

(mmm) Small Cap Index Fund: An Investment Fund consisting of common and preferred stocks of corporations and other issues convertible into such common and preferred stocks, with the objective to match the performance of the Russell 2000 Index, or such similar index as may be selected by the Named Fiduciary. The Small Cap Index Fund shall include funds transferred from the SMI Stock Fund no later than September 29, 2000 under the prior version of the Plan.

(nnn) SMI: Schweitzer-Mauduit International, Inc., a Delaware corporation.

(ooo) Stable Income Fund: An Investment Fund consisting primarily of investment contracts issued by insurance companies or banks and in money market securities. The Stable Income Fund shall include funds transferred as of October 1, 1996 from the Fixed Income Fund under the prior version of the Plan, and Contributions allocated to the Fixed Income Fund under the prior version of the Plan shall be allocated to the Stable Income Fund. The Stable Income Fund shall include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the KCTC Fixed Income Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan. The Stable Income Fund shall also include funds transferred as of January 1, 1998 from the Salaried Fixed Income Fund under the Kimberly-Clark Tissue Company Investment Plan for Salaried Employees and from the KCTC Stable Income Fund under the Kimberly-Clark Corporation Employees Incentive Investment Plan. The Stable Income Fund shall also include funds transferred as of January 31, 2000 from the Ballard Guaranteed Interest Account pursuant to the merger of the Ballard Savings Plan herein.

(ppp) Stock and Cash Distribution: As defined in subsection 7.3(b).

(qqq) Stock Index Fund. An Investment Fund consisting of common and preferred stocks of established corporations and other issues convertible into such common and preferred stocks, with the objective to match the performance of the Standard & Poors (S&P) 500 Stock Index, or such other similar index as may be selected by the Named Fiduciary. The Stock Index Fund shall include funds transferred as of October 1, 1996 from the Diversified Fund under the prior version of the Plan and Contributions allocated to the Diversified Fund under the prior version of the Plan shall be allocated to the Stock Index Fund. The Stock Index Fund shall include funds transferred as of January 1, 1998 from, and Contributions allocated as of January 1, 1998 to, the KCTC Index Trust-Total Stock Market Portfolio and KCTC Windsor Fund accounts of KCTC Heritage Employees under the KCTC Hourly Plan. The Stock Index Fund shall also include funds transferred as of January 31, 2000 from the Ballard Stock Index 500 Account and the Ballard U.S. Stock Account pursuant to the merger of the Ballard Savings Plan herein.

(rrr) Subsidiary: Any corporation, 50% or more of the voting shares of which are owned directly or indirectly by the Corporation, which is incorporated under the laws of one of the States of the United States.

(sss) Terminated Participant: A Participant who has terminated his employment with an Employer prior to January 1, 1998 (i) with the aggregate value of the Participant's Accounts exceeding $3,500 or (ii) a Participant who has terminated his employment with an Employer on or after January 1, 1998 with the aggregate value of the Participant's Accounts exceeding $5,000, and who has not elected to receive a distribution under the Plan. A Terminated Participant shall also include a former employee of KCTC whose account balance under the KCTC Hourly Plan is transferred to the Plan as of January 1, 1998.

(ttt) Timely Notice: A notice in writing on forms, or by electronic medium, or through a voice response system, prescribed by the Committee and filed at such places and at such times as shall be established by Committee rules.

(uuu) Total Compensation: An Eligible Employee's total compensation as that term is defined in Code section 414(s). Total Compensation of any Eligible Employee shall not exceed the limit set forth in Section 11.12.

(vvv) Trust: The Kimberly-Clark Corporation Defined Contribution Plans Trust pursuant to the trust agreement provided for in Article V.

(www) Trustee: The trustee under the Trust.

(xxx) Unrestricted After-Tax Contributions:

(i) Contributions made by Participants under subsection 3.2(b) on an after-tax basis on account of which no Company Matching Contribution is made to the Plan on behalf of the Participant; or

(ii) Employee contributions, as defined in Code Section 401(m) and the regulations thereunder, contributed prior to April 1, 1990 on account of which a Company Matching Contribution was made under this Plan on behalf of a Participant who was employed prior to April 1, 1989; or

(iii) Before-Tax Contributions in excess of the limitation under subsection 3.5(a)(i) or in excess of the limitation under subsection 3.5(b)(i) and which are recharacterized under subsection 3.5(b)(ii) and any other Employee contribution as defined under Code Section 401(m) and the regulations thereunder, on account of which no Company Matching Contribution was made to this Plan on behalf of the Participant.

(yyy) Valuation Date: Each Business Day for which the Current Market Value of a Participant's Accounts is determined for purposes of this Plan.

(zzz) Year of Service: An Employee shall accrue a Year of Service for each 365 Days of Service. If the total of an Employee's Service exceeds his whole Years of Service, then such Employee shall be credited with an additional fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service represented by such excess and the denominator of which shall be 365. If the total of an Employee's Service is less than one Year of Service, then such Employee shall be credited with a fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service and the denominator of which shall be 365.

2.2 Construction. Where appearing in the Plan, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise. The words "hereof," "herein," "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan and not to any particular Section or subsection.

ARTICLE III

PARTICIPATION, CONTRIBUTIONS, AND ALLOCATIONS

3.1 Election to Participate. An Eligible Employee's election to participate in the Plan shall, if given on Timely Notice,

(a) be effective as of the first Entry Date following his election, or as soon as administratively possible thereafter, and

(b) remain in effect as a valid election to participate for each successive Plan Year.

An election to participate by an Eligible Employee who, immediately prior to becoming an Eligible Employee, was a participant under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan shall be effective as soon as administratively possible upon exercising his election and his accounts thereunder shall be transferred to this Plan in a manner determined by the Committee.

Notwithstanding the foregoing, each person actively employed on an hourly basis by the Sani-Fresh International, Inc. division of Kimberly-Clark Tissue Company at its facility in San Antonio, Texas, other than a person classified as an "office hourly employee," shall become a Participant in the Plan on January 1, 1997, and such person's accounts and investment elections under the Kimberly-Clark Tissue Company Investment Plan for Hourly Employees (the "KCTC Hourly Plan") shall be transferred from the K-C Stock Fund in the KCTC Hourly Plan to the K-C Stock Fund in this Plan on January 1, 1997; provided that such person who is not actively employed on January 1, 1997 shall become a Participant in the Plan upon his return to active employment, and his accounts under the Kimberly-Clark Tissue Company Investment Plan for Hourly Employees shall be transferred to this Plan in a manner determined by the Committee.

Notwithstanding the foregoing, a KCTC Heritage Employee in a Participating Unit who was a participant in the KCTC Hourly Plan as of January 1, 1998 shall become a Participant in the Plan on January 1, 1998, and such KCTC Heritage Employee's elections in effect under the KCTC Hourly Plan as of December 31, 1997 shall remain in effect as provided under this Plan; provided that a KCTC Heritage Employee who is not actively employed on January 1, 1998 shall become a Participant in the Plan upon his return to active employment, and his elections in effect under the KCTC Hourly Plan shall remain in effect as provide under this Plan, and his accounts under the KCTC Hourly Plan shall be transferred to this Plan in a manner determined by the Committee.

Notwithstanding the foregoing, a Ballard Heritage Employee who was a participant in the Ballard Savings Plan as of December 31, 1999 shall become a Participant in this Plan coincident with the transfer of his or her account from the Ballard Savings Plan to this Plan on January 31, 2000, but such Ballard Heritage Employee shall not be eligible to make a election to participate hereunder.

3.2 Amount of Contributions by and on behalf of Participants.

(a) Before-Tax Contributions. During each Plan Year, Before-Tax Contributions shall be made on behalf of a Participant by his Employer for deposit to his Account as follows:

(i) Subject to the provisions of Section 3.5, a Participant may elect on Timely Notice to make Before-Tax Contributions to his Account in any whole percentage equal to an amount which is not less than 1% of his Base Hourly Wages and not more than 15% of his Base Hourly Wages.

(ii) Before-Tax Contributions shall be deducted from a Participant's Total Compensation. An election under this subsection shall remain in effect for so long as a Participant is eligible to make Before-Tax Contributions or, if earlier, until changed by a Participant. A Participant may change his election on Timely Notice effective as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter.

(b) After-Tax Contributions.

(i) A Participant may elect on Timely Notice to make After-Tax Contributions to his Account in any whole percentage equal to an amount which is not less than 1% of his Base Hourly Wages and not more than 15% of his Base Hourly Wages.

(ii) An election to make After-Tax Contributions by regular payroll deduction shall remain in effect for so long as a Participant is eligible to make After-Tax Contributions or, if earlier, until changed by a Participant. A Participant may change such election on Timely Notice effective as of the first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter.

(iii) After-Tax Contributions equal to the difference between 5% of a Participant's Base Hourly Wages and the Participant's Before-Tax Contributions, but not less than zero (0), shall be classified as Basic After-Tax Contributions and shall be taken into account in determining the Company Matching Contributions made on behalf of the Participant.

(iv) After-Tax Contributions which are not Basic After-Tax Contributions shall be classified as Unrestricted After-Tax Contributions and shall not be taken into account in determining the amount of Company Matching Contributions made on behalf of Participants.

(c) Notwithstanding any other provision of this Section 3.2, no Ballard Heritage Employee and no Ballard Employee shall make Contributions under this Plan.

3.3 General Limitation.

(a) Notwithstanding any other provision of this Article III, no Contribution shall be made to the Plan which would cause the Plan to fail to meet the requirements for exemption from tax or to violate any provisions of the Code.

(b) Notwithstanding any other provision of this Article III, the Contributions made by and on behalf of a Participant shall not exceed 20% of his Base Hourly Wages; provided, however, that effective January 1, 1997, the Contributions made by and on behalf of a Participant shall not exceed 15% of his Base Hourly Wages.

3.4 Investment of Contributions by and on behalf of Participants.

Before-Tax Contributions and After-Tax Contributions. On Timely Notice, a Participant shall elect to allocate in whole multiples of 1% all of the Before-Tax Contributions and After-Tax Contributions to be made on his behalf during a Plan Year to one or more of

(i) the Money Market Fund
(ii) the Stable Income Fund
(iii) the Bond Index Fund
(iv) the Medium-Term Managed Fund
(v) the Long-Term Managed Fund
(vi) the Stock Index Fund
(vii) the Growth Stock Fund
(viii) the International Index Fund
(ix) the Small Cap Index Fund, or
(x) the K-C Stock Fund

An election under this subsection shall remain in effect until changed by a Participant. A Participant may change his election and such election shall be effective as of the date of the Participant's next Contribution following Timely Notice of the change, or as soon as administratively possible thereafter.

3.5 Limitations on Before-Tax Contributions.

(a) Overall Limitation.

(i) Notwithstanding any provision of the Plan to the contrary, Before-Tax Contributions made on behalf of a Participant by his Employer for deposit to his Account shall not exceed $7,000 (or such greater amount as permitted under applicable regulations to reflect cost-of-living increases) in any taxable year of the Participant.

(ii) If a Participant so elects, Before-Tax Contributions made in excess of the amount permitted in (a)(i) of this Section (or, if less, their Current Market Value on the date of the deposit thereof pursuant to this subsection) shall be deposited to the Participant's Account as a Basic After-Tax Contribution or Unrestricted After-Tax Contributions, as applicable, by such Participant.

(iii) If a Participant does not elect to deposit his Before-Tax Contributions in excess of the amount permitted in Section 3.5(a)(i), the percentage of his Before-Tax Contributions shall be reduced in order to meet the limitations of Section 3.5(a)(i).

(iv) Basic After-Tax Contributions or Unrestricted After-Tax Contributions, as applicable, deposited to a Participant's Account pursuant to (ii) above will be allocated to the Plan funds in the same manner as Before-Tax Contributions made on behalf of the Participant.

(b) Limitations on Actual Deferral Percentage.

(i) In any Plan Year in which the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees would be more than the greater of

(A) the Actual Deferral Percentage of all other Eligible Employees multiplied by 1.25, or

(B) the lesser of (1) 2 percent plus the Actual Deferral Percentage of all other Eligible Employees or (2) the Actual Deferral Percentage of all other Eligible Employees multiplied by 2.0,

the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order by rate of deferral elected until the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B); *provided, however,* that for Plan Years beginning after December 31, 1996, the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order beginning with the Highly Compensated Eligible Employee with the highest deferral rate until the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B).

For purposes of this subsection, a person shall not be considered to be an Eligible Employee until such time as he or she could first have in effect a valid election to participate in the Plan.

(ii) In order to prevent the multiple use of the alternative limitations described in subsections 3.5(b)(i)(B) and 4.4(a)(i)(B), the following provisions shall apply. If the Actual Deferral Percentage test in subsection 3.5(b)(i) is satisfied using subsection 3.5(b)(i)(B), the Actual Contribution Percentage test in subsection 4.4(a)(i) is satisfied using subsection 4.4(a)(i)(B), and the combined Actual Deferral Percentage and Actual Contribution Percentage exceeds the greater of:

(A) the sum of: (I) the greater of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 1.25, and (II) 2 percent plus the lesser of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees (but not more than the lesser of the Actual Deferral Percentage or

Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 2.0), or

(B) the sum of: (I) the lesser of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 1.25, and (II) 2 percent plus the greater of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees (but not more than the greater of the Actual Deferral Percentage or Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 2.0),

then the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced in accordance with subsection 3.5(b)(i) or the contribution rate of those Highly Compensated Eligible Employees shall be reduced in accordance with subsection 4.4(a)(i), or both as determined by the Committee, so that there is no multiple use of the alternative limitation, as described in regulations under Code section 401(m).

In lieu of the reduction described in this subsection 3.5(b)(ii) and in 3.5(b)(i) above, the Employer may make qualified nonelective contributions (pursuant to the regulations under Code sections 401(k) and 401(m)) to be allocated only to the Accounts of Participants who are not Highly Compensated Eligible Employees.

Qualified nonelective contributions treated as elective contributions, whether taken into account to satisfy the limit set forth in this subsection 3.5(b)(ii) or in 3.5(b)(i) above, shall be fully vested when made and shall not be distributed before one of the events described in subsection 4.4(a)(iii).

Any excess contribution resulting from the required reduction described above shall be corrected in accordance with subsection 3.5(b)(iii). Any such excess aggregate contribution resulting from required reduction shall be corrected in accordance with subsection 4.4(a)(iii).

(iii) Before-Tax Contributions actually made in excess of the amount permitted under subsections 3.5(b)(i) and 3.5(b)(ii) shall be recharacterized as Basic After-Tax Contributions or Unrestricted After-Tax Contributions, as applicable, by the close of the Plan Year following the Plan Year for which such Before-Tax Contributions were made. If such excess Before-Tax Contributions are not recharacterized as Basic After-Tax Contributions or Unrestricted After-Tax Contributions within 2½ months after the close of the Plan Year for which they were made, a 10 percent excise tax on the amount of such excess Before-Tax Contributions may apply. Recharacterized excess Before-Tax Contributions shall be fully vested when made and shall not be distributed before one of the events described in subsection 4.4(a)(iii). Such

Contributions (or, if less, their Current Market Value on the date of the deposit thereof pursuant to this subsection) shall be deposited to the Participant's Account as a Basic After-Tax Contribution or Unrestricted After-Tax Contribution, as applicable.

(iv) Before-Tax Contributions will be taken into account for purposes of determining the Actual Deferral Percentage for a Plan Year only if they relate to Total Compensation that would have been received by the Participant during the Plan Year (but for the election to make Before-Tax Contributions hereunder), or Total Compensation that is attributable to services performed by the Participant during the Plan Year and would have been received by the Participant within 2½ months after the close of the Plan Year (but for the election to make Before-Tax Contributions hereunder).

(c) Additional Limitation. Notwithstanding any provision of the Plan to the contrary, the Committee may limit or adjust the amount of Before-Tax Contributions in a manner that prevents contributions in excess of the limit set forth in subsection 3.5(b) above; provided that a Participant may elect to preserve his total Contributions election under the Plan so that his Before-Tax Contributions which are limited under Section 3.5 are automatically made as Basic After-Tax Contributions or Unrestricted After-Tax Contributions, as applicable, subject to Section 3.3 above during such period as his Before-Tax Contributions are so limited.

3.6 Suspension of All Contributions. On Timely Notice and notwithstanding the provisions of Section 3.2, a Participant may elect to suspend all of his Contributions, effective as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter. On Timely Notice a Participant may elect to resume Contributions as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter.

A Participant's Contributions shall be suspended commencing with and continuing throughout any period during which he fails to qualify as an Eligible Employee. On Timely Notice upon requalifying as an Eligible Employee a Participant may elect to make Contributions to his Accounts and such election shall be effective as soon as administratively possible.

3.7 Payment of Contributions to Trustee. The Employers shall contribute or remit to the Trustee no later than 15 days after the end of each month the amounts deducted or withheld from the Participants' compensation during the month as Contributions under the Plan.

3.8 Reallocation of Participant's Accounts.

(a) A Participant may, as of any Business Day, elect to (i) reallocate all or any whole percentage portion, or (ii) effect a fund transfer of all or any whole percentage portion or dollar amount, of any of his Employee Accounts or Employer Accounts among the Investment Funds listed in Section 3.4; provided, however, that effective January 1, 1998, amounts in a Participant's Employee Accounts or

Employer Accounts in the Stable Income Fund (A) may only be reallocated or transferred to one or more of the Investment Funds listed in subsections 3.4(a)(iii) through 3.4(a)(ix); and (B) once reallocated or transferred, cannot be transferred to the Money Market Fund for a period of not less than 90 days.

(b) A Participant's election to reallocate or effect a fund transfer shall be effective as soon as administratively possible following Timely Notice, and the amount of such reallocation shall be determined by the value of the Participant's interest in any Investment Fund on the Valuation Date on which such reallocation takes effect.

3.9 Redeposits and Restored Amounts.

(a) Notwithstanding any provision in this Plan to the contrary, on Timely Notice, an Employee who has forfeited all or a portion of his Employer Accounts may redeposit such distribution or withdrawal before the earlier of (i) the date on which the Employee has been reemployed for five years or (ii) the date on which the Employee incurs five consecutive One-Year Periods of Severance following the year of the distribution or withdrawal. Upon such redeposit, the amount of the forfeiture associated with the redeposit shall be restored to the Employee's Account in the K-C Stock Fund from which it was forfeited. Redeposits shall be allocated to the Plan funds in the same manner as Before-Tax Contributions made on behalf of the Participant. The amount redeposited shall be equal to the total amount distributed or withdrawn which caused the forfeiture.

(b) No redeposit of such a withdrawal or distribution shall be permitted if, coincident with or subsequent to the forfeiture associated with that withdrawal or distribution, an Employee incurs 5 consecutive One-Year Periods of Severance. For Plan Years prior to April 1, 1989, and for purposes of this Section 3.9 only, an Employee incurs a One-Year Period of Severance if he is not an Employee on the last day of a Plan Year.

(c) A Participant who is entitled to no portion of his Employer Account upon termination of employment shall be deemed to have received a distribution of zero dollars ($0) from such account.

(d) Any forfeiture from the Before-Tax Contributions or Basic After-Tax Contribution Section of his Employer Accounts shall be restored in accordance with the provisions of this Section 3.9 if the Terminated Participant returns to his employment with an Employer prior to incurring five consecutive One-Year Periods of Severance and, effective with forfeitures on or after October 1, 1996, the Terminated Participant has either (i) not received a distribution or withdrawal from the Before-Tax Contributions or Basic After-Tax Contribution Section of his Employee Accounts or (ii) has redeposited such distribution or withdrawal as provided in subsection (a) above.

3.10 Source of and Interest in Before-Tax Contributions. Anything in this Plan to the contrary notwithstanding, Before-Tax Contributions shall be made by the Employers out of current or accumulated earnings and profits, and the Employers shall have no beneficial interest of any nature whatsoever in any such Contributions after the same have been received by the Trustee.

3.11 Contributions During Qualified Military Leave. Notwithstanding any provision of this Plan to the contrary, Contributions and Company Matching Contributions may be made for periods of qualified military service in accordance with Section 414(u) of the Code.

ARTICLE IV

EMPLOYER CONTRIBUTIONS

4.1 Contribution Percentage. Subject to Section 4.3, Company Matching Contributions for each Plan Year shall be 75% of a Participant's Before-Tax Contributions or Basic After-Tax Contributions on the first 2% of such Participant's Base Hourly Wages per pay period, and 50% of a Participant's Before-Tax Contributions or Basic After-Tax Contributions on the next 3% of such Participant's Base Hourly Wages per pay period.

No Company Matching Contributions shall be made with respect to a Participant's Unrestricted After-Tax Contributions.

4.2 Allocation and Payment of Company Matching Contributions. Company Matching Contributions shall be

(a) made out of current or accumulated earnings and profits,

(b) allocated exclusively to the K-C Stock Fund,

(c) made to the Trustee as soon as practicable after the end of the month in which the related Contributions are deducted or withheld for payment to the Trustee, and

(d) made in cash, or at the sole option of the Employer, in shares of Corporation Stock held in the treasury, or both (but not in authorized but unissued shares) in which event the amount of any Company Matching Contribution made in Corporation Stock shall be the Current Market Value thereof on the date of delivery to the Trustee which, for the purposes of the Plan, shall be considered as the Trustee's cost of such shares except where Treasury Regulations sections 1.402(a)-1(b)(2)(ii) and 54.4975-11(d)(1) require shares of Corporation Stock acquired while the Plan is an employee stock ownership plan to have a different cost in order to satisfy their requirements.

Any forfeiture under the Plan may be applied to reduce Company Matching Contributions, or if determined by the Committee in its discretion, to offset administrative expenses of the Plan. A forfeiture shall be valued at Current Market Value as of the Valuation Date on which the forfeiture occurred.

4.3 Temporary Suspension of Company Matching Contributions. The Board may order the suspension of all Company Matching Contributions if, in its opinion, the Corporation's consolidated net income after taxes for the last fiscal year is substantially below the Corporation's consolidated net income after taxes for the immediately preceding fiscal year. Any such determination by the Board shall be communicated to all Eligible Employees and to all Participants reasonably in advance of the first date for which such temporary suspension is ordered.

Except when caused, as determined by the Board, by a change in the capital structure of the Corporation which has the effect that the regular cash dividend rate is not in fairness comparable between successive quarters, any reduction of the regular cash dividend rate payable on Corporation Stock for any quarter as compared with the immediately preceding quarter shall automatically result in the suspension of all Company Matching Contributions for the first Plan Year commencing after the quarter in which such reduction occurs.

4.4 Limitations on Company Matching Contributions, Unrestricted After-Tax Contributions and Basic After-Tax Contributions.

(a) Limitations on Actual Contribution Percentage.

(i) In any Plan Year in which the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees would be more than the greater of

(A) the Actual Contribution Percentage of all other Eligible Employees multiplied by 1.25, or

(B) the lesser of (I) 2 percent plus the Actual Contribution Percentage of all other Eligible Employees or (II) the Actual Contribution Percentage of all other Eligible Employees multiplied by 2.0,

the contribution rate under subsection 3.2(b) and Section 4.1 of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order until the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B); provided, however that for Plan Years beginning after December 31, 1996 the contribution rate under Section 3.2 and 4.1 of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order beginning with the Highly Compensated Eligible Employee with the highest contribution rate until the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B).

For purposes of this subsection, a person shall not be considered to be an Eligible Employee until such time as he or she could first have in effect a valid election to participate in the Plan.

(ii) In order to prevent the multiple use of the alternative limitations described in subsections 3.5(b)(i)(B) and 4.4(a)(i)(B), the provisions of subsection 3.5(b)(ii) shall apply.

(iii) After-Tax Contributions and Company Matching Contributions for the Plan Year (if any) in excess of the amount permitted under subsection 4.4(a)(i) and 4.4(a)(ii), together with the income or loss allocable thereto, shall be distributed to the Participant after the close of the Plan Year and within 12 months after the close of that Plan Year (and, if practicable, no later than 2½ months after the close of the Plan Year in order to avoid any excise tax imposed on the Employer for excess aggregate contributions); provided, however, that an Employer may make qualified nonelective contributions (as provided under Code section 401(m) and the regulations thereunder) to be allocated only to the Accounts of Participants who are not Highly Compensated Eligible Employees that, in combination with After-Tax Contributions and Company Matching Contributions, satisfy the limit set forth in 4.4(a)(i) and 4.4(a)(ii) above. Such qualified nonelective contributions (as provided under Code section 401(m) and the regulations thereunder), whether taken into account to satisfy the limit set forth in 4.4(a)(i) and 4.4(a)(ii) above, shall be fully vested when made, shall be allocated as of a date within the Plan Year, and shall not be distributed before one of the following events:

(A) the Eligible Employee's retirement, death, disability, or separation from service, as provided under Code section 401(k) and applicable regulations;

(B) the Eligible Employee's attainment of age 59½ or the Eligible Employee's hardship, as provided under Code section 401(k) and applicable regulations;

(C) the termination of the Plan without the establishment or maintenance of a successor plan, as provided under Code section 401(k) and applicable regulations;

(D) the date of the sale or other disposition by an Employer of substantially all the assets used in a trade or business to an unrelated corporation, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations; or

(E) the date of the sale or other disposition by an Employer of its interest in a subsidiary to an unrelated entity or individual, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations.

The income or loss allocable to an excess aggregate contribution under subsection 4.4(a)(i) shall be determined in the manner set forth in subsection 4.4(a)(iii).

(iv) The income or loss allocable to an excess aggregate contribution shall be determined by multiplying the income or loss allocable to a Participant's After-Tax Contributions and Company Matching Contributions for the Plan Year by a fraction, the numerator of which is the After-Tax Contributions and Company Matching Contributions made in excess of the amount permitted in (a)(i) of this Section and the denominator of which is the balance of the After-Tax Contributions and Company Matching Contributions Sections of the Participant's Account on the last day of the Plan Year, together with any After-Tax Contributions and Company Matching Contributions for the gap period described below, but reduced by the income allocable to such Sections for the Plan Year and increased by the loss allocable to such Sections for the Plan Year. The income or loss allocable to an excess aggregate contribution shall include the income or loss allocable for the period between the end of the Plan Year and the date of distribution (the "gap period"). The income or loss allocable to an excess aggregate contribution for the gap period shall equal 10% of the income or loss allocable to such contribution as determined above, multiplied by the number of months that have elapsed since the end of the Plan Year. For this purpose, a distribution on or before the 15th of the month shall be treated as made on the last day of the preceding month, and a distribution made after the 15th of the month shall be treated as made on the first day of the next month.

(b) Additional Limitation. Notwithstanding any provision of the Plan to the contrary, the Committee may limit or adjust the amount of After-Tax Contributions and Company Matching Contributions in a manner that prevents contributions in excess of the limit set forth in subsection 4.4(a)(i) above.

ARTICLE V

TRUSTEE AND TRUST AGREEMENT

5.1 The Corporation shall enter into a trust agreement with a person or corporation selected by the Chief Executive Officer of the Corporation to act as Trustee of Contributions and Company Matching Contributions. The Trustee shall receive all Contributions and all Company Matching Contributions and shall hold, manage, administer, and invest the same, reinvest any income, and, in accordance with instructions and directions of the Committee subject to the Plan, make distributions.

The trust agreement shall be in such form and contain such provisions as the Chief Executive Officer of the Corporation may deem necessary and appropriate to effectuate the purposes of the Plan and to qualify the Plan and the Trust under the Code. Upon the written request of an Eligible Employee, a copy of the trust agreement shall be made available for his inspection.

The Chief Executive Officer of the Corporation may, from time to time, remove the Trustee or any successor Trustee at any time and any such Trustee or any successor Trustee may resign. The Chief Executive Officer of the Corporation shall, upon removal or resignation of a Trustee, appoint a successor Trustee.

The Trustee's accounts, books, and records relating to the Trust may be audited annually by auditors selected by the Chief Executive Officer of the Corporation.

The Trustee's fee shall be paid by the Trustee out of the funds of the Trust, unless paid by the Corporation in its discretion. Brokerage fees, asset management fees, investment management fees and other direct costs of investment, taxes (including interest and penalties), and administrative expenses of the Plan shall be paid by the Trustee out of the funds of the Trust to which such costs are attributable, unless paid by the Corporation in its discretion.

ARTICLE VI

INVESTMENT, PARTICIPANT'S ACCOUNTS, AND VOTING OF STOCK

6.1 Investment of Contributions.

(a) A Participant's Contributions during each Plan Year shall be invested in the Investment Funds in accordance with the Participant's allocations under Section 3.4. A Participant's interest arising from his reallocation for prior Plan Years shall be invested in the Investment Funds in accordance with the Participant's directions under Section 3.8. Company Matching Contributions during each Plan Year shall be invested in the K-C Stock Fund. All such investments and gains or losses related thereto shall be allocated to each Participant's Accounts pursuant to the provisions of Section 6.2.

(b) The Committee shall designate Participant's Contributions and Company Matching Contributions for payment to the Trustee for investment, and Employee Accounts and Employer Accounts for reallocation in accordance with subsection 6.1(a), and shall advise the Trustee of such designation.

6.2 Participant's Accounts.

(a) Establishment of Accounts. Each Participant shall have established and maintained for him separate Accounts which, depending upon the allocation and reallocation options he has selected, shall consist of Employee Accounts and Employer Accounts in one or more of the Money Market Fund, the Stable Income Fund, the Bond Index Fund, the Medium-Term Managed Fund, the Long-Term Managed Fund, the Stock Index Fund, the Growth Stock Fund, the International Index Fund, the K-C Stock Fund and the Small Cap Index Fund. Each such Employee Account shall be subdivided into a Basic After-Tax Contributions Section, a Before-Tax Contributions Section, and an Unrestricted After-Tax Contribution Section. Each such Employer Account shall be subdivided into subsections corresponding to the Sections of Employee Accounts, other than the Unrestricted After-Tax Contribution Section.

As soon as practicable following the end of each calendar quarter, the Committee will cause an annual statement to be prepared for each Participant which will reflect the status of the Participant's Accounts in such form as shall be prescribed by the Committee.

(b) Crediting of Accounts. As of the close of business on each Valuation Date the designated Accounts of each Participant shall be appropriately credited with the amounts of his Contributions and Contributions made on his behalf on that Valuation Date, or the reallocation or transfer of his other Accounts, if any, effective on that Valuation Date and his Employer Account in the K-C Stock Fund shall be credited with the amount of any Company Matching Contributions made with respect to him on that Valuation Date.

(c) Valuation of Accounts. Each Participant's Accounts shall be valued and adjusted each Business Day to preserve for each Participant his proportionate interest in the related funds and reflect the effect of income, collected and accrued, realized and unrealized profits and losses, expenses, valuation adjustments, and all other transactions with respect to the related fund as follows:

(i) The Current Market Value of the assets held in each of the funds shall be determined by the Trustee, and

(ii) The separate balances provided for in subsection 6.2(b) of each Participant's Account under each of the related funds shall be adjusted by multiplying by the ratio that the Current Market Value of such fund as determined under subsection 6.2(c)(i) bears to the aggregate of the Account balances under such fund.

6.3 Stock Rights, Stock Splits and Stock Dividends. A Participant shall have no right of request, direction or demand upon the Committee or the Trustee to exercise in his behalf rights to purchase shares of Corporation Stock or other securities of the Corporation. The Trustee, at the direction of the Committee, shall exercise or sell any rights to purchase shares of Corporation Stock appertaining to shares of such stock held by the Trustee and shall sell at the direction of the Committee any rights to purchase other securities of the Corporation appertaining to shares of Corporation Stock held by the Trustee. The Accounts of Participants shall be appropriately credited. Shares of Corporation Stock received by the Trustee by reason of a stock split or a stock dividend shall be appropriately allocated to the Accounts of the Participants.

6.4 Voting of Corporation Stock. A Participant (or in the event of his death, his Beneficiary) may direct the voting at each annual meeting and at each special meeting of the stockholders of the Corporation of that number of whole shares of Corporation Stock held by the Trustee and attributable to the balances in his K-C Stock Fund Account as of the Valuation Date coincident with the record date for such meeting. Each such Participant (or Beneficiary) will be provided with copies of pertinent proxy solicitation material together with a request for his instructions as to how such shares are to be voted. The Committee shall direct the Trustee to vote such shares in accordance with such instructions and shall also direct the Trustee how to vote any shares of Corporation Stock at any meeting for which it has not received, or is not subject to receiving, such voting instructions. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in the K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

6.5 Tender Offers. A Participant (or in the event of his death, his Beneficiary) may direct the Trustee in writing how to respond to a tender or exchange offer for any or all whole shares of Corporation Stock held by the Trustee and attributable to the balances in his K-C Stock Fund Account as of the Valuation Date coincident with such offer. The Committee shall notify each Participant (or Beneficiary) and exert its best efforts to timely distribute or cause to be distributed to him such information as will be distributed to stockholders of the Corporation in connection with any such tender or exchange offer. Upon receipt of such instructions, the Trustee shall tender such shares of Corporation Stock as and to the extent so instructed. If the Trustee shall not receive instructions from a Participant (or Beneficiary) regarding any such tender or exchange offer for such shares of Corporation Stock (or shall receive instructions not to tender or exchange such shares), the Trustee shall have no discretion in such matter and shall take no action with respect thereto. With respect to shares of Corporation Stock in the K-C Stock Fund for which the Trustee is not subject to receiving such instructions, however, the Trustee shall tender such shares in the same ratio as the number of shares for which it receives instructions to tender bears to the total number of shares for which it is subject to receiving instructions, and shall have no discretion in such matter and shall take no action with respect thereto other than as specifically provided in this sentence. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in the K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

ARTICLE VII

DISTRIBUTION OF ACCOUNTS

7.1 Accounts to be Distributed.

(a) Termination On or After Attainment of Age 55. If a Participant's employment with an Employer is terminated on or after his attainment of age 55, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6. Notwithstanding the foregoing, if a Participant is determined by the Committee to be Totally and Permanently Disabled on or before October 31, 1996 under the prior version of the Plan and has less than 5 Years of Service, such Participant shall be fully vested in his Accounts.

(b) Termination Upon Death. In the event that the termination of employment of a Participant is caused by his death, or a Terminated Participant dies prior to the first day on which such Terminated Participant's Accounts are payable, the entire amount then in his Accounts shall be paid to his Beneficiary in accordance with Section 7.6 after receipt by the Committee of acceptable proof of death.

(c) Termination As a Result of Group Termination. In the event that the termination of employment of a Participant is caused by reason of his status as a member of a group involved in a group termination, he shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.4, unless action is taken pursuant to the Plan to segregate the Accounts of all the Participants in such group from the Trust and arrange for a transfer to or a merger with a qualified successor plan or trust with respect thereto. Notwithstanding the foregoing, this subsection 7.1(c) shall not apply after October 31, 1996.

(d) Termination for Other Reasons. If a Participant's employment with an Employer is terminated for any other reason, the Participant shall be entitled to the entire amount in his Employee Accounts and a portion of his Employer Accounts as determined in accordance with the following schedule:

Years of Service	Vested Percentage	Forfeited Percentage
Less than 5	0%	100%
5 or more	100%	0%

Notwithstanding any other provision of this Section 7.1, a KCTC Heritage Employee shall be fully vested in his Accounts upon becoming a Participant as of January 1, 1998, and shall be entitled to receive a distribution of the entire amount in his Accounts in accordance with Section 7.7.

Notwithstanding any other provision of this Section 7.1, a Ballard Heritage Employee shall be fully vested in his Accounts upon transfer of his or her account from the Ballard Savings Plan to this Plan as of January 31, 2000, and shall be entitled to receive a distribution of the entire amount in his Accounts in accordance with Section 7.7.

In the event that the termination of employment of a Participant is caused by any reason other than the Employee quits, is discharged, retires or dies, the Participant will be deemed to have a 12 month period of absence following the date of such termination of employment, for purposes of determining the portion of his Employer Accounts which such Participant shall be entitled to receive in a distribution in accordance with this subsection.

In the event that the Plan is amended to change the vesting provisions set forth in this subsection 7.1(d), a Participant with 3 or more years of Service may elect to have the vested percentage of the Participant's Employer Accounts determined pursuant to the vesting provisions in effect prior to the amendment.

(e) Deferred Distributions. Notwithstanding anything in this Article VII to the contrary, if the aggregate value of the Accounts of any Participant exceeds $5,000 as provided under Code section 411(a)(11), an immediate distribution shall not be made without the consent of the Participant. A Participant who fails to consent to a distribution under this subsection 7.1(e) shall continue to participate as a Terminated Participant and shall be entitled to a distribution of his Employee Accounts and the vested percentage of his Employer Accounts. Upon Timely Notice of request for payment, the Terminated Participant's Employee Accounts and the vested percentage of his Employer Accounts shall be distributed in accordance with the provisions of Section 7.6.

7.2 Timing of Distributions. A Participant's election to receive a distribution of his Accounts shall be effective as soon as practicable following Timely Notice and the amount of the distribution shall be determined by the value of the Participant's interest in any Investment Fund as of the Valuation Date of the distribution. Any forfeiture with respect to the Accounts of the Participant or Terminated Participant shall be determined as of the Valuation Date coincident with such Participant's or Terminated Participant's termination of employment. Distribution of a Participant's Accounts shall be made to him or to his Beneficiary after the termination of his employment and as soon as practicable following his request for a distribution.

7.3 Certain Definitions Relating to Distributions and Withdrawals. The following are forms of distribution under the Plan:

(a) All Stock Distribution. An All Stock Distribution of a Participant's Accounts shall mean a single distribution as of the Valuation Date consisting of full shares of Corporation Stock attributable to the Participant's Employee Accounts and to the vested percentage of his Employer Accounts, together with the cash equivalent of the Current Market Value on the Valuation Date of fractional shares of such stock attributable to such Accounts.

(b) Stock and Cash Distribution. A Stock and Cash Distribution of a Participant's Accounts shall mean a single distribution consisting of:

(i) the cash equivalent of the Current Market Value on the Valuation Date of the Participant's Employee Accounts, except his Employee Account in the K-C Stock Fund, and the vested percentage of his Employer Accounts, except his Employer Account in the K-C Stock Fund, and

(ii) full shares of Corporation Stock on the Valuation Date, attributable to the Participant's Employee Account in the K-C Stock Fund and to the vested percentage of his Employer Account in the K-C Stock Fund, together with the cash equivalent of the Current Market Value on the Valuation Date of fractional shares of such stock attributable to such Accounts, and

(iii) the cash equivalent of any other interest attributable to the Participant's Accounts, except the forfeited percentage of his Employer Accounts, on the Valuation Date.

(c) All Cash Distribution. An All Cash Distribution of a Participant's Accounts shall mean the same as a Stock and Cash Distribution, as defined in subsection 7.3(b), except that clause (ii) in said subsection shall be replaced by the following clause:

(ii) the cash equivalent of the Current Market Value as of the Valuation Date of all the shares and fractional shares of Corporation Stock attributable to the Participant's Employee Account in the K-C Stock Fund and to the vested percentage of his Employer Account in the K-C Stock Fund.

(d) Installment Distribution. An Installment Distribution shall mean the cash equivalent of the Current Market Value of the Participant's vested percentage of his Accounts on the Valuation Date, paid monthly in cash for a period elected by the Participant. For all Participants other than Ballard Heritage Employees, the elected period shall not exceed the lesser of 20 years or the Participant's life expectancy at the time such Installment Distribution is to commence. For Participants who are Ballard Heritage Employees, the elected period shall not exceed the Participant's life expectancy and, if the Participant is married, his spouse's life expectancy, at the time such Installment Distribution is to commence. The value of each payment shall be determined on a declining balance method. Notwithstanding the forgoing provisions of subsection 7.3(d), a KCTC Heritage Employee may elect to receive an Installment Distribution on the same basis as a Stock and Cash Distribution or All Cash Distribution and to be paid monthly or annually.

Prior to the distribution of the final payment of an Installment Distribution, a Participant may elect:

(i) to receive the remaining balance in his Accounts as a Lump Sum Distribution;

(ii) to change the elected period of the Installment Distribution; or

(iii) to receive a Partial Distribution from the remaining balance in his Accounts.

(e) Minimum Return Joint & Survivor Annuity Distribution. A Participant who elects a Minimum Return Joint & Survivor Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. The following types of Minimum Return Joint and Survivor Annuity Distribution may be elected:

(i) 100% Joint & Survivor Annuity Distribution. A 100% Joint & Survivor Annuity Distribution shall mean a reduced monthly distribution payable for the Participant's life, provided however, that the same amount of such reduced distribution is payable to the Participant's Beneficiary for the Beneficiary's life, after the death of the Participant.

(ii) 50% Joint & Survivor Annuity Distribution. A 50% Joint & Survivor Annuity Distribution shall mean a reduced monthly distribution payable for the Participant's life, provided however, that one-half of the amount of such reduced distribution is payable to the Participant's Beneficiary for the Beneficiary's life, after the death of the Participant.

For purposes of subsections 7.3(e)(i) and 7.3(e)(ii), upon the death of the designated Beneficiary, the remainder, if any, of the total amount in the Participant's Accounts on the Valuation Date which exceeds the aggregate of all payments made to the Participant and Beneficiary shall be paid to the estate of the Beneficiary as a Lump Sum Distribution in the form of an All Cash Distribution.

(f) Minimum Return Single-Life Annuity Distribution. A Participant who elects a Minimum Return Single-Life Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Minimum Return Single-Life Annuity Distribution shall mean a monthly distribution payable for the Participant's life, provided however, that upon the death of the Participant, the remainder, if any, of the total amount in the Participant's Accounts on the Valuation Date which exceeds the aggregate of all payments made to the Participant shall be paid to the Participant's Beneficiary as a Lump Sum Distribution in the form of an All Cash Distribution.

(g) Period Certain Annuity Distribution. A Participant who elects a Period Certain Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Period Certain Annuity Distribution shall mean a monthly distribution payable for a period certain elected by the Participant, which elected period shall not exceed the lesser of (i) 240 months or (ii) the Participant's life expectancy at the time such payments are to commence; provided however, that such monthly payments are payable to the Participant's

Beneficiary for the remainder of the elected period, if any, upon the death of the Participant.

(h) Period Certain and Continuous Annuity Distribution. A Participant who elects a Period Certain and Continuous Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Period Certain and Continuous Annuity Distribution shall mean a monthly distribution payable for the Participant's life; provided however, that such monthly payments are payable to the Participant's Beneficiary for the remainder of the elected period, if any, upon the death of the Participant. The elected period shall not exceed the lesser of 240 months or the Participant's life expectancy at the time such payments are to commence.

7.4 Lump Sum and Partial Distributions. A Lump Sum Distribution or a Partial Distribution may be elected by any Participant, Beneficiary, or alternate payee under a Qualified Domestic Relations Order, in the form of an All Cash Distribution, a Stock and Cash Distribution or an All Stock Distribution.

7.5 Installment Distributions. An Installment Distribution may be elected by any Participant who has reached age 55. All Ballard Heritage Employees, and eligible KCTC Heritage Employees who are determined to be Totally and Permanently Disabled on or before January 1, 1998 under the terms of the KCTC Hourly Plan, may elect an Installment Distribution regardless of age. The Beneficiary or former spouse or child who is designated as an alternate payee under a Qualified Domestic Relations Order of a Participant who is eligible to elect an Installment Distribution may elect to receive an Installment Distribution.

7.6 Annuity Forms of Distribution. A Minimum Return Joint & Survivor Annuity Distribution, Minimum Return Single-Life Annuity Distribution, Period Certain Annuity Distribution, or Period Certain and Continuous Annuity Distribution may be elected only by a Ballard Heritage Employee whose account is transferred from the Ballard Savings Plan to this Plan. The Beneficiary or alternate payee under a Qualified Domestic Relations Order of an eligible Ballard Heritage Employee may elect any Annuity Form Of Distribution other than a Minimum Return Joint & Survivor Annuity Distribution.

If a Ballard Heritage Employee who is married as of the Annuity Starting Date elects a form of distribution under this Article VII other than a Minimum Return Joint & Survivor Annuity Distribution (50%) with his or her spouse as the survivor, or if such Ballard Heritage Employee designates a survivor other than his or her spouse, such election shall not be valid unless:

(i) the spouse of such Ballard Heritage Employee consents in writing to such election or designation and acknowledges its effect, and

(ii) such consent is witnessed by a notary public.

No spousal consent described in the immediately preceding sentence need be furnished, however, with respect to any election or designation if the Committee is satisfied that there is no spouse, that the spouse cannot be located, or that such consent is unobtainable for any other reason provided under regulations of the Internal Revenue Service.

The Committee shall furnish a Ballard Heritage Employee at least 30, but no more than 90, days prior to the Annuity Starting Date a written explanation of the terms and conditions of an Annuity Form of Distribution, and such Ballard Heritage Employee's election shall be effective no earlier than 30 days after such written explanation is provided hereunder; provided, however, that if the Ballard Heritage Employee affirmatively elects and has obtained appropriate spousal consent described above, the Ballard Heritage Employee may commence payment before the expiration of the 30 days, but not earlier than 7 days, after such written explanation is provided. A Ballard Heritage Employee may revoke an election hereunder at any time on or before the Annuity Starting Date or, if later, the 7-day period after the written explanation is provided. Spousal consent described above shall remain valid for the 90-day period described herein.

7.7 Methods of Distribution.

(a) Distribution by Reason of Death. The Beneficiary of a Participant to which subsection 7.1(b) applies shall be entitled to receive a distribution of such Participant's Accounts in the form elected by the Participant in the appointment of his Beneficiary prior to October 1, 1996. If no such election was made, or for a designation made on or after October 1, 1996, such distribution shall be in any form available pursuant to the terms of the Plan as elected by the Beneficiary. If a Participant designates a Beneficiary other than his spouse at the time of such designation, such designation shall not be valid unless:

(i) the spouse of such Participant consents in writing to each such election or designation and acknowledges its effect, and

(ii) such consent is witnessed by a notary public.

No spousal consent described in the immediately preceding sentence need be furnished, however, with respect to any election or designation if the Committee is satisfied that there is no spouse, that the spouse cannot be located, or that such consent is unobtainable for any other reason provided under regulations of the Internal Revenue Service.

(b) Distribution Upon Termination of Employment for Reasons Other than Death. A Participant who is entitled to receive a distribution of his Accounts due to the termination of his employment for any reason specified in Section 7.1, except death, may on Timely Notice elect to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution or an All Cash Distribution or, if eligible under Section 7.5, an Installment Distribution, at any time.

(c) Small Distributions. Notwithstanding any provision of this Section 7.6 to the contrary, if the aggregate value of a Participant's Accounts does not exceed $5,000 as provided under Code section 411(a)(11), the Committee shall direct the distribution of the Accounts of any Participant as an All Stock Distribution, a

Stock and Cash Distribution or an All Cash Distribution as elected by the Participant or his Beneficiary. If no earlier election is made, Timely Notice of a request for payment shall be deemed to have been given as of the Valuation Date which is three months following notice of the Participant's entitlement to a distribution under Section 7.1, and such distribution shall be in the form of an All Cash Distribution. Such notice shall be provided to a KCTC Terminated Participant whose account balance was subject to cashout under the KCTC Hourly Plan but which is transferred prior to cashout from the KCTC Hourly Plan as of January 1, 1998, and distribution shall be made pursuant to this provision.

7.8 Miscellaneous.

(a) For the purpose of the Plan, no termination of employment will be deemed to have occurred in any instance where the person involved remains in Service or is re-employed by an Employer prior to receiving a distribution of his Accounts.

(b) In the event of the death, prior to his receipt of a distribution, of a Participant who at the time of his death was entitled to receive distribution under subsection 7.7(b) and elected to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution, an All Cash Distribution, or an Installment Distribution, if eligible under Section 7.5, or was entitled to receive a distribution under subsection 7.7(c), and if the Committee has notice of the Participant's death prior to such distribution, then such distribution shall be made to the Participant's Beneficiary by the same method as it would have been made to the Participant but for his death.

(c) Notwithstanding anything in this Article VII to the contrary, the distribution provisions of this Article VII shall not apply for Terminated Participants or Participants whose Qualified Domestic Relations Order is pending approval by the Plan Administrator.

7.9 (a) Notwithstanding any provision of the Plan to the contrary, a Participant's or Terminated Participant's Accounts shall be distributed commencing no later than the earlier of:

(i) With respect to a Participant or Terminated Participant who attains age 70-1/2 on or after January 1, 1999, other than a Participant or Terminated Participant who is a five percent owner as defined in Code Section 401(a)(9), April 1 of the calendar year following the later of

(A) the calendar year in which the Terminated Participant attains age 70-1/2, or

(B) the calendar year in which the Participant retires, as defined under Code Section 401(a)(9), or terminates employment.

With respect to a Participant or Terminated Participant who attains age 70-1/2 prior to January 1, 1999, and with respect to a Participant or Terminated Participant who is a five percent owner as defined in Code Section 401(a)(9), April 1 of the calendar year following the year in which the Participant or Terminated Participant attains age 70-1/2, except to the extent that Section 1121(d)(4) of the Tax Reform Act of 1986 provides otherwise; provided that a Participant who is not a five percent owner as defined in Code Section 401(a)(9), who is still employed with an Employer on January 1, 1999, and who is receiving or would commence receiving distributions hereunder, shall have a one-time opportunity to elect to cease or defer distributions hereunder until not later than April 1 of the calendar year in which the Participant retires, as defined under Code Section 401(a)(9), or terminates employment. Failure to elect shall be deemed to be an election to receive distributions hereunder.

(ii) unless the Participant elects a later date (which can be no later than the date specified in (i) above), the 60th day after the latest of:

(A) the close of the Plan Year in which the Participant attains age 65,

(B) the close of the Plan Year which includes the date 10 years after the date the Participant first commenced participating in the Plan, or

(C) the close of the Plan Year in which the Participant terminated employment with his Employer.

(b) The Accounts of a Participant or Terminated Participant shall be distributed to a Beneficiary who is the surviving spouse, commencing on or before the later of the date on which the Participant or Terminated Participant would have attained age 70-1/2 or one year after the date of the Participant's or Terminated Participant's death, or (ii) to a Beneficiary who is not the surviving spouse, within five years of the Participant's or Terminated Participant's death, or, in each case, such other period specified under the requirements of Code section 401(a)(9) and the regulations thereunder.

(c) All distributions from the Plan shall be made in accordance with the requirements of Code section 401(a)(9) and the regulations thereunder, including the minimum distribution incidental benefit requirements.

(d) The Committee may, in its discretion, establish procedures for making such required distributions consistent with the provisions hereof.

7.10 Unclaimed Benefits. During the time when a benefit hereunder is payable to any Terminated Participant or, if deceased, his Beneficiary, the Committee shall mail by registered or certified mail to such Participant or Beneficiary, at his last known address, a written demand for his then address, or for satisfactory evidence of his continued life, or both. If such information is not furnished to the Committee within 12 months from the mailing of such demand, then the Committee may, under rules established by the Committee, in its sole discretion, declare such benefit, or any unpaid portion thereof, suspended, with the result that such unclaimed benefit shall be treated as a forfeiture for the Plan Year within which such 12-month period ends, but shall be subject to restoration through an Employer Contribution if the lost Participant or such Beneficiary later files a claim for such benefit.

7.11 Brown-Bridge Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of the Brown-Bridge Mill; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the Brown-Bridge Mill under the Assets Purchase Agreement entered into between the Corporation and Brown-Bridge Acquisition Corp. dated June 15, 1994, and such termination of employment must occur on the Closing Date of such Assets Purchase Agreement.

7.12 Karolton Envelope Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of Karolton Envelope; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the sale of assets of Karolton Envelope under the Assets Purchase Agreement entered into between the Corporation and KECA Corporation dated October 29, 1993, and such termination of employment must occur on the Closing Date of such Assets Purchase Agreement.

7.13 Spenco Medical Corporation Benefit. Notwithstanding any other provision of the Plan, a Participant shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6. if such Participant is employed by Spenco Medical Corporation on the Closing Date of the sale of Spenco Medical Corporation under the Agreement and Plan of Merger entered into between the Corporation and Spenco Medical Corporation, SBS Enterprises, Inc., Spenco Acquisition Corporation and Steven B. Smith, dated March 4, 1994. For purposes of this Section, a Participant described in the preceding sentence shall be treated under Section 7.6 as if he terminated employment with an Employer for a reason other than death on the Closing Date; provided, however, that a distribution pursuant to this Section shall be delayed to the extent required by the Internal Revenue Service under section 401(k)(2)(B)(i)(I) of the Code.

7.14 Form of ESOP Benefit. Notwithstanding anything in the Plan to the contrary but subject to the provisions of Sections 7.6 (c) and 7.10, the form of benefit payment available to a Participant, unless the Participant elects otherwise, shall be substantially equal periodic payments (not less frequently than annually) over a period not longer than the greater of (i) five (5) years, or (ii) in the case of a Participant whose vested portion of his Accounts exceeds $500,000 (as adjusted by legislation or for cost-of-living increases), five (5) years plus one (1) additional year (not exceeding five (5) additional years) for each $100,000 (or fraction of $100,000) (as adjusted by legislation or for cost-of-living increases) by which the vested portion of his Accounts exceeds $500,000 (as adjusted by legislation or for cost-of-living increases).

7.15 ESOP Dividend Distributions.

(a) Dividends paid to the Trust that had dividend record dates during a Plan Year on Corporation Stock allocated to a Participant's Accounts shall be paid to that Participant, or if applicable, to his Beneficiary, in the first quarter of the Plan Year following the Plan Year in which the dividends' record dates occurred; provided, however that the amount of such dividend payment shall not be less than the minimum amount established by the Committee in its sole discretion. Notwithstanding the preceding sentence, a Participant who is employed by an Employer or an affiliate of an Employer on the last day of that Plan Year may elect to have 25%, 50%, 75%, or all of such dividend payments remain in the Trust in lieu of a distribution under this Section; provided, however, that such election must be made in January of the year following the year in which the dividends are paid. Dividends retained in the Trust under this Section shall be invested as directed by the Participant under Section 3.8. Notwithstanding both the dollar amount (if any) of any election under this Section and the preceding provisions of this Section, the amount actually paid under this Section shall not exceed the lesser of (i) the electing Participant's share of the dividends subject to such election and (ii) his balance in his Accounts at the time of payment. A dividend payment shall not be made to a Terminated Participant or Participant whose qualified domestic relations order is pending approval by the Plan Administrator.

(b) Notwithstanding subsection 7.15(a) above, a Participant may affirmatively elect in writing to have all of his dividends which were paid into, and retained by the Trust in January 2001, distributed to such Participant; provided, however, that such election must be made during the election period from February 18, 2002 through March 1, 2002.

7.16 Kimberly-Clark Integrated Services Corporation Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of Kimberly-Clark Integrated Services Corporation; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with Kimberly-Clark Integrated Services Corporation due to the cessation of operations of Kimberly-Clark Integrated Services Corporation on or about June 30, 1995, and such termination of employment must occur on or after the date of such cessation of operations.

7.17 Direct Rollovers. This Section applies to distributions and withdrawals made under Articles VII and VIII on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under this Section, a distributee may elect, at the time and in the manner prescribed by the Committee, to have any portion of an eligible rollover distribution paid directly to a single eligible retirement plan specified by the distributee in a direct rollover.

For purposes of this Section, the following definitions shall apply:

(a) An "eligible rollover distribution" is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years of more; any distribution to the extent that such distribution is required under Code section 401(a)(9); the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); and any hardship distribution described in Section 401(k)(2)(B)(i)(IV) of the Code.

(b) An "eligible retirement plan" is an individual retirement account described in Code section 408(a), an individual retirement annuity described in Code section 408(b), an annuity plan described in Code section 403(a), or a qualified trust described in Code section 401(a), that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is limited to an individual retirement account or individual retirement annuity.

(c) A "distributee" includes a Participant. In addition, the Participant's surviving spouse and the Participant's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code section 414(p), are distributees with regard to the interest of the spouse or former spouse.

(d) A "direct rollover" is a payment by the Plan to the eligible retirement plan specified by the distributee.

This Section shall not be construed to alter any of the requirements for distributions or withdrawals under the remaining provisions of this Article VII and the provisions of Article VIII.

7.18 Specialty Products Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment, he must have been an Employee whose employment duties are principally related to the Specialty Products business of the Corporation;

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the spinoff of SMI on or about the fourth quarter of 1995, and such termination of employment must occur on or after the SMI Distribution Date; and

(c) immediately following his termination of employment, he must have become employed by SMI.

7.19 Limitations on Distribution of Before-Tax Contributions. Notwithstanding any other provision of the Plan to the contrary, Before-Tax Contributions and earnings thereon (except for the withdrawal of earnings provided under subsection 8.3(b)) shall not be distributed before one of the following events:

(a) the Eligible Employee's retirement, death, disability, or separation from service, as provided under Code section 401(k) and applicable regulations;

(b) the Eligible Employee's attainment of age 59½ or the Eligible Employee's hardship, as provided under Code section 401(k) and applicable regulations;

(c) the termination of the Plan without the establishment or maintenance of a successor plan, as provided under Code section 401(k) and applicable regulations;

(d) the date of the sale or other disposition by an Employer of substantially all the assets used in a trade or business to an unrelated corporation, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations; or

(e) the date of the sale or other disposition by an Employer of its interest in a subsidiary to an unrelated entity or individual, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations.

7.20 Lakeview Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.6 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee at the Lakeview Mill, Lakeview Diaper Plant, Lakeview Feminine Care Plant, Lakeview Distribution Center, or Badger-Globe Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the tissue manufacturing facilities of the Lakeview Mill under the Assets Purchase Agreement entered into between the Corporation and American Tissue Mills of Neenah L.L.C. dated as of August 8, 1996, and such termination of employment must occur on or within 30 days after the Closing Date of such Assets Purchase Agreement.

7.21 Coosa Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee of Coosa Pines Golf Club Inc., or (ii) an Employee of an Employer located at Coosa Pines, Alabama; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the sale of the assets of the Coosa pulp and newsprint mill facility and woodlands under the Assets Purchase Agreement entered into between the Corporation and Alliance Forest Products, Inc. dated as of February 14, 1997, and such termination of employment must occur on or within 30 days after the Closing Date of such Assets Purchase Agreement.

7.22 KIMPAK® Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee at the Badger-Globe Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the KIMPAK® product line under the Assets Purchase Agreement entered into between the Corporation and National Packaging Services Corporation dated as of September 30 1996, and such termination of employment must occur on or within one year after the Closing Date of such Assets Purchase Agreement.

7.23 Tecnol 401(k) Plan Benefit. The vested account balance ("Tecnol Account") of each remaining participant (the "Tecnol Participant") in the Tecnol Medical Products, Inc. Employee 401(k) Capital Accumulation Plan (the "Tecnol 401(k) Plan") shall be transferred to this Plan. Such amount representing pre-tax 401(k) contributions shall be transferred to and held in the Before-Tax Contribution Section of the Employee Account, and all other amounts shall be transferred to and held in a rollover account like the KCTC Heritage Rollover Account.

Such Tecnol Account shall be invested according to the Tecnol Participant's existing elections under the Tecnol 401(k) Plan in the Money Market Fund (for amounts transferred from the Fidelity Retirement Government Money Market Portfolio in the Tecnol 401(k) Plan), the Medium-Term Managed Fund (for amounts transferred from the Fidelity Asset Manager Portfolio and Fidelity Puritan Fund in the Tecnol 401(k) Plan), the Stock Index Fund (for amounts transferred from the Fidelity Contrafund in the Tecnol 401(k) Plan), and the International Index Fund (for amounts transferred from the Fidelity Overseas Fund in the Tecnol 401(k) Plan), subject to reallocation by the Tecnol Participant pursuant to Section 3.8 hereof.

The Tecnol Participant who is not otherwise eligible under the Plan shall participate in the Plan hereunder only to the extent of his Tecnol Account, and shall not be eligible to make Before-Tax Contributions or After-Tax Contributions under Article III or to receive Company Matching Contributions under Article IV by reason of such transfer. The Tecnol Participant may request a distribution of his Tecnol Account in the Plan in accordance with the applicable provisions of this Article VII and Article VIII, subject to the same consent requirements applicable to a Ballard Heritage Employee.

7.24 Tecnol ESOP Benefit. The vested account balance ("Tecnol Account") of the remaining two participants (the "Tecnol Participant") in the Tecnol Medical Products, Inc. Employee Stock Ownership Plan (the "Tecnol ESOP") shall be transferred to this Plan and held in a rollover account. Such Tecnol Accounts shall be invested in the Money Market Fund upon transfer, subject to reallocation by the Tecnol Participant pursuant to Section 3.8 hereof. The Tecnol Participants shall participate in the Plan hereunder only to the extent of their respective Tecnol Accounts, and shall not be eligible to make Before-Tax Contributions or After-Tax Contributions under Article III or to receive Company Matching Contributions under Article IV by reason thereof. The Tecnol Participants may request a distribution of their Tecnol Accounts in the Plan at any time in accordance with the applicable provisions of this Article VII.

7.25 East Ryegate Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the East Ryegate Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the shutdown of the East Ryegate Mill.

ARTICLE VIII

WITHDRAWALS AND LOANS

8.1 Regular Withdrawals. A Participant, subject to the conditions stated below, may make the following Regular Withdrawals:

(a) Such amounts as the Participant may elect from the Unrestricted After-Tax Contribution Section of his Accounts;

(b) Such amounts as the Participant may elect from the Basic After-Tax Contribution Section of his Accounts;

(c) Such amounts as a Participant may elect from his Employer Accounts, provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan for at least 24 months; and

(d) Such amounts as a KCTC Heritage Employee who has at least 5 Years of Service may elect from his KCTC Heritage Rollover Account. Notwithstanding the foregoing, a KCTC Heritage Employee who has less than 5 Years of Service may withdraw Matching Employer Contributions (as such term is defined in the KCTC Hourly Plan), from his KCTC Heritage Rollover Account provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan (including periods under the KCTC Hourly Plan) for at least 24 months. A KCTC Heritage Employee who has less than 5 Years of Service may withdraw Retirement Contributions, if applicable (as such term is defined in the Kimberly-Clark Tissue Company Investment plan for Salaried Employees) provided such amounts (disregarding earnings and losses) have been in the Plan (excluding periods under the KCTC Hourly Plan) for at least 24 months. A KCTC Heritage Employee who has attained age 59½ may withdraw any funds from his KCTC Heritage Rollover Account provided such amounts are vested.

(e) Such amounts as a Ballard Heritage Employee who has at least 5 Years of Service may elect from his Ballard Heritage Rollover Account. Notwithstanding the foregoing, a Ballard Heritage Employee who has less than 5 Years of Service may withdraw Matching Contributions (as such term is defined in the Ballard Savings Plan) from his Ballard Heritage Rollover Account provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan (excluding periods under the Ballard Savings Plan) for at least 24 months. A Ballard Heritage Employee who has less than 5 Years of Service may withdraw Discretionary Contributions (as such term is defined in the Ballard Savings Plan) provided such amounts (disregarding earnings and losses) have been in the Plan (including periods under the Ballard Savings Plan) for at least 24 months. A Ballard Heritage Employee who has attained age 59½ may withdraw any funds from his Ballard Heritage Rollover Account provided such amounts are vested.

Any Participant not otherwise described above shall not be eligible to make withdrawals from his Employer Accounts.

In the event of a Regular Withdrawal from the Basic After-Tax Contribution section of a Participant's Accounts pursuant to subsection 8.1(b), such Participant's Contributions under the Plan shall be suspended for a period of 12 months following such withdrawal.

8.2 Over Age 59½ Withdrawals. A Participant who has attained age 59½ may withdraw such amounts as he may elect from the Before-Tax Contributions Sections of his Accounts.

8.3 Hardship Withdrawals.

(a) Upon the application of any Participant who has not attained age 59½, the Committee, in accordance with its uniform nondiscriminatory rules, may permit such Participant to withdraw all or a portion (subject to subsection (b) below) of the amount in the Before-Tax Contributions Section of his Accounts if the Participant is able to demonstrate financial hardship and provided, however, that all amounts available as Regular Withdrawals described in Section 8.1 shall first be withdrawn. A Participant shall be considered to have demonstrated financial hardship only if the Participant demonstrates that the purpose of the withdrawal is to meet his immediate and heavy financial needs, the amount of the withdrawal does not exceed such financial needs, and the amount of the withdrawal is not reasonably available from other resources. A Participant making application under this Section 8.3 shall have the burden of demonstrating a financial hardship to the Committee, and the Committee shall not permit withdrawal under this subsection without first receiving such proof.

The Participant will be deemed to have demonstrated that the purpose of the withdrawal is to meet his immediate and heavy financial needs only if he represents that the distribution is on account of:

(i) medical expenses (as described in Code section 213(d)) incurred by the Participant, his spouse, or any of his dependents, or necessary for such persons to obtain medical care;

(ii) the purchase (excluding mortgage payments) of a principal residence for the Participant;

(iii) the payment of tuition, related educational fees, and room and board expenses for the next 12 months of post-secondary education for the Participant, his spouse, children, or dependents;

(iv) payments necessary to prevent eviction from or foreclosure on the Participant's principal residence or the mortgage on that residence; or

(v) any other condition determined by the Committee pursuant to its uniform Committee Rules to represent a financial hardship.

Moreover, the Participant will be deemed to have demonstrated that the amount of the withdrawal is unavailable from his other resources and in an amount not in excess of that necessary to satisfy his immediate and heavy financial needs only if each of the following requirements is satisfied:

(i) the Participant represents that the distribution is not in excess of the amount of his immediate and heavy financial needs, except that the withdrawal may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the withdrawal; and

(ii) the Participant has obtained all distributions, other than hardship distributions, and all nontaxable loans currently available to him under all other qualified and nonqualified deferred compensation plans currently maintained by an Employer.

In the event of any withdrawal by a Participant pursuant to this Section 8.3, (i) such Participant's Contributions under this Plan and his contributions under all other qualified and nonqualified deferred compensation plans maintained by an Employer shall be suspended for a period of 12 months following such withdrawal, and (ii) for the calendar year following the calendar year in which such withdrawal occurred, the amount of the Participant's Before-Tax Contributions may not exceed the limitation on the amount of Before-Tax Contributions which may be contributed, as set forth in subsection 3.5(a), less the amount of any Before-Tax Contributions made by said Participant during the calendar year of the withdrawal.

(b) No hardship withdrawal shall exceed the balance then credited to the Participant's Before-Tax Contributions Section of his Accounts (or, if less, the Current Market Value thereof) nor shall any withdrawal include earnings on such Contributions after December 31, 1988.

8.4 Distribution of Withdrawals.

(a) Regular Withdrawals and Over Age 59-1/2 Withdrawals. Regular Withdrawals and Over Age 59-1/2 Withdrawals shall be permitted as of any Valuation Date following Timely Notice. A distribution of a withdrawal shall be made as soon as practicable after the withdrawal request or such other time as specified by Committee rule. A Participant who is entitled to receive a Regular Withdrawal or an Over Age 59-1/2 Withdrawal may on Timely Notice elect to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution or an All Cash Distribution.

(b) Hardship Withdrawals. If a Participant's application for a hardship withdrawal is approved, the effective date for such withdrawal shall be the Valuation Date coincident with or immediately following such approval. If the Participant's application for a hardship withdrawal is denied and, on appeal, subsequently approved, the effective date for such withdrawal shall be the Valuation Date coincident with or immediately following the date of the Committee's decision on the appeal. Hardship withdrawals will be made only in the form of an All Cash Distribution.

8.5 Miscellaneous.

(a) Notwithstanding anything in this Article VIII to the contrary, the withdrawal and loan provisions of this Article VIII shall not apply for Terminated Participants or Participants whose qualified domestic relations order is pending approval by the Plan Administrator.

(b) In the event of the death of a Participant on or after the Valuation Date with respect to which the Participant has elected to make a withdrawal, but prior to the actual distribution thereof, and if the Committee has notice of the Participant's death prior to such distribution, then such distribution shall be made to the Participant's Beneficiary by the same method as it would have been made to the Participant but for his death.

8.6 Waiver of Right to Withdraw. A Participant who is on an assignment outside of the United States may waive his right to make a withdrawal pursuant to this Article VIII. Any such waiver shall be in writing, in a form acceptable to the Committee and signed by the Participant, and shall be irrevocable. The duration of a waiver hereunder may be for a stated period or until the occurrence of a specified event, at the election of the Participant, but in absence of such an election the waiver shall expire upon termination or completion of the Participant's assignment outside the United States.

8.7 Participant Loans. For purposes of this Section 8.7, "Participant" shall mean a Participant who is a "party in interest" as defined in ERISA section 3(14). Loans shall be available to Participants on a reasonably equivalent basis on the following conditions:

(a) A Participant may, on Timely Notice, request a loan from the Plan under the following terms and conditions, provided that such Participant may not request a loan from the Plan if the Participant has an outstanding loan (whether such outstanding loan has become a deemed distribution under Section 72(p) of the Code) from the Plan at the time of such request. Also, a new loan may not be requested until two weeks after the outstanding loan has been paid in full.

(b) Loan amounts shall be at least $1,000 and shall not exceed the lesser of (i) 50% of Before-Tax Contributions Section of the Participant's Account as of the date of the loan request, less any amounts payable for pending withdrawal or (ii) $50,000 (reduced by the highest outstanding loan balance under the Plan during the one-year period ending on the day before the date on which the loan is made). Loans under any other qualified plan sponsored by the Employer or an Affiliated Employer shall be aggregated with loans under the Plan in determining whether or not the limitation stated herein has been exceeded. Loan amounts shall be taken from the Before-Tax Contributions Section of the Participant's Accounts.

(c) Loans shall be classified as either a General Purpose Loan or a Primary Residence Loan.

(i) A General Purpose Loan may be requested on Timely Notice for any purpose other than for the purchase of a primary residence for the Participant. General Purchase Loans shall be for a term not to exceed 4 years from the date of the loan.

(ii) A Primary Residence Loan may be requested on Timely Notice for the purchase (excluding mortgage payments) or construction of a Participant's primary residence and may be made only upon receipt of proper documentation from the Participant. Primary Residence Loans shall be for a term not to exceed 10 years from the date of the loan.

(d) Loans shall be nonrenewable and nonextendable. Loans shall be repaid through payroll deduction. Partial manual repayments are not permitted.

(e) Loans shall be repaid (principal and interest) in periodic payments (not less frequently than quarterly) with substantially level amortization required over the term of the loan; provided, however, that a Participant with an outstanding loan who is on an unpaid leave of absence, or qualified military service pursuant to Section 414(u)(4) of the Code, the loan payments are automatically suspended at the commencement of such leave of absence, for a period that is the lesser of (i) the period of the leave of absence or (ii) 12 months (or such longer period that may apply under Code Section 414(u)). The loan payments (including interest that accrues during the leave of absence or military service for periods later than the cure period) will automatically begin upon the return from unpaid leave of absence or military service with the amount of such periodic payments to be at a level amortization over the remaining period of the loan extended for the period of leave not longer than 1 year or the period pursuant to Section 414(u)(4) of the Code. However, the loan must be repaid by the latest date permitted under Code Section 72(p)(2)(B) and the amount of the installments due after the leave ends (or, if earlier, after the first year of the leave or such longer period as may apply under Code Section 414(u)) must not be less than the amount required under the terms of the original loan. For loans whose term would pass the latest date permitted, the amount of the loan will be reamortized to be paid by the latest date permitted under Code section 72(p)(2)(B). Notwithstanding the foregoing, loan payments will be suspended under this Plan as required under Section 414(u)(4) of the Code. Also notwithstanding the foregoing, a Participant whose Contributions are suspended pursuant to Section 3.6 may not elect to suspend his loan repayments.

(f) Loans may be prepaid in full at any time without penalty; provided however, that a Participant who provides notification of his intention to prepay a loan and fails to do so may not resubmit notification for such period as determined by the Committee. Partial prepayments shall be not be permitted.

(g) Each Participant receiving a loan hereunder shall receive a statement reflecting the charges involved in each transaction, including the dollar amount and annual interest rate of the finance charges.

(h) All loans hereunder shall be considered investments of a segregated account of the Trust directed by the borrower. All loans shall be secured by up to 50% of the vested portion of the Participant's Accounts, less any portion of the Participant's Account which has been assigned to an alternate payee under a qualified domestic relations order, to the extent necessary to secure the outstanding loan amount and applied first to the Before-Tax Contributions section of the Participant's Accounts. No additional security shall be permitted.

(i) Interest shall be charged at a rate determined by the Committee and shall be determined with regard to interest rates currently being charged on similar commercial loans by persons in the business of lending money.

(j) Any loan made to a Participant hereunder shall be evidenced by a promissory note which shall be executed by the Participant in such manner and form as the Committee shall determine. Such promissory note shall contain the irrevocable consent of the Participant to payroll deductions.

(k) Fees chargeable in connection with a Participant's loan may be charged, in accordance with a uniform and nondiscriminatory policy established by the Committee, against the Participant's Account to whom the loan is granted.

(l) All loans shall be made from the Before-Tax Contributions section of the Participant's Accounts and pro rata from the Investment Fund in which the Before-Tax Contributions section of such Participant's Account are then invested.

(m) Loan repayments to the Plan by the Participant shall be made on an after-tax basis and shall be allocated to the Before-Tax Contributions section of the Participant's Account in the Investment Funds in the proportion that Before-Tax Contributions section such Account is represented and shall be invested in the Investment Funds on the basis of the Participant's investment election under Section 3.4 in effect at the time of such loan repayment.

(n) In the event that the Participant fails to make any required loan repayment before a loan is repaid in full, the unpaid balance of the loan, with interest due thereon, shall become immediately due and payable, unless the Committee determines otherwise. In the event that a loan becomes immediately due an payable (in "default") pursuant to this Section 8.7, the Participant (or his Beneficiary, if the Beneficiary is the surviving spouse, in the event of the Participant's death) may satisfy the loan by paying the outstanding balance in full within such time as may be specified by the Committee in a uniform and nondiscriminatory manner. Otherwise, any such outstanding loan shall be deducted from the portion of the Participant's vested Accounts (first from the Before-Tax Contributions section of his Accounts) before any benefit which is or becomes payable to the Participant or his Beneficiary is distributed. In the case of a benefit which becomes payable to the Participant or his Beneficiary pursuant to Article 7 (or would be payable to the Participant or Beneficiary but for such individual's election to defer the receipt of benefits), the deduction described in the preceding sentence shall occur on the earliest date following such default on which the Participant or Beneficiary could receive payment of such benefit, had the proper application been filed or election been made, regardless of whether or not payment is actually made to the Participant or Beneficiary on such date. In the case of a benefit which becomes payable under any other provision, the deduction shall occur on the date such benefit is paid. The Committee shall also be entitled to take any and all other actions necessary and appropriate to enforce collection of the outstanding balance of the loan. Failure of the Committee to strictly enforce Plan rights with respect to a default on a Plan loan shall not constitute a waiver of such rights.

(o) The outstanding loan balance or balances of a KCTC Heritage Employee under the KCTC Hourly Plan shall be transferred to, and repayment made to, this Plan effective as of January 1, 1998, and shall be subject to the terms of this Plan to the extent not inconsistent with the terms of the outstanding loan; provided, however, that a KCTC Heritage Employee whose loan is transferred to this Plan with past due loan payments shall have an extended grace period, as determined by the Committee, in which to avoid default under this Section 8.7, provided the total grace period under this Plan and the KCTC Hourly Plan does not exceed the time period as provided under the rules of the Internal Revenue Service. Such outstanding loan balance shall be taken into account for all purposes under this Section 8.7.

ARTICLE IX

INCENTIVE INVESTMENT PLAN COMMITTEE

9.1 Membership. The Committee shall consist of at least three persons who shall be officers or directors of the Corporation or Eligible Employees. Members of the Committee shall be appointed from time to time by, and shall serve at the pleasure of, the Chief Executive Officer of the Corporation. The Committee shall elect one of its members as chairman. The Committee shall not receive compensation for its services. Committee expenses shall be paid by the Corporation.

9.2 Powers. The Committee shall have all such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the power to construe or interpret the Plan, to determine all questions of eligibility hereunder, to determine the method of payment of any Accounts hereunder, to adopt rules relating to the giving of Timely Notice, and to perform such other duties as may from time to time be delegated to it by the Chief Executive Officer of the Corporation. The Committee may prescribe such forms and systems and adopt such rules and actuarial methods and tables as it deems advisable. It may employ such agents, attorneys, accountants, actuaries, medical advisors, or clerical assistants (none of whom need be members of the Committee) as it deems necessary for the effective exercise of its duties, and may delegate to such agents any power and duties, both ministerial and discretionary, as it may deem necessary and appropriate.

9.3 Procedures. A majority of the Committee members shall constitute a quorum. The Committee may take any action upon a majority vote at any meeting at which a quorum is present, and may take any action without a meeting upon the unanimous written consent of all members. All action by the Committee shall be evidenced by a certificate signed by the chairman or by the secretary to the Committee. The Committee shall appoint a secretary to the Committee who need not be a member of the Committee,and all acts and determinations of the Committee shall be recorded by the secretary, or under his supervision. All such records, together with such other documents as may be necessary for the administration of the Plan, shall be preserved in the custody of the secretary.

9.4 Rules and Decisions. All rules and decisions of the Committee shall be uniformly and consistently applied to all Eligible Employees and Participants under this Plan in similar circumstances and shall be conclusive and binding upon all persons affected by them. The Committee shall have absolute discretion in carrying out its duties under the Plan.

9.5 Authorization of Payments. Subject to the provisions hereof, it shall be the duty of the Committee to furnish the Trustee with all facts and directions necessary or pertinent to the proper disbursement of the Trust funds.

9.6 Books and Records. The records of the Employers shall be conclusive evidence as to all information contained therein with respect to the basis for participation in the Plan and for the calculation of Contributions and Company Matching Contributions.

9.7 Perpetuation of the Committee. In the event that the Corporation shall for any reason cease to exist, then, unless the Plan is adopted and continued by a successor, the members of the Committee at that time shall remain in office until the final termination of the Trust, and any vacancies in the membership of the Committee caused by death, resignation, disability or other cause, shall be filled by the remaining member or members of the Committee.

9.8 Claim Procedure. The Committee shall establish a procedure for handling all claims by all persons. In the event any claim is denied, the Committee shall provide a written explanation to the person stating the reasons for denial.

9.9 Allocation or Reallocation of Fiduciary Responsibilities. The Named Fiduciary may allocate powers and responsibilities not specifically allocated by the Plan, or reallocate powers and responsibilities specifically allocated by the Plan, to designated persons, partnerships or corporations other than the Committee, and the members of the Committee may allocate their responsibilities under the Plan among themselves. Any such allocation, reallocation, or designation shall be in writing and shall be filed with and retained by the secretary of the Committee with the records of the Committee. Notwithstanding the foregoing, no reallocation of the responsibilities provided in the Trust to manage or control the Trust assets shall be made other than by an amendment to the Trust.

9.10 Plan Administrator. The Corporation shall be the Plan Administrator as described in ERISA.

9.11 Service of Process. The Corporation shall be the designated recipient of service of process with respect to legal actions regarding the Plan.

ARTICLE X

AMENDMENT AND TERMINATION

10.1 Amendment and Termination. While it is intended that the Plan shall continue in effect indefinitely, the Board may from time to time modify, alter or amend the Plan or the Trust, and may at any time order the temporary suspension or complete discontinuance of Company Matching Contributions or may terminate the Plan, provided, however, that

(i) no such action shall make it possible for any part of the Trust assets (except such part as is used for the payment of expenses) to be used for or diverted to any purpose other than for the exclusive benefit of Participants or their Beneficiaries;

(ii) no such action shall adversely affect the rights or interests of Participants theretofore vested under the Plan; and

(iii) in the event of termination of the Plan or complete discontinuance of Company Matching Contributions hereunder, all rights and interests of Participants not theretofore vested shall become vested as of the date of such termination or complete discontinuance.

Any action permitted to be taken by the Board under the foregoing provision regarding the modification, alteration or amendment of the Plan or the Trust may be taken by the Committee, using its prescribed procedures, if such action

(1) is required by law, or

(2) is required by collective bargaining, or

(3) is estimated not to increase the annual cost of the Plan by more than $1,000,000, or

(4) is estimated not to increase the annual cost of the Plan by more than $25,000,000, provided such action is approved and duly executed by the Chief Executive Officer of the Corporation.

Any action taken by the Board or Committee shall be made by or pursuant to a resolution duly adopted by the Board or Committee and shall be evidenced by such resolution or by a written instrument executed by such persons as the Board or Committee shall authorize for such purpose.

The Committee shall report to the Chief Executive Officer of the Corporation before January 31 of each year all action taken by it hereunder during the preceding calendar year.

However, nothing herein shall be construed to prevent any modification, alteration or amendment of the Plan or of the Trust which is required in order to comply with any law relating to the establishment or maintenance of the Plan and Trust, including but not limited to the establishment and maintenance of the Plan or Trust as a qualified employee plan or trust under the Code, even though such modification, alteration, or amendment is made retroactively or adversely affects the rights or interests of a Participant under the Plan.

ARTICLE XI

MISCELLANEOUS

11.1 Non-Guarantee of Employment. Nothing contained in this Plan shall be construed as a contract of employment between an Employer and a Participant, or as a right of any Participant to be continued in the employment of his Employer, or as a limitation of the right of an Employer to discharge any Participant with or without cause.

11.2 Rights to Trust Assets. No Participant or any other person shall have any right to, or interest in, any part of the Trust assets upon termination of his employment or otherwise, except as provided from time to time under this Plan, and then only to the extent of the amounts due and payable to such person out of the assets of the Trust. All payments as provided for in this Plan shall be made solely out of the assets of the Trust and neither the Employers, the Trustee, nor any member of the Committee shall be liable therefor in any manner.

The Employers shall have no beneficial interest of any nature whatsoever in any Employer Contributions after the same have been received by the Trustee, or in the assets, income or profits of the Trust, or any part thereof, except to the extent that forfeitures as provided in the Plan shall be applied to reduce the Employer Contributions.

11.3 Disclaimer of Liability. Neither the Trustee, the Employers, nor any member of the Committee shall be held or deemed in any manner to guarantee the funds of the Trust against loss or depreciation.

11.4 Non-Recommendation of Investment. The availability of any security hereunder shall not be construed as a recommendation to invest in such security. The decision as to the choice of investment of Contributions must be made solely by each Participant, and no officer or employee of the Corporation or the Trustee is authorized to make any recommendation to any Participant concerning the allocation of Contributions hereunder.

11.5 Indemnification of Committee. The Employers shall indemnify the Committee and each of its members and hold them harmless from the consequences of their acts or conduct in their official capacity, including payment for all reasonable legal expenses and court costs, except to the extent that such consequences are the result of their own willful misconduct or breach of good faith.

11.6 Selection of Investments. The Trustee shall have the sole discretion to select investments for the various funds provided for herein even though the same may not be legal investments for trustees under the laws applicable thereto.

11.7 Non-Alienation. Except as otherwise provided herein, no right or interest of any Participant or Beneficiary in the Plan and the Trust shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, attachment, garnishment, execution, levy, bankruptcy, or any other disposition of any kind, either voluntary or involuntary, prior to actual receipt of payment by the person entitled to such right or interest under the provisions hereof, and any such disposition or attempted disposition shall be void.

11.8 Facility of Payment. If the Committee has notice that a Participant entitled to a distribution hereunder, or his Beneficiary, is incapable of caring for his own affairs, because of illness or otherwise, the Committee may direct that any distribution from such Participant's Accounts may be made, in such shares as the Committee shall determine, to the spouse, child, parent or other blood relative of such Participant, or his Beneficiary, or any of them, or to such other person or persons as the Committee may determine, until such date as the Committee shall determine that such incapacity no longer exists. The Committee shall be under no obligation to see to the proper application of the distributions so made to such person or persons, and any such distribution shall be a complete discharge of any liability under the Plan to such Participant, or his Beneficiary, to the extent of such distribution.

11.9 Allocation in the Event of Advance Contributions. In the event that the Employer's tax deduction with respect to amounts contributed to the Plan pursuant to Articles III and IV for the months in the final quarter of a Plan Year results in such amounts being deemed advanced contributions of the Employer with respect to the taxable year of the Employer ending within such Plan Year, such amounts shall be considered allocated pursuant to Articles III and IV, as applicable, as of the last day of such taxable year.

11.10 Action by a Committee of the Board. Any action which is required or permitted to be taken by the Board under the Plan may be taken by the Compensation Committee of the Board or any other duly authorized committee of the Board designated under the By-Laws of the Corporation.

11.11 Qualified Domestic Relations Orders. Anything in this Plan to the contrary notwithstanding:

(a) Alternate Payee's Accounts. An alternate payee under a domestic relations order determined by the Corporation to be a qualified domestic relations order (as defined in Code section 414(p)) shall have established and maintained for him separate Accounts similar to the Accounts of the Participant specified in the qualified domestic relations order. The alternate payee's Accounts shall be credited with his interest in such Participant's Accounts, as determined under the qualified domestic relations order. Except to the extent specifically provided by the qualified domestic relations order, no amount of the non-vested portion, if any, of the Participant's Employer Accounts shall be credited to the alternate payee's Accounts. Subsection 6.2(c) and Sections 6.3, 6.4 and 6.5 shall apply to the alternate payee's Accounts as if the alternate payee were a Participant.

(b) Investment of Alternate Payee's Accounts. An alternate payee may on Timely Notice elect to reallocate or transfer all or any percentage portion of any of his Employee Accounts or Employer Accounts or both, consistent with subsection 6.1(a). An alternate payee's interest arising from this reallocation shall be invested in the various funds in accordance with the alternate payee's directions. For purposes of subsection 6.1(b), any such reallocation shall be treated as a reallocation in accordance with subsection 6.1(a).

(c) Alternate Payee's Beneficiary. Except to the extent otherwise provided by the qualified domestic relations order relating to an alternate payee:

(i) the alternate payee may designate on Timely Notice a beneficiary,

(ii) if no such person is validly designated or if the designated person predeceases the alternate payee, the beneficiary of the alternate payee shall be his estate, and

(iii) the beneficiary of the alternate payee shall be accorded under the Plan all the rights and privileges of the Beneficiary of a Participant.

(d) Distribution to Alternate Payee. An alternate payee shall be entitled to receive a distribution from the Plan in accordance with the qualified domestic relations order relating to the alternate payee. Such distribution may be made only in a method provided in Section 7.7 and shall include only such amounts as have become vested; provided, however, that if a qualified domestic relations order so provides, a Lump Sum Distribution or Partial Distribution of the total vested amount credited to the alternate payee's Accounts may be made to the alternate payee before the date that the Participant specified in the qualified domestic relations order attains his earliest retirement age (as defined in Code section 414(p)(4)(B)). A qualified domestic relations order may provide that until a distribution is made to the alternate payee, the alternate payee may make withdrawals in accordance with Article VIII as if the alternate payee were an employed Participant; provided, however, that (i) hardship withdrawals from the portion of the alternate payee's Accounts attributable to the Before-Tax Contributions Section of the Accounts of the Participant specified in the qualified domestic relations order shall not be available to an alternate payee and (ii) no withdrawal suspension penalties shall be imposed on account of a withdrawal by an alternate payee.

(e) Vesting of Alternate Payee's Accounts. In the event that the qualified domestic relations order provides for all or part of the non-vested portion of the Participant's Employer Accounts to be credited to the Accounts of the alternate payee, such amounts shall vest and/or be forfeited at the same time and in the same manner as the Accounts of the Participant specified in the qualified domestic relations order; provided, however, that no forfeiture shall result to the Accounts of the alternate payee due to any distribution to or withdrawal by the Participant from his Accounts or any distribution to or withdrawal by the alternate payee from the vested portion of the Accounts of the alternate payee.

11.12 Compensation Limit. In addition to other applicable limitations which may be set forth in the Plan and notwithstanding any other contrary provision of the Plan, compensation taken into account under the Plan for Plan Years beginning on January 1, 1989 and ending prior to January 1, 1994, shall not exceed $200,000, adjusted for changes in the cost of living as provided in Code section 415(d), and compensation taken into account under the Plan for Plan Years beginning on or after January 1, 1994, shall not exceed $150,000, adjusted for changes in the cost of living as provided in Code sections 401(a)(17)(B) and 415(d).

In applying the above limitation, the Family Members of a Highly Compensated Eligible Employee who is subject to the Family Member aggregation rules of Code section 414(q)(6) because such Highly Compensated Eligible Employee is either a "Five Percent Owner" (as defined within Subsection 2.1(hh) of the Employer or an Affiliated Employer or one of the ten Highly Compensated Eligible Employees paid the greatest "Compensation" (as defined within Subsection 2.1(hh) during the Year and such Highly Compensated Eligible Employee, shall be treated as a single Participant, except that for this purpose "Family Members" shall include only the affected Highly Compensated Eligible Employee's spouse and any lineal descendants who have not attained age 19 before the close of the Year. If, as a result of the application of such rules, the adjusted limitation is exceeded, then the limitation shall be prorated among the Highly Compensated Eligible Employee and Family Members in proportion to each one's Total Compensation prior to the application of this limitation, or adjusted in accordance with any other method permitted by applicable regulations. Notwithstanding the foregoing, this paragraph shall not apply for Plan Years beginning after December 31, 1996.

ARTICLE XII

LIMITATIONS ON BENEFITS

12.1 Definitions and Rules.

(a) Definitions. For purposes of Article XII, the following definitions and rules of interpretation shall apply.

(i) "Annual Additions" to a Participant's Accounts under this Plan is the sum, credited to a Participant's Accounts for any Limitation Year, of:

(A) Company contributions,

(B) forfeitures, if any, and

(C) Participant Contributions.

(ii) "Annual Benefit" -

(A) A benefit which is payable annually in the form of a straight life annuity under a defined benefit plan maintained by the Company which is subject to the limitations of Code section 415. In the case of such a benefit which is not payable in the form of a straight life annuity, the benefit will be adjusted in accordance with subsection 12.1(a)(ii)(C) below.

(B) When there is a transfer of assets or liabilities from one qualified plan to another, the Annual Benefit attributable to the assets transferred shall not be taken into account by the transferee plan in applying the limitations of Code section 415. The Annual Benefit payable on account of the transfer for any individual that is attributable to the assets transferred will be equal to the annual benefit transferred on behalf of such individual multiplied by a fraction, the numerator of which is the value of the total assets transferred and the denominator of which is the value of the total liabilities transferred.

(C) In the case of a retirement benefit under a defined benefit plan subject to the limitations of Code section 415(b) which is in any form other than a straight life annuity, such benefit will be adjusted to a straight life annuity beginning at the same age which is the actuarial equivalent of such benefit in accordance with applicable regulations and rules determined by the Commissioner, but without taking into account:

(1) the value of a qualified joint and survivor annuity (as defined in Code section 401(a)(11)(G)(iii) and the regulations thereunder) provided by a defined benefit plan to the extent that such value exceeds the sum of (a) the value of a straight life annuity beginning on the same date and (b) the value of any post-retirement death benefits which would be payable even if the annuity were not in the form of a joint and survivor annuity,

(2) the value of benefits that are not directly related to retirement benefits (such as, but not limited to, pre-retirement disability and death benefits), and

(3) the value of benefits provided by a defined benefit plan which reflect post-retirement cost-of-living increases to the extent that such increases are in accordance with Code section 415(d) and the regulations thereunder.

(D) In the case of a retirement benefit beginning before the Social Security Retirement Age under a defined benefit plan subject to the limitations of Code section 415(b), such benefit will be adjusted to the actuarial equivalent of a benefit beginning at the Social Security Retirement Age in accordance with applicable regulations and rules determined by the Commissioner, but this adjustment is only for purposes of applying the dollar limitation described in Code section 415(b)(1)(A) to the Annual Benefit of the Participant.

(E) If a Participant has less than 10 Years of Vesting Service with the Company at the time the Participant begins to receive retirement benefits under a defined benefit plan, the benefit limitations described in Code section 415(b)(1) and (4) are to be reduced by multiplying the otherwise applicable limitation by a fraction, the numerator of which is the number of Years of Vesting Service with the Company as of, and including, the current Limitation Year, and the denominator of which is 10. For purposes of this paragraph (E), Years of Vesting Service shall be determined in accordance with such defined benefit plan.

(F) In the case of a retirement benefit beginning after the Social Security Retirement Age under a defined benefit plan subject to the limitations of Code section 415(b), such benefit will be adjusted to the actuarial equivalent of a benefit beginning at the Social Security Retirement Age in accordance with applicable regulations and rules determined by the Commissioner, but this adjustment is only for purposes of applying the dollar limitation described in Code section 415(b)(1)(A) to the Annual Benefit of the Participant.

(G) For purposes of this Section, the "Social Security Retirement Age" shall mean the age used as the retirement age under section 216(l) of the Social Security Act, applied without regard to the age increase factor and as if the early retirement age under section 216(l)(2) of the Social Security Act were 62.

(iii) "Company" - any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b) and modified by Code section 415(h)) or an affiliated service group (as defined in section 414(m) of the Code) which includes an Employer; any trades or businesses (whether or not incorporated) which are under common control (as defined in Code section 414(c) and modified by Code section 415(h)) with an Employer; or any other entity required to be aggregated with an Employer pursuant to Code section 414(o).

(iv) "Compensation" with respect to a Limitation Year -

(A) includes amounts actually paid or made available to a Participant (regardless of whether he was such during the entire Limitation Year);

(1) as wages, fees for professional service, and other amounts received for personal services actually rendered in the course of employment with the Company including but not limited to commissions, compensation for services on the basis of a percentage of profits and bonuses;

(2) for purposes of (i) above, earned income from sources outside the United States (as defined in Code section 911(b)); whether or not excludable from gross income under Code section 911 or deductible under Code section 913;

(3) amounts described in Code sections 104(a)(3), 105(a) and 105(h) but only to the extent that these amounts are includable in the gross income of the Participant;

(4) amounts paid or reimbursed by the Company for moving expenses incurred by the Participant, but only to the extent that these amounts are not deductible by the Participant under Code section 217;

(5) value of a nonqualified stock option granted to the Participant, but only to the extent that the value of the option is includable in the gross income of the Participant in the taxable year in which granted;

(6) the amount includable in the gross income of a Participant upon making the election described in Code section 83(b).

(B) excludes -

(1) amounts contributed to this Plan by Employers on behalf of Participants as Before-Tax Contributions (and not considered Basic After-Tax Contributions under Section 3.5(a)(ii) nor recharacterized as Basic After-Tax Contributions under Section 3.5(b)(iii)) and any amount which is contributed or deferred by the Employer at the election of the Employee under Section 125 of the Code; provided, however that for Limitation Years beginning after December 31, 1997, such amounts shall be included as "Compensation" with respect to such Limitation Year.

(2) contributions made by the Company to a plan of deferred compensation to the extent that, before the application of the Code section 415 limitations to that plan, the contributions are not includable in the gross income of the Participant for the taxable year in which contributed and any distributions from a plan of deferred compensation, regardless of whether such amounts are includable in the gross income of the Participant when distributed; provided however, any amounts received by a Participant pursuant to an unfunded nonqualified plan shall be considered as Compensation in the year such amounts are includable in the gross income of the Participant;

(3) amounts realized from the exercise of a nonqualified stock option, or recognized when restricted stock (or property) held by a Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture pursuant to Code section 83 and the regulations thereunder;

(4) amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;

(5) other amounts which receive special tax benefits such as premiums for group term life insurance (but only to the extent that the premiums are not includable in the gross income of the Participant); and

(6) Compensation in excess of the limit set forth in Section 11.12.

In lieu of the above definition of "Compensation," effective for Plan Years beginning after December 31, 1991, the following alternative definitions of "Compensation" in (A) or (B) below may be applied with respect to a Limitation Year, as determined by the Committee in its discretion:

(A) Wages within the meaning of Section 3401(a) of the *Code* and all other payments of compensation to an Employee by his Employer (in the course of the Employer's trade or business) for which the Employer is required to furnish the Employee a written statement under Section 6041(d), 6051(a)(3), and 6052 of the Code, but excluding amounts paid or reimbursed by the Employer for moving expenses incurred by an Employee, but only to the extent that at the time of the payment it is reasonable to believe that these amounts are deductible by the Employee under Section 217 of the Code, and determined without regard to any rules under Section 3401(a) of the Code that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

(B) Wages within the meaning of Section 3401(a) of the Code (for purposes of income tax withholding at the source) of the Participant but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

For Limitation Years after December 31, 1997, "Compensation" hereunder includes amounts contributed or deferred by the Employer on behalf of the Employee under sections 125 or 401(k) of the Code.

(v) "Limitation Year" - a calendar year;

(vi) "Maximum Permissible Amount" -

(A) for a Limitation Year, with respect to any Participant, subject to the rule in paragraph (B), the lesser of

(1) $30,000 (or, if greater, 1/4 of the dollar limitation in effect under Code section 415(b)(1)(A)), or

(2) 25% of the Participant's Compensation for the Limitation Year.

(B) As of January 1 of each calendar year, the dollar limitation set forth in subparagraph (A)(1) above shall be adjusted automatically for cost-of-living increases to equal the dollar limitation as determined by the Commissioner for that calendar year under Code section 415(d)(1)(B). This adjusted dollar limitation applies for the Limitation Year ending with that calendar year.

(vii) "Projected Annual Benefit" - the Annual Benefit to which a Participant would be entitled under a defined benefit plan maintained by the Company on the assumptions that he or she continues employment until the normal retirement age (or current age, if that is later) thereunder, that his or her Compensation continues at the same rate as in effect for the Limitation Year under consideration until such age, and that all other relevant factors used to determine benefits under the Plan remain constant as of the current Limitation Year for all future Limitation Years;

(b) Other Rule. For purposes of applying the limitations of Code section 415(b), (c) and (e) applicable to a Participant for a particular Limitation Year, all qualified defined contribution plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as part of this Plan and all qualified defined benefit plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as one defined benefit plan.

12.2 Limits.

(a) Annual Addition Limit. The amount of the Annual Addition which may be credited under this Plan to any Participant's Accounts as of any allocation date shall not exceed the Maximum Permissible Amount (based upon his Compensation up to such allocation date) reduced by the sum of any Annual Additions made to the Participant's Accounts under this Plan as of any preceding allocation date within the Limitation Year. If an allocation date of this Plan coincides with an allocation date of any other qualified defined contribution plan maintained by the Company, the amount of the Annual Additions which may be credited under this Plan to any

Participant's Accounts as of such date shall be an amount equal to the product of the amount to be credited under this Plan without regard to this Section 12.2 multiplied by the lesser of 1.0 or a fraction, the numerator of which is the amount described in this subsection (a) of Section 12.2 during the Limitation Year and the denominator of which is the amount that would otherwise be credited on this allocation date under all plans without regard to this Section 12.2. If contributions to this Plan by or on behalf of a Participant are to be reduced as a result of this Section 12.2, such reduction shall be effected by first reducing any Unrestricted After-Tax Contributions and second, if and to the extent necessary, by proportionately reducing any Basic After-Tax Contributions and corresponding Company Matching Contributions and then, if and to the extent necessary, by proportionately reducing any Before-Tax Contributions and corresponding Company Matching Contributions. If as a result of a reasonable error in estimating a Participant's Compensation, or under the limited facts and circumstances which the Commissioner finds justify the availability of the rules set forth in this Section 12.2, the allocation of Annual Additions under the terms of the Plan for a particular Participant would cause the limitations of Code section 415 applicable to that Participant for the Limitation Year to be exceeded, the excess amounts shall not be deemed to be Annual Additions in that Limitation Year if they are treated as follows:

(i) The excess amounts in the Participant's Account consisting of Participant Contributions and Contributions made on his behalf and any increment attributable thereto shall be paid to the Participant as soon as administratively feasible.

(ii) The excess amounts in the Participant's Account consisting of Company Matching Contributions shall be used to reduce Company Matching Contributions for the next Limitation Year (and succeeding Limitation Years, as necessary) for all Participants in the Plan.

(b) Overall Limit. For any Participant of this Plan who at any time participated in a defined benefit plan maintained by the Company, the rate of benefit accrual by such Participant in each defined benefit plan in which the Participant participates during the Limitation Year will be reduced to the extent necessary to prevent the sum of the following fractions, computed as of the close of the Limitation Year, from exceeding 1.0:

(i) The Projected Annual Benefit of the Participant under the defined benefit plan

over

The lesser of (1) the product of 1.25 multiplied by the dollar limitation in effect under Code section 415(b)(1)(A) for such Limitation Year or (2) the product of 1.4 multiplied by the amount which may be taken into account under Code section 415(b)(1)(B) with respect to such Participant for such Limitation Year,

plus

(ii) The sum of Annual Additions to such Participant's Accounts under this Plan in such Limitation Year and for all prior Limitation Years

over

The sum of the lesser of the following amounts determined for such year and for each prior year of service with the Company: (1) the product of 1.25 multiplied by the dollar limitation in effect under Code section 415(c)(1)(A) for such Limitation Year or (2) the product of 1.4 multiplied by 25% of the Participant's Compensation for such Limitation Year.

(c) Special Rules Applicable to Computation of Overall Limit.

(i) For purposes of applying the defined contribution plan fraction in Section 12.2(b), for any Limitation Year beginning after December 31, 1975, the following rules shall apply with respect to Limitation Years before January 1, 1976:

(A) The aggregate amount taken into account in determining the numerator of such fraction is deemed not to exceed the aggregate amount taken into account in determining the denominator of the fraction.

(B) The amount taken into account for purposes of subsection 12.1(a)(i)(C)(1) is an amount equal to the excess of the aggregate amount of the Participant's contributions for such years during which he was an active participant in the Plan over 10% of the Participant's aggregate Compensation for all such years, multiplied by a fraction, the numerator of which is 1.0 and the denominator of which is the number of years beginning before January 1, 1976, during which the Participant participated in the Plan. Participant contributions made on or after October 2, 1973, shall be taken into account for purposes of the preceding sentence only to the extent that the amount of such contributions was permissible under a plan as in effect on that date.

(ii) In any case where the sum of the fractions in Section 12.2(b) is greater than 1.0 calculated as of the close of the last Limitation Year beginning before January 1, 1983 for a Participant in accordance with regulations prescribed by the Commissioner pursuant to Section 235(g)(3) of the Tax Equity and Fiscal Responsibility Act of 1982, an amount shall be subtracted from the numerator of the defined contribution plan fraction so that the sum of such fractions does not exceed 1.0 for such Limitation Year.

(d) Repeal of Overall Limit. For Limitation Years beginning after December 31, 1999, the overall limit described in subsection 12.2(b) and (c) shall no longer apply under the Plan.

ARTICLE XIII

MERGER

No merger or consolidation with or transfer of any assets or liabilities to any other plan after September 2, 1974, shall be made unless, upon completion thereof, the value of each Participant's Account shall immediately after said merger, consolidation, or transfer be equal to or greater than the value of the Participant's Account immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

ARTICLE XIV

TOP-HEAVY REQUIREMENTS

14.1 Top-Heavy Requirements. Notwithstanding any other provisions of this Plan, the following rules shall apply for any Plan Year if as of the last day of the preceding Plan Year, based on valuations as of such date, the sum of the present value of accrued benefits and Accounts of "key employees" (within the meaning of Code section 416) exceeds 60% of a similar sum for all employees under each plan of the Employer or any Affiliated Employer in which a "key employee" participates and each other plan of the Employer or any Affiliated Employer which enables any such plan to meet the requirements of Code section 401(a)(4) or 410. A Plan Year during which such rules apply shall be known as a "Top-Heavy Plan Year."

(a) Vesting. A Participant who is credited with an Hour of Service during the Top-Heavy Plan Year, or in any Plan Year after the Top-Heavy Plan Year, and who has completed at least three years of Service shall have a nonforfeitable right to 100% of his Employer Accounts and no such amount may become forfeitable if the Plan later ceases to be Top-Heavy nor may such amount be forfeited under the provisions of Code sections 411(a)(3)(B) (relating to suspension of benefits upon reemployment) or 411(a)(3)(D) (relating to forfeitures upon withdrawal of mandatory contributions). If the Plan become Top-Heavy and later ceases to be Top-Heavy, this vesting schedule shall no longer apply and benefits which have not at such time vested under this schedule shall vest only in accordance with other provisions of this Plan, provided that any Participant with at least 3 years of Service shall be entitled to continue to utilize this schedule for vesting purposes by making an election at the time and in the manner specified by the Committee.

(b) Required Contributions. Each Employer shall contribute on behalf of each employee eligible to participate in the Plan, the lesser of:

(i) 3% of such employee's compensation (within the meaning of Code section 415); or

(ii) the percentage of such employee's compensation (within the meaning of Code section 415) which is equal to the percentage at which contributions were made for that Plan Year on behalf of the "key employee" for whom such percentage is the greatest for such Plan Year, as prescribed by Code section 416(c)(2)(B) and regulations thereunder;

provided, however, that any contributions for any employee required of any Employer by the above provisions of this subsection 14.1(b) shall be reduced by the amount of any Company Matching Contribution made with respect to such Plan Year for such employee under Article IV of this Plan. Any contribution made pursuant to this subsection 14.1(b) shall be allocated to the Employer K-C Stock Account on behalf of the employee for whom such contribution is made.

(c) Additional Limitations. No allocations may be made to the Account of a Participant the sum of whose defined benefit plan fraction and defined contribution plan fraction, as defined in Code section 415(e), exceeds 1.0 when the dollar amounts, as defined in Section 12.2(b) hereof, are multiplied by 1.0 rather than 1.25.

The provisions of this Section 14.1 shall be interpreted in accordance with the provisions of Code section 416 and any regulations thereunder, which are hereby expressly incorporated by reference.

(d) Coordination. In the event a top heavy minimum contribution or benefit is required under this Plan or a defined benefit plan of an Employer that covers a Participant, the top heavy minimum contribution or benefit, as appropriate, shall be provided in this Plan. In the event a top heavy minimum contribution is required under this Plan or another defined contribution plan of an Employer that covers a Participant, the top heavy minimum contribution shall be provided in the other plan.

APPENDIX A

LIST OF EMPLOYERS, PARTICIPATING UNITS AND EFFECTIVE DATES OF PARTICIPATION IN THE PLAN

List of Employers and Participating Units	Effective Date
Avent, Inc. No Participating Units	--
Ballard Medical Products All Ballard Heritage Employees whose accounts are transferred from the Ballard Savings Plan to this Plan	January 31, 2000
K-C Aviation Inc. No Participating Units	--
Kimberly-Clark Corporation	
(b) Atlas Mill: All hourly employees of this unit who are represented by the Kimberly-Clark Atlas Union, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	April 1, 1981
(c) Beech Island Mill: All hour employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	February 1, 1968
(d) Berkeley Mills: All hourly employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	August 1, 1967
(e) Chester: All hourly employees of this unit who are represented by the United Paperworkers International Union, Local No. 448, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998
(f) Everett: All hourly employees of this unit who are represented by the Association of Western Pulp and Paper Workers, Local Nos. 183 and 644, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998

List of Employers and Participating Units		Effective Date
(g)	Kimtech Plant: All hourly machinist employees of this unit who are represented by Lodge No. 1855 of the International Association of Machinists and Aerospace Workers, AFL-CIO, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1988 (Kimtech Ltd. - January 1, 1984 through December 31, 1987)
(h)	Fullerton Mill: All hourly employees of this unit who are represented by the Association of Western Pulp & Paperworkers, Local No. 672, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	October 1, 1986 to December 31, 1996
(i)	LaGrange Mill: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1986
(j)	Lexington Mill: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	October 1, 1985
(k)	Marinette: All hourly employees of this unit who are represented by the United Paperworkers International Union, Local No. 86 including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998
(l)	Maumelle Facility: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	July 1, 1992
(m)	Mobile: All hourly employees of this unit who are represented by the United Paperworkers International Union, Local Nos. 423, 1421, 1575 and 1873, or the International Brotherhood of Electrical Workers, Local 2129, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998

List of Employers and Participating Units		Effective Date
(n)	Munising Mill: All hourly employees of this unit who are represented by the United Paperworkers International Union, Locals No. 87 and 96, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	October 1, 1982
(o)	Neenah Mill: All hourly employees of this unit who are represented by The United Paperworkers International Union, affiliated with the AFL-CIO, Local Union No. 482, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	April 1, 1979
(p)	Neenah Paper: All hourly employees of this unit who are represented by the United Paperworkers International Union, Local No. 1170, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees at the Whiting Mill and employees on temporary assignment from another unit, Employer or classification.	April 1, 1979
(q)	Neenah Paper - Whiting Mill: All hourly employees of this unit who are represented by the United Paperworkers International Union, AFL-CIO, Local 370, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	April 1, 1993
(r)	New Milford Mill: All hourly employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	August 1, 1967
(s)	Ogden Mill: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	July 1, 1986 to December 31, 1996
(t)	Paris Plant: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	April 1, 1984

List of Employers and Participating Units		Effective Date
(u)	Sani-Fresh: All hourly employees (other than "office hourly employees") of this unit located at San Antonio, Texas, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1997
(v)	Winslow: All hourly employees of this unit who are represented by the United Paperworkers International Union, Waterville Local Nos. 911 and 431, the International Brotherhood of Electrical Workers, Local No. 1768, the Office and Professional Employees International Union, AFL-CIO, Local 260 or the International Association of Machinists, Local 1828, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998

Kimberly-Clark International Services Corporation
No Participating Units.

Kimberly-Clark Technical Paper, Inc.

(a)	All hourly employees of this unit who are represented by the United Paperworkers International Union, Local No. 499 including those on assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998
(b)	All full-time over-the-road drivers of this unit, including those on assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1998

Kimberly-Clark Worldwide, Inc.

(a)	Fullerton Mill: All hourly employees of this unit who are represented by the Association of Western Pulp & Paperworkers, Local No. 672, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1997
(b)	Ogden Mill: All nonexempt salaried employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	January 1, 1997

List of Employers and Participating Units	Effective Date
Tecnol, Inc. All hourly employees of this unit, including those on temporary assignment in other classifications or at other units or Employers, but excluding employees on temporary assignment from another unit, Employer or classification.	March 1, 1998

Exhibit 10.2

KIMBERLY-CLARK CORPORATION HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

(As amended through March 1, 2002)

KIMBERLY-CLARK CORPORATION SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN

(As amended through March 1, 2002)

ARTICLE I

NAME, PURPOSE AND EFFECTIVE DATE OF PLAN

This Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the "Plan") has been adopted effective August 1, 1967. Its purpose is to promote the interests of the Corporation and its stockholders by encouraging Eligible Employees to arrange for personal investment programs which, depending upon the success of the Corporation, will be augmented by Company Matching Contributions. It provides each Eligible Employee with an opportunity to become a stockholder of the Corporation. To comply with the applicable requirements of the Tax Reform Act of 1986, the Plan has been restated in its entirety effective March 31, 1993, except as otherwise provided in Section 11.12 hereof. The Plan is intended to be an employee stock ownership plan, as defined in section 4975 of the Code, and is designed to invest primarily in qualifying employer securities, as defined in section 409(l) of the Code.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1 Definitions. When the following words and phrases appear in this Plan, they shall have the respective meanings set forth below unless the context clearly indicates otherwise:

(a) Accounts: The accounts under the Plan to be maintained for each Participant as provided in Section 6.2.

(b) Actual Contribution Percentage: A percentage which, for a specified group of Eligible Employees for a Plan Year shall be the average of the ratios (calculated separately for each Eligible Employee in such group) of

(i) the amount of After-Tax Contributions and Company Matching Contributions remitted to the Trustee on behalf of each Eligible Employee for such Plan Year (but only to the extent that such Contributions and Company Matching Contributions are not considered for purposes of Section 2.1(c) hereof), together with qualified nonelective contributions treated as Company Matching Contributions pursuant to Code section 401(m) and regulations thereunder, to

(ii) the Eligible Employee's Total Compensation for such Plan Year.

For the purposes of determining the ratio of a Highly Compensated Eligible Employee, the After-Tax Contributions, Company Matching Contributions, and Total Compensation of such Highly Compensated Eligible Employee shall include the After-Tax Contributions, Company Matching Contributions, and Total Compensation of family members (as defined in Code section 414(q)(6)(B)) of said Highly Compensated Eligible Employee; provided, however, that this sentence shall not apply for Plan Years beginning after December 31, 1996.

(c) Actual Deferral Percentage: A percentage which, for a specified group of Eligible Employees for a Plan Year, shall be the average of the ratios (calculated separately for each Eligible Employee in such group) of

(i) the amount of Before-Tax Contributions remitted to the Trustee on behalf of each such Eligible Employee for such Plan Year (and, to the extent determined appropriate by the Committee, such other Contributions and Company Matching Contributions as may be used to determine the actual deferral percentage under Code section 401(k) and regulations thereunder), to

(ii) the Eligible Employee's Total Compensation for such Plan Year.

For the purposes of determining the ratio of a Highly Compensated Eligible Employee, the Before-Tax Contributions and Total Compensation of such Highly Compensated Eligible Employee shall include the Before-Tax Contributions and

Total Compensation of family members (as defined in Code section 414(q)(6)(B)) of said Highly Compensated Eligible Employee; provided, however that this sentence shall not apply for Plan Years beginning after December 31, 1996.

(d) Affiliated Employer: An Employer and any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b)) which includes an Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Code section 414(c)) with an Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code section 414(m)) which includes an Employer; and any other entity required to be aggregated with an Employer pursuant to Code section 414(o).

(e) After-Tax Contributions: Contributions made by Participants on an after-tax basis, which include Basic After-Tax Contributions and Unrestricted After-Tax Contributions.

(f) All Cash Distribution: As defined in subsection 7.3(c).

(g) All Stock Distribution: As defined in subsection 7.3(a).

(h) Annuity Starting Date: The first day of the first period following the Valuation Date for which a Participant's distribution is payable as an annuity.

(i) Ballard: Ballard Medical Products, a wholly-owned subsidiary of the Corporation.

(j) Ballard Heritage Employee: An Employee of Ballard, as of December 31, 1999, who has an Hour of Service on January 1, 2000. Except for purposes of Article III, a Ballard Heritage Employee may also include a former employee of Ballard with an account in the Ballard Savings Plan as of December 31, 1999 which is transferred to this Plan as of January 31, 2000.

(k) Ballard Heritage Rollover Account: An Account consisting of Discretionary Contributions and Matching Contributions, as defined under the Ballard Savings Plan, and earnings and losses attributable thereto, transferred from the Ballard Savings Plan as of January 31, 2000 with respect to Ballard Heritage Employees, pursuant to the merger of the Ballard Savings Plan herein, and rollovers made under a prior version of this Plan, with earnings thereon.

(l) Ballard Savings Plan: the Ballard Medical Products 401(k) Retirement Savings Plan.

(m) Base Salary Rate: An amount, as determined by the Employer pursuant to Committee rule, which is that portion of an Eligible Employee's Total Compensation from an Employer which consists only of regular earnings while a Participant. Effective January 1, 1997, Base Salary Rate shall include sales commissions. Base Salary Rate shall be determined before Before-Tax Contributions pursuant to subsection 3.2(a), and any elective salary reduction contributions pursuant to Code Section 125, are deducted. With respect to any Eligible Employee on a foreign assignment, such Eligible Employee's Base Salary Rate shall disregard any adjustment which is made to such Eligible

Employee's salary as a result of such foreign assignment. Notwithstanding the foregoing, the amount of any Eligible Employee's compensation which is taken into account for purposes of determining such Eligible Employee's Base Salary Rate under the Plan shall not exceed the limit set forth in Section 11.12.

(n) Basic After-Tax Contributions:

(i) Contributions made by Participants under subsection 3.2(b) on an after-tax basis on account of which a Company Matching Contribution is made to the Plan on behalf of the Participant; or

(ii) Before-Tax Contributions in excess of the limitation under subsection 3.5(a)(i) or in excess of the limitation under subsection 3.5(b)(i) which are recharacterized under subsection 3.5(b)(iii), and any other employee contributions, as defined in Code Section 401(m) and the regulations thereunder, on account of which a Company Matching Contribution was made to this Plan on behalf of the Participant,

excluding any such employee contributions contributed prior to April 1, 1990, or made on behalf of a Participant who was employed prior to April 1, 1989.

(o) Beneficiary: The person or persons last designated on Timely Notice by a Participant, provided the named person survives the Participant. If no such person is validly designated as provided under Section 7.7(a), or if the designated person predeceases the Participant, the Beneficiary shall be the Participant's spouse, if living, and if not, the Participant's estate.

(p) Before-Tax Contributions: Contributions made by Employers on behalf of Participants under subsection 3.2(a) on or after April 1, 1993 that are considered deferred within the meaning of Code section 401(k) and regulations thereunder.

(q) Board: The Board of Directors of the Corporation.

(r) Bond Index Fund: An Investment Fund consisting of U.S. government and investment grade corporate bonds, and asset backed and mortgage backed securities with the objective to match the performance of the Lehman Brothers Aggregate Bond Index, or such other similar index as may be selected by the Named Fiduciary. The Bond Index Fund shall include funds transferred from the Government Fund under the prior version of the Plan, and Contributions allocated to the Government Fund as of October 1, 1996 under the prior version of the Plan shall be allocated to the Bond Index Fund. The Bond Index Fund shall also include funds transferred as of January 1, 1997 from, and Contributions allocated as of January 1, 1997 to, the KCTC Admiral Long-Term U.S. Treasury Portfolio Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The Bond Index Fund shall also include funds transferred as of January 1, 1998 from the KCTC Admiral Long-Term U.S. Treasury Portfolio Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Bond Index Fund shall also include funds transferred as of January 31, 2000 from the Ballard Bond and Mortgage Account pursuant to the merger of the Ballard Savings Plan herein. The Bond Index Fund shall also include funds transferred as of January

2, 2001 from the Maxim Bond Index Fund and the Maxim Loomis Sayles Corporate Bond Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(s) Business Day: Any day on which securities are traded on the New York Stock Exchange.

(t) Code: The Internal Revenue Code of 1986, as amended from time to time.

(u) Commissioner: The Commissioner of the Internal Revenue Service.

(v) Committee: The committee appointed to administer and regulate the Plan as provided in Article IX.

(w) Company Matching Contributions: Amounts contributed under the Plan by Employers as provided in Article IV.

(x) Contributions: Amounts deposited under the Plan by or on behalf of Participants including Before-Tax Contributions and After-Tax Contributions as provided in Article III.

(y) Corporation: Kimberly-Clark Corporation (a Delaware corporation).

(z) Corporation Stock: The common stock of the Corporation.

(aa) Current Market Value: The fair market value on any day as determined by the Trustee in accordance with generally accepted valuation principles applied on a consistent basis.

(bb) Day of Service: An Employee shall be credited with a Day of Service for each calendar day commencing with the date on which the Employee first performs an Hour of Service until the Employee's Severance from Service Date. If an Employee quits, is discharged, retires, or dies, and such Employee does not incur a One-Year Period of Severance, the Employee shall be credited with a Day of Service for each calendar day elapsed from the Employee's Severance from Service Date to the date on which the Employee again completes an Hour of Service.

(cc) Eligible Employee: Any person who is in the employ of an Employer during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer,

(ii) he has (a) at least one calendar month of continuous Service or (b) has completed during a computation period beginning on or after April 1, 1993, 365 consecutive Days of Service, or has completed during a computation period ending on or prior to March 31, 1993, at least 1,000 Hours of Service. A computation period for purposes of this subsection 2.1(y)(ii) shall be a period of 12 consecutive months, beginning on the Employee's date of employment by the Corporation, a Subsidiary or an Equity Company or an anniversary thereof; and

(iii) he is in a Participating Unit.

For purposes of this subsection, "on the regular payroll of an Employer" shall mean paid through the payroll department of such Employer, and shall exclude employees classified by an Employer as intermittent or temporary, persons on limited service receiving payments under the Scott Paper Company Termination Pay Plan for Salaried Employees, and persons classified by an Employer as independent contractors, regardless of how such Employees may be classified by any federal, state, or local, domestic or foreign, governmental agency or instrumentality thereof, or court.

Any leased employee (as defined in Code section 414(n)) shall not be considered an Eligible Employee under the Plan. In addition, a person who formerly was an Eligible Employee shall be treated as an Eligible Employee for all purposes hereunder during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer, and

(ii) he is on temporary assignment to provide services for a corporation, hereinafter referred to as the "Affiliate," which is a member of a controlled group of corporations, within the meaning of Code section 414(b) as modified by Code section 415(h), of which the Corporation is a member, and which is not an Employer hereunder.

For purposes of the preceding sentence, a person shall be considered on temporary assignment only if his period of service for an Affiliate is expected to be of brief duration not to exceed 2 years and if he is expected to resume services for an Employer upon the expiration of the temporary assignment with the Affiliate. A person shall also be considered on temporary assignment at other Employers or in other classifications or from another Employer or classification only if his period of service in such assignment is expected to be of brief duration not to exceed 2 years and if he is expected to resume services in his regular assignment upon the expiration of such assignment.

(dd) Employee: A person employed by an Employer.

(ee) Employee Accounts: Those Accounts which reflect that portion of a Participant's interest in the Investment Funds which are attributable to his Contributions, including the Ballard Heritage Rollover Account, the KCTC Heritage Rollover Account, and the Safeskin Transferee Rollover Account.

(ff) Employer: The Corporation and each Subsidiary which the Committee shall from time to time designate as an Employer for purposes of the Plan pursuant to Article X hereof and which shall adopt the Plan and the Trust. A list of Employers is set forth in Appendix A.

(gg) Employer Accounts: Those Accounts which reflect the portion of a Participant's interest in the Investment Funds which are attributable to Company Matching Contributions.

(hh) Entry Date: The first day of each month.

(ii) Equity Company: Any corporation, which is not the Corporation or a Subsidiary, 33-1/3% or more of the voting shares of which are owned directly or indirectly by the Corporation.

(jj) ERISA: The Employee Retirement Income Security Act of 1974, as amended from time to time.

(kk) Growth Stock Fund: An Investment Fund consisting primarily of common or preferred stocks of medium to large capitalization companies identified by the fund manager as having above average growth potential. The Growth Stock Fund will include funds transferred as of January 1, 1997 from, and Contributions allocated as of January 1, 1997 to, the KCTC U.S. Growth Portfolio Fund and the KCTC Index Trust - Small Cap Stock Portfolio accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The Growth Stock Fund shall also include funds transferred as of January 1, 1998 from the KCTC U.S. Growth Portfolio Fund and KCTC Index Trust-Small Cap Stock Portfolio Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Growth Stock Fund shall also include funds transferred as of January 31, 2000 from the Ballard *Large Company Growth Account and the Medium Company Growth Account* pursuant to the merger of the Ballard Savings Plan herein. The Growth Stock Fund shall also include funds transferred as of January 2, 2001 from the AIM Constellation Fund, the Maxim T. Rowe Price Mid-Cap Growth Fund, the Fidelity Advisor Growth Opportunities Fund, the AIM Weingarten Fund, the American Century Ultra Fund, and the Maxim Growth Index Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(ll) Highly Compensated Eligible Employee: An Eligible Employee who is described in Code section 414(q) and applicable regulations thereunder. An Employee who is described in Code section 414(q) and applicable regulations thereunder generally means an Employee who performed services for the Employer or an Affiliated Employer during the "Determination Year" and is in one or more of the following groups:

(i) Employees who at any time during the "Determination Year" or "Look-Back Year" were "Five Percent Owners" of the Employer or an Affiliated Employer. "Five Percent Owner" means any person who owns (or is considered owning within the meaning of Code Section 318) more than five percent of the outstanding stock of the Employer or stock possessing more than five percent of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code sections 414(b), (c), (m) and (o) shall be treated as separate employers; or

(ii) Employees who received "Compensation" during the "Look-Back Year" from the Employer or an Affiliated Employer in excess of $80,000, adjusted for changes in the cost of living as provided in Code section 415(d) and, if the Employer elects, were in the "Top Paid Group" of

Employees for the Plan Year. "Top Paid Group" means the top 20 percent of Employees, excluding those Employees described in Code section 414(q)(8) and applicable regulations, who performed services during the applicable Year, ranked according to the amount of "Compensation" received from the Employer during such Year.

The "Determination Year" shall be the Plan Year for which testing is being performed, and the "Look-Back Year" shall be the immediately preceding 12 month period.

An Employer may make a uniform election with respect to all plans of the Employer to apply a calendar year calculation, as permitted by regulations under Code section 414(q).

For purposes of this subsection, "Compensation" shall mean compensation as defined in subsection 12.1(a)(iv), including elective salary reduction contributions made under this Plan or another cash or deferred arrangement or pursuant to Code section 125.

(mm) Hours of Service: Each hour for which an Employee is directly or indirectly paid, or entitled to payment, by an Employer for the performance of duties and for reasons other than the performance of duties during the applicable computation period. An Hour of Service shall also include each hour for which back pay, irrespective of mitigation of damages, has been either awarded or agreed to by an Employer. Hours of Service shall be credited to the Employee for the computation period or periods in which the duties are performed or for the period to which the award or agreement pertains, whichever is applicable. Credit for Hours of Service shall be given for periods of absence spent in military service to the extent required by law. Credit for Hours of Service may also be given for such other periods of absence of whatever kind or nature as shall be determined under uniform rules of the Committee. Employment with a company which was not, at the time of such employment, an Employer shall be considered as the performance of duties for an Employer if such employment was continuous until such company was acquired by, merged with, or consolidated with an Employer and such employment continued with an Employer following such acquisition, merger or consolidation. Employment with a Subsidiary that is not an Employer or with an Equity Company shall be considered as performance of duties for an Employer.

Hours of Service shall be calculated and credited in a manner consistent with U.S. Department of Labor regulation Section 2530.200b-2(b) and (c), and shall in no event exclude any hours required to be credited under U.S. Department of Labor regulation Section 2530.200b-2(a).

For any period or periods for which adequate records are not available to accurately determine the Employee's Hours of Service, the following equivalency shall be used:

190 Hours of Service for each month for which such Employee would otherwise receive credit for at least one Hour of Service.

Solely for purposes of determining whether an Employee has incurred a one-year break-in-service, an Employee who is absent from work:

(i) by reason of the pregnancy of the Employee;

(ii) by reason of the birth of a child of the Employee;

(iii) by reason of a placement of a child with the Employee in connection with the adoption of such child by the Employee; or

(iv) for purpose of caring for such child for a period beginning immediately following such birth or placement,

shall be credited with certain Hours of Service which would otherwise have been credited to the Employee if not for such absence. The Hours of Service credited hereunder by reason of such absence shall be credited with respect to the Plan Year in which such absence begins, if such credit is necessary to prevent the Employee from incurring a one-year break-in-service in such Plan Year, and otherwise with respect to the Plan Year immediately following the Plan Year in which such absence begins. In addition, the Hours of Service credited with respect to such absence shall not exceed 501, and shall be credited only to the extent that the Employee substantiates to the satisfaction of the Committee that the Employee's absence, and the length thereof, was for the reasons described in paragraphs (1)-(4) above. Notwithstanding the foregoing, no Hours of Service shall be credited pursuant to the three immediately preceding sentences with respect to any absence which commences before April 1, 1985.

(nn) Installment Distribution. As defined in subsection 7.3(d).

(oo) International Index Fund: An Investment Fund consisting primarily of stocks of established companies based in Europe, Asia and the Far East, with the objective to match the performance of the Morgan Stanley Capital International EAFE Index or such other similar index as may be selected by the Named Fiduciary. The International Index Fund shall include funds transferred as of January 1, 1997 from, and Contributions allocated as of January 1, 1997 to, the KCTC International Growth Portfolio Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The International Index Fund shall also include funds transferred as of January 1, 1998 from the KCTC International Growth Portfolio Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The International Index Fund shall also include funds transferred as of January 2, 2001 from the Fidelity Advisors Overseas Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(pp) Investment Fund: An unsegregated fund of the Plan including the K-C Stock Fund and such other funds as the Named Fiduciary may establish. The Named Fiduciary may, from time to time, in its discretion, establish additional funds or terminate any fund. An Investment Fund may be, but shall not be limited to, a fund managed by the Trustee, by an insurance company, or by an investment company regulated under the Investment Company Act of 1940. An Investment Fund, pending investment in accordance with the fund purpose, may be invested in short-term securities of the United States of America or in other investments of a short-term nature.

(qq) K-C Stock Fund: An Investment Fund consisting of Corporation Stock, with a portion invested in money market securities to provide liquidity for Participant transactions. The K-C Stock Fund shall also include funds transferred as of January 1, 1997 from, and Contributions allocated as of January 1, 1997 to, the K-C Stock Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The K-C Stock Fund shall also include funds transferred as of January 1, 1998 from the K-C Stock Fund under the KCTC Salaried Plan accounts pursuant to the merger of the KCTC Salaried Plan herein.

(rr) KCTC: A term used to reflect certain units of the Corporation which were formerly part of Kimberly-Clark Tissue Company prior to its liquidation and dissolution as a wholly-owned subsidiary of the Corporation.

(ss) KCTC Heritage Employee: An Employee of KCTC, as of December 31, 1996, who has an Hour of Service on January 1, 1997 and who, as of January 1, 1997, is not receiving termination payments under the Scott Paper Company Termination Pay Plan for Salaried Employees, nor on a transition assignment and expected to receive termination payments under the Scott Paper Company Termination Pay Plan for Salaried Employees.

(tt) KCTC Heritage Rollover Account: An Account consisting of Retirement Contributions and Matching Employer Contributions, as defined under the KCTC Salaried Plan, and earnings and losses attributable thereto, transferred from the KCTC Salaried Plan as of January 1, 1997 with respect to KCTC Heritage Employees, and such amounts transferred from the KCTC Salaried Plan as of January 1, 1998 pursuant to the merger of the KCTC Salaried Plan herein, and rollovers made under a prior version of this Plan, with earnings thereon.

(uu) KCTC Salaried Plan: The Kimberly-Clark Tissue Company Investment Plan for Salaried Employees.

(vv) Long-Term Managed Fund: An Investment Fund consisting primarily of growth and emerging growth stocks, growth and income stocks, bonds, and international stocks with a long-term investment horizon. The Long-Term Managed Fund shall include funds transferred as of January 1, 1997 from the KCTC Asset Allocation Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The Long-Term Managed Fund shall also include funds transferred as of January 1, 1998 from the KCTC Asset Allocation Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Long-Term Managed Fund shall also include funds transferred as of January 2, 2001 from the Profile Series 1 - Aggressive Fund, the Profile Series 2 - Moderately Aggressive Fund, and the Fidelity Advisor Equity Income Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(ww) Lump Sum Distribution: A single distribution of the entire amount of a Participant's Accounts.

(xx) Medium-Term Managed Fund: An Investment Fund consisting primarily of bonds, growth and income stocks, growth and emerging growth stocks and money market securities with a medium-term investment horizon. The Medium-Term Managed Fund shall include funds transferred as of January 1, 1997 from the KCTC Balanced Index Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The Medium-Term Managed Fund shall also include funds transferred as of January 1, 1998 from the KCTC Balanced Index Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Medium-Term Managed Fund shall also include funds transferred as of January 2, 2001 from the Profile Series 3 - Moderate Fund and the Profile Series 4 - Moderately Conservative Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(yy) Minimum Return Joint & Survivor Annuity Distribution. As defined in subsection 7.3(e).

(zz) Minimum Return Single-Life Annuity. As defined in subsection 7.3(f).

(aaa) Money Market Fund: An Investment Fund consisting of short-term debt securities issued or fully guaranteed as to the payment of principal and interest by the U.S. government or any agency or instrumentality thereof. The Money Market Fund shall also include funds transferred as of January 31, 2000 from the Ballard Money Market Account and the Ballard Small Company Value Account pursuant to the merger of the Ballard Savings Plan herein. The Money Market Fund shall also include funds transferred as of January 2, 2001 from the Profile Series 5 - Conservative Fund, the Maxim INVESCO ADR Fund, the Putnam Global Growth Fund, the Maxim Index European Fund, the Maxim Index Pacific Fund, the Maxim Ariel Small-Cap Value Fund, the Maxim Loomis Sayles Small-Cap Value Fund, the Lord Abbet Developing Growth Fund, the Maxim Value Index Fund, the Maxim U.S. Government Mortgage Securities Fund, the Maxim Short Term Maturity Bond Fund, the Maxim Global Bond Fund, and the Maxim Money Market Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(bbb) Months of Service: A calendar month any part of which an Employee completes an Hour of Service. Except, however, an Employee shall be credited with a Month of Service for each month during the 12 month computation period in which he has not incurred a One-Year Period of Severance. An Employee shall be credited with a Month of Service for each calendar month of absence during the 12 month computation period following the date on which the Employee does not complete an Hour of Service for any reason other than the Employee quits, is discharged, retires or dies.

(ccc) Named Fiduciary: The Retirement Trust Committee (the members of which are designated by the Chief Executive Officer of the Corporation) shall be the Named Fiduciary of the Plan as defined in ERISA.

(ddd) One-Year Period of Severance: The applicable computation period of 12 consecutive months during which an Employee fails to accrue a Day of Service. Years of Service and One-Year Periods of Severance shall be measured on the same computation period.

An Employee shall not be deemed to have incurred a One-Year Period of Severance if he completes an Hour of Service within 12 months following his Severance from Service Date.

(eee) Partial Distribution: A distribution of a portion of a Participant's Accounts.

(fff) Participant: An Eligible Employee who has validly elected to participate under Section 3.1. He remains a Participant until all of his Accounts have been distributed pursuant to the Plan.

(ggg) Participating Unit: A specific classification of Employees of an Employer designated from time to time by the Committee pursuant to Article X hereof as participating in this Plan. The classifications so designated are shown in Appendix A.

(hhh) Period Certain and Continuous Annuity Distribution. As defined in subsection 7.3(h).

(iii) Period Certain Annuity Distribution. As defined in subsection 7.3(g).

(jjj) Plan Year: After December 31, 1993, a twelve calendar month period beginning January 1 and ending the following December 31. The period beginning on April 1, 1993, and ending December 31, 1993, shall constitute a Plan Year. For the period prior to April 1, 1993, and after March 31, 1970, each twelve calendar month periods beginning on April 1 of one year and ending March 31 of the following year.

For purposes of identification, each Plan Year is designated in terms of the calendar year in which it commences.

(kkk) Safeskin 401(k) Plan: the Safeskin Corporation 401(k) Profit Sharing Plan

(lll) Safeskin Transferee: a Participant who, immediately prior to becoming a Participant, (i) was a sales employee of Safeskin Corporation, and accepted employment with the Corporation's Professional Health Care sector effective in July 2000, or (ii) was a salaried employee of Safeskin Corporation who accepted employment with the Corporation during 2000, and whose account in the Safeskin 401(k) Plan was transferred to this Plan as of January 2, 2001.

(mmm) Safeskin Transferee Rollover Account: An Account consisting of Elective Deferrals, Rollover and Transfer Contributions and Matching Contributions, as defined under the Safeskin 401(k) Plan, and earnings and losses attributable thereto, transferred from the Safeskin 401(k) Plan as of January 2, 2001 with respect to Safeskin Transferees, pursuant to the merger of the Safeskin 401(k) Plan herein, with earnings thereon.

(nn) Service: Regular employment with the Corporation, a Subsidiary or an Equity Company. For all purposes under the Plan, Service shall include service with KCTC and Scott Paper Company prior to January 1, 1997. Service for Eligible Employees at Kimberly-Clark Technical Paper, Inc. shall include service with CPM, Inc. prior to May 16, 1995. Service for Eligible Employees at Durafab, Inc.

("Durafab") shall include service with Durafab from the later of date of hire at Durafab or September 29, 1989. Service for Eligible Employees at Tecnol Medical Products, Inc. ("Tecnol") shall include service with Tecnol prior to December 18, 1997. Service for Eligible Employees at Kimberly-Clark Printing Technology, Inc., formerly Formulabs, Inc. ("Formulabs") shall include service with Formulabs prior to March 31, 1998. Service for Eligible Employees at Ballard shall include service with Ballard prior to September 23, 1999. Service for eligible Safeskin Transferees shall include services with Safeskin Corporation prior to January 1, 2001.

(ooo) Severance from Service Date: The earlier of:

(i) the date an Employee quits, is discharged, retires or dies, or

(ii) the first anniversary of the date an Employee is absent from Service for any reason other than a quit, discharge, retirement, or death (e.g., disability, leave of absence, or layoff, etc.)

(ppp) Small Cap Index Fund: An Investment Fund consisting of common and preferred stocks of corporations and other issues convertible into such common and preferred stocks, with the objective to match the performance of the Russell 2000 Index, or such similar index as may be selected by the Named Fiduciary. The Small Cap Index Fund shall include funds transferred from the SMI Stock Fund no later than September 29, 2000 under the prior version of the Plan. The Small Cap Index Fund shall also include funds transferred as of January 2, 2001 from theOrchard Index 600 Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(qqq) SMI: Schweitzer-Mauduit International, Inc., a Delaware corporation.

(rrr) Stable Income Fund: An Investment Fund consisting primarily of investment contracts issued by insurance companies or banks and in money market securities. The Stable Income Fund shall include funds transferred as of October 1, 1996 from the Fixed Income Fund under the prior version of the Plan, and Contributions allocated to the Fixed Income Fund under the prior version of the Plan shall be allocated to the Stable Income Fund. The Stable Income Fund shall also include funds transferred as of January 1, 1998 from the KCTC Stable Income Fund under the prior version of the Plan, from the Salaried Fixed Income Fund under the KCTC Salaried Plan and from the Hourly Fixed Income Fund under the Kimberly-Clark Tissue Company Investment Plan for Hourly Employees. The Stable Income Fund shall also include funds transferred as of January 31, 2000 from the Ballard Guaranteed Interest Account pursuant to the merger of the Ballard Savings Plan herein. The Stable Income Fund shall also include funds transferred as of January 2, 2001 from the 36 Month GCF Fund, the 60 Month GCF Fund and the 84 Month GCF Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(sss) Stock and Cash Distribution: As defined in subsection 7.3(b).

(ttt) Stock Index Fund. An Investment Fund consisting of common and preferred stocks of established corporations and other issues convertible into such common and preferred stocks, with the objective to match the performance of the Standard & Poors (S&P) 500 Stock Index, or such other similar index as may be selected by the Named Fiduciary. The Stock Index Fund shall include funds transferred as of October 1, 1996 from the Diversified Fund under the prior version of the Plan and Contributions allocated to the Diversified Fund under the prior version of the Plan shall be allocated to the Stock Index Fund. The Stock Index Fund shall include funds transferred as of January 1, 1997 from, and Contributions allocated as of January 1, 1997 to, the KCTC Index Trust-Total Stock Market Portfolio and KCTC Windsor Fund accounts of KCTC Heritage Employees under the KCTC Salaried Plan. The Stock Index Fund shall also include funds transferred as of January 1, 1998 from the KCTC Index Trust-Total Stock Market Portfolio Fund and KCTC Windsor Fund accounts pursuant to the merger of the KCTC Salaried Plan herein. The Stock Index Fund shall also include funds transferred as of January 31, 2000 from the Ballard Stock Index 500 Account and the Ballard U.S. Stock Account pursuant to the merger of the Ballard Savings Plan herein. The Stock Index Fund shall also include funds transferred as of January 2, 2001 from the Putnam Fund for Growth & Income, the AIM Charter Fund, the Maxim Founders Growth & Income, and the Orchard Index 500 Fund pursuant to the merger of the Safeskin 401(k) Plan herein.

(uuu) Subsidiary: Any corporation, 50% or more of the voting shares of which are owned directly or indirectly by the Corporation, which is incorporated under the laws of one of the States of the United States.

(vvv) Terminated Participant: A Participant who has terminated his employment with an Employer prior to January 1, 1998 (i) with the aggregate value of the Participant's Accounts exceeding $3,500, or (ii) a Participant who has terminated employment with his Employer on or after January 1, 1998 with the aggregate value of the Participant's Accounts exceeding $5,000, and who has not elected to receive a distribution under the Plan. A Terminated Participant shall also include a former employee of KCTC whose account balance under the KCTC Salaried Plan is transferred to the Plan as of January 1, 1998.

(www) Timely Notice: A notice in writing on forms, or by electronic medium, or through a voice response system, prescribed by the Committee and filed at such places and at such times as shall be established by Committee rules.

(xxx) Total Compensation: An Eligible Employee's total compensation as that term is defined in Code section 414(s). Total Compensation of any Eligible Employee shall not exceed the limit set forth in Section 11.12.

(yyy) Trust: The Kimberly-Clark Corporation Defined Contribution Plans Trust pursuant to the trust agreement provided for in Article V.

(zzz) Trustee: The trustee under the Trust.

(aaaa) Unrestricted After-Tax Contributions:

(i) Contributions made by Participants under subsection 3.2(b) on an after-tax basis on account of which no Company Matching Contribution is made to the Plan on behalf of the Participant; or

(ii) Employee contributions, as defined in Code Section 401(m) and the regulations thereunder, contributed prior to April 1, 1990 on account of which a Company Matching Contribution was made under this Plan on behalf of a Participant who was employed prior to April 1, 1989; or

(iii) Before-Tax Contributions in excess of the limitation under subsection 3.5(a)(i) or in excess of the limitation under 3.5(b)(i) and which are recharacterized under subsection 3.5(b)(ii) and any other Employee contribution as defined under Code Section 401(m) and the regulations thereunder, on account of which no Company Matching Contribution was made to this Plan on behalf of the Participant.

(bbbb) Valuation Date: Each Business Day for which the Current Market Value of a Participant's Accounts is determined for purposes of this Plan.

(cccc) Year of Service: An Employee shall accrue a Year of Service for each 365 Days of Service. If the total of an Employee's Service exceeds his whole Years of Service, then such Employee shall be credited with an additional fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service represented by such excess and the denominator of which shall be 365. If the total of an Employee's Service is less than one Year of Service, then such Employee shall be credited with a fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service and the denominator of which shall be 365.

2.2 Construction. Where appearing in the Plan, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise. The words "hereof," "herein," "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan and not to any particular Section or subsection.

ARTICLE III

PARTICIPATION, CONTRIBUTIONS, AND ALLOCATIONS

3.1 Election to Participate. An Eligible Employee's election to participate in the Plan shall, if given on Timely Notice,

(a) be effective as of the first Entry Date following his election, or as soon as administratively possible thereafter, and

(b) remain in effect as a valid election to participate for each successive Plan Year.

An election to participate by an Eligible Employee who, immediately prior to becoming an Eligible Employee, was a participant under the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan shall be effective as soon as administratively possible upon exercising his election, and his accounts thereunder shall be transferred to this Plan in a manner determined by the Committee.

Notwithstanding the foregoing, a KCTC Heritage Employee who was a participant in the KCTC Salaried Plan as of January 1, 1997 shall become a Participant in the Plan on January 1, 1997, and such KCTC Heritage Employee's elections in effect under the KCTC Salaried Plan as of December 31, 1996 shall remain in effect as provided under this Plan; provided that a KCTC Heritage Employee who is not actively employed on January 1, 1997 shall become a Participant in the Plan upon his return to active employment, and his elections in effect under the KCTC Salaried Plan shall remain in effect as provided under this Plan, and his accounts under the KCTC Salaried Plan shall be transferred to this Plan in a manner determined by the Committee.

Notwithstanding the foregoing, a Ballard Heritage Employee who was a participant in the Ballard Savings Plan as of December 31, 1999 shall be eligible to become a Participant in the Plan as of January 1, 2000, provided such Ballard Heritage Employee makes an election to participate in this Plan in accordance with the terms of this Plan. A Ballard Heritage Employee who does not make an election to participate in this Plan on January 1, 2000 shall become a Participant in this Plan coincident with the transfer of his or her account from the Ballard Savings Plan to this Plan on January 31, 2000.

Notwithstanding the foregoing, a Safeskin Transferee shall be eligible to become a Participant in the Plan as of his or her transfer date. The employee contribution amount elected by the Safeskin Transferee under the Safeskin Corporation 401(k) Profit Sharing Plan (the "Safeskin Plan") immediately prior to his becoming a Participant shall remain in effect for purposes of Section 3.2 of the Plan until otherwise changed by the Participant.

3.2 Amount of Contributions by and on behalf of Participants.

(a) Before-Tax Contributions. During each Plan Year, Before-Tax Contributions shall be made on behalf of a Participant by his Employer for deposit to his Account as follows:

(i) Subject to the provisions of Section 3.5, a Participant may elect on Timely Notice to make Before-Tax Contributions to his Account in any whole percentage equal to an amount which is not less than 1% of his Base Salary Rate and not more than 15% of his Base Salary Rate.

(ii) Before-Tax Contributions shall be deducted from a Participant's Total Compensation. An election under this subsection shall remain in effect for so long as a Participant is eligible to make Before-Tax Contributions or, if earlier, until changed by a Participant. A Participant may change his election on Timely Notice effective as of the Participant's first payroll check on or after first day of the following month, or as soon as administratively possible thereafter.

(b) After-Tax Contributions.

(i) A Participant may elect on Timely Notice to make After-Tax Contributions to his Account in any whole percentage equal to an amount which is not less than 1% of his Base Salary Rate and not more than 15% of his Base Salary Rate.

(ii) An election to make After-Tax Contributions by regular payroll deduction shall remain in effect for so long as a Participant is eligible to make After-Tax Contributions or, if earlier, until changed by a Participant. A Participant may change such election on Timely Notice effective as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter.

(iii) After-Tax Contributions equal to the difference between 5% of a Participant's Base Salary Rate and the Participant's Before-Tax Contributions, but not less than zero (0), shall be classified as Basic After-Tax Contributions and shall be taken into account in determining the Company Matching Contributions made on behalf of the Participant.

(iv) After-Tax Contributions which are not Basic After-Tax Contributions shall be classified as Unrestricted After-Tax Contributions and shall not be taken into account in determining the amount of Company Matching Contributions made on behalf of Participants.

3.3 General Limitation.

(a) Notwithstanding any other provision of this Article III, no Contribution shall be made to the Plan which would cause the Plan to fail to meet the requirements for exemption from tax or to violate any provisions of the Code.

(b) Notwithstanding any other provision of this Article III, the Contributions made by and on behalf of a Participant shall not exceed 20% of his Base Salary Rate; provided, however, that effective January 1, 1997, the Contributions made by and on behalf of a Participant shall not exceed 15% of his Base Salary Rate.

3.4 Investment of Contributions by and on behalf of Participants.

(a) Before-Tax Contributions and After-Tax Contributions. On Timely Notice, a Participant shall elect to allocate in whole multiples of 1% all of the Before-Tax Contributions and After-Tax Contributions to be made on his behalf during a Plan Year to one or more of

(i) the Money Market Fund
(ii) the Stable Income Fund
(iii) the Bond Index Fund
(iv) the Medium-Term Managed Fund
(v) the Long-Term Managed Fund
(vi) the Stock Index Fund
(vii) the Growth Stock Fund
(viii) the International Index Fund
(ix) the Small Cap Index Fund, or
(x) the K-C Stock Fund

An election under this subsection shall remain in effect until changed by a Participant. A Participant may change his election and such election shall be effective as of the date of the Participant's next Contribution following Timely Notice of the change, or as soon as administratively possible thereafter.

3.5 Limitations on Before-Tax Contributions.

(a) Overall Limitation.

(i) Notwithstanding any provision of the Plan to the contrary, Before-Tax Contributions made on behalf of a Participant by his Employer for deposit to his Account shall not exceed $7,000 (or such greater amount as permitted under applicable regulations to reflect cost-of-living increases) in any taxable year of the Participant.

(ii) If a Participant so elects, Before-Tax Contributions made in excess of the amount permitted in (a)(i) of this Section (or, if less, their Current Market Value on the date of the deposit thereof pursuant to this subsection) shall be deposited to the Participant's Account as a Basic After-Tax Contribution or Unrestricted After-Tax Contribution, as applicable, by such Participant.

(iii) If a Participant does not elect to deposit his Before-Tax Contributions in excess of the amount permitted in Section 3.5(a)(i), the percentage of his Before-Tax Contributions shall be reduced in order to meet the limitations of Section 3.5(a)(i).

(iv) Basic After-Tax Contributions or Unrestricted After-Tax Contributions, as applicable, deposited to a Participant's Account pursuant to (ii) above will be allocated to the Plan funds in the same manner as Before-Tax Contributions made on behalf of the Participant.

(b) Limitations on Actual Deferral Percentage.

(i) In any Plan Year in which the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees would be more than the greater of

(A) the Actual Deferral Percentage of all other Eligible Employees multiplied by 1.25, or

(B) the lesser of (1) 2 percent plus the Actual Deferral Percentage of all other Eligible Employees or (2) the Actual Deferral Percentage of all other Eligible Employees multiplied by 2.0,

the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order by rate of deferral elected until the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B); provided, however, that for Plan Years beginning after December 31, 1996, the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order beginning with the Highly Compensated Eligible Employee with the highest deferral rate until the Actual Deferral Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B).

For purposes of this subsection, a person shall not be considered to be an Eligible Employee until such time as he or she could first have in effect a valid election to participate in the Plan.

(ii) In order to prevent the multiple use of the alternative limitations described in subsections 3.5(b)(i)(B) and 4.4(a)(i)(B), the following provisions shall apply. If the Actual Deferral Percentage test in subsection 3.5(b)(i) is satisfied using subsection 3.5(b)(i)(B), the Actual Contribution Percentage test in subsection 4.4(a)(i) is satisfied using subsection 4.4(a)(i)(B), and the combined Actual Deferral Percentage and Actual Contribution Percentage exceeds the greater of:

(A) the sum of: (I) the greater of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 1.25, and (II) 2 percent plus the lesser of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees (but not more than the lesser of the Actual Deferral Percentage or Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 2.0), or

(B) the sum of: (I) the lesser of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than

Highly Compensated Eligible Employees multiplied by 1.25, and (II) 2 percent plus the greater of the Actual Deferral Percentage or the Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees (but not more than the greater of the Actual Deferral Percentage or Actual Contribution Percentage for Eligible Employees other than Highly Compensated Eligible Employees multiplied by 2.0),

then the deferral rate under subsection 3.2(a) of those Highly Compensated Eligible Employees shall be reduced in accordance with subsection 3.5(b)(i) or the contribution rate of those Highly Compensated Eligible Employees shall be reduced in accordance with subsection 4.4(a)(i), or both as determined by the Committee, so that there is no multiple use of the alternative limitation, as described in regulations under Code section 401(m).

In lieu of the reduction described in this subsection 3.5(b)(ii) and in 3.5(b)(i) above, the Employer may make qualified nonelective contributions (pursuant to the regulations under Code sections 401(k) and 401(m)) to be allocated only to the Accounts of Participants who are not Highly Compensated Eligible Employees.

Qualified nonelective contributions treated as elective contributions, whether taken into account to satisfy the limit set forth in this subsection 3.5(b)(ii) or in 3.5(b)(i) above, shall be fully vested when made and shall not be distributed before one of the events described in subsection 4.4(a)(iii).

Any excess contribution resulting from the required reduction described above shall be corrected in accordance with subsection 3.5(b)(iii). Any such excess aggregate contribution resulting from required reduction shall be corrected in accordance with subsection 4.4(a)(iii).

(iii) Before-Tax Contributions actually made in excess of the amount permitted under subsections 3.5(b)(i) and 3.5(b)(ii) shall be recharacterized as Basic After-Tax Contributions or Unrestricted After-Tax Contributions, as applicable, by the close of the Plan Year following the Plan Year for which such Before-Tax Contributions were made. If such excess Before-Tax Contributions are not recharacterized as Basic After-Tax Contributions or Unrestricted After-Tax Contributions within 2½ months after the close of the Plan Year for which they were made, a 10 percent excise tax on the amount of such excess Before-Tax Contributions may apply. Recharacterized excess Before-Tax Contributions shall be fully vested when made and shall not be distributed before one of the events described in subsection 4.4(a)(iii). Such Contributions (or, if less, their Current Market Value on the date of the deposit thereof pursuant to this subsection) shall be deposited to the Participant's Account as a Basic After-Tax Contribution or Unrestricted After-Tax Contribution, as applicable.

(iv) Before-Tax Contributions will be taken into account for purposes of determining the Actual Deferral Percentage for a Plan Year only if they relate to Total Compensation that would have been received by the Participant during the Plan Year (but for the election to make Before-Tax Contributions hereunder), or Total Compensation that is attributable to services performed by the Participant during the Plan Year and would have been received by the Participant within 2½ months after the close of the Plan Year (but for the election to make Before-Tax Contributions hereunder).

(c) Additional Limitation. Notwithstanding any provision of the Plan to the contrary, the Committee may limit or adjust the amount of Before-Tax Contributions in a manner that prevents contributions in excess of the limit set forth in subsection 3.5(b) above.

3.6 Suspension of All Contributions. On Timely Notice and notwithstanding the provisions of Section 3.2, a Participant may elect to suspend all of his Contributions, effective as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter. On Timely Notice a Participant may elect to resume Contributions as of the Participant's first payroll check on or after the first day of the following month, or as soon as administratively possible thereafter.

A Participant's Contributions shall be suspended commencing with and continuing throughout any period during which he fails to qualify as an Eligible Employee. On Timely Notice upon requalifying as an Eligible Employee a Participant may elect to make Contributions to his Accounts and such election shall be effective as soon as administratively possible.

3.7 Payment of Contributions to Trustee. The Employers shall contribute or remit to the Trustee no later than 15 days after the end of each month the amounts deducted or withheld from the Participants' compensation as Contributions under the Plan.

3.8 Reallocation of Participant's Accounts.

(a) A Participant may, as of any Business Day, elect to (i) reallocate all or any whole percentage portion, or (ii) effect a fund transfer of all or any whole percentage portion or dollar amount, of any of his Employee Accounts or Employer Accounts among the Investment Funds listed in Section 3.4; provided, however, that effective January 1, 1998, amounts in a Participant's Employee Accounts or Employer Accounts in the Stable Income Fund (A) may only be reallocated or transferred to one or more of the Investment Funds listed in subsections 3.4(a)(iii) through 3.4(a)(ix); and (B) once reallocated or transferred, cannot be transferred to the Money Market Fund for a period of not less than 90 days.

(b) Notwithstanding the provisions of subsection (a) above, a Participant may, from September 1995 through December 1995, on Timely Notice elect to reallocate, effective as of the first Valuation Date following his election, all or any whole percentage portion of any of his Employee Accounts or Employer Accounts or both.

3.9 Redeposits and Restored Amounts.

(a) Notwithstanding any provision in this Plan to the contrary, on Timely Notice, an Employee who has forfeited all or a portion of his Employer Accounts may redeposit such distribution or withdrawal before the earlier of (i) the date on which the Employee has been reemployed for five years or (ii) the date on which the Employee incurs five consecutive One-Year Periods of Severance following the year of the distribution or withdrawal. Upon such redeposit, the amount of the forfeiture associated with the redeposit shall be restored to the Employee's Account in the K-C Stock Fund from which it was forfeited. Redeposits shall be allocated to the Plan funds in the same manner as Before-Tax Contributions made on behalf of the Participant. The amount redeposited shall be equal to the total amount distributed or withdrawn which caused the forfeiture.

(b) No redeposit of such a withdrawal or distribution shall be permitted if, coincident with or subsequent to the forfeiture associated with that withdrawal or distribution, an Employee incurs 5 consecutive One-Year Periods of Severance. For Plan Years prior to April 1, 1989, and for purposes of this Section 3.9 only, an Employee incurs a One-Year Period of Severance if he is not an Employee on the last day of a Plan Year.

(c) A Participant who is entitled to no portion of his Employer Account upon termination of employment shall be deemed to have received a distribution of zero dollars ($0) from such account.

(d) Any forfeiture from the Before-Tax Contributions or Basic After-Tax Contribution Section of his Employer Accounts shall be restored in accordance with the provisions of this Section 3.9 if the Terminated Participant returns to his employment with an Employer prior to incurring five consecutive One-Year Periods of Severance and, effective with forfeitures on or after October 1, 1996, the Terminated Participant has either (i) not received a distribution or withdrawal from the Before-Tax Contributions or Basic After-Tax Contribution Section of his Employee Accounts, or (ii) has redeposited such distribution or withdrawal as provided in subsection (a) above.

3.10 Source of and Interest in Before-Tax Contributions. Anything in this Plan to the contrary notwithstanding, Before-Tax Contributions shall be made by the Employers out of current or accumulated earnings and profits, and the Employers shall have no beneficial interest of any nature whatsoever in any such Contributions after the same have been received by the Trustee.

3.11 Contributions During Qualified Military Leave. Notwithstanding any provision of this Plan to the contrary, Contributions and Company Matching Contributions may be made for periods of qualified military service in accordance with Section 414(u) of the Code.

ARTICLE IV

EMPLOYER CONTRIBUTIONS

4.1 Contribution Percentage. Subject to Section 4.3, Company Matching Contributions for each Plan Year shall be 75% of a Participant's Before-Tax Contributions or Basic After-Tax Contributions on the first 2% of such Participant's Base Salary Rate per pay period, and 50% of a Participant's Before-Tax Contributions or Basic After-Tax Contributions on the next 3% of such Participant's Base Salary Rate per pay period.

No Company Matching Contributions shall be made with respect to a Participant's Unrestricted After-Tax Contributions.

4.2 Allocation and Payment of Company Matching Contributions. Company Matching Contributions shall be

(a) made out of current or accumulated earnings and profits,

(b) allocated exclusively to the K-C Stock Fund,

(c) made to the Trustee as soon as practicable after the end of the month in which the related Contributions are deducted or withheld for payment to the Trustee, and

(d) made in cash, or at the sole option of the Employer, in shares of Corporation Stock held in the treasury, or both (but not in authorized but unissued shares) in which event the amount of any Company Matching Contribution made in Corporation Stock shall be the Current Market Value thereof on the date of delivery to the Trustee which, for the purposes of the Plan, shall be considered as the Trustee's cost of such shares except where Treasury Regulations sections 1.402(a)-1(b)(2)(ii) and 54.4975-11(d)(1) require shares of Corporation Stock acquired while the Plan is an employee stock ownership plan to have a different cost in order to satisfy their requirements.

Any forfeiture under the Plan may be applied to reduce Company Matching Contributions, or if determined by the Committee in its discretion, to offset administrative expenses of the Plan. A forfeiture shall be valued at Current Market Value as of the Valuation Date on which the forfeiture occurred.

4.3 Temporary Suspension of Company Matching Contributions. The Board may order the suspension of all Company Matching Contributions if, in its opinion, the Corporation's consolidated net income after taxes for the last fiscal year is substantially below the Corporation's consolidated net income after taxes for the immediately preceding fiscal year. Any such determination by the Board shall be communicated to all Eligible

Employees and to all Participants reasonably in advance of the first date for which such temporary suspension is ordered.

Except when caused, as determined by the Board, by a change in the capital structure of the Corporation which has the effect that the regular cash dividend rate is not in fairness comparable between successive quarters, any reduction of the regular cash dividend rate payable on Corporation Stock for any quarter as compared with the immediately preceding quarter shall automatically result in the suspension of all Company Matching Contributions for the first Plan Year commencing after the quarter in which such reduction occurs.

4.4 Limitations on Company Matching Contributions, Unrestricted After-Tax Contributions and Basic After-Tax Contributions.

(a) Limitations on Actual Contribution Percentage.

(i) In any Plan Year in which the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees would be more than the greater of

(A) the Actual Contribution Percentage of all other Eligible Employees multiplied by 1.25, or

(B) the lesser of (I) 2 percent plus the Actual Contribution Percentage of all other Eligible Employees or (II) the Actual Contribution Percentage of all other Eligible Employees multiplied by 2.0,

the contribution rate under subsection 3.2(b) and Section 4.1 of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order until the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B); provided, however that for Plan Years beginning after December 31, 1996 the contribution rate under Section 3.2 and 4.1 of those Highly Compensated Eligible Employees shall be reduced (in whole or less than whole percentages) in descending order beginning with the Highly Compensated Eligible Employee with the highest contribution rate until the Actual Contribution Percentage for the group of Highly Compensated Eligible Employees is not more than the greater of (A) or (B).

For purposes of this subsection, a person shall not be considered to be an Eligible Employee until such time as he or she could first have in effect a valid election to participate in the Plan.

(ii) In order to prevent the multiple use of the alternative limitations described in subsections 3.5(b)(i)(B) and 4.4(a)(i)(B), the provisions of subsection 3.5(b)(ii) shall apply.

(iii) After-Tax Contributions and Company Matching Contributions for the Plan Year (if any) in excess of the amount permitted under subsection 4.4(a)(i) and 4.4(a)(ii), together with the income or loss allocable thereto, shall be distributed to the Participant after the close of the Plan Year and within 12 months after the close of that Plan Year (and, if practicable, no later than 2½ months after the close of the Plan Year in order to avoid any excise tax imposed on the Employer for excess aggregate contributions); provided, however, that an Employer may make qualified nonelective contributions (as provided under Code section 401(m) and the regulations thereunder) to be allocated only to the Accounts of Participants who are not Highly Compensated Eligible Employees that, in combination with After-Tax Contributions and Company Matching Contributions, satisfy the limit set forth in 4.4(a)(i) and 4.4(a)(ii) above. Such qualified nonelective contributions (as provided under Code section 401(m) and the regulations thereunder), whether taken into account to satisfy the limit set forth in 4.4(a)(i) and 4.4(a)(ii) above, shall be fully vested when made, shall be allocated as of a date within the Plan Year, and shall not be distributed before one of the following events:

(A) the Eligible Employee's retirement, death, disability, or separation from service, as provided under Code section 401(k) and applicable regulations;

(B) the Eligible Employee's attainment of age 59½ or the Eligible Employee's hardship, as provided under Code section 401(k) and applicable regulations;

(C) the termination of the Plan without the establishment or maintenance of a successor plan, as provided under Code section 401(k) and applicable regulations;

(D) the date of the sale or other disposition by an Employer of substantially all the assets used in a trade or business to an unrelated corporation, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations; or

(E) the date of the sale or other disposition by an Employer of its interest in a subsidiary to an unrelated entity or individual, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations.

The income or loss allocable to an excess aggregate contribution under subsection 4.4(a)(i) shall be determined in the manner set forth in subsection 4.4(a)(iii).

(iv) The income or loss allocable to an excess aggregate contribution shall be determined by multiplying the income or loss allocable to a Participant's After-Tax Contributions and Company Matching Contributions for the Plan Year by a fraction, the numerator of which is the After-Tax Contributions and Company Matching Contributions made in excess of the amount permitted in (a)(i) of this Section and the denominator of which is the balance of the After-Tax Contributions and Company Matching Contributions Sections of the Participant's Account on the last day of the Plan Year, together with any After-Tax Contributions and Company Matching Contributions for the gap period described below, but reduced by the income allocable to such Sections for the Plan Year and increased by the loss allocable to such Sections for the Plan Year. The income or loss allocable to an excess aggregate contribution shall include the income or loss allocable for the period between the end of the Plan Year and the date of distribution (the "gap period"). The income or loss allocable to an excess aggregate contribution for the gap period shall equal 10% of the income or loss allocable to such contribution as determined above, multiplied by the number of months that have elapsed since the end of the Plan Year. For this purpose, a distribution on or before the 15th of the month shall be treated as made on the last day of the preceding month, and a distribution made after the 15th of the month shall be treated as made on the first day of the next month.

(b) Additional Limitation. Notwithstanding any provision of the Plan to the contrary, the Committee may limit or adjust the amount of After-Tax Contributions and Company Matching Contributions in a manner that prevents contributions in excess of the limit set forth in subsection 4.4(a)(i) above.

ARTICLE V

TRUSTEE AND TRUST AGREEMENT

5.1 The Corporation shall enter into a trust agreement with a person or corporation selected by the Chief Executive Officer of the Corporation to act as Trustee of Contributions and Company Matching Contributions. The Trustee shall receive all Contributions and all Company Matching Contributions and shall hold, manage, administer, and invest the same, reinvest any income, and, in accordance with instructions and directions of the Committee subject to the Plan, make distributions.

The trust agreement shall be in such form and contain such provisions as the Chief Executive Officer of the Corporation may deem necessary and appropriate to effectuate the purposes of the Plan and to qualify the Plan and the Trust under the Code. Upon the written request of an Eligible Employee, a copy of the trust agreement shall be made available for his inspection.

The Chief Executive Officer of the Corporation may, from time to time, remove the Trustee or any successor Trustee at any time and any such Trustee or any successor Trustee may resign. The Chief Executive Officer of the Corporation shall, upon removal or resignation of a Trustee, appoint a successor Trustee.

The Trustee's accounts, books, and records relating to the Trust may be audited annually by auditors selected by the Chief Executive Officer of the Corporation.

The Trustee's fee shall be paid by the Trustee out of the funds of the Trust, unless paid by the Corporation in its discretion. Brokerage fees, asset management fees, investment management fees and other direct costs of investment, taxes (including interest and penalties), and administrative expenses of the Plan shall be paid by the Trustee out of the funds of the Trust to which such costs are attributable, unless paid by the Corporation in its discretion.

ARTICLE VI

INVESTMENT, PARTICIPANT'S ACCOUNTS, AND VOTING OF STOCK

6.1 Investment of Contributions.

(a) A Participant's Contributions during each Plan Year shall be invested in the Investment Funds in accordance with the Participant's allocations under Section 3.4; provided, however that a Participant's allocations (i) under the prior version of the Plan (ii) under the KCTC Salaried Plan or (iii) under the Safeskin 401(k) Plan shall be carried forward as set forth in this Plan. A Participant's interest arising from his reallocation for prior Plan Years shall be invested in the Investment Funds in accordance with the Participant's directions under Section 3.8. Company Matching Contributions during each Plan Year shall be invested in the K-C Stock Fund. All such investments and gains or losses related thereto shall be allocated to each Participant's Accounts pursuant to the provisions of Section 6.2.

Notwithstanding the foregoing, the Trustee shall invest Contributions by a Safeskin Transferee who became a Participant in the Plan during July 2000 in the Money Market Fund, unless or until such time as the Participant elects the manner in which his or her Contributions are to be invested.

(b) The Committee shall designate Participant's Contributions and Company Matching Contributions for payment to the Trustee for investment, and Employee Accounts and Employer Accounts for reallocation in accordance with subsection 6.1(a), and shall advise the Trustee of such designation.

6.2 Participant's Accounts.

(a) Establishment of Accounts. Each Participant shall have established and maintained for him separate Accounts which, depending upon the allocation and reallocation options he has selected, shall consist of Employee Accounts and Employer Accounts in one or more of the Money Market Fund, the Stable Income Fund, the Bond Index Fund, the Medium-Term Managed Fund, the Long-Term Managed Fund, the Stock Index Fund, the Growth Stock Fund, the International Index Fund, the K-C Stock Fund and the Small Cap Index Fund. Each such Employee Account shall be subdivided into a Basic After-Tax Contributions Section, a Before-Tax Contributions Section, and an Unrestricted After-Tax Contribution Section. Each such Employer Account shall be subdivided into subsections corresponding to the Sections of Employee Accounts, other than the Unrestricted After-Tax Contribution Section.

As soon as practicable following the end of each calendar quarter, the Committee will cause an annual statement to be prepared for each Participant which will reflect the status of the Participant's Accounts in such form as shall be prescribed by the Committee.

(b) Crediting of Accounts. As of the close of business on each Valuation Date the designated Accounts of each Participant shall be appropriately credited with the amounts of his Contributions and Contributions made on his behalf on that Valuation Date, or the reallocation or transfer of his other Accounts, if any, effective on that Valuation Date and his Employer Account in the K-C Stock Fund shall be credited with the amount of any Company Matching Contributions made with respect to him on that Valuation Date.

(c) Valuation of Accounts. Each Participant's Accounts shall be valued and adjusted each Business Day to preserve for each Participant his proportionate interest in the related funds and reflect the effect of income, collected and accrued, realized and unrealized profits and losses, expenses, valuation adjustments, and all other transactions with respect to the related fund as follows:

(i) The Current Market Value of the assets held in each of the funds shall be determined by the Trustee, and

(ii) The separate balances provided for in subsection 6.2(b) of each Participant's Account under each of the related funds shall be adjusted by multiplying by the ratio that the Current Market Value of such fund as determined under subsection 6.2(c)(i) bears to the aggregate of the Account balances under such fund.

6.3 Stock Rights, Stock Splits and Stock Dividends. A Participant shall have no right of request, direction or demand upon the Committee or the Trustee to exercise in his behalf rights to purchase shares of Corporation Stock or other securities of the Corporation. The Trustee, at the direction of the Committee, shall exercise or sell any rights to purchase shares of Corporation Stock appertaining to shares of such stock held by the Trustee and shall sell at the direction of the Committee any rights to purchase other securities of the Corporation appertaining to shares of Corporation Stock held by the Trustee. The Accounts of Participants shall be appropriately credited. Shares of Corporation Stock received by the Trustee by reason of a stock split or a stock dividend shall be appropriately allocated to the Accounts of the Participants.

6.4 Voting of Corporation Stock. A Participant (or in the event of his death, his Beneficiary) may direct the voting at each annual meeting and at each special meeting of the stockholders of the Corporation of that number of whole shares of Corporation Stock held by the Trustee and attributable to the balances in his K-C Stock Fund Account as of the Valuation Date coincident with the record date for such meeting. Each such Participant (or Beneficiary) will be provided with copies of pertinent proxy solicitation material together with a request for his instructions as to how such shares are to be voted. The Committee shall direct the Trustee to vote such shares in accordance with such instructions and shall also direct the Trustee how to vote any shares of Corporation Stock at any meeting for which it has not received, or is not subject to receiving, such voting instructions. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in the K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

6.5 Tender Offers. A Participant (or in the event of his death, his Beneficiary) may direct the Trustee in writing how to respond to a tender or exchange offer for any or all whole shares of Corporation Stock held by the Trustee and attributable to the balances in his K-C Stock Fund Account as of the Valuation Date coincident with such offer. The Committee shall notify each Participant (or Beneficiary) and exert its best efforts to timely distribute or cause to be distributed to him such information as will be distributed to stockholders of the Corporation in connection with any such tender or exchange offer. Upon receipt of such instructions, the Trustee shall tender such shares of Corporation Stock as and to the extent so instructed. If the Trustee shall not receive instructions from a Participant (or Beneficiary) regarding any such tender or exchange offer for such shares of Corporation Stock (or shall receive instructions not to tender or exchange such shares), the Trustee shall have no discretion in such matter and shall take no action with respect thereto. With respect to shares of Corporation Stock in the K-C Stock Fund for which the Trustee is not subject to receiving such instructions, however, the Trustee shall tender such shares in the same ratio as the number of shares for which it receives instructions to tender bears to the total number of shares for which it is subject to receiving instructions, and shall have no discretion in such matter and shall take no action with respect thereto other than as specifically provided in this sentence. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in the K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

ARTICLE VII

DISTRIBUTION OF ACCOUNTS

7.1 Accounts to be Distributed.

(a) Termination On or After Attainment of Age 55. If a Participant's employment with an Employer is terminated on or after his attainment of age 55, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. Notwithstanding the foregoing, if a Participant is determined by the Committee to be Totally and Permanently Disabled on or before October 31, 1996 under the prior version of the Plan and has less than 5 Years of Service, such Participant shall be fully vested in his Accounts.

(b) Termination Upon Death. In the event that the termination of employment of a Participant is caused by his death, or a Terminated Participant dies prior to the first day on which such Terminated Participant's Accounts are payable, the entire amount then in his Accounts shall be paid to his Beneficiary in accordance with Section 7.7 after receipt by the Committee of acceptable proof of death.

(c) Termination As a Result of Group Termination. In the event that the termination of employment of a Participant is caused by reason of his status as a member of a group involved in a group termination, he shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7, unless action is taken pursuant to the Plan to segregate the Accounts of all the Participants in such group from the Trust and arrange for a transfer to or a merger with a qualified successor plan or trust with respect thereto. Notwithstanding the foregoing, this subsection 7.1(c) shall not apply after October 31, 1996.

(d) Termination for Other Reasons. If a Participant's employment with an Employer is terminated for any other reason, the Participant shall be entitled to the entire amount in his Employee Accounts and a portion of his Employer Accounts as determined in accordance with the following schedule:

Years of Service	Vested Percentage	Forfeited Percentage
Less than 5	0%	100%
5 or more	100%	0%

Notwithstanding any other provision of this Section 7.1, a KCTC Heritage Employee shall be fully vested in his Accounts upon becoming a Participant as of January 1, 1997, and shall be entitled to receive a distribution of the entire amount in his Accounts in accordance with Section 7.7.

Notwithstanding any other provision of this Section 7.1, a Ballard Heritage Employee shall be fully vested in his Accounts upon transfer of his or her account from the Ballard Savings Plan to this Plan as of January 31, 2000, and shall be entitled to receive a distribution of the entire amount in his Accounts in accordance with Section 7.7.

Notwithstanding any other provision of this Section 7.1, a Safeskin Transferee shall be fully vested in his Accounts upon transfer of his or her account from the Safeskin 401(k) Plan to this Plan as of January 2, 2001, and shall be entitled to receive a distribution of the entire amount in his Accounts in accordance with Section 7.7.

In the event that the termination of employment of a Participant is caused by any reason other than the Employee quits, is discharged, retires or dies, the Participant will be deemed to have a 12 month period of absence following the date of such termination of employment, for purposes of determining the portion of his Employer Accounts which such Participant shall be entitled to receive in a distribution in accordance with this subsection.

In the event that the Plan is amended to change the vesting provisions set forth in this subsection 7.1(d), a Participant with 3 or more years of Service may elect to have the vested percentage of the Participant's Employer Accounts determined pursuant to the vesting provisions in effect prior to the amendment.

(e) Deferred Distributions. Notwithstanding anything in this Article VII to the contrary, if the aggregate value of the Accounts of any Participant exceeds $5,000 as provided under Code section 411(a)(11), an immediate distribution shall not be made without the consent of the Participant. A Participant who fails to consent to a distribution under this subsection 7.1(e) shall continue to participate as a Terminated Participant and shall be entitled to a distribution of his Employee Accounts and the vested percentage of his Employer Accounts. Upon Timely Notice of request for payment, the Terminated Participant's Employee Accounts and the vested percentage of his Employer Accounts shall be distributed in accordance with the provisions of Section 7.7.

7.2 Timing of Distributions. A Participant's election to receive a distribution of his Accounts shall be effective as soon as practicable following Timely Notice and the amount of the distribution shall be determined by the value of the Participant's interest in any Investment Fund as of the Valuation Date of the distribution. Any forfeiture with respect to the Accounts of the Participant or Terminated Participant shall be determined as of the Valuation Date coincident with such Participant's or Terminated Participant's termination of employment. Distribution of a Participant's Accounts shall be made to him or to his Beneficiary after the termination of his employment and as soon as practicable following his request for a distribution.

7.3 Certain Definitions Relating to Distributions and Withdrawals. The following are forms of distribution under the Plan:

(a) All Stock Distribution. An All Stock Distribution of a Participant's Accounts shall mean a single distribution as of the Valuation Date consisting of full shares of Corporation Stock attributable to the Participant's Employee Accounts and to the vested percentage of his Employer Accounts, together with the cash equivalent of the Current Market Value on the Valuation Date of fractional shares of such stock attributable to such Accounts.

(b) Stock and Cash Distribution. A Stock and Cash Distribution of a Participant's Accounts shall mean a single distribution consisting of:

(i) the cash equivalent of the Current Market Value on the Valuation Date of the Participant's Employee Accounts, except his Employee Account in the K-C Stock Fund, and the vested percentage of his Employer Accounts, except his Employer Account in the K-C Stock Fund, and

(ii) full shares of Corporation Stock on the Valuation Date, attributable to the Participant's Employee Account in the K-C Stock Fund and to the vested percentage of his Employer Account in the K-C Stock Fund, together with the cash equivalent of the Current Market Value on the Valuation Date of fractional shares of such stock attributable to such Accounts, and

(iii) the cash equivalent of any other interest attributable to the Participant's Accounts, except the forfeited percentage of his Employer Accounts, on the Valuation Date.

(c) All Cash Distribution. An All Cash Distribution of a Participant's Accounts shall mean the same as a Stock and Cash Distribution, as defined in subsection 7.3(b), except that clause (ii) in said subsection shall be replaced by the following clause:

(ii) the cash equivalent of the Current Market Value as of the Valuation Date of all the shares and fractional shares of Corporation Stock attributable to the Participant's Employee Account in the K-C Stock Fund and to the vested percentage of his Employer Account in the K-C Stock Fund.

(d) Installment Distribution. An Installment Distribution shall mean the cash equivalent of the Current Market Value of the Participant's vested percentage of his Accounts on the Valuation Date, paid monthly in cash for a period elected by the Participant. For all Participants other than Ballard Heritage Employees, the elected period shall not exceed the lesser of 20 years or the Participant's life expectancy at the time such Installment Distribution is to commence. For Participants who are Ballard Heritage Employees, the elected period shall not exceed the Participant's life expectancy and, if the Participant is married, his spouse's life expectancy, at the time such Installment Distribution is to commence. The value of each payment shall be determined on a declining balance method. Notwithstanding the foregoing provisions of Section 7.3(d), a KCTC Heritage Employee may elect to receive an Installment Distribution on the same basis as a Stock and Cash Distribution or All Cash Distribution and to be paid monthly or annually.

Prior to the distribution of the final payment of an Installment Distribution, a Participant may elect:

(i) to receive the remaining balance in his Accounts as a Lump Sum Distribution;

(ii) to change the elected period of the Installment Distribution; or

(iii) to receive a Partial Distribution from the remaining balance in his Accounts.

Notwithstanding the foregoing, a Safeskin Transferee may not elect an Installment Distribution after January 31, 2001.

(e) Minimum Return Joint & Survivor Annuity Distribution. A Participant who elects a Minimum Return Joint & Survivor Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. The following types of Minimum Return Joint and Survivor Annuity Distribution may be elected:

(i) 100% Joint & Survivor Annuity Distribution. A 100% Joint & Survivor Annuity Distribution shall mean a reduced monthly distribution payable for the Participant's life, provided however, that the same amount of such reduced distribution is payable to the Participant's Beneficiary for the Beneficiary's life, after the death of the Participant.

(ii) 50% Joint & Survivor Annuity Distribution. A 50% Joint & Survivor Annuity Distribution shall mean a reduced monthly distribution payable for the Participant's life, provided however, that one-half of the amount of such reduced distribution is payable to the Participant's Beneficiary for the Beneficiary's life, after the death of the Participant.

For purposes of subsections 7.3(e)(i) and 7.3(e)(ii), upon the death of the designated Beneficiary, the remainder, if any, of the total amount in the Participant's Accounts on the Valuation Date which exceeds the aggregate of all payments made to the Participant and Beneficiary shall be paid to the estate of the Beneficiary as a Lump Sum Distribution in the form of an All Cash Distribution.

(f) Minimum Return Single-Life Annuity Distribution. A Participant who elects a Minimum Return Single-Life Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Minimum Return Single-Life Annuity Distribution shall mean a monthly distribution payable for the Participant's life, provided however, that upon the death of the Participant, the remainder, if any, of the total amount in the Participant's Accounts on the Valuation Date which exceeds the aggregate of all payments made to the Participant shall be paid to the Participant's Beneficiary as a Lump Sum Distribution in the form of an All Cash Distribution.

(g) Period Certain Annuity Distribution. A Participant who elects a Period Certain Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Period Certain Annuity Distribution shall mean a monthly distribution payable for a period certain elected by the Participant, which elected period shall not exceed the lesser of (i) 240 months or (ii) the Participant's life expectancy at the time such payments are to commence; provided however, that such monthly payments are payable to the Participant's Beneficiary for the remainder of the elected period, if any, upon the death of the Participant.

(h) Period Certain and Continuous Annuity Distribution. A Participant who elects a Period Certain and Continuous Annuity Distribution shall have an annuity purchased for him from an insurance company, the value of which shall be determined by the Current Market Value of the Participant's Employee Accounts and the vested percentage of his Employer Accounts on the Valuation Date. A Period Certain and Continuous Annuity Distribution shall mean a monthly distribution payable for the Participant's life; provided however, that such monthly payments are payable to the Participant's Beneficiary for the remainder of the elected period, if any, upon the death of the Participant. The elected period shall not exceed the lesser of 240 months or the Participant's life expectancy at the time such payments are to commence.

7.4 Lump Sum and Partial Distributions. A Lump Sum Distribution or a Partial Distribution may be elected by any Participant, Beneficiary, or alternate payee under a Qualified Domestic Relations Order, in the form of an All Cash Distribution, a Stock and Cash Distribution or an All Stock Distribution.

7.5 Installment Distributions. An Installment Distribution may be elected by any Participant who has reached age 55. All Ballard Heritage Employees, and eligible KCTC Heritage Employees who are determined to be Totally and Permanently Disabled on or before January 1, 1997 under the terms of the KCTC Salaried Plan, may elect an Installment Distribution regardless of age. The Beneficiary or former spouse or child who is designated as an alternate payee under a Qualified Domestic Relations Order of a Participant who is eligible to elect an Installment Distribution may elect to receive an Installment Distribution.

7.6 Annuity Forms of Distribution. A Minimum Return Joint & Survivor Annuity Distribution, Minimum Return Single-Life Annuity Distribution, Period Certain Annuity Distribution, or Period Certain and Continuous Annuity Distribution may be elected only by

(a) a KCTC Heritage Employee who was employed by Scott Paper Company on or before July 1, 1993, or

(b) a Ballard Heritage Employee whose account is transferred from the Ballard Savings Plan to this Plan.

The Beneficiary or alternate payee under a Qualified Domestic Relations Order of an eligible KCTC Heritage Employee or Ballard Heritage Employee may elect any Annuity Form Of Distribution other than a Minimum Return Joint & Survivor Annuity Distribution.

If a Ballard Heritage Employee who is married as of the Annuity Starting Date elects a form of distribution under this Article VII other than a Minimum Return Joint & Survivor Annuity Distribution (50%) with his or her spouse as the survivor, or if such Ballard Heritage Employee designates a survivor other than his or her spouse, such election shall not be valid unless:

(i) the spouse of such Ballard Heritage Employee consents in writing to such election or designation and acknowledges its effect, and

(ii) such consent is witnessed by a notary public.

No spousal consent described in the immediately preceding sentence need be furnished, however, with respect to any election or designation if the Committee is satisfied that there is no spouse, that the spouse cannot be located, or that such consent is unobtainable for any other reason provided under regulations of the Internal Revenue Service.

The Committee shall furnish a Ballard Heritage Employee at least 30, but no more than 90, days prior to the Annuity Starting Date a written explanation of the terms and conditions of an Annuity Form of Distribution, and such Ballard Heritage Employee's election shall be effective no earlier than 30 days after such written explanation is provided hereunder; provided, however, that if the Ballard Heritage Employee affirmatively elects and has obtained appropriate spousal consent described above, the Ballard Heritage Employee may commence payment before the expiration of the 30 days, but not earlier than 7 days, after such written explanation is provided. A Ballard Heritage Employee may revoke an election hereunder at any time on or before the Annuity Starting Date or, if later, the 7-day period after the written explanation is provided. Spousal consent described above shall remain valid for the 90-day period described herein.

7.7 Methods of Distribution.

(a) Distribution by Reason of Death. The Beneficiary of a Participant to which subsection 7.1(b) applies shall be entitled to receive a distribution of such Participant's Accounts in the form elected by the Participant in the appointment of his Beneficiary prior to October 1, 1996. If no such election was made, or for a designation made on or after October 1, 1996, such distribution shall be in any form available pursuant to the terms of the Plan as elected by the Beneficiary. If a Participant designates a Beneficiary other than his spouse at the time of such designation, such designation shall not be valid unless:

(i) the spouse of such Participant consents in writing to each such election or designation and acknowledges its effect, and

(ii) such consent is witnessed by a notary public.

No spousal consent described in the immediately preceding sentence need be furnished, however, with respect to any election or designation if the Committee is satisfied that there is no spouse, that the spouse cannot be located, or that such consent is unobtainable for any other reason provided under regulations of the Internal Revenue Service.

(b) Distribution Upon Termination of Employment for Reasons Other than Death. A Participant who is entitled to receive a distribution of his Accounts due to the termination of his employment for any reason specified in Section 7.1, except death, may on Timely Notice elect to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution, an All Cash Distribution, an Installment Distribution if eligible under Section 7.5, or an Annuity Form of Distribution if eligible under Section 7.6, at any time.

(c) Small Distributions. Notwithstanding any provision of this Section 7.7 to the contrary, if the aggregate value of a Participant's Accounts does not exceed $5,000 as provided under Code section 411(a)(11), the Committee shall direct the distribution of the Accounts of any Participant as an All Stock Distribution, a Stock and Cash Distribution or an All Cash Distribution as elected by the Participant or his Beneficiary. If no earlier election is made, Timely Notice of a request for payment shall be deemed to have been given as of the Valuation Date which is three months following notice of the Participant's entitlement to a distribution under Section 7.1, and such distribution shall be in the form of an All Cash Distribution.

(d) Additional Requirements for Annuity Forms of Distribution Applicable to Certain KCTC Heritage Employees. Notwithstanding any provision of this Section 7.7 to the contrary, none of the forms of distribution described in Section 7.6 may be elected if such form of distribution would result in the present value of all benefits to be distributed to the Participant being less than 50 percent of the present value of all benefits to be distributed, (i) unless the designated Beneficiary is the Participant's spouse, and (ii) if the Participant designates a Beneficiary to receive survivor benefits in the event of the Participant's death under any of the foregoing forms, such designation must be made in accordance with the provisions of subsection 7.7(a).

Notwithstanding any provision of the Plan to the contrary, if a Participant elects an annuity form of distribution under subsections 7.3(e), 7.3(f), 7.3(g) or 7.3(h), the Plan Administrator shall furnish to the Participant, no less than 30 days and no more than 90 days prior to his Annuity Starting Date (and consistent with such regulation as may be issued under Code section 417(a)(3)(A)), a written explanation of the terms and conditions of electing a Minimum Return Joint & Survivor Annuity Distribution, Minimum Return Single-Life Annuity Distribution, Period Certain Annuity Distribution or Period Certain and Continuous Annuity Distribution with his then spouse as the contingent annuitant, and the attempted election by a married Participant of an annuity form of distribution other than a 50% Minimum Return Joint and Survivor Annuity Distribution ("Qualified Joint and Survivor Benefit") with this then spouse as the sole contingent annuitant, shall not be effective unless the consent of his spouse is obtained in the same manner and to the same extent as would be required under subsection 7.7(a). If the Participant affirmatively elects to receive a distribution and has obtained appropriate spousal consent pursuant to this Section, the Participant's distribution may commence earlier than 30 days after providing the Participant with such written explanation. An election not to take a Qualified Joint and Survivor Benefit, or a change in or revocation of any such election, may be made at any time during an election period beginning 90 days before the Participant's (i) Annuity Starting Date or (ii) the end of the 7-day period after the Participant is provided with such written explanation. The Annuity Starting Date may be prior to the expiration of the 7-day period described above, but not earlier than the date the Participant is provided with the written explanation. Notwithstanding the foregoing, payment of the distribution may commence as of the Annuity Starting Date, but shall not actually be paid prior to the expiration of the 7-day period described herein.

7.8 Miscellaneous.

(a) For the purpose of the Plan, no termination of employment will be deemed to have occurred in any instance where the person involved remains in Service or is re-employed by an Employer prior to receiving a distribution of his Accounts.

(b) In the event of the death, prior to his receipt of a distribution, of a Participant who at the time of his death was entitled to receive distribution under subsection 7.7(b) and elected to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution, an All Cash Distribution, an Installment Distribution if eligible under Section 7.5, an Annuity Form of Distribution if eligible under Section 7.6, or was entitled to receive a distribution under subsection 7.7(c), and if the Committee has notice of the Participant's death prior to such distribution, then such distribution shall be made to the Participant's Beneficiary by the same method as it would have been made to the Participant but for his death; provided that, if such Participant elected to receive an Annuity Form of Distribution (other than a Period Certain) with the spouse as the survivor, such spouse shall receive a Single Life annuity, unless such spouse elects the method elected by the Participant.

(c) Notwithstanding anything in this Article VII to the contrary, the distribution provisions of this Article VII shall not apply for Terminated Participants or Participants whose qualified domestic relations order is pending approval by the Plan Administrator.

7.9 Required Distributions.

(a) Notwithstanding any provision of the Plan to the contrary, a Participant's or Terminated Participant's Accounts shall be distributed on:

(i) the 60th day after the latest of:

(A) the close of the Plan Year in which the Participant attains age 65,

(B) the close of the Plan Year which includes the date 10 years after the date the Participant first commenced participating in the Plan, or

(C) the close of the Plan Year in which the Participant terminated employment with his Employer.

unless the Participant or Terminated Participant elects a later date, which can be no later than the date specified in (ii) below:

(ii) With respect to a Participant or Terminated Participant other than a Participant or Terminated Participant who is a five percent owner as defined in Code section 401(a)(9), April 1 of the calendar year following the later of

(A) the calendar year in which the Participant or Terminated Participant attains age 70-1/2, or

(B) the calendar year in which the Participant retires or terminates employment.

With respect to a Participant or Terminated Participant who is a five percent owner as defined in Code section 401(a)(9), April 1 of the calendar year following the year in which the Participant attains age 70-1/2.

(iii) With respect to distributions under the Plan made for calendar years beginning on or after January 1, 2001, the Plan will apply the minimum distribution requirements of Code section 401(a)(9) in accordance with the regulations under Code section 401(a)(9) that were proposed on January 17, 2001. This provision shall continue in effect until the end of the last calendar year beginning before the effective date of final regulations under Code section 401(a)(9) or such other date as may be specified in guidance published by the Internal Revenue Service.

(b) The Accounts of a Participant or Terminated Participant shall be distributed to a Beneficiary:

(i) who is the surviving spouse, commencing on or before December 31 of the later of:

(A) the calendar year in which the Participant or Terminated Participant would have attained age 70-1/2 (only applicable if a Participant or Terminated Participant dies prior to the required beginning date as determined in subsection 7.9(a)(ii)), or

(B) the calendar year following the year of the Participant's or Terminated Participant's death, or

(C) such other period specified under the requirements of Code section 401(a)(9) and the regulations thereunder.

(ii) who is not the surviving spouse (subject to subsection 7.9 (c) hereunder), commencing on or before December 31 of:

(A) the calendar year following the year of the Participant's or Terminated Participant's death, or

(B) such other period specified under the requirements of Code section 401(a)(9) and the regulations thereunder.

(c) If the Participant or Terminated Participant has no designated Beneficiary and dies prior to the required beginning date as determined in subsection 7.9(a)(ii), distribution of the Accounts of the Participant or Terminated Participant must be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's or Terminated Participant's death.

(d) All distributions from the Plan shall be made in accordance with the requirements of Code section 401(a)(9), including Code section 401(a)(9)(G), and the regulations and the Internal Revenue Service rulings and other interpretations issued thereunder. The provisions of section 7.9 override any distribution options in the Plan inconsistent with Code section 401(a)(9).

(e) The Committee may, in its discretion, establish procedures for making such required distributions consistent with the provisions hereof.

7.10 Unclaimed Benefits. During the time when a benefit hereunder is payable to any Terminated Participant or, if deceased, his Beneficiary, the Committee shall mail by registered or certified mail to such Participant or Beneficiary, at his last known address, a written demand for his then address, or for satisfactory evidence of his continued life, or both. If such information is not furnished to the Committee within 12 months from the mailing of such demand, then the Committee may, under rules established by the Committee, in its sole discretion, declare such benefit, or any unpaid portion thereof, suspended, with the result that such unclaimed benefit shall be treated as a forfeiture for the Plan Year within which such 12-month period ends, but shall be subject to restoration through an Employer Contribution if the lost Participant or such Beneficiary later files a claim for such benefit.

7.11 Brown-Bridge Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of the Brown-Bridge Mill; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the Brown-Bridge Mill under the Assets Purchase Agreement entered into between the Corporation and Brown-Bridge Acquisition Corp. dated June 15, 1994, and such termination of employment must occur on the Closing Date of such Assets Purchase Agreement.

7.12 Karolton Envelope Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of Karolton Envelope; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the sale of assets of Karolton Envelope under the Assets Purchase Agreement entered into between the Corporation and KECA Corporation dated October 29, 1993, and such termination of employment must occur on the Closing Date of such Assets Purchase Agreement.

7.13 Spenco Medical Corporation Benefit. Notwithstanding any other provision of the Plan, a Participant shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant is employed by Spenco Medical Corporation on the Closing Date of the sale of Spenco Medical Corporation under the Agreement and Plan of Merger entered into between the Corporation and Spenco Medical Corporation, SBS Enterprises, Inc., Spenco Acquisition Corporation and Steven B. Smith, dated March 4, 1994. For purposes of this Section, a Participant described in the preceding sentence shall be treated under Section 7.7 as if he terminated employment with an Employer for a reason other than death on the Closing Date; provided, however, that a distribution pursuant to this Section shall be delayed to the extent required by the Internal Revenue Service under section 401(k)(2)(B)(i)(I) of the Code.

7.14 Form of ESOP Benefit. Notwithstanding anything in the Plan to the contrary but subject to the provisions of Sections 7.7 (c) and 7.9, the form of benefit payment available to a Participant, unless the Participant elects otherwise, shall be substantially equal periodic payments (not less frequently than annually) over a period not longer than the greater of (i) five (5) years, or (ii) in the case of a Participant whose vested portion of his Accounts exceeds $500,000 (as adjusted by legislation or for cost-of-living increases), five (5) years plus one (1) additional year (not exceeding five (5) additional years) for each $100,000 (or fraction of $100,000) (as adjusted by legislation or for cost-of-living increases) by which the vested portion of his Accounts exceeds $500,000 (as adjusted by legislation or for cost-of-living increases).

7.15 ESOP Dividend Distributions.

(a) Dividends paid to the Trust that had dividend record dates during a Plan Year on Corporation Stock allocated to a Participant's Accounts shall be paid to that Participant, or if applicable, to his Beneficiary, in the first quarter of the Plan Year following the Plan Year in which the dividends' record dates occurred; provided, however that the amount of such dividend payment shall not be less than the minimum amount established by the Committee in its sole discretion. Notwithstanding the preceding sentence, a Participant who is employed by an

Employer or an affiliate of an Employer on the last day of that Plan Year may elect to have 25%, 50%, 75%, or all of such dividend payments remain in the Trust in lieu of a distribution under this Section; provided, however, that such election must be made in January of the year following the year in which the dividends are paid. Dividends retained in the Trust under this Section shall be invested as directed by the Participant under Section 3.8. Notwithstanding both the dollar amount (if any) of any election under this Section and the preceding provisions of this Section, the amount actually paid under this Section shall not exceed the lesser of (i) the electing Participant's share of the dividends subject to such election and (ii) his balance in his Accounts at the time of payment. A dividend payment shall not be made to a Terminated Participant or Participant whose qualified domestic relations order is pending approval by the Plan Administrator.

(b) Notwithstanding subsection 7.15(a) above, a Participant may affirmatively elect in writing to have all of his dividends which were paid into, and retained by the Trust in January 2001, distributed to such Participant; provided, however, that such election must be made during the election period from February 18, 2002 through March 1, 2002.

7.16 Memphis Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of the Memphis Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the Memphis Mill under the Assets Purchase Agreement entered into between the Corporation and Shepherd Tissue, Inc., and such termination of employment must occur on or after the Closing Date of such Assets Purchase Agreement.

7.17 Kimberly-Clark Integrated Services Corporation Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of Kimberly-Clark Integrated Services Corporation; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with Kimberly-Clark Integrated Services Corporation due to the cessation of operations of Kimberly-Clark Integrated Services Corporation on or about June 30, 1995, and such termination of employment must occur on or after the date of such cessation of operations.

7.18 Direct Rollovers. This Section applies to distributions and withdrawals made under Articles VII and VIII on or after January 1, 1993. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributee's election under this Section, a distributee may elect, at the time and in the manner prescribed by the Committee, to have any portion of an eligible rollover distribution paid directly to a single eligible retirement plan specified by the distributee in a direct rollover.

For purposes of this Section, the following definitions shall apply:

(a) An "eligible rollover distribution" is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years of more; any distribution to the extent that such distribution is required under Code section 401(a)(9); the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities); and any hardship distribution described in Section 401(k)(2)(B)(i)(IV) of the Code.

(b) An "eligible retirement plan" is an individual retirement account described in Code section 408(a), an individual retirement annuity described in Code section 408(b), an annuity plan described in Code section 403(a), or a qualified trust described in Code section 401(a), that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is limited to an individual retirement account or individual retirement annuity.

(c) A "distributee" includes a Participant. In addition, the Participant's surviving spouse and the Participant's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Code section 414(p), are distributees with regard to the interest of the spouse or former spouse.

(d) A "direct rollover" is a payment by the Plan to the eligible retirement plan specified by the distributee.

This Section shall not be construed to alter any of the requirements for distributions or withdrawals under the remaining provisions of this Article VII and the provisions of Article VIII.

7.19 Specialty Products Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment, he must have been an Employee whose employment duties are principally related to the Specialty Products business of the Corporation;

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with the Corporation due to the spinoff of SMI on or about the fourth quarter of 1995, and such termination of employment must occur on or after the SMI Distribution Date; and

(c) immediately following his termination of employment, he must have become employed by SMI.

7.20 Midwest Express Airlines Benefit. Notwithstanding any other provision of the Plan, a Participant shall be fully vested in his Accounts as of the date on which he ceases to be an Eligible Employee under the Plan, if such Participant meets all of the following conditions:

(a) immediately prior to the date of the closing (the "Closing Date") of the sale of a majority of the stock of Midwest Express Airlines, Inc. by the Corporation through K-C Nevada, Inc. in an initial public offering (the "Midwest Express Sale"), he must have been an Employee employed by an Employer; and

(b) on or after the Closing Date but prior to December 31, 1995, he must (i) have ceased to be an Eligible Employee solely on account of the Midwest Express Sale and (ii) be employed by Midwest Express Airlines, Inc. immediately after he ceases to be an Eligible Employee hereunder.

A Participant who ceases to be an Eligible Employee under this Section shall not be considered to have terminated employment for purposes of the Plan; provided further that Sections 3.2 and 3.4 of the Plan shall not apply to such Participant effective as of the date on which the Participant ceases to be an Eligible Employee under this Section.

Unless distributed or withdrawn prior to July 31, 1996, the Accounts of Participants who cease to be Eligible Employees under this Section shall be transferred by the Trustee, for the benefit of such Participants, to the trustee of the Midwest Express Airlines Savings and Investment Plan. Such Accounts as of July 31, 1996 shall be valued as of the date of transfer and delivered as soon as administratively feasible thereafter, except that those Accounts invested in the K-C Stock Fund and the SMI Stock Fund as of July 31, 1996 shall be transferred in kind. Such transfer shall be made in accordance with Article XIII of the Plan.

7.21 K-C Aviation/JPI Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7. if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee of K-C Aviation Inc. or Jet Professionals, Inc.; and

(b) such termination of employment must be involuntary on the part of the Participant, be caused solely by the elimination of his job function with K-C Aviation Inc. or Jet Professionals, Inc. due to the sale of assets of the aircraft chartering and personnel placement businesses under the Assets Sale Agreement entered into between K-C Aviation Inc. and Jet Aviation Business Jets, Inc. dated July 18, 1996, and such termination of employment must occur on the Closing Date of such Assets Sale Agreement.

7.22 Limitations on Distribution of Before-Tax Contributions. Notwithstanding any other provision of the Plan to the contrary, Before-Tax Contributions and earnings thereon (except for the withdrawal of earnings provided under subsection 8.3(b)) shall not be distributed before one of the following events:

(a) the Eligible Employee's retirement, death, disability, or separation from service, as provided under Code section 401(k) and applicable regulations;

(b) the Eligible Employee's attainment of age 59½ or the Eligible Employee's hardship, as provided under Code section 401(k) and applicable regulations;

(c) the termination of the Plan without the establishment or maintenance of a successor plan, as provided under Code section 401(k) and applicable regulations;

(d) the date of the sale or other disposition by an Employer of substantially all the assets used in a trade or business to an unrelated corporation, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations; or

(e) the date of the sale or other disposition by an Employer of its interest in a subsidiary to an unrelated entity or individual, but only with respect to an Eligible Employee who continues employment with the acquiring corporation, provided that the Employer continues to maintain the plan after the sale or disposition and the acquiring corporation does not maintain the plan after the sale or disposition, in accordance with Code section 401(k) and applicable regulations.

7.23 Lakeview Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee at the Lakeview Mill, Lakeview Diaper Plant, Lakeview Feminine Care Plant, Lakeview Distribution Center, or Badger-Globe Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function with the

Corporation due to the sale of the assets of the tissue manufacturing facilities of the Lakeview Mill under the Assets Purchase Agreement entered into between the Corporation and American Tissue Mills of Neenah L.L.C. dated as of August 8, 1996, and such termination of employment must occur on or within 30 days after the Closing Date of such Assets Purchase Agreement.

7.24 Coosa Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee of Coosa Pines Golf Club Inc., or (ii) an Employee of an Employer located at Coosa Pines, Alabama; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the sale of the assets of the Coosa pulp and newsprint mill facility and woodlands under the Assets Purchase Agreement entered into between the Corporation and Alliance Forest Products, Inc. dated as of February 14, 1997, and such termination of employment must occur on or within 30 days after the Closing Date of such Assets Purchase Agreement.

7.25 KIMPAK® Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been an Employee at the Badger-Globe Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function with the Corporation due to the sale of assets of the KIMPAK® product line under the Assets Purchase Agreement entered into between the Corporation and National Packaging Services Corporation dated as of September 30, 1996 and such termination of employment must occur on or within one year after the Closing Date of such Assets Purchase Agreement.

7.26 K-C Aviation Benefit. Notwithstanding any other provision of the Plan, a Participant shall be fully vested in his Accounts as of the date on which he ceases to be an Eligible Employee under the Plan, if such Participant meets all of the following conditions:

(a) immediately prior to the Closing Date, as defined in the Agreement of Purchase and Sale dated as of July 23, 1998 by and between the Corporation and Gulfstream Aerospace Corporation (the "Agreement"), he must have been an Employee employed by the Corporation or K-C Aviation Inc.; and

(b) as of the Closing Date, as defined in the Agreement, he must have ceased to be an Eligible Employee solely on account of the sale of the stock of K-C Aviation

Inc. pursuant to the Agreement, and he must either (i) be employed by the Buyer, as defined in the Agreement, immediately after he ceases to be an Eligible Employee hereunder, or (ii) have been on a long-term disability leave of absence from K-C Aviation Inc. as of the Closing Date, as defined in the Agreement.

7.27 Southeast Timberlands Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed with respect to the Southeast Timberlands Operations; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the closure or sale of all or a portion of the assets of the Southeast Timberlands Operations, and such termination of employment must occur on or after May 1, 1999.

7.28 Mobile Pulp Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the Mobile Pulp Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the shutdown of the Mobile Pulp Mill, and such termination of employment must occur during August or September 1999.

7.29 Tecnol ESOP Benefit. The vested account balance ("Tecnol Account") of the remaining participant (the "Tecnol Participant") in the Tecnol Medical Products, Inc. Employee Stock Ownership Plan (the "Tecnol ESOP") shall be transferred to this Plan and held in a rollover account like the KCTC Heritage Rollover Account. Such Tecnol Account shall be invested in the K-C Stock Fund upon transfer, subject to reallocation by the Tecnol Participant pursuant to Section 3.8 hereof. The Tecnol Participant shall participate in the Plan hereunder only to the extent of his Tecnol Account, and shall not be eligible to make Before-Tax Contributions or After-Tax Contributions under Article III or to receive Company Matching Contributions under Article IV by reason thereof. The Tecnol Participant may request a distribution of his Tecnol Account in the Plan at any time in accordance with the applicable provisions of this Article VII.

7.30 Durafab-Cleburne Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his

Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the K-C Apparel Plant of Durafab, Inc. in Cleburne, Texas; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the closure of the K-C Apparel Plant of Durafab, Inc. in Cleburne, Texas, and such termination of employment must occur on or after February 1, 2000.

7.31 Tecnol 401(k) Plan Benefit. The vested account balance ("Tecnol Account") of each remaining participant (the "Tecnol Participant") in the Tecnol Medical Products, Inc. Employee 401(k) Capital Accumulation Plan (the "Tecnol 401(k) Plan") shall be transferred to this Plan. Such amount representing pre-tax 401(k) contributions shall be transferred to and held in the Before-Tax Contribution Section of the Employee Account, and all other amounts shall be transferred to and held in a rollover account like the KCTC Heritage Rollover Account.

Such Tecnol Account shall be invested according to the Tecnol Participant's existing elections under the Tecnol 401(k) Plan in the Money Market Fund (for amounts transferred from the Fidelity Retirement Government Money Market Portfolio in the Tecnol 401(k) Plan), the Medium-Term Managed Fund (for amounts transferred from the Fidelity Asset Manager Portfolio and Fidelity Puritan Fund in the Tecnol 401(k) Plan), the Stock Index Fund (for amounts transferred from the Fidelity Contrafund in the Tecnol 401(k) Plan), and the International Index Fund (for amounts transferred from the Fidelity Overseas Fund in the Tecnol 401(k) Plan), subject to reallocation by the Tecnol Participant pursuant to Section 3.8 hereof.

The Tecnol Participant who is not otherwise eligible under the Plan shall participate in the Plan hereunder only to the extent of his Tecnol Account, and shall not be eligible to make Before-Tax Contributions or After-Tax Contributions under Article III or to receive Company Matching Contributions under Article IV by reason of such transfer. The Tecnol Participant may request a distribution of his Tecnol Account in the Plan in accordance with the applicable provisions of this Article VII and Article VIII, subject to the same consent requirements applicable to a Ballard Heritage Employee.

7.32 Tecnol ESOP Benefit. The vested account balance ("Tecnol Account") of the remaining two participants (the "Tecnol Participant") in the Tecnol Medical Products, Inc. Employee Stock Ownership Plan (the "Tecnol ESOP") shall be transferred to this Plan and held in a rollover account. Such Tecnol Accounts shall be invested in the Money Market Fund upon transfer, subject to reallocation by the Tecnol Participant pursuant to Section 3.8 hereof. The Tecnol Participants shall participate in the Plan hereunder only to the extent of their respective Tecnol Accounts, and shall not be eligible to make Before-Tax Contributions or After-Tax Contributions under Article III or to receive Company Matching Contributions under Article IV by reason thereof. The Tecnol Participants may request a distribution of their Tecnol Accounts in the Plan at any time in accordance with the applicable provisions of this Article VII.

7.33 East Ryegate Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Accounts and shall be entitled to receive a distribution of the entire amount then in his Accounts in accordance with Section 7.7 if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the East Ryegate Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the shutdown of the East Ryegate Mill.

ARTICLE VIII

WITHDRAWALS AND LOANS

8.1 Regular Withdrawals. A Participant, subject to the conditions stated below, may make the following Regular Withdrawals:

(a) Such amounts as the Participant may elect from the Unrestricted After-Tax Contribution Section of his Accounts;

(b) Such amounts as the Participant may elect from the Basic After-Tax Contribution Section of his Accounts;

(c) Such amounts as a Participant may elect from his Employer Accounts, provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan for at least 24 months; and

(d) Such amounts as a KCTC Heritage Employee who has at least 5 Years of Service may elect from his KCTC Heritage Rollover Account. Notwithstanding the foregoing, a KCTC Heritage Employee who has less than 5 Years of Service may withdraw Matching Employer Contributions (as such term is defined in the KCTC Salaried Plan) from his KCTC Heritage Rollover Account provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan (including periods under the KCTC Salaried Plan) for at least 24 months. A KCTC Heritage Employee who has less than 5 Years of Service may withdraw Retirement Contributions (as such term is defined in the KCTC Salaried Plan) provided such amounts (disregarding earnings and losses) have been in the Plan (excluding periods under the KCTC Salaried Plan) for at least 24 months. A KCTC Heritage Employee who has attained age 59½ may withdraw any funds from his KCTC Heritage Rollover Account provided such amounts are vested.

(e) Such amounts as a Ballard Heritage Employee who has at least 5 Years of Service may elect from his Ballard Heritage Rollover Account. Notwithstanding the foregoing, a Ballard Heritage Employee who has less than 5 Years of Service may withdraw Matching Contributions (as such term is defined in the Ballard Savings Plan) from his Ballard Heritage Rollover Account provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan (excluding periods under the Ballard Savings Plan) for at least 24 months. A Ballard Heritage Employee who has less than 5 Years of Service may withdraw Discretionary Contributions (as such term is defined in the Ballard Savings Plan) provided such amounts (disregarding earnings and losses) have been in the Plan (including periods under the Ballard Savings Plan) for at least 24 months. A Ballard Heritage Employee who has attained age 59½ may withdraw any funds from his Ballard Heritage Rollover Account provided such amounts are vested.

(f) Such amounts as a Safeskin Transferee who has at least 5 Years of Service may elect from his Safeskin Transferee Rollover Account. Notwithstanding the foregoing, a Safeskin Transferee who has less than 5 Years of Service may withdraw Matching Contributions (as such term is defined in the Ballard Savings Plan) from his Safeskin Transferee Rollover Account provided such amounts are vested and such amounts (disregarding earnings and losses) have been in the Plan (excluding periods under the Safeskin 401(k) Plan) for at least 24 months. A Safeskin Transferee who has less than 5 Years of Service may withdraw Elective Deferrals (as such term is defined in the Ballard Savings Plan) provided such amounts (disregarding earnings and losses) have been in the Plan (including periods under the Safeskin 401(k) Plan) for at least 24 months. Rollover and Transfer Contributions (as such term is defined in the Safeskin 401(k) Plan) are not subject to the restrictions set forth herein. A Safeskin Transferee who has attained age 59½ may withdraw any funds from his Safeskin Transferee Rollover Account provided such amounts are vested.

Any Participant not otherwise described above shall not be eligible to make withdrawals from his Employer Accounts.

In the event of a Regular Withdrawal from the Basic After-Tax Contribution section of a Participant's Accounts pursuant to subsection 8.1(b), such Participant's Contributions under the Plan shall be suspended for a period of 12 months following such withdrawal.

The spousal consent requirements applicable to Ballard Heritage Employees under Section 7.6 shall apply to withdrawals under this Section.

8.2 Over Age 59½ Withdrawals. A Participant who has attained age 59½ may withdraw such amounts as he may elect from the Before-Tax Contributions Sections of his Accounts.

The spousal consent requirements applicable to Ballard Heritage Employees under Section 7.6 shall apply to withdrawals under this Section.

8.3 Hardship Withdrawals.

(a) Upon the application of any Participant who has not attained age 59½, the Committee, in accordance with its uniform nondiscriminatory rules, may permit such Participant to withdraw all or a portion (subject to subsection (b) below) of the amount in the Before-Tax Contributions Section of his Accounts if the Participant is able to demonstrate financial hardship and provided, however, that all amounts available as Regular Withdrawals described in Section 8.1 shall first be withdrawn. A Participant shall be considered to have demonstrated financial hardship only if the Participant demonstrates that the purpose of the withdrawal is to meet his immediate and heavy financial needs, the amount of the withdrawal does not exceed such financial needs, and the amount of the withdrawal is not reasonably available from other resources. A Participant making application under this Section 8.3 shall have the burden of demonstrating a financial hardship to the Committee, and the Committee shall not permit withdrawal under this subsection without first receiving such proof.

The Participant will be deemed to have demonstrated that the purpose of the withdrawal is to meet his immediate and heavy financial needs only if he represents that the distribution is on account of:

(i) medical expenses (as described in Code section 213(d)) incurred by the Participant, his spouse, or any of his dependents, or necessary for such persons to obtain medical care;

(ii) the purchase (excluding mortgage payments) of a principal residence for the Participant;

(iii) the payment of tuition, related educational fees, and room and board expenses for the next 12 months of post-secondary education for the Participant, his spouse, children, or dependents;

(iv) payments necessary to prevent eviction from or foreclosure on the Participant's principal residence or the mortgage on that residence; or

(v) any other condition determined by the Committee pursuant to its uniform Committee Rules to represent a financial hardship.

Moreover, the Participant will be deemed to have demonstrated that the amount of the withdrawal is unavailable from his other resources and in an amount not in excess of that necessary to satisfy his immediate and heavy financial needs only if each of the following requirements is satisfied:

(i) the Participant represents that the distribution is not in excess of the amount of his immediate and heavy financial needs, except that the withdrawal may include any amounts necessary to pay any federal, state, or local income taxes or penalties reasonably anticipated to result from the withdrawal; and

(ii) the Participant has obtained all distributions, other than hardship distributions, and all nontaxable loans currently available to him under all other qualified and nonqualified deferred compensation plans currently maintained by an Employer.

In the event of any withdrawal by a Participant pursuant to this Section 8.3, (i) such Participant's Contributions under this Plan and his contributions under all other qualified and nonqualified deferred compensation plans maintained by an Employer shall be suspended for a period of 12 months following such withdrawal, and (ii) for the calendar year following the calendar year in which such withdrawal occurred, the amount of the Participant's Before-Tax Contributions may not exceed the limitation on the amount of Before-Tax Contributions which may be contributed, as set forth in subsection 3.5(a), less the amount of any Before-Tax Contributions made by said Participant during the calendar year of the withdrawal.

(b) No hardship withdrawal shall exceed the balance then credited to the Participant's Before-Tax Contributions Section of his Accounts (or, if less, the

Current Market Value thereof) nor shall any withdrawal include earnings on such Contributions after December 31, 1988.

The spousal consent requirements applicable to Ballard Heritage Employees under Section 7.6 shall apply to withdrawals under this Section.

8.4 Distribution of Withdrawals.

(a) Regular Withdrawals and Over Age 59-1/2 Withdrawals. Regular Withdrawals and Over Age 59-1/2 Withdrawals shall be permitted as of any Valuation Date following Timely Notice. A distribution of a withdrawal shall be made as soon as practicable after the withdrawal request or such other time as specified by Committee rule. A Participant who is entitled to receive a Regular Withdrawal or an Over Age 59-1/2 Withdrawal may on Timely Notice elect to receive such distribution in the form of an All Stock Distribution, a Stock and Cash Distribution or an All Cash Distribution.

(b) Hardship Withdrawals. If a Participant's application for a hardship withdrawal is approved, the effective date for such withdrawal shall be the Valuation Date coincident with or immediately following such approval. If the Participant's application for a hardship withdrawal is denied and, on appeal, subsequently approved, the effective date for such withdrawal shall be the Valuation Date coincident with or immediately following the date of the Committee's decision on the appeal. Hardship withdrawals will be made only in the form of an All Cash Distribution.

8.5 Miscellaneous.

(a) Notwithstanding anything in this Article VIII to the contrary, the withdrawal and loan provisions of this Article VIII shall not apply for Terminated Participants or Participants whose qualified domestic relations order is pending approval by the Plan Administrator.

(b) In the event of the death of a Participant on or after the Valuation Date with respect to which the Participant has elected to make a withdrawal, but prior to the actual distribution thereof, and if the Committee has notice of the Participant's death prior to such distribution, then such distribution shall be made to the Participant's Beneficiary by the same method as it would have been made to the Participant but for his death.

8.6 Waiver of Right to Withdraw. A Participant who is on an assignment outside of the United States may waive his right to make a withdrawal pursuant to this Article VIII. Any such waiver shall be in writing, in a form acceptable to the Committee and signed by the Participant, and shall be irrevocable. The duration of a waiver hereunder may be for a stated period or until the occurrence of a specified event, at the election of the Participant, but in absence of such an election the waiver shall expire upon termination or completion of the Participant's assignment outside the United States.

8.7 Participant Loans. For purposes of this Section 8.7, "Participant" shall mean a Participant who is a "party in interest" as defined in ERISA section 3(14). Loans shall be available to Participants on a reasonably equivalent basis on the following conditions:

(a) A Participant may, on Timely Notice, request a loan from the Plan under the following terms and conditions, provided that such Participant may not request a loan from the Plan if the Participant has an outstanding loan (whether such outstanding loan has become a deemed distribution under Section 72(p) of the Code) from the Plan at the time of such request. Also, a new loan may not be requested until two weeks after the outstanding loan has been paid in full.

(b) Loan amounts shall be at least $1,000 and shall not exceed the lesser of (i) 50% of Before-Tax Contributions Section of the Participant's Account as of the date of the loan request, less any amounts payable for pending withdrawal or (ii) $50,000 (reduced by the highest outstanding loan balance under the Plan during the one-year period ending on the day before the date on which the loan is made). Loans under any other qualified plan sponsored by the Employer or an Affiliated Employer shall be aggregated with loans under the Plan in determining whether or not the limitation stated herein has been exceeded. Loan amounts shall be taken from the Before-Tax Contributions Section of the Participant's Accounts.

(c) Loans shall be classified as either a General Purpose Loan or a Primary Residence Loan.

(i) A General Purpose Loan may be requested on Timely Notice for any purpose other than for the purchase of a primary residence for the Participant. General Purchase Loans shall be for a term not to exceed 4 years from the date of the loan.

(ii) A Primary Residence Loan may be requested on Timely Notice for the purchase (excluding mortgage payments) or construction of a Participant's primary residence and may be made only upon receipt of proper documentation from the Participant. Primary Residence Loans shall be for a term not to exceed 10 years from the date of the loan.

(d) Loans shall be nonrenewable and nonextendable. Loans shall be repaid, through payroll deduction. Partial manual repayments are not permitted.

(e) Loans shall be repaid (principal and interest) in periodic payments (not less frequently than quarterly) with substantially level amortization required over the term of the loan; provided, however, that a Participant with an outstanding loan who is on an unpaid leave of absence, or qualified military service pursuant to Section 414(u)(4) of the Code, the loan payments are automatically suspended at the commencement of such leave of absence, for a period that is the lesser of (i) the period of the leave of absence or (ii) 12 months (or such longer period that may apply under Code Section 414(u)). The loan payments (including interest that accrues during the leave of absence or military service for periods later than the cure period) will automatically begin upon the return from unpaid leave of absence or military service with the amount of such periodic payments to be at a level amortization over the remaining period of the loan extended for the period of leave not longer than 1 year or the period pursuant to Section 414(u)(4) of the Code. However, the loan must be repaid by the latest date permitted under Code Section 72(p)(2)(B) and the amount of the installments due after the leave ends (or, if earlier, after the first year of the leave or such longer period as may apply under Code Section 414(u)) must not be less than the amount required under the terms of the original loan. For loans whose term would pass the latest date permitted, the amount of the loan will be reamortized to be paid by the latest date permitted under Code section 72(p)(2)(B). Notwithstanding the foregoing, loan payments will be suspended under this Plan as required under Section 414(u)(4) of the Code. Also notwithstanding the foregoing, a Participant whose Contributions are suspended pursuant to Section 3.6 may not elect to suspend his loan repayments.

(f) Loans may be prepaid in full at any time without penalty; provided however, that a Participant who provides notification of his intention to prepay a loan and fails to do so may not resubmit notification for such period as determined by the Committee. Partial prepayments shall be not be permitted.

(g) Each Participant receiving a loan hereunder shall receive a statement reflecting the charges involved in each transaction, including the dollar amount and annual interest rate of the finance charges.

(h) All loans hereunder shall be considered investments of a segregated account of the Trust directed by the borrower. All loans shall be secured by up to 50% of the vested portion of the Participant's Accounts, less any portion of the Participant's Account which has been assigned to an alternate payee under a qualified domestic relations order, to the extent necessary to secure the outstanding loan amount and applied first to the Before-Tax Contributions section of the Participant's Accounts. No additional security shall be permitted.

(i) Interest shall be charged at a rate determined by the Committee and shall be determined with regard to interest rates currently being charged on similar commercial loans by persons in the business of lending money.

(j) Any loan made to a Participant hereunder shall be evidenced by a promissory note which shall be executed by the Participant in such manner and form as the Committee shall determine. Such promissory note shall contain the irrevocable consent of the Participant to payroll deductions.

(k) Fees chargeable in connection with a Participant's loan may be charged, in accordance with a uniform and nondiscriminatory policy established by the Committee, against the Participant's Account to whom the loan is granted.

(l) All loans shall be made from the Before-Tax Contributions section of the Participant's Accounts and pro rata from the Investment Fund in which the Before-Tax Contributions section of such Participant's Account are then invested.

(m) Loan repayments to the Plan by the Participant shall be made on an after-tax basis and shall be allocated to the Before-Tax Contributions section of the Participant's Account in the Investment Funds in the proportion that Before-Tax Contributions section such Account is represented and shall be invested in the Investment Funds on the basis of the Participant's investment election under Section 3.4 in effect at the time of such loan repayment.

(n) In the event that the Participant fails to make any required loan repayment before a loan is repaid in full, the unpaid balance of the loan, with interest due thereon, shall become immediately due and payable, unless the Committee determines otherwise. In the event that a loan becomes immediately due an payable (in "default") pursuant to this Section 8.7, the Participant (or his Beneficiary, if the Beneficiary is the surviving spouse, in the event of the Participant's death) may satisfy the loan by paying the outstanding balance in full within such time as may be specified by the Committee in a uniform and nondiscriminatory manner. Otherwise, any such outstanding loan shall be deducted from the portion of the Participant's vested Accounts (first from the Before-Tax Contributions section of his Accounts) before any benefit which is or becomes payable to the Participant or his Beneficiary is distributed. In the case of a benefit which becomes payable to the Participant or his Beneficiary pursuant to Article 7 (or would be payable to the Participant or Beneficiary but for such individual's election to defer the receipt of benefits), the deduction described in the preceding sentence shall occur on the earliest date following such default on which the Participant or Beneficiary could receive payment of such benefit, had the proper application been filed or election been made, regardless of whether or not payment is actually made to the Participant or Beneficiary on such date. In the case of a benefit which becomes payable under any other provision, the deduction shall occur on the date such benefit is paid. The Committee shall also be entitled to take any and all other actions necessary and appropriate to enforce collection of the outstanding balance of the loan. Failure of the Committee to strictly enforce Plan rights with respect to a default on a Plan loan shall not constitute a waiver of such rights.

(o) The outstanding loan balance or balances of a KCTC Heritage Employee under the KCTC Salaried Plan shall be transferred to, and repayment made to, this Plan effective as of January 1, 1997, and shall be subject to the terms of this Plan to the extent not inconsistent with the terms of the outstanding loan; provided, however, that a KCTC Heritage Employee whose loan is transferred to this Plan with past due loan payments shall have an extended grace period, as determined by the Committee, in which to avoid default under this Section 8.7, provided the total grace period under this Plan and the KCTC Salaried Plan does not exceed the time period as provided under the rules of the Internal Revenue Service. Such outstanding loan balance shall be taken into account for all purposes under this Section 8.7.

The spousal consent requirement applicable to Ballard Heritage Employees under Section 7.6 shall apply to participant loans under this Section.

ARTICLE IX

INCENTIVE INVESTMENT PLAN COMMITTEE

9.1 Membership. The Committee shall consist of at least three persons who shall be officers or directors of the Corporation or Eligible Employees. Members of the Committee shall be appointed from time to time by, and shall serve at the pleasure of, the Chief Executive Officer of the Corporation. The Committee shall elect one of its members as chairman. The Committee shall not receive compensation for its services. Committee expenses shall be paid by the Corporation.

9.2 Powers. The Committee shall have all such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the power to construe or interpret the Plan, to determine all questions of eligibility hereunder, to determine the method of payment of any Accounts hereunder, to adopt rules relating to the giving of Timely Notice, and to perform such other duties as may from time to time be delegated to it by the Chief Executive Officer of the Corporation. The Committee may prescribe such forms and systems and adopt such rules and actuarial methods and tables as it deems advisable. It may employ such agents, attorneys, accountants, actuaries, medical advisors, or clerical assistants (none of whom need be members of the Committee) as it deems necessary for the effective exercise of its duties, and may delegate to such agents any power and duties, both ministerial and discretionary, as it may deem necessary and appropriate.

9.3 Procedures. A majority of the Committee members shall constitute a quorum. The Committee may take any action upon a majority vote at any meeting at which a quorum is present, and may take any action without a meeting upon the unanimous written consent of all members. All action by the Committee shall be evidenced by a certificate signed by the chairman or by the secretary to the Committee. The Committee shall appoint a secretary to the Committee who need not be a member of the Committee,and all acts and determinations of the Committee shall be recorded by the secretary, or under his supervision. All such records, together with such other documents as may be necessary for the administration of the Plan, shall be preserved in the custody of the secretary.

9.4 Rules and Decisions. All rules and decisions of the Committee shall be uniformly and consistently applied to all Eligible Employees and Participants under this Plan in similar circumstances and shall be conclusive and binding upon all persons affected by them. The Committee shall have absolute discretion in carrying out its duties under the Plan.

9.5 Authorization of Payments. Subject to the provisions hereof, it shall be the duty of the Committee to furnish the Trustee with all facts and directions necessary or pertinent to the proper disbursement of the Trust funds.

9.6 Books and Records. The records of the Employers shall be conclusive evidence as to all information contained therein with respect to the basis for participation in the Plan and for the calculation of Contributions and Company Matching Contributions.

9.7 Perpetuation of the Committee. In the event that the Corporation shall for any reason cease to exist, then, unless the Plan is adopted and continued by a successor, the members of the Committee at that time shall remain in office until the final termination of the Trust, and any vacancies in the membership of the Committee caused by death, resignation, disability or other cause, shall be filled by the remaining member or members of the Committee.

9.8 Claim Procedure. The Committee shall establish a procedure for handling all claims by all persons. In the event any claim is denied, the Committee shall provide a written explanation to the person stating the reasons for denial.

9.9 Allocation or Reallocation of Fiduciary Responsibilities. The Named Fiduciary may allocate powers and responsibilities not specifically allocated by the Plan, or reallocate powers and responsibilities specifically allocated by the Plan, to designated persons, partnerships or corporations other than the Committee, and the members of the Committee may allocate their responsibilities under the Plan among themselves. Any such allocation, reallocation, or designation shall be in writing and shall be filed with and retained by the secretary of the Committee with the records of the Committee. Notwithstanding the foregoing, no reallocation of the responsibilities provided in the Trust to manage or control the Trust assets shall be made other than by an amendment to the Trust.

9.10 Plan Administrator. The Corporation shall be the Plan Administrator as described in ERISA.

9.11 Service of Process. The Corporation shall be the designated recipient of service of process with respect to legal actions regarding the Plan.

ARTICLE X

AMENDMENT AND TERMINATION

10.1 Amendment and Termination. While it is intended that the Plan shall continue in effect indefinitely, the Board may from time to time modify, alter or amend the Plan or the Trust, and may at any time order the temporary suspension or complete discontinuance of Company Matching Contributions or may terminate the Plan, provided, however, that

(i) no such action shall make it possible for any part of the Trust assets (except such part as is used for the payment of expenses) to be used for or diverted to any purpose other than for the exclusive benefit of Participants or their Beneficiaries;

(ii) no such action shall adversely affect the rights or interests of Participants theretofore vested under the Plan; and

(iii) in the event of termination of the Plan or complete discontinuance of Company Matching Contributions hereunder, all rights and interests of Participants not theretofore vested shall become vested as of the date of such termination or complete discontinuance.

Any action permitted to be taken by the Board under the foregoing provision regarding the modification, alteration or amendment of the Plan or the Trust may be taken by the Committee, using its prescribed procedures, if such action

(1) is required by law,

(2) is estimated not to increase the annual cost of the Plan by more than $1,000,000, or

(3) is estimated not to increase the annual cost of the Plan by more than $25,000,000, provided such action is approved and duly executed by the Chief Executive Officer of the Corporation.

Any action taken by the Board or Committee shall be made by or pursuant to a resolution duly adopted by the Board or Committee and shall be evidenced by such resolution or by a written instrument executed by such persons as the Board or Committee shall authorize for such purpose.

The Committee shall report to the Chief Executive Officer of the Corporation before January 31 of each year all action taken by it hereunder during the preceding calendar year.

However, nothing herein shall be construed to prevent any modification, alteration or amendment of the Plan or of the Trust which is required in order to comply with any law relating to the establishment or maintenance of the Plan and Trust, including but not limited to the establishment and maintenance of the Plan or Trust as a qualified employee plan or trust under the Code, even though such modification, alteration, or amendment is made retroactively or adversely affects the rights or interests of a Participant under the Plan.

ARTICLE XI

MISCELLANEOUS

11.1 Non-Guarantee of Employment. Nothing contained in this Plan shall be construed as a contract of employment between an Employer and a Participant, or as a right of any Participant to be continued in the employment of his Employer, or as a limitation of the right of an Employer to discharge any Participant with or without cause.

11.2 Rights to Trust Assets. No Participant or any other person shall have any right to, or interest in, any part of the Trust assets upon termination of his employment or otherwise, except as provided from time to time under this Plan, and then only to the extent of the amounts due and payable to such person out of the assets of the Trust. All payments as provided for in this Plan shall be made solely out of the assets of the Trust and neither the Employers, the Trustee, nor any member of the Committee shall be liable therefor in any manner.

The Employers shall have no beneficial interest of any nature whatsoever in any Employer Contributions after the same have been received by the Trustee, or in the assets, income or profits of the Trust, or any part thereof, except to the extent that forfeitures as provided in the Plan shall be applied to reduce the Employer Contributions.

11.3 Disclaimer of Liability. Neither the Trustee, the Employers, nor any member of the Committee shall be held or deemed in any manner to guarantee the funds of the Trust against loss or depreciation.

11.4 Non-Recommendation of Investment. The availability of any security hereunder shall not be construed as a recommendation to invest in such security. The decision as to the choice of investment of Contributions must be made solely by each Participant, and no officer or employee of the Corporation or the Trustee is authorized to make any recommendation to any Participant concerning the allocation of Contributions hereunder.

11.5 Indemnification of Committee. The Employers shall indemnify the Committee and each of its members and hold them harmless from the consequences of their acts or conduct in their official capacity, including payment for all reasonable legal expenses and court costs, except to the extent that such consequences are the result of their own willful misconduct or breach of good faith.

11.6 Selection of Investments. The Trustee shall have the sole discretion to select investments for the various funds provided for herein even though the same may not be legal investments for trustees under the laws applicable thereto.

11.7 Non-Alienation. Except as otherwise provided herein, no right or interest of any Participant or Beneficiary in the Plan and the Trust shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, attachment, garnishment, execution, levy, bankruptcy, or any other disposition of any kind, either voluntary or involuntary, prior to actual receipt of payment by the person entitled to such right or interest under the provisions hereof, and any such disposition or attempted disposition shall be void.

11.8 Facility of Payment. If the Committee has notice that a Participant entitled to a distribution hereunder, or his Beneficiary, is incapable of caring for his own affairs, because of illness or otherwise, the Committee may direct that any distribution from such Participant's Accounts may be made, in such shares as the Committee shall determine, to the spouse, child, parent or other blood relative of such Participant, or his Beneficiary, or any of them, or to such other person or persons as the Committee may determine, until such date as the Committee shall determine that such incapacity no longer exists. The Committee shall be under no obligation to see to the proper application of the distributions so made to such person or persons, and any such distribution shall be a complete discharge of any liability under the Plan to such Participant, or his Beneficiary, to the extent of such distribution.

11.9 Allocation in the Event of Advance Contributions. In the event that the Employer's tax deduction with respect to amounts contributed to the Plan pursuant to Articles III and IV for the months in the final quarter of a Plan Year results in such amounts being deemed advanced contributions of the Employer with respect to the taxable year of the Employer ending within such Plan Year, such amounts shall be considered allocated pursuant to Articles III and IV, as applicable, as of the last day of such taxable year.

11.10 Action by a Committee of the Board. Any action which is required or permitted to be taken by the Board under the Plan may be taken by the Compensation Committee of the Board or any other duly authorized committee of the Board designated under the By-Laws of the Corporation.

11.11 Qualified Domestic Relations Orders. Anything in this Plan to the contrary notwithstanding:

(a) Alternate Payee's Accounts. An alternate payee under a domestic relations order determined by the Corporation to be a qualified domestic relations order (as defined in Code section 414(p)) shall have established and maintained for him separate Accounts similar to the Accounts of the Participant specified in the qualified domestic relations order. The alternate payee's Accounts shall be credited with his interest in such Participant's Accounts, as determined under the qualified domestic relations order. Except to the extent specifically provided by the qualified domestic relations order, no amount of the non-vested portion, if any, of the Participant's Employer Accounts shall be credited to the alternate payee's Accounts. Subsection 6.2(c) and Sections 6.3, 6.4, and 6.5 shall apply to the alternate payee's Accounts as if the alternate payee were a Participant.

(b) Investment of Alternate Payee's Accounts. An alternate payee may on Timely Notice elect to reallocate or transfer all or any percentage portion of any of his Employee Accounts or Employer Accounts or both, consistent with subsection 6.1(a). An alternate payee's interest arising from this reallocation shall be invested in the various funds in accordance with the alternate payee's directions. For purposes of subsection 6.1(b), any such reallocation shall be treated as a reallocation in accordance with subsection 6.1(a).

(c) Alternate Payee's Beneficiary. Except to the extent otherwise provided by the qualified domestic relations order relating to an alternate payee:

(i) the alternate payee may designate on Timely Notice a beneficiary,

(ii) if no such person is validly designated or if the designated person predeceases the alternate payee, the beneficiary of the alternate payee shall be his estate, and

(iii) the beneficiary of the alternate payee shall be accorded under the Plan all the rights and privileges of the Beneficiary of a Participant.

(d) Distribution to Alternate Payee. An alternate payee shall be entitled to receive a distribution from the Plan in accordance with the qualified domestic relations order relating to the alternate payee. Such distribution may be made only in a method provided in Section 7.7 and shall include only such amounts as have become vested; provided, however, that if a qualified domestic relations order so provides, a Lump Sum Distribution or Partial Distribution of the total vested amount credited to the alternate payee's Accounts may be made to the alternate payee before the date that the Participant specified in the qualified domestic relations order attains his earliest retirement age (as defined in Code section 414(p)(4)(B)). A qualified domestic relations order may provide that until a distribution is made to the alternate payee, the alternate payee may make withdrawals in accordance with Article VIII as if the alternate payee were an employed Participant; provided, however, that (i) hardship withdrawals from the portion of the alternate payee's Accounts attributable to the Before-Tax Contributions Section of the Accounts of the Participant specified in the qualified domestic relations order shall not be available to an alternate payee and (ii) no withdrawal suspension penalties shall be imposed on account of a withdrawal by an alternate payee.

(e) Vesting of Alternate Payee's Accounts. In the event that the qualified domestic relations order provides for all or part of the non-vested portion of the Participant's Employer Accounts to be credited to the Accounts of the alternate payee, such amounts shall vest and/or be forfeited at the same time and in the same manner as the Accounts of the Participant specified in the qualified domestic relations order; provided, however, that no forfeiture shall result to the Accounts of the alternate payee due to any distribution to or withdrawal by the Participant from his Accounts or any distribution to or withdrawal by the alternate payee from the vested portion of the Accounts of the alternate payee.

11.12 Compensation Limit. In addition to other applicable limitations which may be set forth in the Plan and notwithstanding any other contrary provision of the Plan, compensation taken into account under the Plan for Plan Years beginning on January 1, 1989 and ending prior to January 1, 1994, shall not exceed $200,000, adjusted for changes in the cost of living as provided in Code section 415(d), and compensation taken into account under the Plan for Plan Years beginning on or after January 1, 1994, shall not exceed $150,000, adjusted for changes in the cost of living as provided in Code sections 401(a)(17)(B) and 415(d).

In applying the above limitation, the Family Members of a Highly Compensated Eligible Employee who is subject to the Family Member aggregation rules of Code section 414(q)(6) because such Highly Compensated Eligible Employee is either a "Five Percent Owner" (as defined within Subsection 2.1(hh) of the Employer or an Affiliated Employer or one of the ten Highly Compensated Eligible Employees paid the greatest "Compensation" (as defined within Subsection 2.1(hh) during the Year and such Highly Compensated Eligible Employee, shall be treated as a single Participant, except that for this purpose "Family Members" shall include only the affected Highly Compensated Eligible Employee's spouse and any lineal descendants who have not attained age 19 before the close of the Year. If, as a result of the application of such rules, the adjusted limitation is exceeded, then the limitation shall be prorated among the Highly Compensated Eligible Employee and Family Members in proportion to each one's Total Compensation prior to the application of this limitation, or adjusted in accordance with any other method permitted by applicable regulations. Notwithstanding the foregoing, this paragraph shall not apply for Plan Years beginning after December 31, 1996.

ARTICLE XII

LIMITATIONS ON BENEFITS

12.1 Definitions and Rules.

(a) Definitions. For purposes of Article XII, the following definitions and rules of interpretation shall apply.

(i) "Annual Additions" to a Participant's Accounts under this Plan is the sum, credited to a Participant's Accounts for any Limitation Year, of:

(A) Company contributions,

(B) forfeitures, if any, and

(C) Participant Contributions.

(ii) "Annual Benefit" -

(A) A benefit which is payable annually in the form of a straight life annuity under a defined benefit plan maintained by the Company which is subject to the limitations of Code section 415. In the case of such a benefit which is not payable in the form of a straight life annuity, the benefit will be adjusted in accordance with subsection 12.1(a)(ii)(C) below.

(B) When there is a transfer of assets or liabilities from one qualified plan to another, the Annual Benefit attributable to the assets transferred shall not be taken into account by the transferee plan in applying the limitations of Code section 415. The Annual Benefit payable on account of the transfer for any individual that is attributable to the assets transferred will be equal to the annual benefit transferred on behalf of such individual multiplied by a fraction, the numerator of which is the value of the total assets transferred and the denominator of which is the value of the total liabilities transferred.

(C) In the case of a retirement benefit under a defined benefit plan subject to the limitations of Code section 415(b) which is in any form other than a straight life annuity, such benefit will be adjusted to a straight life annuity beginning at the same age which is the actuarial equivalent of such benefit in accordance with applicable regulations and rules determined by the Commissioner, but without taking into account:

(1) the value of a qualified joint and survivor annuity (as defined in Code section 401(a)(11)(G)(iii) and the regulations thereunder) provided by a defined benefit plan to the extent that such value exceeds the sum of (a) the value of a straight life annuity beginning on the same date and (b) the value of any post-retirement death benefits which would be payable even if the annuity were not in the form of a joint and survivor annuity,

(2) the value of benefits that are not directly related to retirement benefits (such as, but not limited to, pre-retirement disability and death benefits), and

(3) the value of benefits provided by a defined benefit plan which reflect post-retirement cost-of-living increases to the extent that such increases are in accordance with Code section 415(d) and the regulations thereunder.

(D) In the case of a retirement benefit beginning before the Social Security Retirement Age under a defined benefit plan subject to the limitations of Code section 415(b), such benefit will be adjusted to the actuarial equivalent of a benefit beginning at the Social Security Retirement Age in accordance with applicable regulations and rules determined by the Commissioner, but this adjustment is only for purposes of applying the dollar limitation described in Code section 415(b)(1)(A) to the Annual Benefit of the Participant.

(E) If a Participant has less than 10 Years of Vesting Service with the Company at the time the Participant begins to receive retirement benefits under a defined benefit plan, the benefit limitations described in Code section 415(b)(1) and (4) are to be reduced by multiplying the otherwise applicable limitation by a fraction, the numerator of which is the number of Years of Vesting Service with the Company as of, and including, the current Limitation Year, and the denominator of which is 10. For purposes of this paragraph (E), Years of Vesting Service shall be determined in accordance with such defined benefit plan.

(F) In the case of a retirement benefit beginning after the Social Security Retirement Age under a defined benefit plan subject to the limitations of Code section 415(b), such benefit will be adjusted to the actuarial equivalent of a benefit beginning at the Social Security Retirement Age in accordance with applicable regulations and rules determined by the Commissioner, but this adjustment is only for purposes of applying the dollar limitation described in Code section 415(b)(1)(A) to the Annual Benefit of the Participant.

(G) For purposes of this Section, the "Social Security Retirement Age" shall mean the age used as the retirement age under section 216(l) of the Social Security Act, applied without regard to the age increase factor and as if the early retirement age under section 216(l)(2) of the Social Security Act were 62.

(iii) "Company" - any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b) and modified by Code section 415(h)) or an affiliated service group (as defined in section 414(m) of the Code) which includes an Employer; any trades or businesses (whether or not incorporated) which are under common control (as defined in Code section 414(c) and modified by Code section 415(h)) with an Employer; or any other entity required to be aggregated with an Employer pursuant to Code section 414(o).

(iv) "Compensation" with respect to a Limitation Year -

(A) Compensation includes amounts actually paid or made available to a Participant (regardless of whether he was such during the entire Limitation Year);

(1) as wages, salaries, fees for professional service, and other amounts received for personal services actually rendered in the course of employment with the Company including but not limited to commissions, compensation for services on the basis of a percentage of profits and bonuses;

(2) for purposes of (i) above, earned income from sources outside the United States (as defined in Code section 911(b)); whether or not excludable from gross income under Code section 911 or deductible under Code section 913;

(3) amounts described in Code sections 104(a)(3), 105(a) and 105(h) but only to the extent that these amounts are includable in the gross income of the Participant;

(4) amounts paid or reimbursed by the Company for moving expenses incurred by the Participant, but only to the extent that these amounts are not deductible by the Participant under Code section 217;

(5) value of a nonqualified stock option granted to the Participant, but only to the extent that the value of the option is includable in the gross income of the Participant in the taxable year in which granted;

(6) the amount includable in the gross income of a Participant upon making the election described in Code section 83(b).

(B) excludes -

(1) amounts contributed to this Plan by Employers on behalf of Participants as Before-Tax Contributions (and not considered Basic After-Tax Contributions under Section 3.5(a)(ii) nor recharacterized as Basic After-Tax Contributions under Section 3.5(b)(iii)) and any amount which is contributed or deferred by the Employer at the election of the Employee under Section 125 of the Code; provided, however that for Limitation Years beginning after December 31, 1997, such amounts shall be included as "Compensation" with respect to such Limitation Year.

(2) contributions made by the Company to a plan of deferred compensation to the extent that, before the application of the Code section 415 limitations to that plan, the contributions are not includable in the gross income of the Participant for the taxable year in which contributed and any distributions from a plan of deferred compensation, regardless of whether such amounts are includable in the gross income of the Participant when distributed; provided however, any amounts received by a Participant pursuant to an unfunded nonqualified plan shall be considered as Compensation in the year such amounts are includable in the gross income of the Participant;

(3) amounts realized from the exercise of a nonqualified stock option, or recognized when restricted stock (or property) held by a Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture pursuant to Code section 83 and the regulations thereunder;

(4) amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;

(5) other amounts which receive special tax benefits such as premiums for group term life insurance (but only to the extent that the premiums are not includable in the gross income of the Participant); and

(6) Compensation in excess of the limit set forth in Section 11.12.

In lieu of the above definition of "Compensation," effective for Plan Years beginning after December 31, 1991, the following alternative definitions of "Compensation" in (A) or (B) below may be applied with respect to a Limitation Year, as determined by the Committee in its discretion:

(A) Wages within the meaning of Section 3401(a) of the Code and all other payments of compensation to an Employee by his Employer (in the course of the Employer's trade or business) for which the Employer is required to furnish the Employee a written statement under Section 6041(d), 6051(a)(3), and 6052 of the Code, but excluding amounts paid or reimbursed by the Employer for moving expenses incurred by an Employee, but only to the extent that at the time of the payment it is reasonable to believe that these amounts are deductible by the Employee under Section 217 of the Code, and determined without regard to any rules under Section 3401(a) of the Code that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

(B) Wages within the meaning of Section 3401(a) of the Code (for purposes of income tax withholding at the source) of the Participant but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

For Limitation Years beginning after December 31, 1997, "Compensation" hereunder includes amounts contributed or deferred by the Employer on behalf of the Employee under sections 125 or 401(k) of the Code.

(v) "Limitation Year" - a calendar year;

(vi) "Maximum Permissible Amount" -

(A) for a Limitation Year, with respect to any Participant, subject to the rule in paragraph (B), the lesser of

(1) $30,000 (or, if greater, 1/4 of the dollar limitation in effect under Code section 415(b)(1)(A)), or

(2) 25% of the Participant's Compensation for the Limitation Year.

(B) As of January 1 of each calendar year, the dollar limitation set forth in subparagraph (A)(1) above shall be adjusted automatically for cost-of-living increases to equal the dollar limitation as determined by the Commissioner for that calendar year under Code section 415(d)(1)(B). This adjusted dollar limitation applies for the Limitation Year ending with that calendar year.

(vii) "Projected Annual Benefit" - the Annual Benefit to which a Participant would be entitled under a defined benefit plan maintained by the Company on the assumptions that he or she continues employment until the normal retirement age (or current age, if that is later) thereunder, that his or her Compensation continues at the same rate as in effect for the Limitation Year under consideration until such age, and that all other relevant factors used to determine benefits under the Plan remain constant as of the current Limitation Year for all future Limitation Years;

(b) Other Rule. For purposes of applying the limitations of Code section 415(b), (c) and (e) applicable to a Participant for a particular Limitation Year, all qualified defined contribution plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as part of this Plan and all qualified defined benefit plans (without regard to whether a plan has been terminated) ever maintained by the Company will be treated as one defined benefit plan.

12.2 Limits.

(a) Annual Addition Limit. The amount of the Annual Addition which may be credited under this Plan to any Participant's Accounts as of any allocation date shall not exceed the Maximum Permissible Amount (based upon his Compensation up to such allocation date) reduced by the sum of any Annual Additions made to the Participant's Accounts under this Plan as of any preceding allocation date within the Limitation Year. If an allocation date of this Plan coincides with an allocation date of any other qualified defined contribution plan maintained by the Company, the amount of the Annual Additions which may be credited under this Plan to any Participant's Accounts as of such date shall be an amount equal to the product of the amount to be credited under this Plan without regard to this Section 12.2 multiplied by the lesser of 1.0 or a fraction, the numerator of which is the amount described in this subsection (a) of Section 12.2 during the Limitation Year and the denominator of which is the amount that would otherwise be credited on this allocation date under all plans without regard to this Section 12.2. If contributions to this Plan by or on behalf of a Participant are to be reduced as a result of this Section 12.2, such reduction shall be effected by first reducing the Participant's Retirement Contributions under the Kimberly-Clark Corporation Retirement Contribution Plan, as provided under that plan; then, under this Plan, (i) any Unrestricted After-Tax Contributions, (ii) if and to the extent necessary, by proportionately reducing any Basic After-Tax Contributions and corresponding Company Matching Contributions and (iii), if and to the extent necessary, by proportionately reducing any Before-Tax Contributions and corresponding Company Matching Contributions. If as a result of a reasonable error in estimating a Participant's Compensation, or under the limited facts and circumstances which the Commissioner finds justify the availability of the rules set forth in this Section 12.2, the allocation of Annual Additions under the terms of the Plan for a particular Participant would cause the limitations of Code section 415 applicable to that Participant for the Limitation Year to be exceeded, the excess amounts shall not be deemed to be Annual Additions in that Limitation Year if they are treated as follows:

(i) The excess amounts in the Participant's Account consisting of Participant Contributions and Contributions made on his behalf and any increment attributable thereto shall be paid to the Participant as soon as administratively feasible.

(ii) The excess amounts in the Participant's Account consisting of Company Matching Contributions shall be used to reduce Company Matching Contributions for the next Limitation Year (and succeeding Limitation Years, as necessary) for all Participants in the Plan.

(b) Overall Limit. For any Participant of this Plan who at any time participated in a defined benefit plan maintained by the Company, the rate of benefit accrual by such Participant in each defined benefit plan in which the Participant participates during the Limitation Year will be reduced to the extent necessary to prevent the sum of the following fractions, computed as of the close of the Limitation Year, from exceeding 1.0:

(i) The Projected Annual Benefit of the Participant under the defined benefit plan

over

The lesser of (1) the product of 1.25 multiplied by the dollar limitation in effect under Code section 415(b)(1)(A) for such Limitation Year or (2) the product of 1.4 multiplied by the amount which may be taken into account under Code section 415(b)(1)(B) with respect to such Participant for such Limitation Year,

plus

(ii) The sum of Annual Additions to such Participant's Accounts under this Plan in such Limitation Year and for all prior Limitation Years

over

The sum of the lesser of the following amounts determined for such year and for each prior year of service with the Company: (1) the product of 1.25 multiplied by the dollar limitation in effect under Code section 415(c)(1)(A) for such Limitation Year or (2) the product of 1.4 multiplied by 25% of the Participant's Compensation for such Limitation Year.

(c) Special Rules Applicable to Computation of Overall Limit.

(i) For purposes of applying the defined contribution plan fraction in Section 12.2(b), for any Limitation Year beginning after December 31, 1975, the following rules shall apply with respect to Limitation Years before January 1, 1976:

(A) The aggregate amount taken into account in determining the numerator of such fraction is deemed not to exceed the aggregate amount taken into account in determining the denominator of the fraction.

(B) The amount taken into account for purposes of subsection 12.1(a)(i)(C)(1) is an amount equal to the excess of the aggregate amount of the Participant's contributions for such years during which he was an active participant in the Plan over 10% of the Participant's aggregate Compensation for all such years, multiplied by a fraction, the numerator of which is 1.0 and the denominator of which is the number of years beginning before January 1, 1976, during which the Participant participated in the Plan. Participant contributions made on or after October 2, 1973, shall be taken into account for purposes of the preceding sentence only to the extent that the amount of such contributions was permissible under a plan as in effect on that date.

(ii) In any case where the sum of the fractions in Section 12.2(b) is greater than 1.0 calculated as of the close of the last Limitation Year beginning before January 1, 1983 for a Participant in accordance with regulations prescribed by the Commissioner pursuant to Section 235(g)(3) of the Tax Equity and Fiscal Responsibility Act of 1982, an amount shall be subtracted from the numerator of the defined contribution plan fraction so that the sum of such fractions does not exceed 1.0 for such Limitation Year.

(d) Repeal of Overall Limit. For Limitation Years beginning after December 31, 1999, the overall limit described in subsection 12.2(b) and (c) shall no longer apply under the Plan.

ARTICLE XIII

MERGER

No merger or consolidation with or transfer of any assets or liabilities to any other plan after September 2, 1974, shall be made unless, upon completion thereof, the value of each Participant's Account shall immediately after said merger, consolidation, or transfer be equal to or greater than the value of the Participant's Account immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

ARTICLE XIV

TOP-HEAVY REQUIREMENTS

14.1 Top-Heavy Requirements. Notwithstanding any other provisions of this Plan, the following rules shall apply for any Plan Year if as of the last day of the preceding Plan Year, based on valuations as of such date, the sum of the present value of accrued benefits and Accounts of "key employees" (within the meaning of Code section 416) exceeds 60% of a similar sum for all employees under each plan of the Employer or any Affiliated Employer in which a "key employee" participates and each other plan of the Employer or any Affiliated Employer which enables any such plan to meet the requirements of Code section 401(a)(4) or 410. A Plan Year during which such rules apply shall be known as a "Top-Heavy Plan Year."

(a) Vesting. A Participant who is credited with an Hour of Service during the Top-Heavy Plan Year, or in any Plan Year after the Top-Heavy Plan Year, and who has completed at least three years of Service shall have a nonforfeitable right to 100% of his Employer Accounts and no such amount may become forfeitable if the Plan later ceases to be Top-Heavy nor may such amount be forfeited under the provisions of Code sections 411(a)(3)(B) (relating to suspension of benefits upon reemployment) or 411(a)(3)(D) (relating to forfeitures upon withdrawal of mandatory contributions). If the Plan become Top-Heavy and later ceases to be Top-Heavy, this vesting schedule shall no longer apply and benefits which have not at such time vested under this schedule shall vest only in accordance with other provisions of this Plan, provided that any Participant with at least 3 years of Service shall be entitled to continue to utilize this schedule for vesting purposes by making an election at the time and in the manner specified by the Committee.

(b) Required Contributions. Each Employer shall contribute on behalf of each employee eligible to participate in the Plan, the lesser of:

(i) 3% of such employee's compensation (within the meaning of Code section 415); or

(ii) the percentage of such employee's compensation (within the meaning of Code section 415) which is equal to the percentage at which contributions were made for that Plan Year on behalf of the "key employee" for whom such percentage is the greatest for such Plan Year, as prescribed by Code section 416(c)(2)(B) and regulations thereunder;

provided, however, that any contributions for any employee required of any Employer by the above provisions of this subsection 14.1(b) shall be reduced by the amount of any Company Matching Contribution made with respect to such Plan Year for such employee under Article IV of this Plan. Any contribution made pursuant to this subsection 14.1(b) shall be allocated to the Employer K-C Stock Account on behalf of the employee for whom such contribution is made.

(c) Additional Limitations. No allocations may be made to the Account of a Participant the sum of whose defined benefit plan fraction and defined contribution plan fraction, as defined in Code section 415(e), exceeds 1.0 when the dollar amounts, as defined in Section 12.2(b) hereof, are multiplied by 1.0 rather than 1.25.

The provisions of this Section 14.1 shall be interpreted in accordance with the provisions of Code section 416 and any regulations thereunder, which are hereby expressly incorporated by reference.

(d) Coordination. In the event a top heavy minimum contribution or benefit is required under this Plan or a defined benefit plan of an Employer that covers a Participant, the top heavy minimum contribution or benefit, as appropriate, shall be provided in this Plan. In the event a top heavy minimum contribution is required under this Plan or another defined contribution plan of an Employer that covers a Participant, the top heavy minimum contribution shall be provided in the other plan.

APPENDIX A

LIST OF EMPLOYERS, PARTICIPATING UNITS AND APPLICABLE SCHEDULES

Employers and Participating Units

Avent, Inc.

All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Ballard Medical Products

All salaried employees of this Employer, including those formerly employed by Wiltek Medical, Inc. in North Carolina or TriMed Specialties, Inc. in Virginia on the date of the acquisition by Ballard, and including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Durafab, Inc.

All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Kimberly-Clark Corporation

(a) All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding (i) employees on temporary assignment from another unit, Employer or classification and (ii) nonexempt salaried employees at the LaGrange Mill, Lexington Mill, Maumelle Facility and Paris Plant.

(b) All nonexempt salaried employees at the Conway Mill, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification; provided that such employees shall be eligible to make Before-Tax Contributions under Article III effective November 1, 1996.

(c) All nonexempt salaried employees at the Corinth Mill and Corinth Away From Home Plant, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification; provided that such employees shall be eligible to make Before-Tax Contributions under Article III effective November 1, 1996.

Kimberly-Clark Financial Services, Inc.

All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Employers and Participating Units

Kimberly-Clark International Services Corporation

All salaried employees of this Employer except those who transfer to a less than 80% owned foreign subsidiary.

Kimberly-Clark Technical Paper, Inc.

All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Kimberly-Clark Tissue Company

Effective January 1, 1997, all KCTC Heritage Employees, and all salaried employees of this Employer hired on or after January 1, 1997, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Kimberly-Clark Worldwide, Inc.

All salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding (i) employees on temporary assignment from another Employer or classification and (ii) nonexempt salaried employees at the Ogden Plant.

Tecnol, Inc.

Effective March 1, 1998, all salaried employees of this Employer, including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment from another Employer or classification.

Exhibit 10.3

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

(Amended through March 1, 2002)

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

(Amended through March 1, 2002)

ARTICLE I

NAME, PURPOSE AND EFFECTIVE DATE OF PLAN

This Kimberly-Clark Corporation Retirement Contribution Plan (the "Plan") has been adopted effective January 1, 1997. Its purpose is to supplement in part the retirement income which eligible Employees may be entitled to receive under the Federal Social Security Act and to encourage Eligible Employees to arrange for personal investment programs. The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify as a profit-sharing plan.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1 Definitions. When the following words and phrases appear in this Plan, they shall have the respective meanings set forth below unless the context clearly indicates otherwise:

(a) Affiliated Employer: An Employer and any corporation which is a member of a controlled group of corporations (as defined in Code section 414(b)) which includes an Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Code section 414(c)) with an Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code section 414(m)) which includes an Employer; and any other entity required to be aggregated with an Employer pursuant to Code section 414(o).

(b) Base Earnings: A Participant's Earnings up to an amount which does not exceed two-thirds (2/3) of the Taxable Wage Base for the Plan Year.

(c) Beneficiary: The person or persons last designated on Timely Notice by a Participant, provided the named person survives the Participant. If no such person is validly designated or if the designated person predeceases the Participant, the Beneficiary shall be the Participant's spouse, if living, and if not, the Participant's estate.

(d) Board: The Board of Directors of the Corporation.

(e) Business Day: Any day on which securities are traded on the New York Stock Exchange.

(f) Code: The Internal Revenue Code of 1986, as amended from time to time.

(g) Committee: The committee designated to administer and regulate the Plan as provided in Article X.

(h) Corporation: Kimberly-Clark Corporation (a Delaware corporation).

(i) Corporation Stock: The common stock of the Corporation.

(j) Current Market Value: The fair market value on any day as determined by the Trustee in accordance with generally accepted valuation principles applied on a consistent basis.

(k) Day of Service: An Employee shall be credited with a Day of Service for each calendar day commencing with the date on which the Employee first performs an Hour of Service until the Employee's Severance from Service Date. If an Employee quits, is discharged, retires, or dies, and such Employee does not incur a One-Year Period of Severance, the Employee shall be credited with a Day of Service for each calendar day elapsed from the Employee's Severance from Service Date to the date on which the Employee again completes an Hour of Service.

(l) Earnings: Remuneration when paid, or would have been paid but for a Participant's deferral election, to a Participant by an Employer for personal services rendered to the Employer (before any withholding required by law or authorized by the person to whom such remuneration is payable), including overtime, bonuses, incentive compensation, vacation pay, deducted military pay, state disability payments received, workers compensation payments received, and to the extent such deductions decrease the individual's base pay, Before-Tax deferrals under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan or Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, or any other plan maintained by an Employer and described under Section 401(k) of the Code, contributions under the Kimberly-Clark Corporation Flexible Benefits Plan or any other plan maintained by an Employer and described under Section 125 of the Code, but excluding any severance payments (except as provided in Section 4.3), payments made under the Kimberly-Clark Equity Participation Plans, pay in lieu of vacation, deferrals under the Kimberly-Clark Corporation Deferred Compensation Plan, compensation paid in a form other than cash (such as goods, services and, except as otherwise provided herein, contributions to employee benefit programs), service or suggestion awards, and all other special or unusual compensation of any kind.

Earnings paid to an Employee for a Plan Year in excess of $150,000 (as adjusted at the same time and in the same manner as under section 415(d) of the Code for that Plan Year) shall not be taken into account.

Notwithstanding the above, in the case of an Employee on foreign assignment, as determined by the Employer pursuant to Committee rule, Earnings shall be base salary, as determined by the Employer pursuant to Committee rule, which includes 401(k) deferrals under the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan or any other plan maintained by an Employer and described under Section 401(k) of the Code, and contributions under the Kimberly-Clark Corporation Flexible Benefits Plan or any other plan maintained by an Employer and described under Section 125 of the Code, plus overtime, bonuses, incentive compensation and vacation pay, but shall exclude foreign service premiums, cost of living adjustments, housing payments, tax equalization payments, severance payments (except as provided in Section 4.3), compensation in a form other than cash (such as goods, services and, except as otherwise provided herein, contributions to employee benefit programs), service or suggestion awards and all other special or unusual compensation of any kind.

(m) Eligible Employee: Any person who is in the employ of an Employer during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer, and

(ii) he is in a Participating Unit.

For purposes of this subsection, "on the regular payroll of an Employer" shall mean paid through the payroll department of such Employer, and shall exclude employees classified by an Employer as intermittent or temporary, and persons classified by an Employer as independent contractors, regardless of how such Employees may be classified by any federal, state, or local, domestic or foreign, governmental agency or instrumentality thereof, or court.

Any leased employee (as defined in Code section 414(n)) shall not be considered an Eligible Employee under the Plan. In addition, a person who formerly was an Eligible Employee shall be treated as an Eligible Employee for all purposes hereunder during such periods as he meets all of the following conditions:

(i) he is an Employee on the regular payroll of an Employer, and

(ii) he is on temporary assignment to provide services for a corporation, hereinafter referred to as the "Affiliate," which is a member of a controlled group of corporations, within the meaning of Code section 414(b) as modified by Code section 415(h), of which the Corporation is a member, and which is not an Employer hereunder.

For purposes of the preceding sentence, a person shall be considered on temporary assignment only if his period of service for an Affiliate is expected to be of brief duration not to exceed 2 years and if he is expected to resume services for an Employer upon the expiration of the temporary assignment with the Affiliate. A person shall also be considered on temporary assignment at other Employers or in other classifications or from another Employer or classification only if his period of service in such assignment is expected to be of brief duration not to exceed 2 years and if he is expected to resume services in his regular assignment upon the expiration of such assignment.

(n) Employee: A person employed by an Employer.

(o) Employer: The Corporation and each Subsidiary which the Committee shall from time to time designate as an Employer for purposes of the Plan and which shall adopt the Plan and the Trust. A list of Employers is set forth in Appendix A.

(p) Equity Company: Any corporation, which is not the Corporation or a Subsidiary, 33-1/3% or more of the voting shares of which are owned directly or indirectly by the Corporation.

(q) ERISA: The Employee Retirement Income Security Act of 1974, as amended from time to time.

(r) Excess Earnings: A Participant's Earnings in excess of the Participant's Base Earnings.

(s) Highly Compensated Eligible Employee: An Eligible Employee who is described in Code section 414(q) and applicable regulations thereunder. An Employee who is described in Code section 414(q) and applicable regulations thereunder generally means an Employee who performed services for the Employer or an Affiliated Employer during the "Determination Year" and is in one or more of the following groups:

(i) Employees who at any time during the "Determination Year" or "Look-Back Year" were "Five Percent Owners" of the Employer or an Affiliated Employer. "Five Percent Owner" means any person who owns (or is considered owning within the meaning of Code Section 318) more than five percent of the outstanding stock of the Employer or stock possessing more than five percent of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code sections 414(b), (c), (m) and (o) shall be treated as separate employers; or

(ii) Employees who received "Compensation" during the "Look-Back Year" from the Employer or an Affiliated Employer in excess of $80,000, adjusted for changes in the cost of living as provided in Code section 415(d) and, if the Employer elects, were in the "Top Paid Group" of Employees for the Plan Year. "Top Paid Group" means the top 20 percent of Employees, excluding those Employees described in Code section 414(q)(8) and applicable regulations, who performed services during the applicable Year, ranked according to the amount of "Compensation" received from the Employer during such Year.

The "Determination Year" shall be the Plan Year for which testing is being performed, and the "Look-Back Year" shall be the immediately preceding 12 month period.

An Employer may make a uniform election with respect to all plans of the Employer to apply a calendar year calculation, as permitted by regulations under Code section 414(q).

For purposes of this subsection, "Compensation" shall mean compensation as defined in subsection 5.1(d), including elective salary reduction contributions made under this Plan or another cash or deferred arrangement or pursuant to Code section 125.

(t) Hours of Service: Each hour for which an Employee is directly or indirectly paid, or entitled to payment, by an Employer for the performance of duties and for reasons other than the performance of duties during the applicable computation period. An Hour of Service shall also include each hour for which back pay, irrespective of mitigation of damages, has been either awarded or agreed to by an Employer. Hours of Service shall be credited to the Employee for the computation period or periods in which the duties are performed or for the period to which the award or agreement pertains, whichever is applicable. Credit for Hours of Service shall be given for periods of absence spent in military service to the extent required by law. Credit for Hours of Service may also be given for such other periods of absence of whatever kind or nature as shall be determined under uniform rules of the Committee. Employment with a company which was not, at the time of such employment, an Employer shall be considered as the performance of duties for an Employer if such employment was continuous until such company was acquired by, merged with, or consolidated with an Employer and such employment continued with an Employer following such acquisition, merger or consolidation. Employment with a Subsidiary that is not an Employer or with an Equity Company shall be considered as performance of duties for an Employer.

Hours of Service shall be calculated and credited in a manner consistent with U.S. Department of Labor regulation Section 2530.200b-2(b) and (c), and shall in no event exclude any hours required to be credited under U.S. Department of Labor regulation Section 2530.200b-2(a).

For any period or periods for which adequate records are not available to accurately determine the Employee's Hours of Service, the following equivalency shall be used:

190 Hours of Service for each month for which such Employee would otherwise receive credit for at least one Hour of Service.

Solely for purposes of determining whether an Employee has incurred a One-Year Period of Severance, an Employee who is absent from work:

(i) by reason of the pregnancy of the Employee;

(ii) by reason of the birth of a child of the Employee;

(iii) by reason of a placement of a child with the Employee in connection with the adoption of such child by the Employee; or

(iv) for purpose of caring for such child for a period beginning immediately following such birth or placement,

shall be credited with certain Hours of Service which would otherwise have been credited to the Employee if not for such absence. The Hours of Service credited hereunder by reason of such absence shall be credited with respect to the Plan Year in which such absence begins, if such credit is necessary to prevent the Employee from incurring a one-year break-in-service in such Plan Year, and otherwise with respect to the Plan Year immediately following the Plan Year in which such absence begins. In addition, the Hours of Service credited with respect to such absence shall not exceed 501, and shall be credited only to the extent that the Employee substantiates to the satisfaction of the Committee that the Employee's absence, and the length thereof, was for the reasons described in paragraphs (i)-(iv) above. Notwithstanding the foregoing, no Hours of Service shall be credited pursuant to the three immediately preceding sentences with respect to any absence which commences before April 1, 1985.

(u) Investment Fund: An unsegregated fund of the Plan including the K-C Stock Fund and such other funds as the Named Fiduciary may establish. An Investment Fund, pending investment in accordance with the Investment Fund purpose, may be invested in short-term securities of the United States of America or in other investments of a short-term nature.

(v) K-C Stock Fund: An unsegregated Investment Fund to be invested in Corporation Stock, which, pending such investment, may be invested in short-term securities issued or guaranteed by the United States of America or in other investments of a short-term nature.

(w) KCTC: A term used to reflect certain units of the Corporation which were formerly part of Kimberly-Clark Tissue Company prior to its liquidation and dissolution as a wholly-owned subsidiary of the Corporation.

(x) Lump Sum Distribution: A single distribution of the entire amount of a Participant's Retirement Account.

(y) Named Fiduciary: The Retirement Trust Committee (the members of which are designated by the Chief Executive Officer of the Corporation) shall be the Named Fiduciary of the Plan as defined in ERISA.

(z) Normal Retirement Age: The later of age 65 or the fifth anniversary of the date the Employee commenced participation in the Plan.

(aa) One-Year Period of Severance: The applicable computation period of 12 consecutive months following an Employee's Severance from Service Date during which an Employee fails to accrue a Day of Service. Years of Service and One-Year Periods of Severance shall be measured on the same computation period.

An Employee shall not be deemed to have incurred a One-Year Period of Severance if he completes an Hour of Service within 12 months following his Severance from Service Date.

(bb) Partial Distribution: A distribution of a portion of a Participant's Retirement Account.

(cc) Participant: An Eligible Employee who is eligible to receive a Retirement Contribution pursuant to Article IV. He remains a Participant until his Retirement Account has been distributed pursuant to the Plan.

(dd) Participating Unit: A specific classification of Employees of an Employer designated from time to time by the Committee as participating in this Plan. The classifications so designated and effective dates of participation of are shown in Appendix A.

(ee) Plan Year: A twelve calendar month period beginning January 1 and ending the following December 31.

(ff) Retirement Account: The account under the Plan to be maintained for each Participant as provided in Section 4.7.

(gg) Retirement Contributions: Employer contributions made pursuant to Article IV of the Plan.

(hh) Service: Regular employment with the Corporation, a Subsidiary or an Equity Company, including the limited service of a KCTC Employee receiving payments under the Scott Paper Company Termination Pay Plan for Salaried Employees. *For all purposes under the Plan,* Service *shall include service with* KCTC *and* Scott Paper Company. Service for eligible Employees at Kimberly-Clark Technical Paper, Inc. shall include service with CPM, Inc. prior to May 16, 1995. Service for eligible Employees at Durafab, Inc. ("Durafab") shall include service with Durafab from the later of date of hire at Durafab or September 29, 1989. Service for eligible Employees at Tecnol Medical Products, Inc. ("Tecnol") shall include service with Tecnol prior to December 18, 1997. Service for eligible Employees at Ballard Medical Products, Inc. ("Ballard") shall include service with Ballard prior to September 23, 1999. Service for eligible Safeskin Transferees shall include services with Safeskin Corporation prior to January 1, 2001.

(ii) Severance from Service Date: The earlier of:

(i) the date an Employee quits, is discharged, retires or dies, or

(ii) the first anniversary of the date an Employee is absent from Service for any reason other than a quit, discharge, retirement, or death (e.g., disability, leave of absence, or layoff, etc.)

(jj) Subsidiary: Any corporation, 50% or more of the voting shares of which are owned directly or indirectly by the Corporation, which is incorporated under the laws of one of the States of the United States.

(kk) Taxable Wage Base: With respect to any Plan Year, the maximum amount of Compensation which may be considered wages for old-age, survivors and disability insurance purposes under Section 230 of the Social Security Act as in effect on the first day of the Plan Year.

(ll) Terminated Participant: A Participant who has terminated his employment with an Employer prior to January 1, 1998 (i) with the aggregate value of the Participant's Retirement Account exceeding $3,500, or (ii) a Participant who has terminated employment with his Employer on or after January 1, 1998 with the aggregate value of the Participant's Accounts exceeding $5,000, and who has not elected to receive a distribution under the Plan.

(mm) Timely Notice: A notice (i) in writing on forms, (ii) by electronic medium, or (iii) by voice transmission, as prescribed by the Committee and made at such places and at such times as shall be established by Committee rules.

(nn) Trust: The Kimberly-Clark Corporation Defined Contribution Plans Trust pursuant to the trust agreement provided for in Article VI.

(oo) Trustee: The trustee under the Trust.

(pp) Valuation Date: Each Business Day for which the Current Market Value of a Participant's Retirement Account is determined for purposes of this Plan.

(qq) Year of Service: An Employee shall accrue a Year of Service for each 365 Days of Service. If the total of an Employee's Service exceeds his whole Years of Service, then such Employee shall be credited with an additional fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service represented by such excess and the denominator of which shall be 365. If the total of an Employee's Service is less than one Year of Service, then such Employee shall be credited with a fraction of a Year of Service, the numerator of which shall be the total number of his Days of Service and the denominator of which shall be 365.

2.2 Construction. Where appearing in the Plan, the masculine shall include the feminine and the plural shall include the singular, unless the context clearly indicates otherwise. The words "hereof," "herein," "hereunder" and other similar compounds of the word "here" shall mean and refer to the entire Plan and not to any particular Section or subsection.

ARTICLE III

PARTICIPATION

3.1 Effective Dates of Participation.

(a) Each Eligible Employee who (i) has at least one Hour of Service on December 31, 1996 and is an active Eligible Employee on January 1, 1997; and (ii) is a participant who is eligible to be credited with additional Years of Benefit Service as defined in the Kimberly-Clark Corporation Salaried Employees' Retirement Plan or Kimberly-Clark Corporation Hourly Employees' Standard Retirement Plan as of January 1, 1997, shall have the opportunity to make a one-time election on or before June 30, 1997 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective as of July 1, 1997.

Notwithstanding the foregoing, an Eligible Employee who is eligible to elect, and who does not affirmatively elect to become a Participant in the Plan, or who affirmatively elects not to become a Participant in the Plan, shall remain a participant in the Kimberly-Clark Corporation Salaried Employees' Retirement Plan or Kimberly-Clark Corporation Hourly Employees' Standard Retirement Plan, as applicable, in accordance with the terms thereof, and no Retirement Contributions shall be made for such Employee.

(b) An Eligible Employee who is an active Employee of KCTC in a Participating Unit as of December 31, 1996 and who has an Hour of Service hereunder on January 1, 1997 and, as of January 1, 1997, is not receiving termination payments under the Scott Paper Company Termination Pay Plan for Salaried Employees nor on a transition assignment and expected to receive termination payments under the Scott Paper Company Termination Pay Plan for Salaried Employees, shall become a Participant in the Plan as of January 1, 1997, and such Eligible Employee's investment elections in effect under the Kimberly-Clark Tissue Company Investment Plan for Salaried Employees or Kimberly-Clark Tissue Company Investment Plan for Hourly Employees (the "KCTC Investment Plans"), as applicable, shall remain in effect hereunder; provided, however that an Employee of KCTC who is not actively employed on January 1, 1997 in a Participating Unit shall become a participant in the Plan upon his return to active employment, and his investment elections in effect under the applicable KCTC Investment Plan shall remain in effect hereunder.

(c) An hourly organized Eligible Employee at Mobile who (i) has at least one Hour of Service on September 1, 1997 and is an active Eligible Employee on January 1, 1998; and (ii) is a participant, or who will be a participant upon meeting the one-year eligibility requirement, eligible to be credited with additional years of Credited Employment under the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees (Non-Contributory), shall have the opportunity to make a one-time election on or before December 31, 1997 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective January 1, 1998.

An hourly organized Eligible Employee at Mobile who (i) is hired after September 1, 1997 and prior to January 1, 2000; (ii) has at least one Hour of Service on December 31, 1999 and is an active Eligible Employee on January 1, 2000; and (ii) is a participant, or who will be a participant upon meeting the one-year eligibility requirement, eligible to be credited with additional years of Credited Employment under the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees (Non-Contributory), shall have the opportunity to make a one-time election on or before December 31, 1999 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective January 1, 2000.

Notwithstanding the foregoing, an Eligible Employee who is eligible to elect, and who does not affirmatively elect to become a Participant in the Plan, or who affirmatively elects not to become a Participant in the Plan, shall remain a participant in the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees (Non-Contributory) in accordance with the terms thereof, and no Retirement Contributions shall be made for such Employee.

(d) An hourly organized Eligible Employee at Fullerton who (i) has at least one Hour of Service on December 31, 1998 and is an active Eligible Employee on January 1, 1999; and (ii) is a participant who is eligible to be credited with additional Years of Benefit Service as defined in Kimberly-Clark Corporation Hourly Employees' Standard Retirement Plan as of January 1, 1999, shall have the opportunity to make a one-time election on or before December 31, 1998 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective January 1, 1999.

Notwithstanding the foregoing, an Eligible Employee who is eligible to elect, and who does not affirmatively elect to become a Participant in the Plan, or who affirmatively elects not to become a Participant in the Plan, shall remain a participant in the Kimberly-Clark Corporation Hourly Employees' Standard Retirement Plan in accordance with the terms thereof, and no Retirement Contributions shall be made for such Employee.

(e) An hourly organized Eligible Employee at Chester who (i) has at least one Hour of Service on September 5, 1998 and is an active Eligible Employee on January 1, 1999, or is on layoff with recall rights pursuant to the terms of the collective bargaining agreement or on temporary disability leave on September 5, 1998 and remains as such on January 1, 1999; and (ii) is a participant, or who will be a participant upon meeting the one-year eligibility requirement, eligible to be credited with additional years of Credited Employment under the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees, shall have the opportunity to make a one-time election on or before December 31, 1998 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective January 1, 1999.

Notwithstanding the foregoing, an Eligible Employee who is eligible to elect, and who does not affirmatively elect to become a Participant in the Plan, or who affirmatively elects not to become a Participant in the Plan, shall remain a participant in the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees in accordance with the terms thereof, and no Retirement Contributions shall be made for such Employee.

(f) Each Eligible Employee who commences employment with a Participating Unit (other than Mobile hourly organized) on or after the effective date for the Participating Unit shown in Appendix A, or returns to work with a Participating Unit (other than Mobile hourly organized) on or after the effective date for the Participating Unit shown in Appendix A, shall become a Participant in the Plan on his employment or reemployment date, as applicable.

Each hourly organized Eligible Employee who commences employment at Mobile on or after January 1, 2000, or returns to work at Mobile on or after January 1, 2000, shall become a Participant in the Plan on his employment or reemployment date, as applicable.

(g) Notwithstanding the foregoing, an Eligible Employee who (i) had an Hour of Service with Kimberly-Clark Inc. or Kimberly-Clark Forest Products, Inc. on or after December 31, 1996 and (ii) commences employment with a Participating Unit on or after January 1, 1997 and prior to May 1, 1997, shall not participate in the Plan after May 31, 1997, and shall not have the opportunity to make a one-time election to become a Participant in the Plan as provided in subsection 3.1(a) above.

(h) Notwithstanding the foregoing, an hourly organized Eligible Employee at the Everett Mill, Marinette Mill or either the Kimtech Machinists Unit or the Kimtech Machinery Installation Unit who (i) has at least one Hour of Service on December 31, 2000 and is an active Eligible Employee on January 1, 2001; and (ii) is a participant who is eligible to be credited with additional "Years of Benefit Service" as defined in KC Hourly Schedule of the Kimberly-Clark Corporation Pension Plan, or "Credited Employment" as defined in the KCTC Hourly Schedule or KCTC Hourly (Non-Contributory) Schedule of the Kimberly-Clark Corporation Pension Plan, as of January 1, 2001, shall have the opportunity to make a one-time election on or before December 31, 2000 to become a Participant in the Plan, and such Eligible Employee who affirmatively elects shall become a Participant in the Plan effective January 1, 2001.

Notwithstanding the foregoing, an Eligible Employee who is eligible to elect, and who does not affirmatively elect to become a Participant in the Plan, or who affirmatively elects not to become a Participant in the Plan, shall remain a participant in the Kimberly-Clark Corporation Pension Plan in accordance with the terms thereof, and no Retirement Contributions shall be made for such Employee.

3.2 Transfer To and From Participating Units

(a) An Eligible Employee who transfers out of a Participating Unit shall cease to be a Participant in the Plan as of the date on which he transfers out of such Participating Unit.

(b) An Eligible Employee who transfers into a Participating Unit shall become a Participant in the Plan as of the date on which he transfers into such Participating Unit.

3.3 Nonduplication of Accruals for Participation in Other Plans

Notwithstanding any other provision of the Plan, no Retirement Contributions shall be made for an Employee during any period in which such Employee is eligible to receive years of Benefit Service under the Kimberly-Clark Corporation Salaried Employees' Retirement Plan or the Kimberly-Clark Corporation Hourly Employees' Standard Retirement Plan, or Credited Employment under the Kimberly-Clark Tissue Company Pension Plan for Salaried Employees, the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees or the Kimberly-Clark Tissue Company Pension Plan for Hourly Employees (Non-Contributory).

ARTICLE IV

RETIREMENT CONTRIBUTIONS

4.1 Retirement Contributions. Each Eligible Employee who is a Participant under Article III of the Plan shall be allocated Retirement Contributions as provided in Section 4.3.

Notwithstanding any provision of the Plan to the contrary, Retirement Contributions and Service credit with respect to qualified military service will be provided in accordance with Section 414(u) of the Code.

4.2 Limited Service and Leave of Absence. All Participants who are actively employed and receiving Earnings, or who are entitled to receive benefits under the Scott Paper Company Termination Pay Plan for Salaried Employees commencing after January 1, 1997, are entitled to be allocated Retirement Contributions. Participants who are not actively employed due to a paid leave of absence shall be allocated Retirement Contributions made during such period of absence. Retirement Contributions on behalf of a Participant shall cease upon commencement of his unpaid leave of absence, and such Retirement Contributions shall resume upon the termination of such leave.

4.3 Amount of Retirement Contribution. Subject to the limitations set forth in Article V:

(a) For each Plan Year, the Employer shall pay or cause to be paid to the Trustee, contributions to the Plan that shall be allocated to the Retirement Account of each Participant eligible for an allocation as determined below. The Retirement Contribution for any Plan Year shall be sufficient to credit each such Participant's Retirement Account with an amount equal to the percentage in Column A of Base Earnings plus the percentage in Column B of Excess Earnings, based on the Participant's age as of the last day of the Plan Year:

Age Range	**Column A** Contribution Percentage of Base Earnings	**Column B** Contribution Percentage of Excess Earnings
Under 25	3.50%	5.75%
25-29	3.75%	6.00%
30-34	4.00%	6.25%
35-39	4.25%	6.50%
40-44	4.50%	6.75%
45-49	5.25%	7.50%
50-54	6.00%	8.25%
55 and over	6.50%	8.75%

(b) Notwithstanding the foregoing, for each Plan Year, the Employer shall pay or cause to be paid to the Trustee, contributions to the Plan that shall be allocated to the Retirement Account of each eligible (i) hourly Participant at Durafab, Inc., (ii) hourly organized Participant at Mobile, Chester, and Marinette, and (iii) hourly Participant at Ballard Medical Products eligible for an allocation as determined below.

Age Range	Contribution Percentage of Eligible Earnings
Under 25	2.05%
25-29	2.20%
30-34	2.35%
35-39	2.45%
40-44	2.60%
45-49	3.05%
50-54	3.50%
55 and over	3.80%

(c) Notwithstanding the foregoing, for each Plan Year, the Employer shall pay or cause to be paid to the Trustee, contributions to the Plan that shall be allocated to the Retirement Account of each eligible hourly organized Participant at Everett eligible for an allocation as determined below.

Age Range	Contribution Percentage of Eligible Earnings
Under 25	2.20%
25-29	2.35%
30-34	2.50%
35-39	2.65%
40-44	2.80%
45-49	3.25%
50-54	3.75%
55 and over	4.05%

(d) Notwithstanding the foregoing, for each Plan Year, the Employer shall pay or cause to be paid to the Trustee, contributions to the Plan that shall be allocated to the Retirement Account of each eligible nonexempt salaried Participant at Avent, Inc. eligible for an allocation as determined below.

Age Range	Contribution Percentage of Eligible Earnings
Under 25	1.05%
25-29	1.15%
30-34	1.25%
35-39	1.30%
40-44	1.40%
45-49	1.60%
50-54	1.85%
55 and over	2.00%

4.4 Contributions by Participants. Participants shall not make contributions under this Plan. The amount of any Participant contribution under this Plan which is determined to have been erroneously made, as adjusted for income, gain and loss of the Trust for the time such contribution was retained under the Plan, shall be repaid as soon as practicable after such determination to such Participant if living; otherwise, as may be required by law.

4.5 Temporary Suspension of Retirement Contributions. The Board may order the suspension of all Retirement Contributions if, in its opinion, the Corporation's consolidated net income after taxes for the last fiscal year is substantially below the

Corporation's consolidated net income after taxes for the immediately preceding fiscal year. Any such determination by the Board shall be communicated to all Eligible Employees and to all Participants reasonably in advance of the first date for which such temporary suspension is ordered.

4.6 Allocations to Retirement Accounts. Retirement Contributions made pursuant to Section 4.3 shall be allocated to the Retirement Account of each Participant as soon as administratively possible following payment to the Trust.

4.7 Valuation. Each Investment Fund and each Retirement Account shall be valued by the Trustee on each Valuation Date:

(a) by determining the Current Market Value, as of the Valuation Date, of all securities and property which are then held in the Trust,

(b) by adding thereto the amount of any uninvested cash and accrued income, or subtracting any losses incurred as of the Valuation Date, and

(c) by subtracting any fees and expenses described in Article VI.

All amounts to be distributed pursuant to the provisions of Article IX hereof as of the relevant Valuation Date shall be taken into account in valuing the Investment Funds and each Retirement Account pursuant to the provisions of this Section 4.7.

4.8 Payment of Contributions to Trustee. Amounts representing Retirement Contributions shall, not less frequently than monthly, be paid into the Trust.

4.9 Deductibility Requirement. All Retirement Contributions under the Plan are conditioned upon the deductibility of such Retirement Contributions under Section 404 of the Code and to the extent the deduction is disallowed, shall be returned to the Employer within one year after the disallowance of the deduction. Earnings attributable to such Retirement Contributions shall not be returned to the Employer but losses attributable thereto shall reduce the amount to be so returned. For purposes of this Section 4.10, Retirement Contributions which are not deductible in the current taxable year of the Employer but which may be deducted in taxable years subsequent to the year in respect of which it is made, shall not be considered to be disallowed.

4.10 Mistaken Contributions. If Retirement Contributions are made by reason of a mistake of fact, such Retirement Contributions shall be returned to the Employer within one year after such Retirement Contributions are made. The amount which may be returned to the Employer shall not exceed the excess of (i) the amount contributed, over (ii) the amount that would have been contributed had there not occurred a mistake of fact or a mistake in determining the deduction. Earnings attributable to the excess Retirement Contributions shall not be returned to the Employer but losses attributable thereto shall reduce the amount to be so returned.

4.11 General Limitation. Notwithstanding any other provision of this Article IV, no Retirement Contribution shall be made to the Plan which would cause the Plan to fail to meet the requirements for exemption from tax or to violate any provisions of the Code.

ARTICLE V

LIMITATIONS ON BENEFITS

5.1 Limitations on Benefits. Anything to the contrary herein notwithstanding, no Retirement Contribution hereunder shall be made which will violate the limitations set forth below:

(a) The Annual Addition to a Participant's Retirement Account (as such term is defined below) in any Plan Year either solely under the Plan or under an aggregation of the Plan with all other qualified defined contribution plans of the Employer may not exceed the lesser of (i) $30,000, (or such other amount as may be prescribed under regulations issued by the Secretary of the Treasury under Section 415(d) of the Code), or (ii) twenty-five percent (25%) of the Employee's total Compensation for the Plan Year.

(b) If a Participant also participates under any other qualified defined contribution plan or any qualified defined benefit plan maintained by the Employer or an Affiliated Employer, all such defined contribution plans shall be considered as one defined contribution plan, and all such defined benefit plans shall be considered as one defined benefit plan. In such event, the sum of the defined contribution plan fraction and the defined benefit plan fraction for any Plan Year shall not exceed 1.0. In determining the allowable limitation referred to in the preceding sentence:

(i) The defined benefit plan fraction shall be determined by dividing the projected annual benefit of the Participant under the defined benefit plan by the lesser of:

(A) the product of 1.25 and $90,000 (subject to all adjustments as are permitted by, or required under, Section 415 of the Code), or

(B) the product of 1.4 and 100% of the Participant's average annual total Compensation for his highest three consecutive years; and

(ii) The defined contribution plan fraction shall be determined by dividing the sum of all Annual Additions (as such term is defined below) for all years in which he or she was a participant in any such defined contribution plans by the sum of the lesser of (i) or (ii) below for each year during which the Participant was an employee of the Employer:

(A) the product of 1.25 and the dollar limitation in effect under Section 415(c)(1)(A) of the Code for such year, or

(B) the product of 1.4 and 25% of the Participant's total Compensation for such year.

In the event that the sum of the defined contribution plan fraction and the defined benefit plan fraction would exceed the allowable limitation for any Plan Year, the Participant's anticipated benefit under the defined benefit plan shall be reduced accordingly.

Effective January 1, 2000, this Subsection 5.1(b) shall no longer apply under the Plan.

(c) For purposes of this Section 5.1, the term "Annual Addition" as applied to each Participant shall mean the sum of the following amounts allocated to the Participant's Retirement Account under the Plan or any other qualified defined contribution plan or qualified defined benefit plan of the Employer or any Affiliated Employer: (1) matching employer contributions, Retirement Contributions and pre-tax contributions (excluding any previously distributed pre-tax contributions) and any other employer contributions; (2) forfeitures; and (3) and any other employee contributions. Amounts described in Section 415(l) and 419A(d)(2) of the Code contributed for any Plan Year for the benefit of the Participant shall be treated as an Annual Addition to the extent provided in such Sections. If a Participant's Retirement Contributions under this Plan are to be reduced as a result of this Section 5.1, such reduction shall be effected by first reducing the Participant's Retirement Contributions under this Plan, and second, to the extent necessary, by reducing any contributions under any other qualified defined contribution plan of the Employer or any Affiliated Employer.

(d) For purposes of this Section, "Compensation":

(i) includes amounts actually paid or made available to a Participant (regardless of whether he was such during the entire Plan Year);

(A) as wages, salaries, fees for professional service, and other amounts received for personal services actually rendered in the course of employment with the Employer or Affiliated Employer including but not limited to commissions, compensation for services on the basis of a percentage of profits and bonuses;

(B) for purposes of (c) above, earned income from sources outside the United States (as defined in Code section 911(b)); whether or not excludable from gross income under Code section 911 or deductible under Code section 913;

(C) amounts described in Code sections 104(a)(3), 105(a) and 105(h) but only to the extent that these amounts are includable in the gross income of the Participant;

(D) amounts paid or reimbursed by the Employer or Affiliated Employer for moving expenses incurred by the Participant, but only to the extent that these amounts are not deductible by the Participant under Code section 217;

(E) value of a nonqualified stock option granted to the Participant, but only to the extent that the value of the option is includable in the gross income of the Participant in the taxable year in which granted;

(F) the amount includable in the gross income of a Participant upon making the election described in Code section 83(b).

(ii) excludes -

(A) amounts contributed by an Employer or Affiliated Employer on behalf of Participants under a cash or deferred arrangement and any amount which is contributed or deferred by the Employer or Affiliated Employer at the election of the Employee under Section 125 of the Code; provided, however that for Plan Years beginning after December 31, 1997, such amounts shall be included as "Compensation" with respect to such Plan Year.

(B) contributions made by the Employer or Affiliated Employer to a plan of deferred compensation to the extent that, before the application of the Code section 415 limitations to that plan, the contributions are not includable in the gross income of the Participant for the taxable year in which contributed and any distributions from a plan of deferred compensation, regardless of whether such amounts are includable in the gross income of the Participant when distributed; provided however, any amounts received by a Participant pursuant to an unfunded nonqualified plan shall be considered as Compensation in the year such amounts are includable in the gross income of the Participant;

(C) amounts realized from the exercise of a nonqualified stock option, or recognized when restricted stock (or property) held by a Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture pursuant to Code section 83 and the regulations thereunder;

(D) amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option;

(E) other amounts which receive special tax benefits such as premiums for group term life insurance (but only to the extent that the premiums are not includable in the gross income of the Participant); and

(F) Compensation in excess of the limit set forth in Section 12.10.

In lieu of the above definition of "Compensation," the following alternative definitions of "Compensation" in (i) or (ii) below may be applied with respect to a Plan Year as determined by the Committee in its discretion:

(i) Wages within the meaning of Section 3401(a) of the Code and all other payments of compensation to an Employee by his Employer (in the course of the Employer's trade or business) for which the Employer is required to furnish the Employee a written statement under Section 6041(d), 6051(a)(3), and 6052 of the Code, but excluding amounts paid or reimbursed by the Employer for moving expenses incurred by an Employee, but only to the extent that at the time of the payment it is reasonable to believe that these amounts are deductible by the Employee under Section 217 of the Code, and determined without regard to any rules under Section 3401(a) of the Code that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

(ii) Wages within the meaning of Section 3401(a) of the Code (for purposes of income tax withholding at the source) of the Participant but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed.

For Plan Years beginning after December 31, 1997, "Compensation" hereunder includes amounts contributed or deferred by the Employer on behalf of the Employee under Sections 125 or 401(k) of the Code.

5.2 Aggregation of Plans. For purposes of Section 5.2, this Plan shall be aggregated and treated as a single plan with other plans maintained by the Employer or any Affiliated Employer to the extent that this Plan is aggregated with any other plan for purposes of satisfying Section 410(b) of the Code (other than Section 410(b)(2)(A)(ii) of the Code).

ARTICLE VI

TRUSTEE, TRUST AGREEMENT AND PLAN EXPENSES

6.1 Trust Agreement.

(a) The Corporation shall enter into a trust agreement with a person or corporation selected by the Chief Executive Officer of the Corporation to act as Trustee of Retirement Contributions. The Trustee shall receive all Retirement Contributions and shall hold, manage, administer, and invest the same, reinvest any income, and, in accordance with instructions and directions of the Committee subject to the Plan, make distributions.

(b) The trust agreement shall be in such form and contain such provisions as the Chief Executive Officer of the Corporation may deem necessary and appropriate to effectuate the purposes of the Plan and to qualify the Plan and the Trust under the Code. Upon the written request of an Eligible Employee, a copy of the trust agreement shall be made available for his inspection.

(c) The Chief Executive Officer of the Corporation may, from time to time, remove the Trustee or any successor Trustee at any time and any such Trustee or any successor Trustee may resign. The Chief Executive Officer of the Corporation shall, upon removal or resignation of a Trustee, appoint a successor Trustee.

(d) The Trustee's accounts, books, and records relating to the Trust may be audited annually by auditors selected by the Chief Executive Officer of the Corporation.

(e) Brokerage fees, asset management fees, investment management fees and other direct costs of investment and taxes (including interest and penalties) shall be paid by the Trustee out of the funds of the Trust to which such costs are attributable, unless paid by the Corporation in its discretion.

6.2 Establishment of Investment Funds. The Trust shall consist of the K-C Stock Fund and such other Funds as have been established by the Named Fiduciary. The Named Fiduciary may, from time to time, in its discretion, establish additional funds or terminate any Fund. The Funds may include, but shall not be limited to, funds managed by the Trustee, by an insurance company, or by an investment company regulated under the Investment Company Act of 1940.

6.3 Fund Investments. Any of the Funds referred to in Section 6.2 above may, in whole or in part, be invested in any common, collective, or commingled trust fund maintained by the Trustee or another financial institution, which is invested principally in property of the kind specified for that particular investment Fund or for the temporary investment of assets, and which is maintained for the investment of the assets of plans and trusts which are qualified under the provisions of Section 401(a) of the Code and exempt from Federal taxation under the provisions of Section 501(a) of the Code, and during such period of time as an investment through any such medium exists the declaration of trust of such trust shall constitute a part of the applicable Trust Agreement.

6.4 Reinvestment of Income. All interest, dividends, and other income, as well as cash received from the sale or exchange of securities or other property, produced by each of the Funds or any losses incurred by each of the Funds, shall be reinvested in or deducted from the same Fund which produced such proceeds, interest, dividends other income or losses.

6.5 Plan Expenses. The expenses of administering the Plan, including Trustee's fees, shall be paid from the Trust and allocated among the Retirement Accounts of the Participants and Terminated Participants except to the extent that the Corporation, in its sole discretion, has determined that the Employer shall pay any such expenses. The transfer taxes, brokerage fees and other expenses in connection with the purchase, sale or distribution of Corporation Stock shall be paid by the Trust, and shall be deemed part of the cost of such Corporation Stock, or deducted in computing the sale proceeds therefrom, as the case may be except to the extent that the Corporation, in its sole discretion, determines that such taxes, fees or expenses (other than transfer taxes on distribution) shall be paid by the Employer.

ARTICLE VII

INVESTMENT DIRECTIONS

7.1 Investment of Contributions. Each Eligible Employee upon becoming a Participant shall, upon Timely Notice, direct that his Retirement Contributions be paid into and invested in any one or more of the Investment Funds in such percentages as the Participant may direct; provided, however, that such percentage investment in any Investment Fund shall be in multiples of one percent (1%) of his Retirement Contributions. In the event the Participant does not elect the manner in which his Retirement Contributions are to be invested, the Trustee shall invest such contributions in the Money Market Fund (as defined in the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan) until such time as the Participant elects the manner in which his Retirement Contributions are to be invested.

7.2 Investment Election. The percentage investment of a Participant's future Retirement Contributions to be paid into and invested in any one or more of the Investment Funds may be changed upon Timely Notice; provided, however, that such percentage investment in any Investment Fund shall be in multiples of one percent (1%) of the Retirement Contributions.

7.3 Reallocations. A Participant may, by making a request in the manner, and subject to any restrictions, prescribed by the Committee, direct that any portion, in multiples of one percent (1%), of his interest in any one or more of the Investment Funds be reallocated to any one or more of the other Investment Funds.

7.4 Fund Transfers: A Participant may, by making a request in the manner, and subject to any restrictions, prescribed by the Committee, direct that any portion, either in multiples of one percent (1%) or in a dollar amount, of his interest in any one or more of the Investment Funds be transferred to any one or more of the other Investment Funds.

7.5 Effective Date of Investment Changes. Any request made pursuant to the provisions of Sections 7.1 through 7.4 above may be made upon Timely Notice and, subject to any restrictions prescribed by the Committee, shall take effect as soon as practicable after such request is received.

7.6 Valuation. Any reallocation or transfer made pursuant to the provisions of Section 7.3 or 7.4 shall be based upon the value of the Participant's interest in any Investment Fund on the Valuation Date on which such transaction takes effect, subject to any restrictions prescribed by the Committee.

7.7 Voting of Corporation Stock. A Participant (or in the event of his death, his Beneficiary) may direct the voting at each annual meeting and at each special meeting of the stockholders of the Corporation of that number of whole shares attributable to the balances in his K-C Stock Fund Account as of the Valuation Date coincident with the record date for such meeting. Each such Participant (or Beneficiary) will be provided with copies of pertinent proxy solicitation material together with a request for his confidential instructions as to how such shares are to be voted. The Committee shall direct the Trustee to vote such shares in accordance with such instructions and shall also direct the Trustee how to vote any shares of Corporation Stock at any meeting for which it has not received, or is not subject to receiving, such voting instructions. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in his K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

7.8 Tender Offers. A Participant (or in the event of his death, his Beneficiary) may direct the Trustee in writing how to respond to a tender or exchange offer for any or all whole shares of Corporation Stock held by the Trustee and attributable to the balances in the K-C Stock Fund Account as of the Valuation Date coincident with such offer. The Committee shall notify each Participant (or Beneficiary) and exert its best efforts to timely distribute or cause to be distributed to him such information as will be distributed to stockholders of the Corporation in connection with any such tender or exchange offer. Upon receipt of such instructions, the Trustee shall tender such shares of Corporation Stock as and to the extent so instructed. If the Trustee shall not receive instructions from a Participant (or Beneficiary) regarding any such tender or exchange offer for such shares of Corporation Stock (or shall receive instructions not to tender or exchange such shares), the Trustee shall have no discretion in such matter and shall take no action with respect thereto. With respect to shares of Corporation Stock in the K-C Stock Fund for which the Trustee is not subject to receiving such instructions, however, the Trustee shall tender such shares in the same ratio as the number of shares for which it receives instructions to tender bears to the total number of shares for which it is subject to receiving instructions, and shall have no discretion in such matter and shall take no action with respect thereto other than as specifically provided in this sentence. Notwithstanding the foregoing, a Participant's (or Beneficiary's) voting instructions shall apply to the balances in his K-C Stock Fund Accounts for all plans maintained by an Employer in which he participates.

7.9 Stock Rights, Stock Splits and Stock Dividends. A Participant shall have no right of request, direction or demand upon the Committee or the Trustee to exercise in his behalf rights to purchase shares of Corporation Stock or other securities of the Corporation. The Trustee, at the direction of the Committee, shall exercise or sell any rights to purchase shares of Corporation Stock appertaining to shares of such stock held by the Trustee and shall sell at the direction of the Committee any rights to purchase other securities of the Corporation appertaining to shares of Corporation Stock held by the Trustee. The Retirement Accounts of Participants shall be appropriately credited. Shares of Corporation Stock received by the Trustee by reason of a stock split or stock dividend shall be appropriately allocated to the Retirement Accounts of Participants.

ARTICLE VIII

VESTING

8.1 Five Years of Service. A Participant's interest in his Retirement Account shall be fully vested upon the Participant's completion of five Years of Service; provided, however, that a Participant who was employed by Scott Paper Company on December 12, 1995 shall be fully vested in his Retirement Account.

8.2 Other Vesting Events. Notwithstanding the above, each Participant's interest in his Retirement Contributions (and any earnings thereon) made on his behalf shall be vested in such Participant in whole, upon

(a) his attainment of Normal Retirement Age or upon termination of employment due to his death; or

(b) the termination or partial termination of the Plan, or the complete discontinuance of all Retirement Contributions under the Plan (provided, however, that such discontinuance or partial termination relates to such Participant).

8.3 Forfeitures and Restorations. If a Participant incurs a Severance from Service Date other than by reason of an event described in Section 8.2 above, his interest in unvested Retirement Contributions and any earnings thereon shall be forfeited for the Plan Years in which (a) the Participant incurs five consecutive One-Year Periods of Severance or (b) if earlier, the Participant receives a distribution of his entire vested interest in his Retirement Account. A Participant who is not vested on his Severance from Service Date shall be deemed to receive a distribution of zero dollars ($0) on such date. If a Participant who incurs a forfeiture on account of his incurring a Severance from Service Date is re-employed by the Employer prior to incurring five consecutive One-Year Periods of Severance, he or she shall have restored to his Retirement Account the amount forfeited in accordance with the above. Such restored amount shall be invested according to the Participant's elections then in effect under Section 7.2. The Committee shall maintain, or cause to be maintained, a record of the amounts required to be restored hereunder, and the Employer shall pay such amounts within thirty (30) days of such notice either from current forfeitures or from an additional contribution by the Employer. Any forfeiture not restored to a Participant's Retirement Account shall be applied to reduce future Retirement Contributions under the Plan.

8.4 Coosa Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Retirement Account and shall be entitled to receive a distribution of the entire amount then in his Retirement Account in accordance with Article IX if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee of Coosa Pines Golf Club Inc., or (ii) an Employee of an Employer located at Coosa Pines, Alabama; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the sale of the assets of the Coosa pulp and newsprint mill facility and woodlands under the Assets Purchase Agreement entered into between the Corporation and Alliance Forest Products, Inc. dated as of February 14, 1997, and such termination of employment must occur on or within 30 days after the Closing Date of such Assets Purchase Agreement.

8.5 K-C Aviation Benefit. Notwithstanding any other provision of the Plan, a Participant shall be fully vested in his Accounts as of the date on which he ceases to be an Eligible Employee under the Plan, if such Participant meets all of the following conditions:

(a) immediately prior to the Closing Date, as defined in the Agreement of Purchase and Sale dated as of July 23, 1998 by and between the Corporation and Gulfstream Aerospace Corporation (the "Agreement"), he must have been an Employee employed by the Corporation or K-C Aviation Inc.; and

(b) as of the Closing Date, as defined in the Agreement, he must have ceased to be an Eligible Employee solely on account of the sale of the stock of K-C Aviation Inc. pursuant to the Agreement, and he must either (i) be employed by the Buyer, as defined in the Agreement, immediately after he ceases to be an Eligible Employee hereunder, or (ii) have been on a long-term disability leave of absence from K-C Aviation Inc. as of the Closing Date, as defined in the Agreement.

8.6 Southeast Timberlands Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Retirement Account and shall be entitled to receive a distribution of the entire amount then in his Retirement Account in accordance with Article IX if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed with respect to the Southeast Timberlands operations; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the closure or sale of all or a portion of the assets of the Southeast Timberlands, and such termination of employment must occur on or after May 1, 1999.

8.7 Mobile Pulp Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Retirement Account and shall be entitled to receive a distribution of the entire amount then in his Retirement Account in accordance with Article IX if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the Mobile Pulp Mill; and

(b) such termination of employment must be involuntary on the part of the

Participant and be caused solely by the elimination of his job function from his Employer due to the shutdown of the Mobile Pulp Mill, and such termination of employment must occur during August or September 1999.

8.8 Durafab-Cleburne Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Retirement Account and shall be entitled to receive a distribution of the entire amount then in his Retirement Account in accordance with Article IX if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the K-C Apparel Plant of Durafab, Inc. in Cleburne, Texas; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the closure of the K-C Apparel Plant of Durafab, Inc. in Cleburne, Texas, and such termination of employment must occur on or after February 1, 2000.

8.9 East Ryegate Mill Benefit. Notwithstanding any other provision of the Plan, if a Participant's employment with an Employer is terminated, he shall be fully vested in his Retirement Account and shall be entitled to receive a distribution of the entire amount then in his Retirement Account in accordance with Article IX if such Participant meets all of the following conditions:

(a) immediately prior to his termination of employment he must have been (i) an Employee employed at the East Ryegate Mill; and

(b) such termination of employment must be involuntary on the part of the Participant and be caused solely by the elimination of his job function from his Employer due to the shutdown of the East Ryegate Mill.

ARTICLE IX

DISTRIBUTIONS AND WITHDRAWALS

9.1 Optional Forms of Distribution. A Terminated Participant may, upon Timely Notice elect any one of the following optional forms of distribution:

(a) All Cash Distribution. An "All Cash Distribution" of a Participant's Retirement Account means a single distribution consisting of the cash equivalent of the Current Market Value on the Valuation Date of the Participant's vested percentage of his Retirement Account.

(b) Stock and Cash Distribution. A "Stock and Cash Distribution" of a Participant's Retirement Account means one distribution consisting of:

(i) the cash equivalent of the Current Market Value of the Participant's vested percentage of his Retirement Account, except his interest in the K-C Stock Fund, and

(ii) full shares of Corporation Stock attributable to the Participant's vested percentage interest in the K-C Stock Fund, together with the cash equivalent of the Current Market Value of fractional shares of such Corporation Stock.

(c) Installment Distribution. An "Installment Distribution" shall mean the cash equivalent of the Current Market Value of the Participant's vested percentage of his Retirement Account paid monthly in cash for a specified number of years elected by the Participant, not to exceed the lesser of the Participant's life expectancy or 20; provided, however, that an Installment Distribution is available only to Terminated Participants upon attainment of age 55. The value of each payment shall be determined on a declining balance method.

Prior to the distribution of the final payment of an Installment Distribution, a Participant may elect:

(i) to receive the remaining balance in his Retirement Account as a Lump Sum Distribution;

(ii) to change the elected period of the Installment Distribution; or

(iii) to receive a Partial Distribution from the remaining balance in his Retirement Account.

9.2 Lump Sum and Partial Distributions. A Lump Sum Distribution or a Partial Distribution may be elected by any Participant in the form of an All Cash Distribution or a Stock and Cash Distribution.

9.3 Distribution by Reason of Death.

(a) A Participant may designate a Beneficiary or Beneficiaries to receive the amount in the Participant's Retirement Account in case of his death, or to receive any balance due to the Participant at the time of his death under Section 9.1(c) above. If a Participant's participation terminates by reason of his death, his Beneficiary shall be entitled to receive distribution in full of the total amount in his Retirement Account. Such distribution shall be in the form of a lump sum payment in cash of the total amount in the Participant's Retirement Account, or at the election of the Beneficiary and in the manner prescribed by the Committee, such distribution may be made in one of the forms specified in Section 9.1 above.

(b) In case of the Participant's death, the amount in the Participant's Retirement Account shall be distributed in accordance with the Plan to the designated Beneficiary or Beneficiaries. If a married Participant designates a Beneficiary or Beneficiaries other than his surviving spouse at the time of such designation, such designation shall not be effective (and the Participant's spouse shall be the Beneficiary) unless:

(ii) the spouse consents in writing to such designation;

(ii) the spouse's consent acknowledges the effect of such designation, which consent shall be irrevocable; and

(iii) the spouse executes the consent in the presence of either a Plan representative designated by the Committee or a notary public.

(c) Notwithstanding the foregoing, such consent shall not be required if the Participant establishes to the satisfaction of the Committee that such consent cannot be obtained because (i) there is no spouse; (ii) the spouse cannot be located after reasonable efforts have been made; or (iii) other circumstances exist to excuse spousal consent under applicable regulations. Each Beneficiary designation made by a Participant shall at all times satisfy the requirements of this Section 9.2; if at any time such designation shall fail to satisfy the requirements of this Section 9.2, such designation shall thereupon be deemed null and void. A Participant may designate a different Beneficiary provided he or she complies with the spousal consent requirements described above. If the Participant fails to designate a Beneficiary in accordance with the provisions of this Section 9.2, or if the designated Beneficiary predeceases the Participant, the total amount in his Retirement Account shall be distributed to the Participant's estate in the form of an All Cash Distribution as soon as practicable after the Participant's death.

9.4 Distribution Upon Termination of Employment for Reasons Other than Death. A Participant who is entitled to receive a distribution of his Retirement Account due to the termination of his employment for any reason except death, may on Timely Notice elect to receive such distribution in the form of an All Cash Distribution, a Stock and Cash Distribution or, if eligible under Section 9.1(c), an Installment Distribution, at any time; provided, however, that no termination of employment will be deemed to have occurred in any instance where the person involved remains in Service or is re-employed by an Employer prior to receiving a distribution of his Retirement Account; provided, further, that the distribution provisions of this Article IX shall not apply for a Participant or Terminated Participant whose qualified domestic relations order is pending approval by the Plan Administrator.

9.5 Small Distributions. Anything to the contrary herein notwithstanding, if a Participant's Retirement Account does not exceed $5,000 as provided under Code section 411(a)(11) and has never exceeded the amount provided under Code section 411(a)(11) at the time of any prior distribution (or such amount as the Secretary of Treasury shall specify) the Committee shall direct the distribution of the Participant's Retirement Account as an All Cash Distribution or Stock and Cash Distribution, as elected by the Participant or his Beneficiary, following the Participant's Severance from Service Date; provided, however, that if no election is made within three months after the Participant's Severance from Service Date, such distribution shall be in the form of an All Cash Distribution.

9.6 Consent Required. In the case of a Terminated Participant whose vested Retirement Account balance exceeds five thousand dollars ($5,000), no distribution shall be made (or commence) without the consent of the Terminated Participant. If the Terminated Participant does not so consent, then distribution will be deferred until the earlier of when a Terminated Participant consents to such distribution, or until the Participant attains age 65.

9.7 Evidence of Right to Receive Benefit: The Plan Administrator may require proper proof of death, paternity, maternity, and such evidence of the right of any person to receive a distribution payable as a result of the death of a Participant as the Plan Administrator may deem desirable. The Plan Administrator's determination of death, paternity, maternity and the right of any person to receive payment shall be conclusive.

9.8 Required Distributions.

(a) Notwithstanding any provision of the Plan to the contrary, a Participant's or Terminated Participant's Accounts shall be distributed on:

(i) the 60th day after the latest of:

(A) the close of the Plan Year in which the Participant attains age 65,

(B) the close of the Plan Year which includes the date 10 years after the date the Participant first commenced participating in the Plan, or

(C) the close of the Plan Year in which the Participant terminated employment with his Employer.

unless the Participant or Terminated Participant elects a later date, which can be no later than the date specified in (ii) below:

(ii) With respect to a Participant or Terminated Participant other than a Participant or Terminated Participant who is a five percent owner as defined in Code section 401(a)(9), April 1 of the calendar year following the later of

(A) the calendar year in which the Participant or Terminated Participant attains age 70-1/2, or

(B) the calendar year in which the Participant retires or terminates employment.

With respect to a Participant or Terminated Participant who is a five percent owner as defined in Code section 401(a)(9), April 1 of the calendar year following the year in which the Participant attains age 70-1/2.

(iii) With respect to distributions under the Plan made for calendar years beginning on or after January 1, 2001, the Plan will apply the minimum distribution requirements of Code section 401(a)(9) in accordance with the regulations under Code section 401(a)(9) that were proposed on January 17, 2001. This provision shall continue in effect until the end of the last calendar year beginning before the effective date of final regulations under Code section 401(a)(9) or such other date as may be specified in guidance published by the Internal Revenue Service.

(b) The Accounts of a Participant or Terminated Participant shall be distributed to a Beneficiary:

(i) who is the surviving spouse, commencing on or before December 31 of the later of:

(A) the calendar year in which the Participant or Terminated Participant would have attained age 70-1/2 (only applicable if a Participant or Terminated Participant dies prior to the required beginning date as determined in subsection 9.8(a)(ii)), or

(B) the calendar year following the year of the Participant's or Terminated Participant's death, or

(C) such other period specified under the requirements of Code section 401(a)(9) and the regulations thereunder.

(ii) who is not the surviving spouse (subject to subsection 9.8 (c) hereunder), commencing on or before December 31 of:

(A) the calendar year following the year of the Participant's or Terminated Participant's death, or

(B) such other period specified under the requirements of Code section 401(a)(9) and the regulations thereunder.

(c) If the Participant or Terminated Participant has no designated Beneficiary and dies prior to the required beginning date as determined in subsection 9.8(a)(ii), distribution of the Accounts of the Participant or Terminated Participant must be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's or Terminated Participant's death.

(d) All distributions from the Plan shall be made in accordance with the requirements of Code section 401(a)(9), including Code section 401(a)(9)(G), and the regulations and the Internal Revenue Service rulings and other interpretations issued thereunder. The provisions of section 9.8 override any distribution options in the Plan inconsistent with Code section 401(a)(9).

(e) The Committee may, in its discretion, establish procedures for making such required distributions consistent with the provisions hereof.

9.9 Direct Rollovers. In the event any payment or payments to be made to a Terminated Participant, a Beneficiary who is the surviving spouse of a Participant or Terminated Participant, or an Alternate Payee who is the former spouse of a Participant or Terminated Participant under the Plan would constitute an "eligible rollover distribution," such distributee may request that such payment or payments be transferred directly from the Trust to the trustee of (a) an individual retirement account described in Section 408(a) of the Code, (b) an individual retirement annuity described in Section 408(b) of the Code (other than an endowment contract), (c) an annuity plan described in Section 403(a) of the Code, or (d) a qualified retirement plan the terms of which permit the acceptance of rollover distributions; provided, however, that clause (c) and (d) shall not apply to an eligible rollover distribution made to a Beneficiary who is not the surviving spouse of a Participant or Terminated Participant. Any such request shall be made in writing, on the form prescribed by the Committee for such purpose, at such time in advance as the Committee may specify.

For purposes of this Section 9.9, an eligible rollover distribution shall mean a distribution from the Plan, excluding (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) over the life (or life expectancy) of the individual, the lives (or life expectancies) of the individual and the individual's designated Beneficiary, or a specified period of ten (10) or more years, (b) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code, (c) any distribution to the extent such distribution is not included in gross income (determined without regard to the exclusion for net unrealized appreciation of Corporation Stock), and (d) any hardship distribution described in Section 401(k)(2)(B)(i)(IV) of the Code; it being understood that the Plan does not provide for such hardship distribution.

9.10 Withdrawals. No withdrawals may be made from a Participant's Retirement Account. Notwithstanding the foregoing, a Terminated Participant may, by making a request in the manner prescribed by the Committee, withdraw all or any portion of the total value of the vested portion of his Retirement Account.

9.11 Unclaimed Benefits. During the time when a benefit hereunder is payable to any Terminated Participant or, if deceased, his Beneficiary, the Committee may mail by registered or certified mail to such Participant or Beneficiary, at his last known address, a written demand for his then address, or for satisfactory evidence of his continued life, or both. If such information is not furnished to the Committee within 12 months from the mailing of such demand, then the Committee may, under rules established by the

Committee, in its sole discretion, declare such benefit, or any unpaid portion thereof, suspended, with the result that such unclaimed benefit shall be treated as a forfeiture for the Plan Year within which such 12-month period ends, but shall be subject to restoration through and Employer contribution if the lost Participant or such Beneficiary later files a claim for such benefits.

ARTICLE X

INCENTIVE INVESTMENT PLAN COMMITTEE

10.1 Membership. The Committee shall mean the Salaried Employees Incentive Investment Plan Committee, the members of which shall serve at the pleasure of the Chief Executive Officer of the Corporation. The Committee shall not receive compensation for its services. Committee expenses shall be paid by the Corporation.

10.2 Powers. The Committee shall have all such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the power to construe or interpret the Plan, to determine all questions of eligibility hereunder, to determine the method of payment of any Accounts hereunder, to adopt rules relating to the giving of Timely Notice, and to perform such other duties as may from time to time be delegated to it by the Chief Executive Officer of the Corporation. The Committee may prescribe such forms and systems and adopt such rules and actuarial methods and tables as it deems advisable. It may employ such agents, attorneys, accountants, actuaries, medical advisors, or clerical assistants (none of whom need be members of the Committee) as it deems necessary for the effective exercise of its duties, and may delegate to such agents any power and duties, as it may deem necessary and appropriate.

10.3 Procedures. A majority of the Committee members shall constitute a quorum. The Committee may take any action upon a majority vote at any meeting at which a quorum is present, and may take any action without a meeting upon the unanimous written consent of all members. All action by the Committee shall be evidenced by a certificate signed by the chairman or by the secretary to the Committee. The Committee shall appoint a secretary to the Committee who need not be a member of the Committee, and all acts and determinations of the Committee shall be recorded by the secretary, or under his supervision. All such records, together with such other documents as may be necessary for the administration of the Plan, shall be preserved in the custody of the secretary.

10.4 Rules and Decisions. All rules and decisions of the Committee shall be uniformly and consistently applied to all Eligible Employees and Participants under this Plan in similar circumstances and shall be conclusive and binding upon all persons affected by them. The Committee shall have absolute discretion in carrying out its duties under the Plan.

10.5 Authorization of Payments. Subject to the provisions hereof, it shall be the duty of the Committee to furnish the Trustee with all facts and directions necessary or pertinent to the proper disbursement of the Trust funds.

10.6 Books and Records. The records of the Employers shall be conclusive evidence as to all information contained therein with respect to the basis for participation in the Plan and for the calculation of Retirement Contributions.

10.7 Perpetuation of the Committee. In the event that the Corporation shall for any reason cease to exist, then, unless the Plan is adopted and continued by a successor, the members of the Committee at that time shall remain in office until the final termination of the Trust, and any vacancies in the membership of the Committee caused by death, resignation, disability or other cause, shall be filled by the remaining member or members of the Committee.

10.8 Claim Procedure. The Committee shall establish a procedure for handling all claims by all persons. In the event any claim is denied, the Committee shall provide a written explanation to the person stating the reasons for denial.

10.9 Allocation or Reallocation of Fiduciary Responsibilities. The Named Fiduciary may allocate powers and responsibilities not specifically allocated by the Plan, or reallocate powers and responsibilities specifically allocated by the Plan, to designated persons, partnerships or corporations other than the Committee, and the members of the Committee may allocate their responsibilities under the Plan among themselves. Any such allocation, reallocation, or designation shall be in writing and shall be filed with and retained by the secretary of the Committee with the records of the Committee. Notwithstanding the foregoing, no reallocation of the responsibilities provided in the Trust to manage or control the Trust assets shall be made other than by an amendment to the Trust.

10.10 Plan Administrator. The Corporation shall be the Plan Administrator as described in ERISA.

10.11 Service of Process. The Corporation shall be the designated recipient of service of process with respect to legal actions regarding the Plan.

ARTICLE XI

AMENDMENT AND TERMINATION

11.1 Amendment and Termination. While it is intended that the Plan shall continue in effect indefinitely, the Board may from time to time modify, alter or amend the Plan or the Trust, and may at any time order the temporary suspension or complete discontinuance of Retirement Contributions or may terminate the Plan, provided, however, that

(a) no such action shall make it possible for any part of the Trust assets (except such part as is used for the payment of expenses) to be used for or diverted to any purpose other than for the exclusive benefit of Participants or their Beneficiaries;

(b) no such action shall adversely affect the rights or interests of Participants theretofore vested under the Plan; and

(c) in the event of termination of the Plan or complete discontinuance of Retirement Contributions hereunder, all rights and interests of Participants not theretofore vested shall become vested as of the date of such termination or complete discontinuance.

Any action permitted to be taken by the Board under the foregoing provision regarding the modification, alteration or amendment of the Plan or the Trust may be taken by the Committee, using its prescribed procedures, if such action

(a) is required by law,

(b) is estimated not to increase the annual cost of the Plan by more than $1,000,000, or

(c) is estimated not to increase the annual cost of the Plan by more than $25,000,000, provided such action is approved and duly executed by the Chief Executive Officer of the Corporation.

Any action taken by the Board or Committee shall be made by or pursuant to a resolution duly adopted by the Board or Committee and shall be evidenced by such resolution or by a written instrument executed by such persons as the Board or Committee shall authorize for such purpose.

The Committee shall report to the Chief Executive Officer of the Corporation before January 31 of each year all action taken by it hereunder during the preceding calendar year.

However, nothing herein shall be construed to prevent any modification, alteration or amendment of the Plan or of the Trust which is required in order to comply with any law relating to the establishment or maintenance of the Plan and Trust, including but not limited to the establishment and maintenance of the Plan or Trust as a qualified employee plan or trust under the Code, even though such modification, alteration, or amendment is made retroactively or adversely affects the rights or interests of a Participant under the Plan.

ARTICLE XII

MISCELLANEOUS

12.1 Non-Guarantee of Employment. Nothing contained in this Plan shall be construed as a contract of employment between an Employer and a Participant, or as a right of any Participant to be continued in the employment of his Employer, or as a limitation of the right of an Employer to discharge any Participant with or without cause.

12.2 Rights to Trust Assets. No Participant or any other person shall have any right to, or interest in, any part of the Trust assets upon termination of his employment or otherwise, except as provided from time to time under this Plan, and then only to the extent of the amounts due and payable to such person out of the assets of the Trust. All payments as provided for in this Plan shall be made solely out of the assets of the Trust and neither the Employers, the Trustee, nor any member of the Committee or the Named Fiduciary shall be liable therefor in any manner.

The Employers shall have no beneficial interest of any nature whatsoever in any Employer Contributions after the same have been received by the Trustee, or in the assets, income or profits of the Trust, or any part thereof, except to the extent that forfeitures as provided in the Plan shall be applied to reduce the Employer Contributions.

12.3 Disclaimer of Liability. Neither the Trustee, the Employers, nor any member of the Committee or the Named Fiduciary shall be held or deemed in any manner to guarantee the funds of the Trust against loss or depreciation.

12.4 Non-Recommendation of Investment. The availability of any security hereunder shall not be construed as a recommendation to invest in such security. The decision as to the choice of investment of Retirement Contributions must be made solely by each Participant, and no officer or employee of the Corporation or the Trustee is authorized to make any recommendation to any Participant concerning the allocation of Retirement Contributions hereunder.

12.5 Indemnification of Committee. The Employers shall indemnify the Committee and the Named Fiduciary and each member thereof and hold them harmless from the consequences of their acts or conduct in their official capacity, including payment for all reasonable legal expenses and court costs, except to the extent that such consequences are the result of their own willful misconduct or breach of good faith.

12.6 Non-Alienation. Except as otherwise provided herein, no right or interest of any Participant or Beneficiary in the Plan and the Trust shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, attachment, garnishment, execution, levy, bankruptcy, or any other disposition of any kind, either voluntary or involuntary, prior to actual receipt of payment by the person entitled to such right or interest under the provisions hereof, and any such disposition or attempted disposition shall be void.

12.7 Facility of Payment. If the Committee has notice that a Participant entitled to a distribution hereunder, or his Beneficiary, is incapable of caring for his own affairs, because of illness or otherwise, the Committee may direct that any distribution from such Participant's Retirement Account may be made, in such shares as the Committee shall determine, to the spouse, child, parent or other blood relative of such Participant, or his Beneficiary, or any of them, or to such other person or persons as the Committee may determine, until such date as the Committee shall determine that such incapacity no longer exists. The Committee shall be under no obligation to see to the proper application of the distributions so made to such person or persons, and any such distribution shall be a complete discharge of any liability under the Plan to such Participant, or his Beneficiary, to the extent of such distribution.

12.8 Action by a Committee of the Board. Any action which is required or permitted to be taken by the Board under the Plan may be taken by the Compensation Committee of the Board or any other duly authorized committee of the Board designated under the By-Laws of the Corporation.

12.9 Qualified Domestic Relations Orders. Anything in this Plan to the contrary notwithstanding:

(a) Alternate Payee's Account. An alternate payee under a domestic relations order determined by the Corporation to be a qualified domestic relations order (as defined in Code section 414(p)) shall have established and maintained for him a separate Retirement Account similar to the Retirement Account of the Participant specified in the qualified domestic relations order. The alternate payee's Retirement Accounts shall be credited with his interest in such Participant's Retirement Accounts, as determined under the qualified domestic relations order.

(b) Investment of Alternate Payee's Account. Unless a Qualified Domestic Relations Order provides to the contrary, an Alternate Payee shall have the right to direct the investment of any portion of a Participant's Retirement Account payable to the Alternate Payee under such order in the same manner as provided in this Article VII with respect to a Participant, which amounts shall be separately accounted for by the Trustee in the Alternate Payee's name.

(c) Alternate Payee's Beneficiary. Except to the extent otherwise provided by the Qualified Domestic Relations Order relating to an Alternate Payee:

(i) the Alternate Payee may designate on Timely Notice a beneficiary, and

(ii) the beneficiary of the Alternate Payee shall be accorded under the Plan all the rights and privileges of the Beneficiary of a Participant in the same manner as provided in Section 9.1 (except that no spousal consent shall be required). If the Alternate Payee does not designate a Beneficiary, or if the Beneficiary predeceases the Alternate Payee, benefits payable to the Alternate Payee which have not been distributed shall be paid to the Alternate Payee's estate.

(d) Distribution to Alternate Payee. An alternate payee shall be entitled to receive a distribution from the Plan in accordance with the Qualified Domestic Relations Order relating to the Alternate Payee. Such distribution may be made only in a method provided in Article IX and shall include only such amounts as have become vested; provided, however, that if a Qualified Domestic Relations Order so provides, a distribution of the total vested amount awarded to the Alternate Payee may be made to the Alternate Payee before the date that the Participant specified in the Qualified Domestic Relations Order attains his earliest retirement age (as defined in Code section 414(p)(4)(B)). An Alternate Payee shall be eligible for an Installment Distribution under Section 9.1(c) only if the Participant is eligible for such distribution.

(e) Vesting of Alternate Payee's Account. In the event that the Qualified Domestic Relations Order provides for all or part of the non-vested portion of the Participant's Retirement Account to be credited to the account of the Alternate Payee, such amounts shall vest and/or be forfeited at the same time and in the same manner as the Retirement Account of the Participant specified in the Qualified Domestic Relations Order; provided, however, that no forfeiture shall result to the account of the Alternate Payee due to any distribution to or withdrawal by the Participant from his Retirement Account or any distribution to or withdrawal by the Alternate Payee from the vested portion of the account of the Alternate Payee.

12.10 Compensation Limit. In addition to other applicable limitations which may be set forth in the Plan and notwithstanding any other contrary provision of the Plan, compensation taken into account under the Plan shall not exceed $150,000, adjusted for changes in the cost of living as provided in Code sections 401(a)(17)(B) and 415(d).

ARTICLE XIII

MERGER

No merger or consolidation with or transfer of any assets or liabilities to any other plan shall be made unless, upon completion thereof, the value of each Participant's Retirement Account shall immediately after said merger, consolidation, or transfer be equal to or greater than the value of the Participant's Retirement Account immediately before the merger, consolidation, or transfer (if the Plan had then terminated).

ARTICLE XIV

TOP-HEAVY REQUIREMENTS

14.1 Top-Heavy Requirements. Notwithstanding any other provisions of this Plan, the following rules shall apply for any Plan Year if as of the last day of the preceding Plan Year or, in the case of the first Plan Year, the last day of such Plan Year, based on valuations as of such date, the sum of the present value of accrued benefits and Accounts of "key employees" (within the meaning of Code section 416) exceeds 60% of a similar sum for all employees under (i) each plan of the Employer or any Affiliated Employer in which a "key employee" participates, (ii) each other plan of the Employer or any Affiliated Employer which enables any such plan to meet the requirements of Code section 401(a)(4) or 410 and (iii) each other plan of the Employer or any Affiliated Employer which, if aggregated with the plan described in (i) and (ii), would not cause any such plan described in this clause (iii) to fail to satisfy the requirements of Code Sections 401(a)(4) or 410. A Plan Year during which such rules apply shall be known as a "Top-Heavy Plan Year."

(a) Vesting. A Participant who is credited with an Hour of Service during the Top-Heavy Plan Year, or in any Plan Year after the Top-Heavy Plan Year, and who has completed at least three years of Service shall have a nonforfeitable right to 100% of his Retirement Account and no such amount may become forfeitable if the Plan later ceases to be Top-Heavy nor may such amount be forfeited under the provisions of Code sections 411(a)(3)(B) (relating to suspension of benefits upon reemployment) or 411(a)(3)(D) (relating to forfeitures upon withdrawal of mandatory contributions). If the Plan become Top-Heavy and later ceases to be Top-Heavy, this vesting schedule shall no longer apply and benefits which have not at such time vested under this schedule shall vest only in accordance with other provisions of this Plan, provided that any Participant with at least 3 years of Service shall be entitled to continue to utilize this schedule for vesting purposes by making an election at the time and in the manner specified by the Committee.

(b) Required Contributions. Each Employer shall contribute on behalf of each employee eligible to participate in the Plan, the lesser of:

(i) 3% of such employee's compensation (within the meaning of Code section 415); or

(ii) the percentage of such employee's compensation (within the meaning of Code section 415) which is equal to the percentage at which contributions were made for that Plan Year on behalf of the "key employee" for whom such percentage is the greatest for such Plan Year, as prescribed by Code section 416(c)(2)(B) and regulations thereunder.

Any contribution made pursuant to this subsection 14.1(b) shall be allocated to the Retirement Account on behalf of the employee for whom such contribution is made.

(c) Additional Limitations. No allocations may be made to the Account of a Participant the sum of whose defined benefit plan fraction and defined contribution plan fraction, as defined in Code section 415(e), exceeds 1.0 when the dollar amounts, as defined in Section 12.2(b) hereof, are multiplied by 1.0 rather than 1.25.

The provisions of this Section 14.1 shall be interpreted in accordance with the provisions of Code section 416 and any regulations thereunder, which are hereby expressly incorporated by reference.

(d) Coordination. In the event a top heavy minimum contribution or benefit is required under this Plan or a defined benefit plan of an Employer that covers a Participant, the top heavy minimum contribution or benefit, as appropriate, shall be provided in this Plan. In the event a top heavy minimum contribution is required under this Plan or another defined contribution plan of an Employer that covers a Participant, the top heavy minimum contribution shall be provided in this Plan.

APPENDIX A

LIST OF EMPLOYERS, PARTICIPATING UNITS AND EFFECTIVE DATES OF PARTICIPATION

Employers	Participating Units	Effective Date
Avent, Inc.	All exempt salaried employees* All nonexempt salaried employees*	January 1, 1997 March 1, 2002
Ballard Medical Products	All salaried and hourly employees*	January 1, 2000
Durafab, Inc.	All salaried employees*	July 1, 1997
	All hourly employees, including employees paid on a piece rate basis*	April 1, 1998
Kimberly-Clark Corporation	All salaried employees*	January 1, 1997
	All hourly employees* at the Beech Island Mill, Berkeley Mill, and New Milford Mill.	
	All hourly organized employees at the Kimtech Machinists Unit and the Kimtech Machinery Installation Unit who are represented by Lodge 1855 of the International Association of Machinists and Aerospace Workers, AFL-CIO*	September 1, 2000
	All salaried employees and hourly employees of Sani-Fresh International division located at San Antonio, Texas.*	January 1, 1997
	All hourly organized employees at the Mobile Operations who are represented by the United Paperworkers Union, Local Nos. 423, 1421, 1575 and 1873, or the International Brotherhood of Electrical Workers, Local No. 2129*	January 1, 1998
	All hourly organized employees at the Chester Mill who are represented by the United Paperworkers Union, Local 448.*	September 6, 1998
	All hourly organized employees at the Everett Mill who are represented by the Association of Western Pulp and Paper Workers, Local Nos. 183 and 644*	September 1, 2000
	All hourly organized employees at the Marinette Mill who are represented by the United Paperworkers International Union, Local No. 86	September 1, 2000
Kimberly-Clark Financial Services, Inc.	All salaried employees*	January 1, 1997

Kimberly-Clark International Services Corporation	All salaried employees*	January 1, 1997
Kimberly-Clark Technical Paper, Inc.	All salaried employees*	January 1, 1997
Kimberly-Clark Worldwide, Inc.	All salaried employees*	January 1, 1997
	All hourly organized employees at the Fullerton Mill who are represented by the Association of Western Pulp and Paper Workers, Affiliated Local 672*	January 1, 1999
Tecnol, Inc.	All salaried employees*	January 1, 1999

*Including those on temporary assignment at other Employers or in other classifications, but excluding employees on temporary assignment

EXHIBIT 10.4

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

KIMBERLY-CLARK CORPORATION

DEFINED CONTRIBUTION PLANS TRUST
(Amended and Restated September 29, 2000)

THIS AGREEMENT, made as of October 1, 1996, by and between KIMBERLY-CLARK CORPORATION, a Delaware corporation, with its principal offices at 351 Phelps Drive, Irving, Texas 75038 (hereinafter referred to as the "Company"), and FIRST TRUST NATIONAL ASSOCIATION, a Minnesota corporation, with its principal offices at 180 East Fifth Street, Saint Paul, MN 55101 (hereinafter referred to as the "Trustee"),

W I T N E S S E T H:

WHEREAS, the Company has adopted the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, and the Kimberly-Clark Corporation Retirement Contribution Plan (hereinafter referred to individually as the "Salaried Plan," the "Hourly Plan," and the "Retirement Contribution Plan, respectively, and collectively as the "Plans") for the exclusive benefit of such of its eligible employees and eligible employees of its affiliates and subsidiaries as become participants therein; and

WHEREAS, the Kimberly-Clark Tissue Company Investment Plan for Salaried Employees are merged into the Salaried Plan, and the Kimberly-Clark Tissue Company Investment Plan for Hourly Employees are merged into the Hourly Plan, as of January 1, 1998, and

WHEREAS, a Committee (hereinafter referred to as the "IIP Committee") has been created to administer the Plans pursuant to the terms thereof; and

WHEREAS, the Retirement Trust Committee of the Company (hereinafter referred to as the "Retirement Trust Committee"), which shall be the named fiduciary for the Plans, has the authority to direct the investment of assets held under the Plans; and

WHEREAS, the Company has adopted the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan Trust (the "Salaried Trust") to hold the assets of the Salaried Plan and the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan Trust (the "Hourly Trust") to hold the assets of the Hourly Plan; and

WHEREAS, pursuant to delegation of authority from the Chief Executive Officer, the Retirement Trust Committee appointed First Trust National Association as successor trustee of the Salaried Trust and the Hourly Trust, effective July 1, 1996; and

WHEREAS, the Retirement Trust Committee, pursuant to delegation of authority from the Chief Executive Officer of the Company, has determined that the Salaried Trust and the Hourly Trust shall be merged into a master trust to hold, collectively, the assets of the Salaried Plan and the Hourly Plan, with First Trust National Association acting as trustee thereof, effective as of October 1, 1996; and

WHEREAS, pursuant to the authority granted under the terms of the Retirement Contribution Plan, the Chief Executive Officer has appointed First Trust National Association to serve as Trustee of the Retirement Contribution Plan and has authorized the addition of the Retirement Contribution Plan to the Trust Fund hereunder, effective January 1, 1997; and

WHEREAS, funds have been contributed and additional funds will from time to time be contributed under the Plans, all of which funds, as and when received by the Trustee, will constitute a trust fund to be held for the benefit of the participants under the Plans or their beneficiaries; and

WHEREAS, the Company desires the Trustee to hold, administer, invest and distribute such funds and the Trustee is willing to hold, manage, administer, invest and distribute such funds pursuant to the terms of this Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the Company and the Trustee do hereby covenant and agree as follows:

ARTICLE I

Trust Fund

All contributions and other property received by the Trustee in accordance with the Plans, including the sums of money and other property transferred to the Trustee, together with the income therefrom and any other increment thereon (hereinafter referred to as the "Trust Fund") shall be held, managed, administered, invested, and distributed by the Trustee pursuant to the terms of this Agreement without distinction between principal and income and without liability for the payment of interest thereon. The Trustee shall not be responsible for the collection of any contributions to the Plans.

All transfers to, withdrawals from, and other transactions regarding the Trust Fund shall be conducted in such a way that the proportionate interest in the Trust Fund of each Plan and the fair market value of that interest may be determined at any time. The undivided interest of each Plan shall be debited or credited, as the case may be, for (i) the entire amount of all contributions and loan repayments received on behalf of that Plan, all benefit payments, or expenses attributable solely to that Plan; (ii) its proportionate share of each item of income, gain or loss, and other expenses; and (ii) other transactions attributable to the Trust Fund as a whole. As of each date for which the reports specified in Article IX are provided by the Trustee, the Trustee shall adjust the value of each Plan's undivided interest in the Trust Fund to reflect the net increase or decrease in such values since the last such date.

ARTICLE II

Distributions and Participant Loans From Trust Fund

Subject to the provisions of Article III hereof, the Trustee shall from time to time at the direction of the IIP Committee or the recordkeeper make distributions and participant loans out of the Trust Fund to such persons, including the IIP Committee or any member thereof, in such manner, in such amounts and for such purposes as may be specified in the direction of the IIP

Committee or the recordkeeper, in accordance with those specifications as may be mutually agreed upon by the Company and the Trustee. All promissory notes evidencing participant loans from the Plans shall constitute assets of the Trust Fund and shall be held by the Trustee in a separate fund for such participant loans. The IIP Committee or the recordkeeper shall provide the Trustee with such information as may from time to time be required for the Trustee to exercise its rights under the documents evidencing such participant loans, including but not limited to the occurrence of events of default.

The Trustee shall deduct, withhold and transmit to the proper taxing authorities any such federal and state tax which it may be permitted or required to deduct and withhold in accordance with applicable laws, and the Plan account to be distributed or from which the loan is made in such case shall be correspondingly reduced. The Trustee shall prepare all necessary federal and state tax reporting required on any distribution or participant loan from the Fund, and shall reconcile all federal and state tax withholdings with each Plan's records, provided that the recordkeeper shall be responsible for preparing, filing, and furnishing to participants all federal and state tax statements (i.e., IRS Form 1099-R or other similar tax form) required on any distribution or participant loan from the Fund unless otherwise agreed upon in writing by the parties.

If any payment of benefits directed to be made from the Trust Fund by the Trustee is not claimed, the Trustee shall notify the Company of that fact promptly as mutually agreed upon by the Company and the Trustee. The Trustee shall dispose of such payments as the IIP Committee shall direct. The Trustee shall not be liable for any payment made by it in good faith without actual knowledge of the changed status or condition of any recipient thereof.

ARTICLE III

Diversion of Trust Fund

Notwithstanding anything to the contrary contained in this Agreement, or in any amendment hereto, it shall be impossible for any part of the Trust Fund, other than such part as is required to pay taxes and administration expenses, to be used for, or diverted to, purposes other than for the exclusive benefit of the participants under the Plans or their beneficiaries.

In making a distribution upon a direction as authorized herein, the Trustee may accept such direction as a certification that such payment complies with the provisions of this Article and need make no further investigation.

ARTICLE IV

Investment of Trust Fund

Subject to the restrictions set forth in the following paragraphs, the Trustee shall, in its sole discretion, invest and reinvest the Trust Fund in any securities or other property or part interest therein, wherever situated, including specifically obligations or stock of the Company. Such investments shall not be restricted to property and securities of the character authorized for investment by trustees under any present or future state laws.

The Trust Fund shall consist of ten investment funds: the Money Market Fund, the Stable Income Fund, the Bond Index Fund, the Medium-Term Managed Fund, the Long-Term Managed Fund, the Stock Index Fund, the Growth Stock Fund, the International Index Fund, the K-C Stock Fund, and the SMI Stock Fund. The SMI Stock Fund shall not apply under the Retirement Contribution Plan.

Money Market Fund

Funds designated by the IIP Committee pursuant to Participant direction for investment in the Money Market Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in short-term obligations issued or fully guaranteed as to the payment of principal and interest by the United States of America or any agency or instrumentality thereof.

Stable Income Fund

Funds designated by the IIP Committee pursuant to Participant direction for investment in the Stable Income Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in investment contracts issued by legal reserve life insurance companies, banks, or other financial institutions; individual or group annuity contracts or insurance policies issued by legal reserve life insurance companies; money market securities; or any combination thereof.

Bond Index Fund

Funds designated by the IIP Committee pursuant to Participant direction for investment in the Bond Index Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in obligations issued or fully guaranteed as to the payment of principal and interest by the United States of America or any agency or instrumentality thereof, investment grade bonds issued by one or more corporations domiciled in the United States, asset-backed securities, mortgage-backed securities, and other similar securities, with the objective to track the Lehman Brothers Aggregate Bond Index, an unmanaged broad-based index which is designed to reflect the composition of the United States bond market and which includes most intermediate and long-term fixed rate bonds in the United States, or such other similar bond index as may be selected by the Retirement Trust Committee from time to time.

Medium-Term Managed Fund

Funds designated by the IIP Committee pursuant to Participant direction for investment in the Medium-Term Managed Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in investments in which the Money Market Fund or Bond Index Fund could invest, as well as a diversified portfolio of common and preferred stocks of corporations and other issues convertible into such common and preferred stocks, which may include growth and income, growth, and/or emerging growth stocks, consistent with the medium-term investment horizon of the fund.

Long-Term Managed Fund

Funds designated by the IIP Committee pursuant to Participant direction for investment in the Long-Term Managed Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in investments in which the Bond Index Fund could invest and money market securities, as well as a diversified portfolio of common and preferred stocks of corporations and other issues convertible into such common and preferred stocks, which may include growth and income, growth, emerging growth, and/or international stocks, consistent with the long-term investment horizon of the fund.

Stock Index Fund
Funds designated by the IIP Committee pursuant to Participant direction for investment in the Stock Index Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in a diversified portfolio of common and preferred stocks of corporations and other issues convertible into such common and preferred stocks, with the objective to track the Standard & Poors (S&P) 500 Stock Index, an unmanaged index which tracks the performance of 500 industrial, transportation, utility, and financial companies whose stocks are public traded, or such other similar stock index as may be selected by the Retirement Trust Committee from time to time.

Growth Stock Fund
Funds designated by the IIP Committee pursuant to Participant direction for investment in the Growth Stock Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in common and preferred stocks of medium to large corporations and other issues convertible into such common and preferred stocks, which may include securities identified as having above average growth potential, and in money market securities.

International Index Fund
Funds designated by the IIP Committee pursuant to Participant direction for investment in the International Index Fund shall be invested at the direction of the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, directly or through a common or collective trust fund, mutual fund, or other similar investment facility, in common and preferred stocks of corporations in Europe, Australia, and the Far East, and other issues convertible into such common and preferred stocks, with the objective to track the Morgan Stanley Capital International EAFE Index, an unmanaged market-value weighted index of about 1,000 stocks from Europe, Australia, New Zealand, and the Far East, or such other similar international index as may be selected by the Retirement Trust Committee from time to time.

K-C Stock Fund
Funds designated by the IIP Committee pursuant to Participant direction for investment in the K-C Stock Fund, shall be invested in common stock of the Company, although such may not be a legal investment for trustees under state laws applicable hereto, and short term securities and other similar investments for liquidity. Such stock shall be acquired by the Trustee in the open market, or from private sources (other than officers or directors of the Company); whether to acquire such shares in the open market or to acquire such shares from private sources and the time and prices and the quantities to be acquired shall be within the sole discretion of the Trustee. The Trustee may also acquire such shares through withdrawals, distributions and forfeitures under the Plans, or contributions of shares from

participants (including officers and directors) or the Company under the Plan; provided, however, that any shares contributed by the Company shall be from shares held in the treasury of the Company. With respect to the K-C Stock Fund, the Trustee shall exercise or sell any rights to purchase shares of common stock of the Company only as directed by the Retirement Trust Committee. The Trustee shall manage the liquidity of the K-C Stock Fund consistent with guidelines established by the Retirement Trust Committee and communicated to the Trustee.

<u>SMI Stock Fund</u>
Funds may be designated by the IIP Committee for investment by the Trustee in the SMI Stock Fund, subject to the terms and conditions set forth herein. The SMI Stock Fund shall consist of shares of the common stock of Schweitzer-Mauduit International, Inc., a Delaware corporation ("SMI"), distributed to the Plans in connection with the pro rata distribution of 100 percent of the outstanding shares of SMI stock to each holder of record of Company stock on or about November 30, 1995, and such additional shares of SMI stock acquired by the Trustee through dividends or stock splits declared by SMI, as well as short term securities and other similar investments for liquidity. No contributions shall be invested by the Trustee in the SMI Stock Fund, and no transfers shall be made by the Trustee to the SMI Stock Fund, unless otherwise directed by the Retirement Trust Committee. Forfeitures under the Plans with respect to amounts invested in the SMI Stock Fund shall be invested in the K-C Stock Fund, unless otherwise directed by the Retirement Trust Committee. To the extent that it becomes necessary to purchase additional shares of SMI stock to be held in the SMI Stock Fund (e.g., through reinvestment of interest, dividends or other income or cash received from the sale of exchange of securities or other property with respect to the SMI Stock Fund), the Trustee is directed to acquire such stock in the open market, or from private sources (other than officers or directors of the Company); whether to acquire such shares in the open market or to acquire such shares from private sources and the time and prices and the quantities to be acquired shall be within the sole discretion of the Trustee. The Trustee may also acquire such shares through withdrawals and distributions under the Plans. The Trustee shall manage the liquidity of the SMI Stock Funds consistent with guidelines established by the Retirement Trust Committee and communicated to the Trustee.

Any monies of the investment funds comprising the Trust Fund may, to facilitate investment, transfers or distributions hereunder, be invested in short term securities or in other investments commonly referred to as short-term investment funds or facilities ("STIF").

The Company shall notify the Trustee of contributions designated for investment in each of the above investment Funds in accordance with procedures and within the time periods mutually agreed upon by the Company and the Trustee, and the Trustee shall notify the Investment Managers of such contributions in accordance with procedures and within the time periods established by the Investment Manager or as mutually agreed upon by the Trustee and the Investment Manager. The Company shall transfer such contributions to the Trustee, and the Trustee shall transmit such contributions to the Investment Managers for investment, in accordance with procedures and within the time periods mutually agreed upon by the Company and the Trustee, and as established by the Investment Manager or as mutually agreed upon by the Trustee and the Investment Manager. It is contemplated that the Trustee will transmit funds to the Investment Managers for investment on the same business day of receipt of such funds from the Company, provided that the Company transfers such funds to the Trustee within the time period mutually agreed upon by the Company and the Trustee.

The Trustee is further authorized to hold, for the purpose of administration or distribution thereof, a portion of the Trust Fund uninvested whenever and for so long as is required for the payment in cash of Plans accounts normally expected to mature in the near future; to hold uninvested reasonable amounts of cash whenever it is deemed advisable to do so to facilitate disbursements, pending investments or for other operational reasons; and to deposit the same, without any liability for interest earned thereon, in the banking department of any corporate Trustee serving hereunder or of any other bank, trust company or other financial institution including those affiliated in ownership with the Trustee, notwithstanding the banking department's or other affiliate's receipt of "float" from such uninvested cash.

All interest, dividends or other income as well as any cash received from the sale or exchange of securities or other property, produced by each such investment fund shall be reinvested in the same investment fund which produced such interest, dividends and other income.

The Trustee shall make transfers among the investment funds in accordance with the directions of the IIP Committee pursuant to participant direction and may dispose of such investments in any of the investment funds as may be necessary to enable it to make any such transfers.

The Retirement Trust Committee shall have the authority to terminate an investment Fund, to direct that an investment Fund be established, to appoint or terminate the Investment Manager for a fund pursuant to Article VI hereof, to withdraw or limit participation in a particular investment Fund, and to consolidate any separate investment Fund with any other separate investment Fund having the same investment objectives which are established under any other retirement plan or trust of the Company or its affiliates and which are managed by the same Investment Manager, provided that the records of the Trustee shall reflect the relative interests of the separate trusts in such commingled fund.

ARTICLE V

Powers and Authority of Trustee

Subject to the provisions set forth in Article IV, this Article V, and Article VI, the Trustee shall have full power and authority in its sole discretion, to do all acts and to exercise any and all powers which would be lawful for it were it in its own right the actual owner of the Trust Fund, including by way of illustration, but not limitation, the following:

5.1 To purchase or subscribe for any securities or other property and to retain in trust such securities or other property, including but not limited to securities of the Company which are "qualifying employer securities" within the meaning of section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), which are held in the K-C Stock Fund;

5.2 To sell for cash or on credit, to grant options, convert, redeem, exchange for other securities or other property, or otherwise to dispose of any securities or other property at any time held by it.

5.3 To settle, compromise or submit to arbitration, any claims, debts or damages, due or owing to or from the Trust, to commence or defend suits or legal proceedings and to represent the Trust in all suits or legal proceedings, provided that the Trustee shall be indemnified against all reasonable expenses and liabilities sustained by it by reason thereof (including reasonable attorneys' fees).

5.4 To exercise any conversion privileges and/or subscription right available in connection with any securities or other property at any time held by it; to oppose or to consent to the reorganization, consolidation, merger, or readjustment of the finances of any corporation, company or association or to the sale, mortgage, pledge or lease of the property of any corporation, company or association any of the securities of which may at any time be held by it and to do any act with reference thereto, including the exercise of options, the making of agreements or subscriptions and the payment of expenses, assessments or subscriptions, which may be deemed necessary or advisable in connection therewith, and to hold and retain any securities or other property which it may so acquire.

5.5 To enter into a line of credit or establish a credit facility with, or borrow money from, any lender in such amounts and upon such terms and conditions as shall be deemed advisable or proper to carry out the purposes of the Trust, and to pledge any securities or other property for the repayment of such loan.

5.6 To employ suitable agents, experts and counsel (which may be counsel to the Company) and to pay their reasonable expenses and compensation in accordance with the provisions of Article VII. The Trustee may act in reliance upon the advice, opinions, records, statements, and computations of any agents, experts and counsel, and shall be fully protected in relying in good faith on such advice, opinions, records, statements and computations, except to the extent provided otherwise under ERISA.

5.7 To register any securities held by it hereunder in its own name or in the name of a nominee with or without the addition of words indicating that such securities are held in a fiduciary capacity and to hold any securities in bearer form.

5.8 To form corporations and to create trusts to hold title to any securities or other property, all upon such terms and conditions as may be deemed advisable.

5.9 To make, execute and deliver, as Trustee, any and all deeds, leases, mortgages, conveyances, contracts, waivers, releases or other instruments in writing necessary or proper for the accomplishment of any of the foregoing powers.

5.10 Except as provided in Sections 5.13 and 5.14, to exercise, personally or by general or by limited power of attorney, any right, including the right to vote, appurtenant to any securities or other property held by it at any time.

5.11 Only when and if so directed by the Retirement Trust Committee or the Investment Manager appointed pursuant to Article VI, to purchase from legal reserve life insurance companies individual and group annuity contracts and insurance policies of such kind and in such amount as the Retirement Trust Committee or the Investment Manager in its discretion may deem proper for the purposes of the Stable Income Fund, and to use funds of the Stable Income Fund to maintain such contracts and policies in force. Title to and all rights and privileges under such annuity contracts and insurance policies shall be vested in the Trustee. The Trustee shall have no duty to inquire into the terms and provisions of any such annuity contracts and insurance policies purchased by it upon the direction of the Retirement Trust Committee or the Investment Manager.

5.12 To transfer, at any time and from time to time, such part or all of the investments Funds designated in Article IV to any trust which is invested in property of the kind specified for the respective investment funds, and which is qualified under Section 401(a) and exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended from time to time (the "Code"), maintained as a medium for the collective investment of funds of pension, profit sharing or other employee benefit trusts, whether maintained by the Trustee or any Investment Manager, including but not limited to (i) THE PLANS AND DECLARATION OF TRUST - FIRST TRUST NATIONAL ASSOCIATION COLLECTIVE AND POOLED INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUSTS, (ii) 1995 AMENDED AND RESTATED DECLARATION OF TRUST - AMERCIAN EXPRESS TRUST COLLECTIVE INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUSTS, and (iii) such collective investment trust maintained by BARCLAYS GLOBAL INVESTORS, N.A., as amended from time to time, and to withdraw any part or all of the Trust Fund so transferred. The provisions of any such declaration of trust shall be deemed to be a part of this Agreement.

5.13 The Trustee shall vote the common stock of SMI held by the Trustee in the SMI Stock Fund. The Trustee shall also respond to a tender or exchange offer for any or all shares of SMI stock held by the Trustee in the SMI Stock Fund.

5.14 The Trustee shall vote the common stock of the Company held in the K-C Stock Fund, only in accordance with the directions of the IIP Committee. In the event that the IIP Committee informs the Trustee in writing that it is not able to direct the Trustee as to the voting of any non-directed shares of common stock of the Company held in the K-C Stock Fund for which direction has not been received from participants for any reason, then the Trustee shall vote such shares in the same manner and proportion as the shares of common stock of the Company with respect to which it received direction from participants. Each participant under the Plans (or in the event of his death, his beneficiary) shall have the right to direct the Trustee in writing how to respond to a tender or exchange offer for any or all whole shares of common stock of the Company held by the Trustee and attributable to his accounts in the K-C Stock Fund as of the last day of the month preceding such offer. The IIP Committee shall notify each participant (or beneficiary) and exert its best efforts to timely distribute or cause to be distributed to him such information as will be distributed to stockholders of the Company in connection with any such tender or exchange offer. Upon timely receipt of such instructions, the Trustee shall tender such shares of common stock of the Company as and to the extent so instructed. If the Trustee shall not receive instructions from a participant (or beneficiary) regarding any such tender or exchange offer for such shares of common stock of the Company, such participant or beneficiary shall be deemed to have timely instructed the Trustee not to tender or exchange such shares, and the Trustee shall have no discretion in such matter and shall take no action with respect thereto. With respect to shares of common stock of the Company in the K-C Stock Fund for which the Trustee is not subject to receiving such instruction, whether because such shares are unallocated or as otherwise provided by the Plans or by law, the Trustee shall tender such shares in the same ratio as the number of shares for which it receives instructions to tender bears to the total number of shares for which it is subject to receiving instructions, and shall have no discretion in such matter and shall take no action with respect thereto other than as specifically provided in this sentence. The instructions received by the Trustee from participants shall be held by the Trustee in strict confidence and shall not be divulged or released to any person, including employees, officers and directors of the Company; provided, however, that to the extent necessary for the operation of the Plans, such instructions may be released by the Trustee to a recordkeeper, auditor or other person providing services to the Plans.

The Trustee in the acquisition, disposition and management of investments for or under the Trust may acquire and hold any securities or other property even though the Trustee, in its individual or any other capacity, shall have invested or may thereafter invest, its own or other funds in the same or related securities or other property, the interest, principal or other avails of which may be payable at different rates or different times or may have a different rank or priority; and may acquire and hold any securities or other property even though in connection therewith the Trustee, in its individual or any other capacity, may receive compensation reasonably and customarily due in the course of its regular activities; and may make investments even though the proceeds thereof may directly or indirectly be used to pay off loans made by the Trustee in its individual capacity.

ARTICLE VI

Company Directed or Investment Manager Accounts

Notwithstanding anything in this Agreement to the contrary, the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee shall have the right from time to time to direct the Trustee with respect to the acquisition, retention, management and disposition of the assets from time to time comprising the Trust Fund (such assets so acquired to be referred to as the "Company Directed" or "Investment Manager Accounts"). The Trustee shall follow all such directions of the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee and shall have no duty or obligation to review the assets from time to time so acquired, nor to make any recommendations with respect to the investment, reinvestment or retention thereof. Except as otherwise provided in section 5.13 and 5.14 of Article V of this Agreement, the Trustee shall vote the proxies thereon as directed by the Retirement Trust Committee for Company Directed Accounts or any Investment Manager appointed by the Retirement Trust Committee for Investment Manager Accounts. With respect to Company Directed or Investment Manager Accounts, the Trustee shall have no liability to the Company, administrative committee or other authorized person, or any Participant or Beneficiary under the Trust for acting without question on the direction of, or for failure to act in the absence of directions from, the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee, as applicable. The Trustee shall be indemnified and held harmless from and against any and all liability or expense to which the Trustee shall be subjected by reason of carrying out any directions of the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee made pursuant to this paragraph, including all expenses reasonably incurred in its defense if the Company fails to provide such defense.

Notwithstanding the foregoing provisions, the Trustee, at the direction of the Retirement Trust Committee or the Investment Manager appointed by the Retirement Trust Committee, shall have the power, right and authority to invest cash balances held by it from time to time which are part of the funds managed by the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee in investments commonly referred to as short-term investment funds of facilities ("STIF"), and the Trustee, without prior approval or direction, shall have the power, right and authority to sell such short-term investments as may be necessary to carry out the instructions of the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee with respect to investing the funds managed by the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee. In addition, pending receipt of the directions from the Retirement Trust Committee, or any Investment Manager appointed by the Retirement Trust Committee, reasonable amounts of cash received by the Trustee may be retained by the Trustee, in its discretion, in cash, without any liability for interest for any funds managed by the Retirement Trust Committee or any Investment Manager appointed by the Retirement Trust Committee.

ARTICLE VII

Taxes and Expenses of Administration

The expenses incurred by the Trustee in the performance of its duties, including fees for legal services rendered to the Trustee and other expenses described in Section 5.6 hereof, such compensation to the Trustee as may be agreed upon in writing from time to time between the Company and the Trustee and all other proper charges and disbursements of the Trustee, shall be paid from the Trust Fund in accordance with procedures as are mutually agreed upon by the Company and the Trustee, unless paid by the Company and until so paid shall constitute a charge upon the Fund. Brokerage fees and other direct costs of investment shall be paid by the Trustee out of the Fund to which such costs are attributable. All taxes of any and all kinds whatsoever, including interest and penalties, that may be levied or assessed under existing or future laws upon or in respect of any of the Funds or the income thereof shall be paid from the respective Fund.

Notwithstanding the provisions of Article II hereof, all payments under this Article VII may be made without the approval or direction of the IIP Committee.

ARTICLE VIII

Valuation of Accounts

The Trustee shall value each investment Fund as of the close of each business day (the "Valuation Date"), which valuation shall reflect the then fair market value of the assets comprising such investment Fund (including income accumulations therein). A "business day" shall mean a day in which securities are traded on the New York Stock Exchange. In making such valuations, the Trustee may rely on information supplied by any Investment Manager having investment responsibility over the particular investment Fund, provided however that the Trustee shall be responsible for valuing the K-C Stock Fund and the SMI Stock Fund. The Trustee shall adjust those values provided by each Investment Manager in accordance with procedures which have been mutually agreed upon by the Company and the Trustee to include those Plan expenses (exclusive of investment management and brokerage fees which are applied by the Investment Manager appointed pursuant to Article VI) which are to be charged to the Trust, if any, as designated by the Company, and taking into account any revenue sharing amounts applicable to an investment Fund. The Trustee shall timely transmit the value of each investment Fund on each Valuation Date to the Company and the recordkeeper. The Trustee shall promptly notify the Company and the Plan's recordkeeper of any error which shall have occurred in the valuation of an investment Fund (regardless of whether such error may be considered material) and, upon notice to the Company, shall promptly correct such error in accordance with procedures which have been mutually agreed upon by the Trustee and the Company.

ARTICLE IX

Accounts of the Trustee

The Trustee shall keep accurate and detailed accounts of all investments, receipts, disbursements and other transactions hereunder and such other records as the Company shall from time to time direct, and all accounts, books, and records relating thereto shall be open to inspection and audit at all reasonable times by any person designated by the Retirement Trust

Committee or the Company. The Trustee shall file with the Retirement Trust Committee, the Company, and the Plan's recordkeeper from time to time such reports as may be required for the administration of the Plans. No person other than the Company or the Retirement Trust Committee may require an accounting.

ARTICLE X

Reliance on Certificates; Liability of Trustee

The Trustee shall be fully protected in relying upon a certification of the Retirement Trust Committee with respect to any instruction, direction or approval of the Retirement Trust Committee, and upon a certification by a member of the IIP Committee with respect to any instruction, direction or approval of the IIP Committee, and protected also in relying upon a certification of the Company as to the membership of the Retirement Trust Committee or the IIP Committee as it then exists and as to the authority of any person authorized to act for the Retirement Trust Committee or the IIP Committee, and in continuing to rely upon such certification until a subsequent certification is filed with the Trustee.

The Trustee shall be fully protected in acting upon any instrument, certificate, or paper believed by it to be genuine and to be signed or presented by the Retirement Trust Committee or the IIP Committee or any person or entity designated in writing by the Retirement Trust Committee or the IIP Committee, and the Trustee shall be under no duty to make any investigation or inquiry as to any statement contained in any such writing but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained.

The Trustee shall not be responsible for the proper application of any part of the Trust Fund if distributions are made in accordance with the written directions of the IIP Committee as herein provided, shall not be under any duty to make inquiries as to whether any distribution directed by the IIP Committee is made pursuant to the provisions of the Plans, and shall not be responsible for the adequacy of the Trust Fund to meet and discharge any and all distributions and liabilities under the Plans. All persons dealing with the Trustee are released from inquiry into the decision or authority of the Trustee and from seeing to the application of any moneys, securities or other property paid or delivered to the Trustee.

No Trustee, or member of the Retirement Trust Committee or member of the IIP Committee shall be liable hereunder except for his or its failure to exercise the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. Nothing contained herein shall preclude any member of the Retirement Trust Committee or any member of the IIP Committee from any indemnification to which he, they or it may be entitled under the Company's By-Laws or otherwise. No Trustee shall be or become liable for any act or omission of a prior Trustee serving hereunder, it being the purpose and intent that each Trustee shall be liable only for the Trustee's own acts or omissions during the Trustee's term of service as Trustee hereunder, except to the extent that liability is imposed under ERISA.

Except as prohibited by law, the Trustee shall be held harmless and indemnified by the Company from and against any and all liabilities, costs, and expenses (including legal fees reasonably incurred by the Trustee in its defense) arising out of any action taken by such Trustee with respect to the Plans or the Fund in carrying out any direction of the Company, the Retirement Trust Committee, the IIP Committee, or other authorized person made in accordance with this Agreement, provided that the Trustee has used reasonable care in carrying out such direction. This indemnification shall continue as to the Trustee after such Trustee ceases to be a Trustee.

The Trustee shall take any and all actions necessary and appropriate to correct any error with respect to the Fund promptly upon discovery or notification of such error, including but not limited to, reimbursement of the Fund or the Company for the cost of correcting such error where the error is caused by the Trustee's failure to use reasonable care in the performance of its duties under this Agreement and under procedures mutually agreed upon by the Company and the Trustee under this Agreement. The Trustee shall use reasonable diligence to identify any errors with respect to the Fund and shall promptly notify the Company and the Plan's recordkeeper of such error (regardless of whether the error might be considered material).

ARTICLE XI

Trustee: Removal, Resignation, Successor, etc.

The Trustee may be removed by the Chief Executive Officer of the Company at any time upon thirty days' notice in writing to the Trustee and the Company, provided that the Trustee may agree to a shorter period. The Trustee may resign at any time upon sixty days' notice in writing to the Company and the IIP Committee, provided that the Company and the Retirement Trust Committee may agree to a shorter period. Upon such removal or resignation of the Trustee, the Chief Executive Officer of the Company shall appoint a successor trustee or trustees and, upon acceptance of such appointment by the successor trustee or trustees, the Trustee shall assign, transfer, pay over and deliver to such successor trustee or trustees the funds and properties then constituting the Trust Fund.

ARTICLE XII

Amendments

Subject to the first paragraph of Article III, this Agreement may be amended by the Board of Directors of the Company or the Retirement Trust Committee at any time or from time to time and in any manner, and the provisions of any such amendment may be made applicable to the Trust Fund as constituted at the time of the amendment as well as to the part of the Trust Fund subsequently acquired; provided, however, that no such amendment shall increase the duties or change the compensation of the Trustee without its consent. Any such amendment shall be by a written instrument delivered to the Trustee.

Any action permitted to be taken by the Board of Directors of the Company or the Retirement Trust Committee under the foregoing provision may be taken by the IIP Committee if such action

(1) is required by law, or

(2) is required by an action of the IIP Committee pursuant to the Plans, or

(3) is estimated not to increase the annual cost of the Plans by more than the amounts set forth in the Plans.

Any action taken by the Board or IIP Committee shall be made by or pursuant to a resolution duly adopted by the Board or IIP Committee and shall be evidenced by such resolution or by a written instrument executed by such persons as the Board or IIP Committee shall authorize for such purpose.

The IIP Committee shall report to the Chief Executive Officer of the Company by January 31 of each year all action taken by it hereunder during the preceding calendar year.

ARTICLE XIII

Termination

This Agreement and the Trust created hereby may be terminated at any time by the Board of Directors of the Company or the Retirement Trust Committee and upon such termination or upon the dissolution or liquidation of the Company, or in the event that a successor to the Company by operation of law or by the acquisition of its business interests shall not elect to continue the Plans and this Trust, or a successor Trust, the Trust Fund shall be paid out by the Trustee as and when directed by the IIP Committee in accordance with the provisions of Article II hereof. Upon termination of this Trust the Trustee shall first reserve such reasonable amount as it may deem necessary to provide for the payment of any expenses or fees then or thereafter chargeable against the Trust Fund.

ARTICLE XIV

Governing Law; Interpretation

To the extent not prevented by law, this Agreement and the Trust created hereby shall be construed, regulated and administered under the laws of the State of Minnesota. The Trustee may at any time initiate an action or proceedings for the settlement of its accounts or for the determination of any questions of construction which may arise or for instructions, and the only necessary parties defendant to such action shall be the Company and the IIP Committee, except that the Trustee may, if it so elects, bring in as parties defendant any other person or persons.

Whenever appropriate, words used herein in the singular may be read in the plural, or words used herein in the plural may be read in the singular; the masculine may include the feminine; and the words "hereof," "herein" or "hereunder" or other similar compounds of the word "here" shall mean and refer to the entire Agreement and not to any particular paragraph or section of this Agreement unless the context clearly indicates to the contrary. The titles given to the various sections of this Agreement are inserted for convenience of reference only and are not part of this Agreement, and they shall not be considered in determining the purpose, meaning or intent of any provision hereof. Any reference in this Agreement to a statute or regulation shall be considered also to mean and refer to any subsequent amendment or replacement of that statute or regulation.

ARTICLE XV

Segregation of Trust Fund

Any company which is a subsidiary of the Company may, with the approval of the Board of Directors of the Company by resolution of its own Board of Directors adopt the Trust if such subsidiary shall have adopted the Plans.

Any such subsidiary may at any time segregate from further participation in the Trust under this Trust Agreement. Such subsidiary shall file with the Trustee a document evidencing its segregation from the Trust Fund and its continuance of a trust in accordance with the provisions of the Trust Agreement as though such subsidiary were the sole creator thereof. In such event, the Trustee shall deliver to itself as Trustee of such Trust such part of the Trust Fund as may be determined by the IIP Committee to constitute the appropriate share of the Trust Fund then held in respect of the participating members of such subsidiary. Such former subsidiary may thereafter exercise in respect of such Trust Agreement all the rights and powers reserved to the Company, to the Retirement Trust Committee and to the IIP Committee under the provisions of this Trust Agreement.

In a similar manner, the appropriate share of the Trust Fund determined by the IIP Committee to be then held in respect of employees in any division, plant, location or other identifiable group or unit of the Company or of any subsidiary may be segregated, and the Trustee shall hold such segregated assets in the same manner and for the same purpose as provided above in the event of segregation of a subsidiary and the Company or any successor owner of the segregated unit shall have the rights hereinabove provided for a segregated subsidiary.

The Trustee may, as directed by the IIP Committee, transfer such assets and liabilities of the Trust as determined by the IIP Committee relating to a division, plant, location or other identifiable group or unit of the Company or of any subsidiary, to a trust which is exempt from tax under Section 501(a) of the Code, as constituting a part of a plan intended to qualify under Section 401(a) of the Code.

ARTICLE XVI

Name of Trust

This Trust shall be known as the "Kimberly-Clark Corporation Defined Contribution Plans Trust."

ARTICLE XVII

Miscellaneous

Any action required or permitted to be taken hereunder by the Board of Directors of the Company may be taken by the Compensation Committee of the Board of Directors or any other duly authorized committee of the Board of Directors designated under the By-Laws of the Company. Any action required or permitted to be taken hereunder by the Company may be taken by any officer of the Company. The Trust is intended to be tax exempt under Section 501(a) as constituting a part of a plan intended to qualify under Section 401(a) respectively, of the Code, and to satisfy the requirements of the ERISA, as these laws may be amended from time to time. Until advised otherwise, the Trustee may conclusively assume that the Plans is qualified under Section 401(a) of the Code, and that this Trust is exempt from federal income tax.

Neither the creation of this Trust nor anything contained in this Agreement shall be construed as giving any person entitled to benefits hereunder or other employee of the Company any equity or other interest in the Trust Fund or in the assets, business, or affairs of the Company.

Neither the Trustee, the Retirement Trust Committee, the IIP Committee, the Company, nor any of its officers, employees, agents, or members of the Board of Directors in any way guarantees the Trust Fund against loss or depreciation nor do they guarantee the payment of any benefit or amount which may become due and payable to any Participant or Beneficiary hereunder.

The Company shall deliver to the Trustee a copy of the Plans and of any amendments thereto for convenience of reference, and the rights, powers and duties of the Trustee shall be governed only by the terms of this Trust Agreement without reference to the provisions of the Plans.

All contributions to the Trust shall be deemed to take place in the State of Minnesota. No contribution shall be subject to process either before or after it is received by the Trustee.

ARTICLE XVIII

Execution

This Agreement shall be executed in any number of counterparts, each one of which shall be deemed to be the original although the others shall not be produced.

IN WITNESS WHEREOF, KIMBERLY-CLARK CORPORATION and FIRST TRUST NATIONAL ASSOCIATION have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

KIMBERLY-CLARK CORPORATION

By:______________________________
L. Robert Frazier
Assistant Treasurer

FIRST TRUST NATIONAL ASSOCIATION

By:______________________________
Ronald E. Jensen
Vice President

By:______________________________
Scott C. Curtiss
Vice President

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-61010 of Kimberly-Clark Corporation on Form S-8 of our reports dated June 14, 2002, included in this Annual Report on Form 11-K of the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan, the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, the Kimberly-Clark Corporation Retirement Contribution Plan and the Kimberly-Clark Corporation Defined Contribution Plans Trust, in each case for the year ended December 31, 2001.

Deloitte & Touche LLP

Dallas, Texas
June 24, 2002

KIMBERLY-CLARK CORPORATION SALARIED
EMPLOYEES INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2001 and 2000,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1600
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

KIMBERLY-CLARK CORPORATION
SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

Assets

	2001	2000
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 1,421,005,985	$ 1,605,032,655
Contributions Receivable:		
Employee after-tax contributions	239,251	377,439
Employee pre-tax contributions	3,045,963	3,040,517
Employer matching contributions	1,184,631	1,181,728
Net Assets Available for Benefits	$ 1,425,475,830	$ 1,609,632,339

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
SALARIED EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets Available for Benefits		
Investment (loss) income:		
Allocated Share of Changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (182,260,982)	$ 17,591,823
Dividends on Kimberly-Clark Corporation common stock	13,599,979	14,747,647
Interest on Participant Notes Receivable	841,805	751,349
Total investment (loss) income	(167,819,198)	33,090,819
Contributions:		
Employee after-tax contributions	3,334,888	3,921,435
Employee pre-tax contributions	51,944,165	46,561,697
Employer matching contributions	18,983,168	17,320,517
Total contributions	74,262,221	67,803,649
Total Additions	(93,556,977)	100,894,468
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances	87,652,955	139,096,838
Forfeitures	677,521	688,709
Total Deductions	88,330,476	139,785,547
Net decrease prior to interfund transfers	(181,887,453)	(38,891,079)
Interfund transfers:		
Transfers to other funds	(2,269,056)	(38,377)
Transfers from other trusts	-	19,708,527
Net Decrease	(184,156,509)	(19,220,929)
Net Assets Available for Benefits Beginning of Year	1,609,632,339	1,628,853,268
End of Year	$ 1,425,475,830	$ 1,609,632,339

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (the "Salaried Plan"), along with the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan (collectively, the "Plans"), participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2001 and 2000, the Salaried Plan assets relate to its share of the allocated net assets of the Trust, which are stated at fair value. Changes in net assets are allocated in the following manner. Investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the Salaried Plan's share of net assets. All other activity is recorded in the Salaried Plan based on the elections of the individual participants in the Salaried Plan.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the Salaried Plan's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, was issued in June of 1998 and amended in 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS No. 133 as amended was adopted as required on January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Salaried Plan has no derivative financial instruments at December 31, 2001, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Plan's statement of net assets or changes in net assets available for benefits.

2. SALARIED PLAN DESCRIPTION AND FUNDING POLICY

The following description of the Salaried Plan provides only general information. Participants should refer to the Salaried Plan document for a complete description of the Salaried Plan's provisions.

The Salaried Plan is a defined contribution plan. Effective September 1, 1994, the Salaried Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salaried employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the Salaried Plan following one month of continuous service. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the Salaried Plan from time to time.

Contributions

Effective January 1, 1997, an eligible employee may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 15% (in whole percentages) of base salary. After-tax contributions which are eligible for employer matching contributions are considered basic after-tax contributions, and those which are not eligible for employer matching contributions are considered unrestricted after-tax contributions.

Employer matching contributions, which are always made to the K-C Stock Fund, are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $.75 for each dollar contributed by the employee on the first 2% of base pay plus $.50 for each dollar invested on the next 3% of base pay. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant is vested in employer matching contributions after completion of five years of service. Employer matching contributions made on or after October 1, 1996, or a later transfer date if applicable, and future earnings (or losses) on that amount cannot be reallocated to another investment fund within the Salaried Plan until the participant reaches age 50.

There are limitations on 401(k), basic after-tax, unrestricted after-tax and employer matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be basic after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and basic after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the Salaried Plan by and on behalf of a participant.

Investment Elections

A participant's contributions are invested in one or more of the following ten separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;

- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Fund, which invests in medium to large capitalization companies identified by the manager as having above average growth potential;
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

Prior to September 29, 2000 a participant's account may have also been invested in the SMI Stock Fund, which was invested primarily in Schweitzer-Mauduit International, Inc. common stock. This fund was a closed fund, meaning that a participant could maintain an investment in the fund or reallocate all or a portion of it to other funds, but was not permitted to add to the fund through new contributions or investment fund reallocations. The SMI Stock Fund was discontinued and a Small Cap Index Fund was added effective September 29, 2000.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals

A participant may withdraw the value of their basic and unrestricted after-tax accounts and the value of employer matching contributions, if vested, which have been in the Salaried Plan at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the Salaried Plan for twelve months following any withdrawals from his basic after-tax account or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of his accounts, including the value of all employer matching contributions, is distributable in either a lump sum, a partial amount, an annuity or, upon reaching age 55, in installments. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions.

Loans

A participant may borrow from his 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of his 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are generally repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan is incurred.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2000, the Trust held 17,633,033 shares of the Corporation's common stock at a fair value of $1,246,479,103. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE SALARIED PLAN

The Corporation has the right to terminate the Salaried Plan subject to the provisions of ERISA. In the event of termination of the Salaried Plan, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Salaried Plan.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter that the Salaried Plan qualifies under Section 401(a) of the Code and that the Plan is exempt from income tax under Section

501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the Salaried Plan on June 6, 2002.

The federal income tax status of participants with respect to the Salaried Plan is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the Salaried Plan at December 31, 2001 and 2000, were $791,815 and $2,344,705, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2001, the Salaried Plan was amended to: (a) reflect the sale of Kimberly-Clark Printing Technology, Inc. to Sensient Technologies Corporation; (b) eliminate the highly compensated employee switchover option; and (c) eliminate the option for manual loan repayments in order to reduce administrative costs.

During the year ended December 31, 2000, the Salaried Plan was amended to: (a) discontinue the SMI Stock Fund as an investment fund, and add a Small Cap Index Fund; (b) provide immediate vesting for employees who terminated employment due to the sale of Southeast Timberlands, the shutdown of the Mobile Pulp Mill, or the closure of the Durafab, Inc. apparel plant in Cleburne, Texas; (c) reflect the liquidation of Kimberly-Clark Tissue Company as a wholly-owned subsidiary of Kimberly-Clark Corporation; (d) reflect the merger of the Safeskin Corporation 401(k) Profit Sharing Plan into the Salaried Plan; (e) reflect the merger of the remaining accounts held in the terminated Tecnol Medical Products, Inc. Employee 401(k) Capital Accumulation Plan and Tecnol ESOP Plan into the Salaried Plan; and (f) reflect the merger of the Ballard Medical Products 401(k) Retirement Savings Plan into the Salaried Plan.

8. MASTER TRUST

The Salaried Plan participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The Salaried Plan has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of Salaried Plan, the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan, and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2001 and 2000, the Salaried Plan's interest in the net assets of the Trust was approximately 68.3% and 69.4%, respectively.

At December 31, 2001 and 2000, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2001	2000
Investments, at fair value:		
Cash equivalents	$ 38,879,929	$ 35,991,734
Common stock:		
Kimberly-Clark Corporation		
(18,491,046 and 17,633,033 shares)	1,105,764,551	1,246,479,103
Government Securities	93,409,170	98,409,330
Mutual fund	119,166,081	186,515,533
Collective funds	687,364,304	702,809,185
Group annuity contracts	6,427,016	12,152,568
Participant notes receivable	17,062,958	16,738,355
Total investments	2,068,074,009	2,299,095,808
Receivables	16,941,019	28,061,938
Payables	(4,778,122)	(12,048,216)
Net assets	$2,080,236,906	$2,315,109,530
Total investments at cost	$1,878,498,022	$1,810,255,548

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment (loss) income for the years ended December 31, 2001 and 2000 was as follows:

	2001	2000
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (188,889,033)	$ 93,305,000
SMI common stock	-	145,722
Mutual fund - American Express	(58,566,940)	(45,094,749)
Collective funds - American Express	11,808,326	9,750,827
Collective funds - Barclays Global Investors	(36,395,021)	(30,668,502)
Total net (depreciation) appreciation	(272,042,668)	27,438,298
Interest income	10,138,627	11,522,764
Dividend income - Kimberly-Clark Corporation stock	20,490,788	21,723,080
Dividend income - other	-	174,844
Total investment (loss) income	$ (241,413,253)	$ 60,858,986

****

KIMBERLY-CLARK CORPORATION HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

Financial Statements
As of December 31, 2001 and 2000,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1600
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000

Assets

	2001	2000
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 548,701,980	$ 617,791,324
Contributions Receivable:		
Employee after-tax contributions	-	232,536
Employee pre-tax contributions	-	846,921
Employer matching contributions	-	370,777
Net Assets Available for Benefits	$ 548,701,980	$ 619,241,558

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
HOURLY EMPLOYEES INCENTIVE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Allocated Share of Changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (73,655,117)	$ 20,322,832
Dividends on Kimberly-Clark Corporation common stock	6,483,548	6,678,026
Interest on Participant Notes Receivable	517,386	520,514
Total investment (loss) income	(66,654,183)	27,521,372
Contributions:		
Employee after-tax contributions	4,194,368	4,672,896
Employee pre-tax contributions	21,685,350	20,737,819
Employer matching contributions	8,798,990	8,825,536
Total contributions	34,678,708	34,236,251
Total Additions	(31,975,475)	61,757,623
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	40,961,308	57,971,176
Forfeitures	88,345	73,644
Total Deductions	41,049,653	58,044,820
Net (decrease) increase prior to interfund transfers	(73,025,128)	3,712,803
Interfund transfers:		
Transfers from (to) other funds	2,485,550	(18,195)
Transfers from other trusts	-	2,690,908
Net (Decrease) Increase	(70,539,578)	6,385,516
Net Assets Available for Benefits Beginning of Year	619,241,558	612,856,042
End of Year	$ 548,701,980	$ 619,241,558

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan (the "Hourly Plan") along with the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan (collectively, the "Plans") participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2001 and 2000, the Hourly Plan assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Changes in net assets are allocated in the following manner. Investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the Hourly Plan's share of net assets. All other activity is recorded in the Hourly Plan based on the elections of the individual participants in the Hourly Plan.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the Hourly Plan's assets. Trustee fees and administrative expenses are paid from the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, was issued in June of 1998 and amended in 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS No. 133 as amended was adopted as required on January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Hourly Plan has no derivative financial instruments at December 31, 2001, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Plan's statement of net assets or changes in net assets available for benefits.

2. HOURLY PLAN DESCRIPTION AND FUNDING POLICY

The following description of the Hourly Plan provides only general information. Participants should refer to the Hourly Plan document for a complete description of the Hourly Plan's provisions.

The Hourly Plan is a defined contribution plan. Effective September 1, 1994, the Hourly Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"), and is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries (collectively, "the Employer") are eligible to participate in the Hourly Plan following one month of continuous service. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the Hourly Plan from time to time.

Contributions

Effective January 1, 1997, an eligible employee may elect to make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld) and after-tax contributions in any combination up to 15% (in whole percentages) of base hourly wages. After-tax contributions which are eligible for employer matching contributions are considered basic after-tax contributions, and those which are not eligible for employer matching contributions are considered unrestricted after-tax contributions.

Employer matching contributions, which are always made to the K-C Stock Fund, are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of $.75 for each dollar contributed by the employee on the first 2% of base pay plus $.50 for each dollar invested on the next 3% of base pay, at all participating units. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. A participant is vested in employer matching contributions after completion of five years of service. Employer matching contributions made on or after October 1, 1996, or a later transfer date if applicable, and future earnings (or losses) on that amount cannot be reallocated to another investment fund within the Hourly Plan until the participant reaches age 50.

There are limitations on 401(k), basic after-tax, unrestricted after-tax and employer matching contributions made on behalf of highly compensated employees to ensure that no prohibited discrimination takes place under the Code. A participant affected by such limitations may have the 401(k) contributions deemed to be basic after-tax contributions and may also have a portion of the after-tax contributions refunded. 401(k) and basic after-tax contributions qualify for employer matching contributions as described above.

The Code contains certain limitations on the amount of contributions which can be made to the Hourly Plan by and on behalf of a participant.

Investment Elections

A participant's contributions are invested in one or more of the following ten separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;

- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of the Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Fund, which invests in medium to large capitalization companies identified by the manager as having above average growth potential;
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

Prior to September 29, 2000, a participant's account may have also been invested in the SMI Stock Fund, which was invested primarily in Schweitzer-Mauduit International, Inc. common stock. This fund was a closed fund, meaning that a participant could maintain an investment in the fund or reallocate all or a portion of it to other funds, but was not permitted to add to the fund through new contributions or investment fund reallocations. The SMI Stock Fund was discontinued and a Small Cap Index Fund was added effective September 29, 2000.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or Money Market securities. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals

A participant may withdraw the value of their basic and unrestricted after-tax accounts and the value of employer matching contributions, if vested, which have been in the Hourly Plan at least 24 months. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions and earnings credited thereon, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the Hourly Plan for twelve months following any withdrawals from his basic after-tax account or any hardship withdrawal of 401(k) contributions and earnings thereon.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of his accounts, including the value of all employer matching contributions, is distributable in either a lump sum, a partial amount, an annuity or, upon reaching age 55, in installments. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions.

Loans

A participant may borrow from his 401(k) contributions account a minimum of $1,000 or maximum of the lesser of (i) 50% of his 401(k) contributions account or (ii) $50,000 (reduced by the highest outstanding loan balance during the last twelve months). A participant may have only one outstanding loan. A loan processing fee is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or, a primary residence loan, which must be repaid within a maximum of ten years. Loans are generally repaid through payroll deductions and bear interest at the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan is incurred.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2000, the Trust held 17,633,033 shares of the Corporation's common stock at a fair value of $1,246,479,103. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE HOURLY PLAN

The Corporation has the right to terminate the Hourly Plan subject to the provisions of ERISA. In the event of termination of the Hourly Plan, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Hourly Plan.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter that the Hourly Plan qualifies under Section 401(a) of the Code and that the Hourly Plan is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the Hourly Plan on June 6, 2002.

The federal income tax status of participants with respect to the Hourly Plan is as follows: A participant's after-tax contributions, in whatever form, are not tax-deductible by the participant;

however, the portion of a distribution attributable to such contributions is generally not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the Hourly Plan at December 31, 2001 and 2000, were $398,872 and $572,176, respectively.

7. CHANGES IN THE HOURLY PLAN

During the year ended December 31, 2001, the Hourly Plan was amended to: (a) reflect the sale of Kimberly-Clark Printing Technology, Inc. to Sensient Technologies Corporation; (b) eliminate the highly compensated employee switchover option; and (c) eliminate the option for manual loan repayments in order to reduce administrative costs.

During the year ended December 31, 2000, the Hourly Plan was amended to: (a) discontinue the SMI Stock Fund as an investment fund, and add a Small Cap Index Fund; (b) reflect the liquidation of Kimberly-Clark Tissue Company as a wholly-owned subsidiary of Kimberly-Clark Corporation; (c) reflect the merger of the remaining accounts held in the terminated Tecnol Medical Products, Inc. Employee 401(k) Capital Accumulation Plan and Tecnol ESOP Plan into the Hourly Plan; and (d) reflect the merger of the Ballard Medical Products 401(k) Retirement Savings Plan into the Hourly Plan.

8. MASTER TRUST

The Hourly Plan participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The Hourly Plan has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds substantially all the assets of the Hourly Plan, the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan and the Kimberly-Clark Corporation Retirement Contribution Plan. At December 31, 2001 and 2000, the Hourly Plan's interest in the net assets of the Trust was approximately 26.4% and 26.7%, respectively.

At December 31, 2001 and 2000, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2001	2000
Investments, at fair value:		
Cash equivalents	$ 38,879,929	$ 35,991,734
Common stock:		
Kimberly-Clark Corporation		
(18,491,046 and 17,633,033 shares)	1,105,764,551	1,246,479,103
Government Securities	93,409,170	98,409,330
Mutual fund	119,166,081	186,515,533
Collective funds	687,364,304	702,809,185
Group annuity contracts	6,427,016	12,152,568
Participant notes receivable	17,062,958	16,738,355
Total investments	2,068,074,009	2,299,095,808
Receivables	16,941,019	28,061,938
Payables	(4,778,122)	(12,048,216)
Net assets	$ 2,080,236,906	$2,315,109,530
Total investments at cost	$ 1,878,498,022	$1,810,255,548

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment (loss) income for the years ended December 31, 2001 and 2000 was as follows:

	2001	2000
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (188,889,033)	$ 93,305,000
SMI common stock	-	145,722
Mutual fund - American Express	(58,566,940)	(45,094,749)
Collective funds - American Express	11,808,326	9,750,827
Collective funds - Barclays Global Investors	(36,395,021)	(30,668,502)
Total net (depreciation) appreciation	(272,042,668)	27,438,298
Interest income	10,138,627	11,522,764
Dividend income - Kimberly-Clark Corporation stock	20,490,788	21,723,080
Dividend income - other	-	174,844
Total investment (loss) income	$ (241,413,253)	$ 60,858,986

****

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

Financial Statements
As of December 31, 2001 and 2000,
and for the Years Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1600
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Kimberly-Clark Corporation Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Retirement Contribution Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2002

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000

Assets

	2001	2000
Share of net assets of Kimberly-Clark Corporation Defined Contribution Plans Trust	$ 109,879,677	$ 89,477,146
Net Assets Available for Benefits	$ 109,879,677	$ 89,477,146

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
RETIREMENT CONTRIBUTION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Allocated Share of Changes in Kimberly-Clark Corporation Defined Contribution Plans Trust	$ (9,709,120)	$ (2,131,449)
Dividends on Kimberly-Clark Corporation common stock	407,261	297,407
Total investment loss	(9,301,859)	(1,834,042)
Contributions:		
Employer contributions	33,082,823	28,644,332
Total Additions	23,780,964	26,810,290
Deductions from Net Assets Available For Benefits		
Distributions of employee account balances	1,766,368	2,677,981
Forfeitures	1,612,065	1,615,211
Total Deductions	3,378,433	4,293,192
Net Increase	20,402,531	22,517,098
Net Assets Available for Benefits		
Beginning of Year	89,477,146	66,960,048
End of Year	$ 109,879,677	$ 89,477,146

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

The Kimberly-Clark Corporation Retirement Contribution Plan (the "RCP") along with the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan and the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan (collectively, the "Plans") participate in the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust"). At December 31, 2001 and 2000, the RCP assets relate to its share of the allocated net assets of the Trust which are stated at fair value. Changes in net assets are allocated in the following manner. Investment income, excluding Kimberly-Clark Corporation stock dividend income, and administrative expenses are allocated on a basis proportionate to the RCP's share of net assets. All other activity is recorded in the RCP based on the elections of the individual participants in the RCP.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by US Bank (the "Trustee") from the RCP's assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, was issued in June of 1998 and amended in 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS No. 133 as amended was adopted as required on January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Plan recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The RCP has no derivative financial instruments at December 31, 2001, and does not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Plan's statement of net assets or changes in net assets available for benefits.

2. RETIREMENT CONTRIBUTION PLAN DESCRIPTION AND FUNDING POLICY

The following description of the RCP provides only general information. Participants should refer to the RCP document for a complete description of the RCP's provisions.

The RCP was formed effective January 1, 1997 and is a defined contribution plan covering eligible salaried and hourly employees of Kimberly-Clark Corporation (the "Corporation") and its participating U. S. subsidiaries. All eligible salaried and non-organized hourly employees of the

Corporation and its participating U. S. subsidiaries (collectively, "the Employer") hired or rehired on or after January 1, 1997 are eligible to participate in the RCP on their first day of employment. Eligible salaried and hourly non-organized employees of the Employer who participated in the Corporation's retirement plans as of December 31, 1996 and who chose to participate in the RCP as part of the pension choice program became eligible to participate in the RCP as of July 1, 1997. Former Scott Paper Company salaried employees employed as of January 1, 1997 began participating in the RCP on January 1, 1997. Hourly organized employees at certain units who chose to participate in the RCP as part of a pension choice program (and new hires after the bargained date) are also eligible to participate in the RCP. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the RCP from time to time.

Vesting Provisions

Eligible employees are fully vested upon completing five years of service. Additionally, regardless of length of service, eligible employees are fully vested if employment ends because of their death; or if they were employed by Scott Paper Company on the December 12, 1995 merger date.

Funding

The Employer makes monthly contributions for each eligible employee based on an annual formula calculated considering the employee's age and eligible earnings.

Investment Elections

A participant's contributions are invested in one or more of the following ten separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of the Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Fund, which invests in medium to large capitalization companies identified by the manager as having above average growth potential;
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

If a participant does not make investment elections all contributions are invested in the Money Market Fund.

A participant's contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term or money market securities. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Distributions

Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, or because of death, the value of his accounts is distributable in either a lump sum or a partial amount. If termination occurs other than as above, the value of nonvested employer contributions is forfeited and used to reduce subsequent employer contributions.

Voting of Company Stock

A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his K-C Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. This investment represents five percent or more of the Trust's net assets available for benefits.

At December 31, 2000, the Trust held 17,633,033 shares of the Corporation's common stock at a fair value of $1,246,479,103. This investment represents five percent or more of the Trust's net assets available for benefits.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE RCP

The Corporation has the right to terminate the RCP subject to the provisions of ERISA. In the event of termination of the RCP, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the RCP.

5. TAX STATUS

The Internal Revenue Service has issued a determination letter that the RCP qualifies under Section 401(a) of the Internal Revenue Code and that the RCP is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued a favorable determination letter on the RCP on May 22, 2002.

6. DISTRIBUTIONS PAYABLE

In accordance with accounting principles generally accepted in the United States of America, accrued distribution payments are not reported as a liability on the statement of net assets available for benefits. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500.

Distributions payable to participants of the RCP at December 31, 2001 and 2000, were $32,433 and $29,741, respectively.

7. CHANGES IN THE PLAN

During the year ended December 31, 2001, the RCP was not amended.

During the year ended December 31, 2000, the RCP was amended to: (a) provide immediate vesting for employees who terminated employment due to the sale of Southeast Timberlands, the shut-down of the Mobile Pulp Mill, or the closure of the Durafab, Inc. apparel plant in Cleburne, Texas; (b) reflect the liquidation of Kimberly-Clark Tissue Company as a wholly-owned subsidiary of Kimberly-Clark Corporation; and (c) include Safeskin employment for purposes of determining vesting service.

8. MASTER TRUST

The RCP participates in the Kimberly-Clark Corporation Defined Contribution Plans Trust. The RCP has a proportionate undivided interest in the assets of the Trust. The Trustee of the Master Trust holds all the assets of the RCP as well as the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan and the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan. At December 31, 2001 and 2000, the RCP's interest in the net assets of the Trust was approximately 5.3% and 3.9%, respectively.

At December 31, 2001 and 2000, the net assets of the Kimberly-Clark Corporation Defined Contribution Plans Trust were as follows:

	2001	2000
Investments, at fair value:		
Cash equivalents	$ 38,879,929	$ 35,991,734
Common stock:		
Kimberly-Clark Corporation		
(18,491,046 and 17,633,033 shares)	1,105,764,551	1,246,479,103
Government Securities	93,409,170	98,409,330
Mutual fund	119,166,081	186,515,533
Collective funds	687,364,304	702,809,185
Group annuity contracts	6,427,016	12,152,568
Participant notes receivable	17,062,958	16,738,355
Total investments	2,068,074,009	2,299,095,808
Receivables	16,941,019	28,061,938
Payables	(4,778,122)	(12,048,216)
Net assets	$ 2,080,236,906	$2,315,109,530
Total investments at cost	$ 1,878,498,022	$1,810,255,548

Investment income of the Trust includes net appreciation (depreciation) in the fair value of investments and dividend and interest income. Net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Trust's investment (loss) income for the years ended December 31, 2001 and 2000 was as follows:

	2001	2000
Investment (Loss) Income:		
Net (depreciation) appreciation in fair value of investments:		
Kimberly-Clark Corporation common stock	$ (188,889,033)	$ 93,305,000
SMI common stock	-	145,722
Mutual fund - American Express	(58,566,940)	(45,094,749)
Collective funds - American Express	11,808,326	9,750,827
Collective funds - Barclays Global Investors	(36,395,021)	(30,668,502)
Total net (depreciation) appreciation	(272,042,668)	27,438,298
Interest income	10,138,627	11,522,764
Dividend income - Kimberly-Clark Corporation stock	20,490,788	21,723,080
Dividend income - other	-	174,844
Total investment (loss) income	$ (241,413,253)	$ 60,858,986

****

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

Financial Statements
As of December 31, 2001 and 2000,
and for the Years Then Ended,
Supplemental Schedules as of December 31, 2001,
and for the Year Then Ended,
and Independent Auditors' Report

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1600
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-6778

Tel: (214) 840-7000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Kimberly-Clark Corporation
Defined Contribution Plans Trust

We have audited the accompanying statements of net assets available for benefits of the Kimberly-Clark Corporation Defined Contribution Plans Trust (the Trust) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Trust at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2001, and reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Trust's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
Assets		
Investments at fair value:		
Cash equivalents	$ 38,879,929	$ 35,991,734
Kimberly-Clark Corporation common stock	1,105,764,551	1,246,479,103
Money market funds	80,647,226	89,278,598
U. S. Government securities	93,409,170	98,409,330
Collective funds	606,717,078	613,530,587
Mutual funds	119,166,081	186,515,533
Group annuity contracts	6,427,016	12,152,568
Participant notes receivable	17,062,958	16,738,355
Total Investments	2,068,074,009	2,299,095,808
Receivables:		
Dividends	5,297,504	4,707,848
Interest	366,375	1,201,812
Pending receipts	11,277,140	22,152,278
Total Assets	2,085,015,028	2,327,157,746
Liabilities		
Pending disbursements	4,778,122	12,048,216
Total Liabilities	4,778,122	12,048,216
Net Assets Available for Benefits	$ 2,080,236,906	$ 2,315,109,530

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
DEFINED CONTRIBUTION PLANS TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Additions to Net Assets Available For Benefits		
Investment (loss) income:		
Net (depreciation) appreciation in fair value of investments	$ (272,042,668)	$ 27,438,298
Dividends - Kimberly-Clark Corporation stock	20,490,788	21,723,080
Dividends - other	-	174,844
Interest	10,138,627	11,522,764
Total investment (loss) income	(241,413,253)	60,858,986
Contributions:		
Employee after-tax contributions	7,899,982	8,524,684
Employee pre-tax contributions	74,470,990	66,613,857
Employer matching contributions	61,232,858	54,520,410
Forfeitures	(2,377,931)	(2,379,979)
Total contributions	141,225,899	127,278,972
Transfers from other trusts	-	22,352,610
Total Additions	(100,187,354)	210,490,568
Deductions from Net Assets Available For Benefits		
Distribution of employee account balances	132,209,147	198,292,345
Administrative expenses	2,476,123	1,780,906
Total Deductions	134,685,270	200,073,251
Net (Decrease) Increase	(234,872,624)	10,417,317
Net Assets Available for Benefits		
Beginning of Year	2,315,109,530	2,304,692,213
End of Year	$ 2,080,236,906	$ 2,315,109,530

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ACCOUNTING PRINCIPLES AND PRACTICES

Kimberly-Clark Corporation ("K-C" or the "Corporation") sponsors the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan ("Salaried Plan"), the Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan ("Hourly Plan"), and the Kimberly-Clark Corporation Retirement Contribution Plan ("RCP"), (collectively, the "Plans"). The investment related assets and liabilities of the Salaried Plan and the Hourly Plan were merged to form the Kimberly-Clark Corporation Defined Contribution Plans Trust (the "Trust") effective October 1, 1996. The RCP was formed effective January 1, 1997 and is a participating plan in the Trust.

All investments are stated at fair value. The fair value of Kimberly-Clark Corporation common stock held by the Trust is determined as the last selling price on the last business day of the year, as published in an independent source. The fair value of investments in commingled funds is determined by the Plans' proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published in an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies; or an estimate by US Bank (the "Trustee") if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Participant loans are valued at cost, which approximates fair value. Cash equivalents represent funds held pending the purchase of securities in the Kimberly-Clark Stock Fund and pending participant disbursements in the Clearing account.

Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from the Plans' assets. Trustee fees and administrative expenses are paid by the Trust.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

New Accounting Pronouncements - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, was issued in June of 1998 and amended in 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities. SFAS No. 133 as amended was adopted as required on January 1, 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that the Trust and the Plans recognize all derivatives as either assets or liabilities in the statement of net assets and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Trust and the Plans have no derivative financial instruments at December 31, 2001, and do not currently engage in hedging activities. Adoption of SFAS No. 133 did not affect the Trust's or Plans' statements of net assets or changes in net assets available for benefits.

2. TRUST TERMINATION

The Corporation has the right to terminate the Plans subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of termination of the Plans, all participants will become fully vested in their accounts. Management of the Corporation has indicated it has no current intentions to terminate the Plans.

3. INVESTMENT ELECTIONS

A participant's contributions are invested in one or more of the following ten separate funds as determined by the participant:

- K-C Stock Fund, which is invested primarily in the Corporation's common stock;
- Small Cap Index Fund, which is invested in the Russell 2000 Index Fund, a collective fund of the 2000 smallest capitalization stocks in the Russell 3000 Index;
- Money Market Fund, which is invested in short-term debt securities issued by the United States of America or an agency or instrumentality thereof;
- Stable Income Fund, which is invested in investment contracts issued by insurance companies or banks and in money market securities;
- Bond Index Fund, which is invested in U. S. government and investment grade corporate bonds, and asset-backed and mortgage-backed securities and is designed to track the performance of Lehman Brothers Aggregate Bond Index;
- Medium-Term Managed Fund, a diversified portfolio which is invested in bonds, large and small capitalization stocks and international stocks;
- Long-Term Managed Fund, a diversified portfolio which is invested in a mix of large and small capitalization stocks and international stocks and bonds;
- Stock Index Fund, which is invested in a diversified portfolio of stocks in a broad array of established companies and is designed to track the performance of the S&P 500 Stock Index;
- Growth Stock Fund, which invests in medium to large capitalization companies identified by the manager as having above average growth potential;
- International Index Fund, which is invested in a diversified portfolio of stocks in established companies in Europe, Australia, and the Far East and is designed to track the performance of the Morgan Stanley Capital International EAFE-Free Index.

The K-C Stock Fund and the SMI Stock Fund, until September 29, 2000 (see below), were managed by the Trustee. The Money Market, Stable Income, and Growth Stock Funds are managed by American Express Trust Company or its affiliate. The Bond Index, Medium-

Term Managed, Long-Term Managed, Stock Index, Small Cap Index, and International Index Funds are managed by Barclays Global Investors.

Prior to September 29, 2000, a participant's account may have also been invested in the SMI Stock Fund, which was invested primarily in Schweitzer-Mauduit International, Inc. common stock. This fund was a closed fund, meaning that a participant could maintain an investment in the fund or reallocate all or a portion of it to other funds, but was not permitted to add to the fund through new contributions or investment fund reallocations. The SMI Stock Fund was discontinued and a Small Cap Index Fund was added effective September 29, 2000.

4. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2001 and 2000. Investments that represent five percent or more of the Trust's net assets are separately identified.

	2001	2000
Investments at fair value:		
Cash equivalents	$ 38,879,929	$ 35,991,734
Participant notes receivable	17,062,958	16,738,355
	55,942,887	52,730,089
Investments at fair value as determined by quoted market price:		
K-C common stock	1,105,764,551	1,246,479,103
Investments at estimated fair value:		
U.S. Government securities	93,409,170	98,409,330
Mutual fund - American Express	119,166,081	186,515,533
Collective funds - American Express	292,402,943	280,398,035
Collective funds - Barclays Global Investors	394,961,361	422,411,150
Group annuity contracts	6,427,016	12,152,568
	906,366,571	999,886,616
	$2,068,074,009	$2,299,095,808

The Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in value by $(272,042,668) during 2001 and by $27,438,298 during 2000 as follows:

	2001	2000
Investments at fair value as determined By quoted market price:		
K-C common stock	$ (188,889,033)	$ 93,305,000
SMI common stock	-	145,722
	(188,889,033)	93,450,722

Investments at estimated fair value:		
Mutual fund - American Express	$ (58,566,940)	$ (45,094,749)
Collective funds - American Express	11,808,326	9,750,827
Collective funds - Barclays Global Investors	(36,395,021)	(30,668,502)
	(83,153,635)	(66,012,424)
	$ (272,042,668)	$ 27,438,298

5. PARTY-IN-INTEREST TRANSACTIONS / SIGNIFICANT INVESTMENTS

At December 31, 2001, the Trust held 18,491,046 shares of the Corporation's common stock at a fair value of $1,105,764,551. During the year ended December 31, 2001, 6,527,487 shares were acquired; and 5,669,474 shares were disposed of.

At December 31, 2000, the Trust held 17,633,033 shares of the Corporation's common stock at a fair value of $1,246,479,103. During the year ended December 31, 2000, 9,912,759 shares were acquired; and 12,678,069 shares were disposed of.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

6. TAX STATUS

The Plans received favorable determination letters from the Internal Revenue Service indicating that their form meets the requirements of Section 401(a) of the Code and the Trust is exempt from income tax under Section 501(a) of the Code. The Internal Revenue Service issued favorable determination letters as follows: Salaried Plan, June 6, 2002; Hourly Plan, June 6, 2002; and RCP, May 22, 2002.

7. PARTICIPATING PLANS

Net assets allocated to the participating Plans exclude most amounts held in the Clearing/Cash Disbursement account as these amounts normally represent funds held for withdrawing participants and participant loan requests. As of December 31, 2001 and 2000, net assets in the Trust available for benefits were allocated to the participating Plans as follows:

	2001	2000
Hourly Plan	$ 548,701,980	$ 617,791,324
Salaried Plan	1,421,005,985	1,605,032,655
RCP	109,879,677	89,477,146
	$2,079,587,642	$2,312,301,125

****

SUPPLEMENTAL SCHEDULES REQUIRED BY THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan/010
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan/011
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
US Bank[1]	Cash Equivalents		$ 38,879,929
	Participant Notes Receivable rate of interest (7.75%-9.5%) maturity dates (2002 - 2019)		17,062,958
			55,942,887
Kimberly-Clark Corporation[1]	Common Stock	$ 912,599,834	1,105,764,551
BZW Barclays	Collective Funds:		
	Small Cap Index Fund		21,595,341
	Daily U. S. Debt Index Fund		56,286,743
	Daily Equity Index Fund		221,799,997
	Daily EAFE Equity Index Fund		19,527,475
	Medium-Term Managed Fund		27,463,472
	Long-Term Managed Fund		48,288,333
			394,961,361
American Express Trust Company	U. S. Government Securities Fund II		93,409,170
	Collective Funds:		
	Stable Capital Fund II		67,625,477
	Income Fund III		144,130,240
	Money Market Fund I		80,647,226
	Mutual Fund:		
	IDS Growth Fund		119,166,081
			504,978,194
Group Annuity Contracts:			
Monumental Life Insurance Co.	Contract # ADA00285ST, variable rate		577,969
TransAmerica Life	Contract # 76570, 6.55%, due 11/15/04		5,849,047
			6,427,016
Total Investments			$ 2,068,074,009

[1] Sponsor and/or issuer known to be a party-in-interest to the Plan.

KIMBERLY-CLARK CORPORATION DEFINED CONTRIBUTION PLANS TRUST
SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Sponsor's EIN: 39-1862807

Plan Name/Number: Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan/010
Kimberly-Clark Corporation Hourly Employees Incentive Investment Plan/011
Kimberly-Clark Corporation Retirement Contribution Plan/015

Identity of Investment Issuer	Description of Investment	Purchased Amount	Sold/Matured Amount	Net Gain (Loss)
Single Transactions:				
None				
Series of Transactions:				
Kimberly-Clark Corporation[1]	Common Stock	$ 397,427,548	$ 341,264,955	$ 84,796,144

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.